UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 24, 2022

GSR II Meteora Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41305	87-3203989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

840 Park Drive East Boca Raton, Florida	33432
(Address of Principal Executive Offices)	(Zip Code)

(561) 532-4682

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one warrant and one sixteenth of one right	GSRMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	GSRM	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GSRMW	The Nasdaq Stock Market LLC
Rights, each whole right entitling the holder to receive one share of Class A common stock	GSRMR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Transaction Agreement

On August 24, 2022, GSR II Meteora Acquisition Corp., a Delaware corporation (the “Company,” “us” or “our”), entered into a Transaction Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among the Company, GSR II Meteora Sponsor LLC, a Delaware limited liability company (“Sponsor”, and together with the Company, “GSR Entities”), BT Assets, Inc., a Delaware corporation (“BT Assets”), and Lux Vending, LLC, a Georgia limited liability company and a wholly owned subsidiary of BT Assets (“Lux Vending”). The transactions contemplated by the Transaction Agreement as described below are hereinafter referred to as the “Business Combination” and the closing date of the Business Combination is hereinafter referred to as the “Closing.” All of the terms used, but not defined herein shall have the meanings ascribed to such terms in the Transaction Agreement.

In connection with the Business Combination, the Company will be renamed “Bitcoin Depot Inc.” or another name to be determined by the BT Entities (defined below) in their reasonable discretion (“PubCo”).

The Transaction Agreement and the transactions contemplated thereby were approved by the board of directors of the Company and the leadership team of BT Assets.

The Business Combination

Upon the terms and subject to the conditions of the Transaction Agreement, in accordance with the Delaware General Corporation Law, and prior to or at the Closing, the GSR Entities and the BT Entities will enter into the following transactions:

(i)	Lux Vending will merge with and into a newly-formed Delaware limited liability company known as “Bitcoin Depot Operating LLC” (“BT OpCo”, and together with BT Assets, “BT Entities”);

(ii)

BT Assets will sell, transfer, assign, convey and deliver to PubCo and PubCo will purchase and accept from BT Assets, the Purchased Common Units in exchange for certain cash consideration (the “Over the Top Consideration”).

(iii)

PubCo will assign, transfer, contribute and deliver to BT OpCo certain cash consideration (the “Contribution Amount”), and BT OpCo will issue and deliver to PubCo (i) at the Closing, the Contribution Common Units, and (ii) at the Closing and immediately following the effectiveness of the BT OpCo A&R LLC Agreement, certain Matching Warrants and PubCo Earn-Out Units. The Over the Top Consideration and the Contribution Amount will be distributed in accordance with the Cash Distribution Waterfall as set forth in the Transaction Agreement.

Following the foregoing transactions, and assuming no redemptions, BT Assets and its affiliated entities, including Brandon Mintz, the founder, Chief Executive Officer and controlling stockholder of BT Assets, are expected to own a majority of the outstanding Common Units and the outstanding BT Earn-Out Units and a supermajority of the outstanding voting shares of PubCo, and PubCo will own the remainder of the outstanding Common Units and BT Earn-Out Units. The Business Combination is expected to close in the first quarter of 2023, following the receipt of the required approvals by the Company’s stockholders and the fulfillment of other customary closing conditions, including a minimum cash condition.

Transaction Consideration

As of the date of this filing, the Company has approximately $310 million in its Trust Account, net of deferred underwriting fees of approximately $11.1 million, which will be used as cash consideration in connection with the Business Combination. In addition, the Transaction Agreement permits the Company to raise additional equity financing prior to the Closing, subject to certain terms and conditions.

Representations and Warranties; Covenants

The Transaction Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to corporate organization and authorization, third party consents, capitalization, financial statements, material contracts, tax matters, compliance with laws, employee and benefits matters and intellectual property, among others. Effective immediately following the Closing, PubCo’s board of directors shall be comprised of seven directors, two of whom shall be designated by the Sponsor and five of whom shall be designated by BT Assets prior to the Closing.

Conditions to Each Party’s Obligations

The Closing is subject to certain customary conditions, including, but not limited to, (i) the requisite approvals of the stockholders of the Company, (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (if applicable), (iii) the PubCo Class A Common Stock being approved for listing on Nasdaq and (iv) performance of each parties’ covenants to be performed under the Transaction Agreement in all material respects.

Termination

The Transaction Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, (i) by BT Assets and the Company, (ii) by BT Assets or the Company if any Governmental Authority shall have enacted any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination, (iii) by BT Assets if the Company Stockholder Approval is not obtained by reason of the failure to obtain the required vote at the Company’s Stockholders’ Meeting, (iv) by BT Assets after there has been a Modification in Recommendation, (v) by the Company upon the failure to meet specified deadlines for the filing of the Proxy Statement, subject to certain conditions, (vi) prior to the Closing, by the Company if (A) there is any breach of any representation, warranty, covenant or agreement on the part of the BT Entities set forth in the Transaction Agreement such that certain conditions to closing cannot be satisfied and such breach is not cured within the cure period window or (B) the Closing has not occurred on or before February 28, 2023, unless the Company is then in material breach of the Transaction Agreement, or (vii) prior to the Closing, by the Company if (A) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or Sponsor set forth in the Transaction Agreement such that certain conditions to closing cannot be satisfied and such breach is not cured within the cure period window or (B) the Closing has not occurred on or before the Agreement end date, unless any of the BT Entities is then in material breach of the Transaction Agreement.

If the Transaction Agreement is validly terminated, none of the parties to the Transaction Agreement will have any liability or any further obligation under the Transaction Agreement other than customary confidentiality obligations and other miscellaneous provisions, except in the case of fraud or willful and material breach of the Transaction Agreement.

The foregoing description of the Transaction Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Transaction Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly with the U.S. Securities and Exchange Commission (the “SEC”) and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Sponsor Support Agreement

Concurrently with the execution of the Transaction Agreement, the Sponsor, the Company and BT Assets entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agrees, among other things, (i) to vote at any meeting of the Company’s stockholders, and in any action by written consent of the Company’s stockholders, all of its Company equity securities in favor of the adoption and approval of the Transaction Agreement, the transactions contemplated thereby, and the other approvals contemplated to be sought with respect thereto; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities and on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Registration Rights Agreement

At the Closing, Sponsor and BT Assets, among others (collectively, the “Holders”), and the Company will amend and restate the Registration Rights Agreement, dated as of February 24, 2022, by and between the Company and Sponsor (as amended and restated, the “Registration Rights Agreement”), pursuant to which, among other things, PubCo will agree to use commercially reasonable efforts to file a registration statement for a shelf registration on Form S-1 or Form S-3 within 45 days following Closing and the Holders will be granted certain customary registration rights with respect to the securities of PubCo.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Tax Receivable Agreement

At the Closing, the Company and the BT Entities will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, the Company will generally be required to pay BT Assets 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign income taxes that the Company realizes, or is deemed to realize, as a result of certain tax attributes, including:

•

existing tax basis in certain assets of BT OpCo, including assets that will eventually be subject to depreciation or amortization, once placed in service, attributable to BT OpCo Common Units acquired by the Company at the Closing and thereafter in accordance with the terms of the A&R LLC Agreement (as defined below);

•

tax basis adjustments resulting from the Company’s acquisition of BT OpCo Common Units from BT Assets at the Closing and thereafter pursuant to the terms of the A&R LLC Agreement (including any such adjustments resulting from certain payments made by the Company under the Tax Receivable Agreement);

•	disproportionate tax-related allocations made to the Company as a result of Section 704(c) of the U.S. Internal Revenue Code of 1986, as amended; and

•	tax deductions in respect of interest payments deemed to be made by the Company in connection with the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Tax Receivable Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Amended and Restated Limited Liability Company Agreement of BT OpCo

At the Closing, the Company, BT OpCo and BT Assets will enter into an Amended and Restated Limited Liability Company Agreement of BT OpCo (the “A&R LLC Agreement”) setting forth the rights and obligations of the members of BT OpCo, and pursuant to which, among other things, BT OpCo will be controlled by PubCo, as managing member. In addition, the A&R LLC Agreement contains customary provisions for operating partnerships held by a public company, including providing for PubCo to maintain a one-to-one ratio between its outstanding PubCo Class A Common Stock and the number of Common Units held by PubCo.

The foregoing description of the A&R LLC Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of A&R LLC Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of PubCo’s common stock pursuant to the Transaction Agreement is incorporated by reference herein. The common stock issuable pursuant to the Transaction Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On August 25, 2022, the Company and BT Assets issued a press release announcing their entry into the Transaction Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that the Company and BT Assets have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission of materiality of any of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Additional Information

In connection with the Business Combination, the Company intends to file a preliminary proxy statement of the Company with the SEC, copies of which will be mailed (if and when available) to all Company stockholders once definitive. The Company also plans to file other documents with the SEC regarding the Business Combination. The Company will mail copies of the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the definitive proxy statement or any other document that the Company will send to its stockholders in connection with the Business Combination. The Company’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, as well as all other relevant materials filed or that will be filed with the SEC, in connection with the Company’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Company, BT Assets and the Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach or Alex Kovtun, (949) 574-3860, GSRM@gatewayir.com.

Participants in the Solicitation

The Company, BT OpCo and certain of their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s stockholders in connection with the Business Combination will be set forth in the Company’s proxy statement when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names of the Company’s directors and executive officers and a description of their interests in the Company in the Company’s filings with the SEC, including the Company’s prospectus dated February 24, 2022 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Company’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy statement and a description of their direct and indirect interests will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of BT Assets’, Lux Vending’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BT Assets, Lux Vending and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of the Company is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to BT OpCo; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; BT OpCo’s ability to manage future growth; BT OpCo’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on BT OpCo’s future business; the amount of redemption requests made by the Company’s public stockholders; the ability of the Company or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors described or referenced in the Company’s final initial public offering prospectus dated February 24, 2022 and its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in each case, under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither BT Assets, Lux Vending nor the Company presently know or that BT Assets, Lux Vending and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BT Assets’, Lux Vending’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. BT Assets, Lux Vending and the Company anticipate that subsequent events and developments will cause BT Assets’, Lux Vending’s and the Company’s assessments to change. However, while BT Assets, Lux Vending and the Company may elect to update these forward-looking statements at some point in the future, BT Assets, Lux Vending and the Company specifically disclaim any obligation to do so except as otherwise required by applicable law. These forward-looking statements should not be relied upon as representing BT Assets, Lux Vending and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell, nor a solicitation of an offer to buy, any securities in connection with the proposed Business Combination or otherwise, or the solicitation of a proxy, consent or authorization in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or otherwise in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Transaction Agreement, dated as of August 24, 2022, by and among GSR II Meteora Acquisition Corp., GSR II Meteora Sponsor LLC, BT Assets, Inc., and Lux Vending, LLC.

10.1	Sponsor Support Agreement, dated as of August 24, 2022, by and among GSR II Meteora Acquisition Corp., GSR II Meteora Sponsor LLC, and Lux Vending, LLC.

10.2	Form of Amended and Restated Registration Rights Agreement.

10.3	Form of Tax Receivable Agreement.

10.4	Form of Amended and Restated LLC Agreement.

99.1	Press Release, dated August 25, 2022.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2022

GSR II METEORA ACQUISITION CORP.

By:	/s/ Gus Garcia
Name:	Gus Garcia
Title:	Co-Chief Executive Officer

Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

by and among

GSR II METEORA ACQUISITION CORP,

GSR II METEORA SPONSOR LLC,

LUX VENDING, LLC,

AND

BT ASSETS, INC.

dated as of August 24, 2022

i

Exhibits

Exhibit A	PubCo Charter
Exhibit B	PubCo Bylaws
Exhibit C	Pre-Closing Restructuring Plan
Exhibit D	Registration Rights Agreement
Exhibit E	Sponsor Support Agreement
Exhibit F	Form of Tax Receivable Agreement
Exhibit G	Form of BT OpCo A&R LLC Agreement

BT Disclosure Letter

PubCo Disclosure Letter

v

TRANSACTION AGREEMENT

This Transaction Agreement (this “Agreement”), dated as of August 24, 2022 (the “Execution Date”), is made and entered into by and among GSR II Meteora Acquisition Corp, a Delaware corporation (“PubCo”), GSR II Meteora Sponsor LLC, a Delaware limited liability company (“Sponsor”, and together with PubCo, “GSR Entities”), BT Assets, Inc., a Delaware corporation (“BT Assets”), and Lux Vending, LLC, a Georgia limited liability company and a wholly owned subsidiary of BT Assets (“BT OpCo”, and together with BT Assets, “BT Entities”).

RECITALS

WHEREAS, PubCo is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo desires to, subject to the terms and conditions set forth in this Agreement, contribute, pay and deliver to BT OpCo and BT Assets the PubCo Available Cash, without interest, and BT Assets or BT OpCo, as applicable, shall in consideration therefor issue or sell and deliver to PubCo, at the Closing (i) certain Common Units of BT OpCo and (ii) immediately following the effectiveness of the BT OpCo A&R LLC Agreement, certain BT OpCo Matching Warrants and the PubCo Earn-Out Units, free from any Encumbrances and subject to the terms and conditions set forth in this Agreement;

WHEREAS, prior to or at the Closing (and in any case prior to the Unit Purchase), PubCo will enter into a series of reorganizations, including, (i) amending and restating the certificate of incorporation of PubCo to be substantially in the form attached as Exhibit A (the “PubCo Charter”) and (ii) amending and restating the bylaws of PubCo to be substantially in the form attached as Exhibit B (the “PubCo Bylaws”, and such transactions the “PubCo Pre-Closing Restructuring”);

WHEREAS, prior to or at the Closing (and in any case prior to the Unit Purchase), the BT Entities will enter into a series of reorganizations, including, the merger of BT OpCo with and into a newly-formed Delaware limited liability company known as “Bitcoin Depot Operating LLC” (the “BT Surviving Entity” and such transactions, the “BT Pre-Closing Restructuring”, and together with the PubCo Pre-Closing Restructuring, the “Pre-Closing Restructuring Plan”); provided that BT Entities and PubCo may make amendments to the Pre-Closing Restructuring Plan, as attached hereto as Exhibit C after the Execution Date subject to the prior written consent of the other party (not to be unreasonably conditioned, withheld or delayed);

WHEREAS, prior to the Closing, and as an inducement to PubCo to enter into this Agreement and consummate the Transactions (including the Unit Purchase), each of the Key Employees is entering into an employment agreement with BT OpCo and PubCo in a form mutually agreed by PubCo and BT Assets (each, an “Employment Agreement”), each of which shall be effective as of the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor, BT OpCo, and PubCo have entered into the Sponsor Support Agreement, a copy of which is attached as Exhibit E (the “Sponsor Support Agreement”);

WHEREAS, at the Closing and immediately following the effectiveness of the BT OpCo A&R LLC Agreement, PubCo shall issue the Share Transaction Consideration to BT Assets for par value as set forth in this Agreement; and

WHEREAS, each of the Board of Directors of BT Assets, the sole member of BT OpCo, and the Board of Directors of PubCo has unanimously (i) determined that it is advisable for and in the best interests of such party and its equityholder(s) to enter into this Agreement and the Transactions (as defined below), and (ii) approved the execution and delivery of this Agreement and the documents contemplated by this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, as to any Person, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, charge, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Phantom Equity Cash Consideration” means the aggregate Phantom Equity Cash Consideration payable in respect of the cancellation of the Phantom Equity Awards held by the Phantom Equity Holders immediately prior to the Closing, pursuant to the Phantom Equity Plan and Section 2.6, as set forth on the Closing Spreadsheet.

“Aggregate Phantom Equity Consideration” means the total dollar value of the consideration payable in respect of the cancellation of the Phantom Equity Awards held by the Phantom Equity Holders immediately prior to the Closing pursuant to the Phantom Equity Plan and Section 2.6, as set forth on the Closing Spreadsheet.

“Aggregate Phantom Equity Non-Cash Consideration” means, the aggregate number of PubCo Class A Common Stock issuable in respect of the cancellation of the Phantom Equity Awards held by the Phantom Equity Holders immediately prior to the Closing pursuant to the Phantom Equity Plan and Section 2.6, as set forth on the Closing Spreadsheet.

“Alternative Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, Canada’s Corruption of Foreign Public Officials Act and Criminal Code, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” means the United States Sherman Antitrust Act of 1890, the United States Clayton Act of 1914, the HSR Act, the United States Federal Trade Commission Act of 1914, and all other domestic and foreign Laws, including foreign merger control and other competition Laws, issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“BitAccess Equity Plan” means the BitAccess Inc. Stock Option Plan.

“BitAccess Option” means each outstanding and unexercised option to purchase BitAccess capital stock granted under the BitAccess Equity Plan.

“BT Assets Disclosure Breach” means the failure of a BT Entity to furnish to PubCo all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable (including any approval or consent of an independent auditor of a BT Entity) or as may be reasonably requested by PubCo in connection with the preparation and filing of the Proxy Statement, or any amendment thereto, on a timely basis to permit the filing or amendment of the same on or prior to a specified time.

“BT Companies” means BT OpCo and all of its Subsidiaries.

“BT Company Interests” means all of the outstanding equity interests of the BT Companies.

“BT Earn-Out Units” means, the following units of BT OpCo: (i) 5,000,000 Class 1 Earn-Out Units of BT OpCo (“BT OpCo Class 1 Earn-Out Units”), (ii) 5,000,000 Class 2 Earn-Out Units of BT OpCo (“BT OpCo Class 2 Earn-Out Units”), and (iii) 5,000,000 Class 3 Earn-Out Units of BT OpCo (“BT OpCo Class 3 Earn-Out Units”).

“BT Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“BT Material Adverse Effect” means any event, series of events, condition, state of facts, development, change, circumstance, occurrence or effect (collectively, “Events”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, results of operations or financial condition of the BT Companies, taken as a whole or (ii) the ability of the BT Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “BT Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation of such Laws or GAAP following the Execution Date, (b) any change in interest rates or economic, political, business or financial market conditions generally (including, without limitation, (1) any change in the price or relative value of any Token, or other digital currency or cryptocurrency, including but not limited to Bitcoin or (2) any change in trading volume of any Token, or other digital currency or cryptocurrency, or any halt or suspension in trading of any such Token, or other digital currency or cryptocurrency on any digital currency exchange, in each case, including but not limited to Bitcoin), (c) the taking of any action expressly required by or, with respect to Sections 8.1, 8.2 or 8.4, permitted to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the Execution Date), acts of nature or change in climate, or any declaration of a national emergency by any Governmental Authority, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, or social conditions, (f) any failure in and of itself of the BT Entities or any of their respective Subsidiaries to meet any projections or forecasts, provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a BT Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the BT Entities or any of their respective Subsidiaries operate, (h) any action taken by, or at the request of, or with the express consent of PubCo; provided, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the BT Entities or any of their respective Subsidiaries relative to other participants in the industries in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a BT Material Adverse Effect.

“BT OpCo Common Units” means Common Units of BT OpCo.

“BT OpCo Matching Warrants” means warrants to purchase a number of units of BT OpCo equal to the number of shares of PubCo Class A Common Stock that may be purchased upon the exercise in full of all PubCo Warrants outstanding immediately following the Closing.

“BT Transaction Bonus Payments” means all amounts payable pursuant to the arrangements listed on the “BT Transaction Bonus Payments Schedule” of Section 1.1 of the BT Disclosure Letter.

“BT Transaction Bonus Termination Agreement” means a BT Transaction Bonus termination agreement in the form mutually agreed upon between the BT Entities and PubCo prior to the Closing.

“BT Transaction Expenses” means any reasonable and documented out-of-pocket fees and expenses paid or payable by the BT Entities or any of their respective Subsidiaries or any of their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments pursuant to any written arrangements entered into prior to the Closing, payable by the BT Entities or any of their Subsidiaries to any current or former employee, independent contractor, officer, director or other individual service provider of the BT Entities or any of their Subsidiaries as a result of the Transactions (whether alone or together with any other event), but excluding, for the avoidance of doubt, (x) any such payments that arise from employment-related actions taken by PubCo, the BT Entities or any of their respective Subsidiaries or Affiliates following the Closing and (y) the BT Transaction Bonus Payments and the Aggregate Phantom Equity Consideration, including the employer portion of payroll Taxes arising therefrom, (C) up to $1,000,000 of the sum of the BT Transaction Bonus Payments and the employer portion of payroll Taxes arising from the aggregate amount of the BT Transaction Bonus Payments (whether paid in cash or equity), (D) up to $1,000,000 of the sum of the Aggregate Phantom Equity Cash Consideration and the employer portion of payroll Taxes arising from the Aggregate Phantom Equity Consideration (whether paid in cash or equity), and (E) any and all filing fees payable by the BT Entities or any of their Subsidiaries or any of their Affiliates to Governmental Authorities in connection with the Transactions.

“Business Combination” has the meaning set forth in the PubCo Governing Documents as in effect on the Execution Date.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect to the CARES Act by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority) and (ii) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act, the Families First Coronavirus Response Act of 2020 (H.R. 6201), and “Division N - Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.E. 133) contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“Change of Control” has the meaning set forth in the BT OpCo A&R LLC Agreement.

“Code” means the Internal Revenue Code of 1986.

“Contracts” means any contracts, agreements, subcontracts, leases, commitments and undertakings, whether written or oral.

“Contribution Common Units” means a number of OpCo Common Units equal to (i) the number of shares of PubCo Common Stock, other than PubCo Class E Common Stock, outstanding at the Closing and not held by BT Assets, multiplied by (ii) the Contribution Amount, divided by (iii) the amount of PubCo Available Cash.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any resurgence or any evolutions or mutations of COVID-19, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“COVID-19 Tax Measure” means any legislation or order enacted or issued by any Governmental Authority with respect to any Tax matter in response to COVID-19 (including, without limitation, the CARES Act).

“Data Room” means the virtual data room titled “BTM” hosted by DataSite at: https://americas.datasite.com.

“Data Subject” means any “person,” “individual,” or “data subject” as defined by the applicable Privacy Laws.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory is the subject of any Sanction.

“Disclosure Letter” means, as applicable, the BT Disclosure Letter or the PubCo Disclosure Letter.

“Dollars” or “$” means lawful money of the United States.

“Earn-Out Units” means the BT Earn-Out Units and the PubCo Earn-Out Units.

“Environmental Laws” means any and all Laws relating to the protection of the environment or natural resources, pollution or worker health or safety, including as it relates to Hazardous Materials exposure.

“ERISA Affiliate” means any corporation or trade or business, whether or not incorporated, that together with any of the BT Companies would, at any relevant time, be deemed to be a single employer pursuant to Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Event” has the meaning specified in the definition of BT Material Adverse Effect.

“Exchange Act” means the Securities Exchange Act of 1934.

“Founder” means Brandon Mintz.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal agreements and instruments by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, national, state, provincial, territorial or municipal government, or any political subdivision of such government, and any agency, commission, department, board, bureau, official, minister, arbitral body (public or private), tribunal or court, whether national, state, provincial, local, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of a nation, state, province or municipal government, or any political subdivision of such authority, including any authority having governmental or quasi-governmental powers, domestic or foreign.

“Governmental Order” means any order, judgment, injunction, decision, decree, writ, stipulation, determination, directive or award, in each case, entered or issued by or with any Governmental Authority.

“Governmental Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any material, substance, chemical, contaminant, pollutant or waste for which liability or standards of conduct may be imposed, or that is listed, classified or regulated pursuant to Environmental Laws, including petroleum or petroleum products, asbestos or asbestos-containing materials, mold, lead, radioactive materials, polychlorinated biphenyls, or per- or polyfluoroalkyl substances.

“Indebtedness” means, with respect to any Person, (a) all indebtedness for borrowed money, including accrued interest, (b) capitalized lease obligations under GAAP, (c) letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) obligations evidenced by bonds, debentures, notes and similar instruments, (e) interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, (f) all obligations to pay the deferred and unpaid purchase price of property, goods, services and equipment which have been delivered, including “earn outs” and “seller notes”, and (g) all breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the Transactions in respect of any of the items in the foregoing clauses (a) through (g), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally, by such Person.

“Intellectual Property” means: (i) patents, patent applications and continuations, continuations-in-part, extensions, divisions, reissues, reexaminations of such Intellectual Property, and patent disclosures, industrial designs, and other intellectual property rights in inventions (whether or not patentable or reduced to practice); (ii) trademarks, service marks, trade dress, trade names, logos, internet domain names, social media handles, and other indicia of source of origin, together with the goodwill associated with any of the foregoing; (iii) intellectual property rights in works of authorship, data and databases, as well as copyrights and mask works; (iv) intellectual property rights in or to Software and other technology (including source code and object code); (v) trade secrets and other intellectual property rights in Proprietary Information; (vi) registrations, issuances, and applications for any of the foregoing; and (vii) all other intellectual property rights in any jurisdiction throughout the world.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the Internal Revenue Service.

“IT Systems” means computers, Software, hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned, leased or licensed by the BT Companies and used in their business.

“Key Employees” means Brandon Mintz, Scott Buchanan and Mark Smalley.

“Law” means any statute, law, common law, ordinance, rule, regulation, code or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by any of the BT Companies.

“Licensed Intellectual Property” means Intellectual Property that any of the BT Companies license from a third party.

“Lien” means all liens, judgments, charges, easements, servitudes, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, licenses, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).

“made available” means that documents were posted in the Data Room at or prior to 5:00 p.m., New York time, on the date that is one (1) day prior to the Execution Date and were not removed from the Data Room on or prior to the Execution Date.

“Minimum Condition PubCo Available Cash” means, an amount equal to (i) the PubCo Available Cash, minus (ii) any amount of the outstanding BT Transaction Expenses (other than any amount not paid in cash in respect of clauses (C) and (D) of the definition of the BT Transaction Expenses) payable in accordance with the Closing Spreadsheet and Section 2.2(a), minus (iii) any amount of the BT Closing Indebtedness payable in accordance with the Closing Spreadsheet and Section 2.2(b) (provided, that, in no event shall the BitAccess Contribution Amount be greater than $6,000,000 for purposes of this definition).

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Software” means any Software that is distributed as “free software,” “open source software,” “shareware”, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license for Software that meets the “Open Source Definition” promulgated by the Open Source Initiative.

“Owned Intellectual Property” means all Intellectual Property owned by the BT Companies.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection of such real property, restrictions and other similar charges or encumbrances that do not materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect to any Leased Real Property, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security and (ix) all other Liens that would not, individually or in the aggregate, reasonably be expected to result in a BT Material Adverse Effect.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, bank, trust company, trust or other entity, whether or not a legal entity, Governmental Authority or any department, agency or political subdivision of such Governmental Authority.

“Personal Data” means any information which identifies or could reasonable be used to identify, whether alone or in combination with other information, a natural Person, or other information that constitutes “personal information” or “personal data” under applicable Privacy Laws.

“Personal Data Processor” means any person other than an employee of any BT Company (or the applicable Data Subject) that processes or has access to any Personal Data processed by or on behalf of any BT Company.

“Phantom Equity Award Termination Agreement” means a Phantom Equity Holder’s Phantom Equity Award termination agreement in the form mutually agreed upon between the BT Entities and PubCo prior to the Closing.

“Phantom Equity Awards” means the awards under the Phantom Equity Plan.

“Phantom Equity Holder” means each Person who has been granted a Phantom Equity Award under the Phantom Equity Plan.

“Phantom Equity Plan” means the Lux Vending, LLC d/b/a Bitcoin Depot 2021 Participation Plan.

“Pre-Closing Tax Period” means any taxable period (or portion of such period) ending on or before the Closing Date.

“Privacy Agreements” means all Personal Data and privacy related policies (e.g., privacy and data security policies, acceptable use policies, terms of service, etc., including all Privacy Policies) and other Contracts to which any BT Company is a party whereby such BT Company makes commitments to a third party regarding the processing of Personal Data.

“Privacy Laws” means all Laws concerning or otherwise applicable to data security, data privacy and cyber security, including Federal Trade Commission Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003; the Children’s Online Privacy Protection Act; the California Consumer Privacy Act of 2018; the Computer Fraud and Abuse Act; the Electronic Communications Privacy Act; the Family Educational Rights and Privacy Act; and all other similar international, federal, state, provincial, and local Laws, and in each case, the rules implemented under such Laws.

“Privacy Policy” means an externally facing policy of any BT Company in connection with the collection of information provided by or on behalf of individuals that is labelled as a “Privacy Policy,” is reached on a web site by a link that includes the label “Privacy” or that is a written policy or disclosure that describes how Personal Data will be held, used, processed or disclosed.

“Privacy Token” means any Token that includes, as a feature of such Token, the concealment from public disclosure of the public keys for the source or destination wallet in respect of any transaction undertaken in connection with such Token.

“Proprietary Information” means all trade secrets and all other confidential or proprietary information, including confidential or proprietary know-how, inventions, methodologies, processes, techniques, research and development information, specifications, algorithms, financial, technical, marketing and business data, sales, pricing and cost information, customer information and supplier lists.

“PubCo Available Cash” means, in respect of PubCo, an amount equal to the (i) cash available in the Trust Account, minus (ii) any amounts required to satisfy the PubCo Share Redemption Amount, plus (iii) any proceeds from the consummation of the PIPE Subscription, plus (iv) any amounts drawn by PubCo in connection with the Closing under the Equity Line (for the avoidance of doubt, any amounts undrawn under the Equity Line in connection with the Closing shall not constitute PubCo Available Cash), minus (v) any unpaid PubCo Transaction Expenses payable in cash as of the Closing.

“PubCo Class A Common Stock” means Class A Common Stock of PubCo, par value $0.0001 per share, each share of which is entitled to one vote per share according to the PubCo Charter.

“PubCo Class B Common Stock” means Class B Common Stock of PubCo, par value $0.0001 per share, each share of which is entitled to one vote per share according to the PubCo Charter.

“PubCo Class E Common Stock” means Class E Common Stock of PubCo, par value $0.0001 per share, which shall be non-voting according to the PubCo Charter.

“PubCo Class M Common Stock” means Class M Common Stock of PubCo, par value $0.0001 per share, each share of which is entitled to 10 votes per share according to the PubCo Charter.

“PubCo Class O Common Stock” means Class O Common Stock of PubCo, par value $0.0001 per share, each share of which is entitled to one vote per share and is not entitled to any economic rights, including dividends or distributions of cash, property or shares of capital stock of PubCo according to the PubCo Charter.

“PubCo Class V Common Stock” means Class V Common Stock of PubCo, par value $0.0001 per share, each share of which is entitled to 10 votes per share and is not entitled to any economic rights, including dividends or distributions of cash, property or shares of capital stock of PubCo according to the PubCo Charter.

“PubCo Common Stock” means the PubCo Class A Common Stock, PubCo Class B Common Stock, PubCo Class E Common Stock, PubCo Class M Common Stock, PubCo Class O Common Stock, and PubCo Class V Common Stock.

“PubCo Earn-Out Units” means, the following units of BT OpCo: (i) a number of BT OpCo Class 1 Earn-Out Units equal to the number of shares of PubCo Class E-1 Common Stock issued to Sponsor under the Sponsor Support Agreement, if any, (ii) a number of BT OpCo Class 2 Earn-Out Units equal to the number of shares of PubCo Class E-2 Common Stock issued to Sponsor under the Sponsor Support Agreement, if any, and (iii) a number of BT OpCo Class 3 Earn-Out Units equal to the number of shares of PubCo Class E-3 Common Stock issued to Sponsor under the Sponsor Support Agreement, if any.

“PubCo Governing Documents” means the amended and restated memorandum and articles of association of PubCo.

“PubCo Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, results of operations or financial condition of PubCo, taken as a whole or (ii) the ability of PubCo to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “PubCo Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation of such Laws or GAAP following the Execution Date, (b) any change in economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the Execution Date), acts of nature or change in climate, or any declaration of a national emergency by any Governmental Authority, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, or social conditions, (f) the consummation and effects of any PubCo Share Redemptions, (g) any Events generally applicable to the industries or markets in which PubCo operates, (h) any action taken by, or at the request of, or with the express consent of the BT Entities; provided, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects PubCo relative to other participants in the industries in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a PubCo Material Adverse Effect. Notwithstanding the foregoing, with respect to PubCo, the amount of the PubCo Share Redemptions or the failure to obtain the PubCo Stockholder Approval shall not be deemed to be a PubCo Material Adverse Effect.

“PubCo Private Placement Warrants” means the warrants to purchase one share of PubCo Class A Common Stock issued to PubCo’s initial stockholders in a private placement that closed simultaneously with the closing of the PubCo’s initial public offering.

“PubCo Public Warrants” means the redeemable warrants to purchase one share of PubCo Class A Common Stock, whether acquired by a holder as part of a PubCo Unit in PubCo’s initial public offering or anytime thereafter on the open market.

“PubCo Rights Agent” means Continental Stock Transfer & Trust Company, a New York corporation.

“PubCo Rights Agreement” means the Rights Agreement, dated as of February 24, 2022, by and between PubCo and the PubCo Rights Agent, in respect of the PubCo Rights.

“PubCo Rights” means the rights of PubCo that entitle the holder of such rights to one share of PubCo Class A Common Stock and were issued and sold to holders as fractional rights included in PubCo Units in PubCo’s initial public offering.

“PubCo Share Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all PubCo Share Redemptions.

“PubCo Share Redemptions” means the election of an eligible (as determined in accordance with the PubCo Governing Documents) holder of shares of PubCo Class A Common Stock to have PubCo repurchase the shares of PubCo Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account and not previously released to PubCo to pay PubCo’s franchise and income taxes as well as expenses relating to the administration of the trust account) (as determined in accordance with the PubCo Governing Documents) in connection with the Transaction Proposals.

“PubCo Stockholder Approval” means the approval of (i) the Business Combination Proposal by the affirmative vote of the holders of a majority of the shares of PubCo Common Stock that are voted at a PubCo Stockholders’ Meeting held to consider such proposal, (ii) the Charter Proposal by the affirmative vote of a majority of the outstanding shares of PubCo Common Stock entitled to vote thereon, (iii) the Nasdaq Listing Proposal by a majority of the votes cast by the PubCo Stockholders present in person or represented by proxy at such PubCo Stockholders’ Meeting and entitled to vote thereon and (iv) the Other Required Proposals, if any, in accordance with applicable Law and the PubCo Governing Documents.

“PubCo Stockholders” means the stockholders of PubCo as of immediately prior to the Closing.

“PubCo Transaction Expenses” means any reasonable and documented out-of-pocket fees and expenses paid or payable by PubCo or any of its Subsidiaries or any of their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, and (B) any and all filing fees payable by PubCo or any of its Subsidiaries to the Governmental Authorities in connection with the Transactions.

“PubCo Units” means the units comprised of one share of PubCo Class A Common Stock, one-sixteenth of one PubCo Right and one PubCo Public Warrant issued and sold to holders in PubCo’s initial public offering.

“PubCo Warrant Agent” means Continental Stock Transfer & Trust Company, a New York corporation.

“PubCo Warrant Agreement” means the Warrant Agreement, dated as of February 24, 2022, by and between PubCo and the PubCo Warrant Agent, in respect of the PubCo Public Warrants and PubCo Private Placement Warrants.

“PubCo Warrants” means, PubCo Public Warrants and PubCo Private Placement Warrants.

“Purchased Common Units” means a number of OpCo Common Units equal to (i) the number of shares of PubCo Common Stock, other than PubCo Class E Common Stock, outstanding at the Closing and not held by BT Assets, multiplied by (ii) the amount of the Over the Top Consideration, divided by (iii) the amount of PubCo Available Cash.

“Registration Rights Agreement” means that certain Registration Rights Agreement substantially in the form attached as Exhibit D.

“Related Party” means any of the current or former directors, officers, employees, managers, members, or equityholders (both indirect and direct) (or any child or spouse of any such Person) of any BT Company.

“Related Party Transaction” means all agreements or contracts between any BT Company and/or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand, or any payment between or among such parties other than (i) loans and other extensions of credit to officers and employees of the BT Companies for travel, business or relocation expenses or other employment-related purposes made in the ordinary course of business (ii) the BT Benefit Plans and (iii) commercial transactions entered into in the ordinary course of business on arms’ length terms for the use of services provided by the BT Companies.

“Sanctions” means any sanction administered or enforced by the United States government (including OFAC), the Government of Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Transaction Consideration” means, 44,100,000 shares of PubCo Class V Common Stock.

“Software” means computer programs and software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, emulation and simulation reports, test vectors and software development tools and databases.

“Subsidiary” means, with respect to a Person, a corporation, general or limited partnership, limited liability company, joint venture, partnership or other entity of which a majority of the economic interests or the voting interests is owned, directly or indirectly, by such Person.

“Tax Act” means the Income Tax Act (Canada).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement substantially in the form attached as Exhibit F.

“Tax Return” means any return, form, election, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, provincial, local, foreign or other taxes imposed by any Governmental Authority (or other imposts, assessments, fees, levies, customs, import duties or charges, in each case, in the nature of a tax), including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition to such Taxes.

“Token” means any digital token, coin, cryptocurrency or any other similar digital asset, whether or not classified as “securities” under U.S. securities laws.

“Trading Days” means, with respect to the PubCo Common Stock, days on which trades in respect of the PubCo Common Stock may be made on Nasdaq or any similar system of automated dissemination of quotations of securities prices.

“Transactions” means, collectively, the Unit Purchase, the PIPE Subscription, the Equity Line, the PubCo Share Redemption, the Pre-Closing Restructuring, and each of the other transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pre-Closing Restructuring) and the Ancillary Agreements.

(b) Other capitalized terms used in this Agreement and not defined in Section 1.1(a) shall have the meanings assigned to such terms in the following Sections:

Defined Term	Section
“Agreement End Date”	Section 9.1(f)
“Agreement”	Preamble
“Ancillary Agreements”	Section 11.10
“Audited Financial Statements”	Section 3.7(a)
“Authentication Credentials”	Section 3.17(f)
“BitAccess Contribution Amount”	Section 6.8
“BitAccess Payment Amount”	Section 6.8

“BitAccess”	Section 6.8
“BT Assets Unit Purchase”	Section 2.1(a)
“BT Assets”	Preamble
“BT Benefit Plan”	Section 3.12(a)
“BT Closing Indebtedness”	Section 2.2(b)
“BT Company Software”	Section 3.17(d)
“BT Cure Period”	Section 9.1(f)
“BT Designated Directors”	Section 7.9(a)
“BT Disclosure Letter”	Article III
“BT Entities”	Preamble
“BT Indemnified Parties”	Section 6.7(a)
“BT Non-Recourse Party”	Section 11.16(b)
“BT OpCo A&R LLC Agreement”	Section 6.10
“BT OpCo Contribution”	Section 2.1(b)
“BT OpCo”	Preamble
“BT Pre-Closing Restructuring”	Recitals
“BT Registered Intellectual Property”	Section 3.17(a)
“BT Surviving Entity”	Recitals
“Business Combination Proposal”	Section 8.2(b)
“Cash Distribution Waterfall”	Section 2.2
“Cash Payout Percentage”	Section 2.6(a)
“CBA”	Section 3.11(a)(i)
“Charter Proposal”	Section 8.2(b)
“Closing Date”	Section 2.3
“Closing Spreadsheet”	Section 6.3(a)
“Closing”	Section 2.3
“Confidentiality Agreement”	Section 11.10
“Contribution Amount”	Section 2.2
“D&O Indemnified Parties”	Section 6.7(a)
“Digital Gold”	Section 6.8
“Earn-Out Period”	Section 2.4(a)(iii)
“Employment Agreement”	Recitals
“Equity Line”	Section 7.2
“Equity Payout Percentage”	Section 2.6(a)
“ERISA”	Section 3.12(a)
“Execution Date”	Preamble
“Financial Statements”	Section 3.7(a)
“First Earn-Out Period”	Section 2.4(a)(i)
“First Milestone”	Section 2.4(a)(i)
“Flow-Thru Tax Return”	Section 8.3(a)(i)
“Foreign BT Benefit Plan”	Section 3.12(c)
“Founder Guarantees”	Section 8.7
“Governmental Authorization”	Section 3.5
“Governmental Plan”	Section 3.12(a)
“GSR Designated Directors”	Section 7.9(a)
“GSR Entities”	Preamble

“Incentive Equity Plan Share Reserve”	Section 8.5
“Incentive Equity Plan”	Section 8.5
“Incentive Plan Proposal”	Section 8.2(b)
“Interim Period”	Section 6.1
“Intervening Event Change in Recommendation”	Section 8.2(c)
“Intervening Event Notice Period”	Section 8.2(c)
“Intervening Event”	Section 8.2(c)
“JOBS Act”	Section 5.6(a)
“Legal Proceedings”	Section 3.9
“Modification in Recommendation”	Section 8.2(b)
“Multiemployer Plan”	Section 3.12(d)
“Nasdaq Listing Proposal”	Section 8.2(b)
“Nasdaq”	Section 1.2(e)
“New Business”	Section 6.1(t)
“Other Required Proposals”	Section 8.2(b)
“Over the Top Consideration”	Section 2.2
“Payment Network Rules”	Section 3.10(a)
“Phantom Equity Cash Consideration”	Section 2.6(a)
“Phantom Equity Consideration Cap”	Section 2.6(a)
“Phantom Equity Non-Cash Consideration”	Section 2.6(a)
“PIPE Subscription”	Section 7.7
“Pre-Closing Restructuring Plan”	Recitals
“Prospectus”	Section 11.1
“Proxy Statement”	Section 8.2(a)(i)
“PubCo Bylaws”	Recitals
“PubCo Charter”	Recitals
“PubCo Cure Period”	Section 9.1(g)
“PubCo Disclosure Letter”	Article V
“PubCo EL Minimum Cash”	Section 7.1(a)
“PubCo Financial Statements”	Section 5.6(e)
“PubCo Indemnified Parties”	Section 6.7(a)
“PubCo Minimum Cash”	Section 7.1(a)
“PubCo No EL Minimum Cash”	Section 7.1(a)
“PubCo Non-Recourse Party”	Section 11.16(b)
“PubCo Pre-Closing Restructuring”	Recitals
“PubCo SEC Filings”	Section 5.10
“PubCo Securities”	Section 5.5(a)
“PubCo Stockholders’ Meeting”	Section 8.2(b)
“PubCo”	Preamble
“Real Property Leases”	Section 3.15(a)
“Regulatory Approvals”	Section 9.1(b)
“Representatives”	Section 6.6
“Second Earn-Out Period”	Section 2.4(a)(iii)
“Second Milestone”	Section 2.4(a)(ii)
“Security Incident”	Section 3.18(d)
“Solicitation Documents”	Section 8.2(a)(i)

“Sponsor Support Agreement”	Recitals
“Sponsor”	Preamble
“Tax Contest”	Section 8.3(c)
“Terminating Company Breach”	Section 10.1(f)
“Terminating PubCo Breach”	Section 10.1(g)
“Third Milestone”	Section 2.4(a)(iii)
“Title IV Plan”	Section 3.12(d)
“Transaction Proposals”	Section 8.2(b)
“Transaction Units”	Section 2.1(b)
“Transfer Taxes”	Section 8.3(f)
“Trust Account”	Section 11.1
“Trust Agreement”	Section 5.11
“Trustee”	Section 5.11
“Unaudited Financial Statements”	Section 3.7(a)
“Unit Purchase”	Section 2.1(b)
“WARN Act”	Section 3.13(b)

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” means “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes or other Laws shall include all regulations and references promulgated under such statutes or other Laws and references to statutes, regulations or other Laws shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, and references to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms of such agreement, document or instrument, and if applicable of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used and not expressly defined in this Agreement shall have the meanings given to them under GAAP.

(e) Except with respect to Article IV or as the context of this Agreement otherwise requires, references to “Nasdaq” in this Agreement shall refer to the Nasdaq Stock Market or such other nationally recognized securities exchange mutually agreed by the parties.

Section 1.3 Knowledge. As used in this Agreement, (a) the phrase “to the knowledge” of the BT Companies means the knowledge of the individuals identified on Section 1.3(a) of the BT Disclosure Letter and (b) the phrase “to the knowledge” of PubCo means the knowledge of the individuals identified on Section 1.3(b) of the BT Disclosure Letter of this Agreement, in each case of clauses (a) and (b), as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

TRANSACTIONS; CLOSING

Section 2.1 Unit Purchase.

(a) Purchase of BT OpCo Units from BT Assets. On the terms and subject to the conditions of this Agreement, BT Assets shall sell, transfer, assign, convey and deliver to PubCo at the Closing, and PubCo shall purchase and accept from BT Assets, the Purchased Common Units (the “BT Assets Unit Purchase”), free and clear of all Liens, in exchange for the Over the Top Consideration, without interest.

(b) Contribution and Issuance. On the terms and subject to the conditions of this Agreement, PubCo shall absolutely, irrevocably and unconditionally assign, transfer, contribute and deliver to BT OpCo the Contribution Amount (such contribution, the “BT OpCo Contribution”), without interest, and BT OpCo shall in consideration therefor issue and deliver to PubCo, (i) at the Closing, the Contribution Common Units, and (ii) at the Closing and immediately following the effectiveness of the BT OpCo A&R LLC Agreement, the BT OpCo Matching Warrants and the PubCo Earn-Out Units, free and clear of all Liens, other than restrictions under applicable securities Laws or the BT OpCo A&R LLC Agreement in respect thereof. BT OpCo shall distribute or retain, as applicable, the Contribution Amount in accordance with Section 2.2. The BT Assets Unit Purchase and the BT OpCo Contribution are together referred to in this Agreement as the “Unit Purchase”. BT OpCo Common Units issued or sold in accordance with Section 2.1(a) and this Section 2.1(b) are referred to as the “Transaction Units.”

(c) Adjustments. In the event of any equity split, reverse equity split, equity dividend (including any dividend or distribution of securities convertible into BT OpCo Common Units), reorganization, reclassification, combination, recapitalization or other like change with respect to BT OpCo Common Units occurring after the Execution Date and prior to the Closing, all references in this Agreement to specified membership interests of any class or series affected thereby, and all calculations provided for that are based upon the membership interests affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such equity split, reverse equity split, equity dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Withholding. Each of PubCo, BT OpCo, and any other applicable withholding agent shall be entitled to deduct and withhold from any consideration (including, for the avoidance of doubt, the Phantom Equity Non-Cash Consideration and the BT Transaction Bonus Payments) payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or non-U.S. Tax law; provided, however, that PubCo shall (except with respect to payments in the nature of compensation) use commercially reasonable efforts to (i) provide at least three (3) Business Days advance notice to BT Assets of any withholding that it intends to make and (ii) cooperate with BT Assets to minimize or eliminate any such withholding. To the extent any amounts are so deducted or withheld in accordance with this Section 2.1(d), such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(e) Waiver of Certain Rights. Effective as of, subject to and contingent upon the Closing, (i) BT Assets hereby irrevocably and unconditionally waives all pre-emption rights, rights of first refusal, right to a liquidation preference, redemption rights and rights of notice and any similar rights over and with respect to any of the Transaction Units conferred to it, directly or indirectly, by the organizational documents of BT OpCo or BT Assets or in any other way in relation to the sale and purchase of the Transaction Units under this Agreement (except for any such rights set forth in this Agreement or any Ancillary Agreement), and (ii) BT OpCo hereby irrevocably and unconditionally waives all rights of first refusal, rights of first offer and any similar rights, together with any related rights of notice, over and with respect to any of the Transaction Units.

(f) No Interest. Notwithstanding anything to the contrary contained in this Agreement, no interest shall accumulate on any cash payable in connection with the consummation of the Unit Purchase and the other Transactions.

Section 2.2 Cash Distribution Waterfall. A portion of the PubCo Available Cash shall be paid to BT Assets (such amounts paid to BT Assets in accordance with this Section 2.2 and pursuant to Section 2.1(a), the “Over the Top Consideration”) and a portion of the PubCo Available Cash shall be contributed to BT OpCo (such amounts contributed to BT OpCo in accordance with this Section 2.2 and pursuant to Section 2.1(b), the “Contribution Amount”, which, together with the Over the Top Consideration shall constitute the PubCo Available Cash, and such distributions made in accordance with this Section 2.2, the “Cash Distribution Waterfall”) as follows:

(a) first, an amount contributed to BT OpCo equal to (and for further payment by BT OpCo to payees of) any outstanding BT Transaction Expenses in accordance with the Closing Spreadsheet;

(b) second, an amount contributed to BT OpCo equal to (and for further payment by BT OpCo to payees of) (i) any outstanding Indebtedness of BT Entities that is required to be paid off in connection with the consummation of the Transaction in accordance with its terms and (ii) the BitAccess Contribution Amount (defined below, and the amounts payable in accordance with this Section 2.2(b), the “BT Closing Indebtedness”), in each case, in accordance with the Closing Spreadsheet;

(c) third, to BT Assets up to an amount equal to (i) $15,000,000 in accordance with the Closing Spreadsheet, plus (ii) 40% of the amounts contemplated by Section 2.2(b)(i) (excluding any payoffs in connection with refinancings of debt); and

(d) thereafter, (i) to BT Assets, in the amount of 40% of any portion of the PubCo Available Cash available following the payments in accordance with Section 2.2(a) to Section 2.2(c), and (ii) contributed to BT OpCo, in the amount of 60% of any portion of the PubCo Available Cash available following the payments in accordance with Section 2.2(a) to Section 2.2(c), in each case, in accordance with the Closing Spreadsheet.

Section 2.3 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions, including the consummation of the Unit Purchase, (the “Closing”) shall take place electronically by exchange of PDF copies of documents on a date and at a time agreed upon by PubCo, BT Assets and BT OpCo, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article IX of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing occurs is sometimes referred to in this Agreement as the “Closing Date.”

Section 2.4 Earn-Out Consideration.

(a) The Earn-Out Units issued to BT Assets and PubCo in connection with the Transactions contemplated by the BT Pre-Closing Restructuring shall be subject to conversion as follows:

(i) If at any time during the seven year period following the Closing (the “First Earn-Out Period”), the closing share price of the PubCo Class A Common Stock is greater than $12.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “First Milestone”), then each BT OpCo Class 1 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one (1) BT OpCo Common Unit after the occurrence of the First Milestone.

(ii) If at any time during the First Earn-Out Period, the closing share price of the PubCo Class A Common Stock is greater than $14.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “Second Milestone”), then each BT OpCo Class 2 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one (1) BT OpCo Common Unit after the occurrence of the Second Milestone.

(iii) If at any time during the 10 year period following the Closing (the “Second Earn-Out Period”, and together with the First Earn-Out Period, the “Earn-Out Period”), the closing share price of the PubCo Class A Common Stock is greater than $16.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “Third Milestone”), then each BT OpCo Class 3 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one (1) BT OpCo Common Unit after the occurrence of the Third Milestone.

(b) Any Class 1 Earn-Out Units or Class 2 Earn-Out Units that are not converted into BT OpCo Common Units as set forth in Section 2.4(a) shall be automatically and immediately forfeited and cancelled upon the date of the expiration of the First Earn-Out Period. Any Class 3 Earn-Out Units that are not converted into BT OpCo Common Units as set forth in Section 2.4(a) shall be automatically and immediately forfeited and cancelled upon the date of the expiration of the Second Earn-Out Period.

(c) Upon a Change of Control during the Earn-Out Period, each BT OpCo Earn-Out Unit held by BT Assets shall automatically and immediately be converted into one (1) BT OpCo Common Unit prior to the consummation of such Change of Control as follows:

(i) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is less than $12.00, then each BT OpCo Earn-Out Unit held by BT Assets and PubCo shall be cancelled with no consideration or conversion into BT OpCo Common Unit and upon such cancellation each such BT OpCo Earn-Out Unit shall be of no further force and effect.

(ii) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $12.00 and lower than $14.00, then each BT OpCo Class 1 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one BT OpCo Common Unit and each BT OpCo Class 2 Earn-Out Unit and BT OpCo Class 3 Earn-Out Unit held by BT Assets and PubCo shall be cancelled with no consideration or conversion into BT OpCo Common Unit and upon such cancellation each such BT OpCo Class 2 Earn-Out Unit and BT OpCo Class 3 Earn-Out Unit shall be of no further force and effect.

(iii) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $14.00 and lower than $16.00, then each BT OpCo Class 1 Earn-Out Unit and Class 2 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one BT OpCo Common Unit and each BT OpCo Class 3 Earn-Out Unit held by BT Assets and PubCo shall be cancelled with no consideration or conversion into BT OpCo Common Unit and upon such cancellation each such BT OpCo Class 3 Earn-Out Unit shall be of no further force and effect.

(iv) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $16.00, then each BT OpCo Class 1 Earn-Out Unit, Class 2 Earn-Out Unit, and Class 3 Earn-Out Unit held by BT Assets and PubCo shall automatically and immediately be converted into one (1) BT OpCo Common Unit.

(d) For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether the Earn-Out Units convert to BT OpCo Common Units or are cancelled in accordance with this Section 2.4, the per share price of PubCo Class A Common Stock payable in connection with such Change of Control will be calculated on a basis that takes into account the number of Earn-Out Units that will convert in connection with the Change of Control. That is, the ultimate price per share payable to all PubCo Class A Common Stock will be the same price per share used to calculate the number of Earn-Out Units that convert into PubCo Class A Common Stock.

(e) Any conversion of BT Earn-Out Units or PubCo Earn-Out Units into BT OpCo Common Units shall result in the conversion of all of the Earn-Out Units of the same class.

(f) Upon the conversion of any BT Earn-Out Unit to a BT OpCo Common Unit, PubCo will promptly (but in any event within five (5) Business Days) issue an equal number of shares of PubCo Class V Common Stock to BT Assets.

Section 2.5 PubCo Common Stock Issuance to BT Assets. Immediately following Delaware Secretary of State’s acceptance of the PubCo Charter, PubCo shall (i) issue the Share Transaction Consideration to BT Assets free and clear of all Liens other than restrictions pursuant to PubCo’s organizational documents in exchange for the payment to PubCo by BT Assets of $4,410.00, and (ii) make appropriate book entries to the accounts designated in writing by the BT Assets at least five Business Days prior to the issuances to BT Assets of the Share Transaction Consideration.

Section 2.6 Treatment of Phantom Equity.

(a) At the Closing, each Phantom Equity Award that is outstanding as of immediately prior to the Closing shall, subject to and conditioned upon the Phantom Equity Holder’s execution and delivery to BT OpCo and PubCo of a Phantom Equity Award Termination Agreement, be converted into the right to receive (i) an amount in cash, without interest, to be paid in accordance with Section 2.8(f) equal to (A) the portion of the Aggregate Phantom Equity Consideration payable with respect to such Phantom Equity Award under the Phantom Equity Plan and set forth opposite such Phantom Equity Holder’s name on the Closing Spreadsheet, multiplied by (B) the Cash Payout Percentage (the “Phantom Equity Cash Consideration”), and/or (ii) such number of shares of PubCo Class A Common Stock granted under the Incentive Equity Plan as is determined by dividing (A) (1) the Aggregate Phantom Equity Consideration payable with respect to such Phantom Equity Award under the Phantom Equity Plan and set forth opposite such Phantom Equity Holder’s name on the Closing Spreadsheet, multiplied by (2) the Equity Payout Percentage, divided by (B) $10.15 (rounded to the nearest whole share) (such shares, the “Phantom Equity Non-Cash Consideration”); provided, however, that the Aggregate Phantom Equity Consideration (whether paid in cash or equity) payable to the Phantom Equity Holders under this Section 2.6 shall not exceed $2,000,000 (the “Phantom Equity Consideration Cap”). Prior to the Closing, the BT Entities shall deliver to PubCo a spreadsheet that sets forth the calculation methodology for the Phantom Equity Cash Consideration and the Phantom Equity Non-Cash Consideration payable to each Phantom Equity Holder. Except as expressly provided in this Section 2.6, Phantom Equity Holders shall have no further rights with respect to any Phantom Equity Awards after the Closing and such Phantom Equity Awards shall be deemed to have been cancelled and terminated. Prior to the Closing, BT Assets shall specify in writing the portion of the Aggregate Phantom Equity Consideration payable in the form of Phantom Equity Cash Consideration (the “Cash Payout Percentage”) and the portion of the Aggregate Phantom Equity Consideration payable in the form of Phantom Equity Non-Cash Consideration (the “Equity Payout Percentage”); provided that all Phantom Equity Holders shall have the same Cash Payout Percentage and Equity Payout Percentage, and provided, further, that in no event will the Aggregate Phantom Equity Consideration payable to the Phantom Equity Holders exceed the Phantom Equity Consideration Cap.

(b) The payment by the BT Companies of the Aggregate Phantom Equity Consideration described in this Section 2.6 in respect of the Phantom Equity Awards shall be in full and final satisfaction of any and all obligations of the BT Companies, PubCo and their Affiliates with respect to the Phantom Equity Awards under the Phantom Equity Plan and the applicable award agreements entered into under the Phantom Equity Plan.

(c) PubCo and the BT Companies shall be entitled to require payment by means of deduction from the Aggregate Phantom Equity Consideration (including the withholding of shares otherwise issuable as Phantom Equity Non-Cash Consideration) payable to each Phantom Equity Holder pursuant to this Section 2.6 of any sums required by applicable Law to be withheld with respect to both the Phantom Equity Cash Consideration and the Phantom Equity Non-Cash Consideration to be paid to such holder (and, for the avoidance of doubt, all such applicable withholding may be first deducted from the Phantom Equity Cash Consideration payable to each Phantom Equity Holder in cash pursuant to this Section 2.6).

(d) No later than immediately prior to the Closing, BT OpCo shall terminate the Phantom Equity Plan. The BT Companies shall, and shall cause the administrator of the Phantom Equity Plan to, take such actions as are necessary or appropriate to accomplish the foregoing cancellation of the Phantom Equity Awards, and shall obtain all consents, as may be required to effect the treatment of Phantom Equity pursuant to this Section 2.6. PubCo shall be entitled to advance review and approval of all such documentation, which review and approval shall not be unreasonably withheld or delayed.

Section 2.7 Closing Deliverables.

(a) PubCo Closing Deliverables. At the Closing, PubCo will deliver or cause to be delivered to the BT Entities, the following:

(i) a certificate signed by an officer of PubCo, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b), Section 9.2(c), and Section 9.2(d) have been fulfilled;

(ii) duly executed counterparts to the BT OpCo A&R LLC Agreement;

(iii) duly executed counterparts to the Tax Receivable Agreement; and

(iv) duly executed counterparts to the Registration Rights Agreement.

(b) BT Entities Closing Deliverables. At the Closing, the BT Entities will deliver or cause to be delivered to PubCo, the following:

(i) a certificate signed by an officer of each of BT Assets and BT OpCo, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a), and Section 9.3(b) have been fulfilled;

(ii) the Closing Spreadsheet, completed to include all of the information specified in Section 6.3 in a form satisfactory to PubCo, and a certificate executed by an officer of BT Assets, dated as of the Closing Date, certifying on behalf of BT Assets that the Closing Spreadsheet is true, correct and complete;

(iii) duly executed counterparts to the BT OpCo A&R LLC Agreement;

(iv) duly executed counterparts to the Tax Receivable Agreement; and

(v) duly executed counterparts to the Registration Rights Agreement.

Section 2.8 Closing Payments

(a) Payment of Cash Consideration. At the Closing, PubCo shall pay or cause to be paid by wire transfer of immediately available funds the (i) Over the Top Consideration to BT Assets to an account designated by BT Assets and (ii) Contribution Amount to an account designated by BT OpCo for further distribution in accordance with the Cash Distribution Waterfall and the Closing Spreadsheet.

(b) Payment of Closing Transaction Share Consideration. At the Closing, PubCo will issue and deliver to BT Assets the Closing Share Transaction Consideration, which shall be subject to the terms and conditions of the PubCo Governing Documents and the Registration Rights Agreement.

(c) Payment of PubCo Transaction Expenses. (i) At the Closing, PubCo shall pay, or cause to be paid, on behalf of PubCo, the PubCo Transaction Expenses as to which final invoices therefor (including wire instructions) have been provided to PubCo at least three Business Days prior to the Closing Date, in each case, by wire transfer of immediately available funds to the accounts designated in such invoices and in accordance with the Closing Spreadsheet, and (ii) at or promptly after the Closing, PubCo shall issue and deliver to certain payees of the PubCo Transaction Expenses, which shall be payable with PubCo Class A Common Stock, a number of PubCo Class A Common Stock of which the value shall equal to the amount of such outstanding PubCo Transaction Expenses.

(d) Payment of BT Transaction Expenses. At the Closing, PubCo shall pay, or cause to be paid, on behalf of the BT Entities, and subject to Section 2.2, the BT Transaction Expenses as to which final invoices therefor (including wire instructions) have been provided to PubCo at least three Business Days prior to the Closing Date, in each case by wire transfer of immediately available funds to the accounts designated in such invoices and in accordance with the Closing Spreadsheet; provided that any BT Transaction Expenses (excluding the Aggregate Phantom Equity Cash Consideration and the BT Transaction Bonus Payments, the payment of which is specified in Section 2.8(f) and (g) below) owing to a current or former employee of the BT Entities or any of their Subsidiaries shall be paid to the applicable BT Entity or Subsidiary for payment through the applicable BT Entity’s or Subsidiary’s payroll system (less all required Tax withholdings) in accordance with the agreements governing such BT Transaction Expenses and the Closing Spreadsheet.

(e) Payment of BT Closing Indebtedness. At the Closing, PubCo shall repay, or cause to be repaid, on behalf of BT OpCo, and subject to Section 2.2, the BT Closing Indebtedness as to which final payoff letters therefor (including wire instructions) have been provided to PubCo at least three Business Days prior to the Closing Date, in each case by wire transfer of immediately available funds to the accounts designated in such payoff letters and in accordance with the Closing Spreadsheet.

(f) Payment of Aggregate Phantom Equity Consideration. To the extent not paid pursuant to Section 2.2, and subject to the terms of Section 2.2, PubCo shall, no later than the first regular payroll date that occurs at least five days following the Closing, (i) pay, or cause one of the BT Companies to pay, the Aggregate Phantom Equity Cash Consideration to the Phantom Equity Holders in accordance with Section 2.6 and the Closing Spreadsheet, to be paid through PubCo’s or a BT Company’s payroll system in accordance with standard payroll practices, and (ii) issue the Aggregate Phantom Equity Non-Cash Consideration under the Incentive Equity Plan to the Phantom Equity Holders in accordance with Section 2.6 and the Closing Spreadsheet, in each case subject to any required withholding for applicable Taxes as set forth in Section 2.1(d) and Section 2.6; provided that such payment or issuance of shares to such Phantom Equity Holder shall be made only if such Phantom Equity Holder shall have delivered a duly executed Phantom Equity Award Termination Agreement to BT OpCo.

(g) Payment of BT Transaction Bonus Payments. PubCo shall (i) pay, or cause one of the BT Companies to pay, the cash portion of the BT Transaction Bonus Payments in accordance with the Closing Spreadsheet and the applicable agreement, to be paid through PubCo’s or a BT Company’s payroll system in accordance with standard payroll practices, and (ii) issue the equity or equity-based awards issuable in respect of the equity portion of the BT Transaction Bonus Payments under the Incentive Equity Plan in accordance with the Closing Spreadsheet and the applicable agreement, in each case, subject to any required withholding for applicable taxes as set forth in Section 2.1(d); provided that such payment of the BT Transaction Bonus Payments shall be made only if the applicable recipient shall have delivered a duly executed BT Transaction Bonus Termination Agreement to BT OpCo. PubCo and the BT Companies shall be entitled to require payment by means of deduction from the BT Transaction Bonus Payments (including the withholding of shares otherwise issuable in satisfaction of such BT Transaction Bonus Payments) payable to each recipient thereof pursuant to this Section 2.8(g) of any sums required by applicable Law to be withheld with respect to such BT Transaction Bonus Payments (whether to be paid in cash or equity) to be paid to such holder (and, for the avoidance of doubt, all such applicable withholding may be first deducted from the portion of the BT Transaction Bonus Payments payable in cash in accordance with the Closing Spreadsheet and the applicable agreement).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BT COMPANIES

Except (i) as set forth in the disclosure letter delivered to PubCo on the Execution Date (the “BT Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered sections in this Article III) and (ii) as otherwise explicitly contemplated by the Pre-Closing Restructuring, in each case, BT OpCo represents and warrants to PubCo as follows:

Section 3.1 Company Organization. BT OpCo has been duly formed or organized and is validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. BT OpCo is duly licensed or qualified and in good standing as a foreign or extra-provincial company in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not constitute a BT Material Adverse Effect. True and complete copies of the Governing Documents of BT OpCo have been made available to PubCo prior to the Execution Date.

Section 3.2 Subsidiaries. A complete list of each Subsidiary of BT OpCo (after giving effect to the BT Pre-Closing Restructuring) and its jurisdiction of incorporation, formation or organization, as applicable, as of the Execution Date is set forth on Section 3.2 of the BT Disclosure Letter. The Subsidiaries of OpCo have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. Each Subsidiary of BT OpCo is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect. True and complete copies of the Governing Documents of each Subsidiary have been made available to PubCo prior to the Execution Date.

Section 3.3 Due Authorization. Each of the BT Companies has all requisite company or corporate power, as applicable, and authority to execute, deliver and perform under this Agreement and the other documents to which it is or will be a party contemplated hereby and (subject to the approvals described in Section 3.5) to consummate the Transactions and to perform all of its obligations under this Agreement and such other documents. The execution, delivery and performance by BT OpCo of this Agreement and the other documents to which any BT Company is or will be a party contemplated hereby and the consummation of the Transactions have been duly and validly authorized and approved by the managing member, Board of Directors or Board of Managers, as applicable, of each such BT Company, and no other company or corporate proceeding on the part of the BT Companies is or will be necessary to authorize this Agreement and the other documents to which any BT Company is or will be a party contemplated hereby, in each case, as applicable. This Agreement has been, and on or prior to the Closing, the other documents to which any BT Company is or will be a party contemplated hereby will be, duly and validly executed and delivered by each such BT Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which any BT Company is or will be a party contemplated hereby will constitute, a legal, valid and binding obligation of each such BT Company, enforceable against each such BT Company, in each case, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.4 No Violation. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5 and except as set forth on Section 3.4 of the BT Disclosure Letter, the execution, delivery and performance by BT OpCo of this Agreement and the documents to which any BT Company is or will be a party contemplated hereby and the consummation of the Transactions do not and will not (a) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) the Governing Documents of the BT Companies, (b) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) any Law, Governmental Order, or Payment Network Rule applicable to any BT Company, (c) violate any provision of, or result in the breach of, result in (in each case, with or without notice or lapse of time, or both) the loss of any right or benefit, require any consent, waiver, approval, authorization, notice or other action by any Person (other than the BT Companies), or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Governmental Permit or Contract to which any BT Company is a party or by which any BT Company may be bound, or terminate or result in the termination of any such Governmental Permit or Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any BT Company, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect.

Section 3.5 Governmental Authorizations. Assuming the truth and completeness of the representations and warranties of PubCo contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of any BT Company with respect to any BT Company’s execution, delivery or performance of this Agreement or the Ancillary Agreements or consummation by the BT Companies of the Transactions, except for (a) any consents, approvals, authorizations, designations, declarations, waivers, notices or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have (i) a BT Material Adverse Effect or (ii) a material adverse effect on the ability of the BT Companies to perform or comply with on a timely basis any material obligation of the BT Companies under this Agreement or the Ancillary Agreements or to consummate the Transactions, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings related to the SEC or Nasdaq or in connection with the Unit Purchase, and (c) the Regulatory Approvals.

Section 3.6 Capitalization.

(a) The BT Company Interests comprise all of the BT Companies’ authorized equity interests that are issued and outstanding. Except as set forth on Section 3.6(a) of the BT Disclosure Letter, all of the issued and outstanding BT Company Interests (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the Governing Documents of the BT Companies; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the BT Companies or any Contract to which any BT Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than restrictions arising under applicable securities Laws and the Governing Documents of such BT Company (as applicable). After giving effect to the BT Pre-Closing Restructuring and the other Transactions, (i) BT Assets will own 100% issued and outstanding units of BT OpCo, which shall consist of (A) 44,100,000 BT OpCo Common Units and (B) the Earn-Out Units and (ii) BT OpCo shall own, directly or indirectly, 100% of the issued and outstanding equity interests of the other BT Companies.

(b) Except as set forth on Section 3.6(b) of the BT Disclosure Letter, none of the BT Companies have granted any outstanding subscriptions, options, stock appreciation rights, “phantom units,” warrants, commitments, calls, rights of first refusal, deferred compensation rights, rights or other securities (including debt securities or voting securities) convertible into or exchangeable or exercisable for BT Company Interests, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements, arrangements or commitments of any character providing for the issuance of additional shares or any other equity securities of any of the BT Companies, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of any of the BT Companies or the value of which is determined by reference to shares or other equity interests of any of the BT Companies, and there are no voting trusts, proxies or agreements of any kind which may obligate the BT Companies to issue, purchase, register for sale, redeem or otherwise acquire any BT Company Interests.

(c) Section 3.6(c) of the BT Disclosure Letter sets forth a complete and correct list of each outstanding Phantom Equity Award, including (i) the Phantom Equity Holder of such award, (ii) the date of grant, (iii) the number of units subject to such Phantom Equity Award as of the Execution Date, and (iv) the vesting schedule applicable to such award (including the number of vested and unvested units subject to such Phantom Equity Award as of the Execution Date). The terms of the agreements evidencing the Phantom Equity Awards do not provide for the accelerated vesting of the Phantom Equity Awards in connection with the Transactions contemplated by this Agreement. Accurate and complete copies of the agreements evidencing the Phantom Equity Awards, including the Phantom Equity Plan, have been made available to PubCo. All Phantom Equity Awards have been granted in compliance with applicable Law.

(d) Section 3.6(d) of the BT Disclosure Letter contains a complete and correct list of each outstanding BitAccess Option, including (i) the holder, (ii) the date of grant, (iii) the number of shares of BitAccess capital stock subject to such BitAccess Option as of the Execution Date, (iv) the exercise price per share of such BitAccess Option, (v) the vesting schedule (including the number of vested and unvested shares of BitAccess capital stock subject to such BitAccess Option as of the Execution Date), and (vi) the date on which such BitAccess Option expires. The terms of the agreements evidencing the BitAccess Options do not provide for the accelerated vesting of the BitAccess Options in connection with the Transactions contemplated by this Agreement. All BitAccess Options were granted under the BitAccess Equity Plan. Accurate and complete copies of the standard agreement evidencing BitAccess Options and each agreement evidencing a BitAccess Option that does not conform to the standard agreement have been made available to PubCo. All BitAccess Options have been granted in compliance with applicable Law and the terms of the BitAccess Equity Plan. Each BitAccess Option may, by its terms, be treated as set forth in Section 6.8.

Section 3.7 Financial Statements.

(a) Attached as Section 3.7(a) of the BT Disclosure Letter are true and complete copies of (i) the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of the BT Companies as of and for the years ended December 31, 2021 and December 31, 2020, together with the auditor’s report thereon (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of BT Companies as of June 30, 2022 (the “Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”).

(b) Except as set forth on Section 3.7(b) of the BT Disclosure Letter, the Financial Statements and, when delivered pursuant to Section 6.9, the 2022 Q3 Financial Statements, 2022 Annual Financial Statements, and 2023 Q1 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the BT Companies, as at the respective dates of such financial statements, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in members’ equity (with respect to the Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, 2022 Q3 Financial Statements, and 2023 Q1 Financial Statements, to normal and recurring year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in (A) the notes to such financial statements and, in the case of the Unaudited Financial Statements, 2022 Q3 Financial Statements, and 2023 Q1 Financial Statements, the absence of footnotes and (B) changes resulting from normal year-end adjustments (none of which, individually or in the aggregate, shall be material), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the BT Companies and (iv) when delivered by BT OpCo for inclusion in the Proxy Statement for filing with the SEC following the Execution Date in accordance with Section 8.2, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates of such financial statements.

(c) The BT Companies have in place disclosure controls and procedures to reasonably ensure that material information relating to the BT Companies is made known to the management of the BT Companies by others within the BT Companies, including (i) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect the ability of the BT Companies to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the BT Companies. Such controls and procedures are sufficient to provide reasonable assurance that (A) transactions are executed in material accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.8 Undisclosed Liabilities. Except as set forth on Section 3.8 of the BT Disclosure Letter, as of the Execution Date, there is no liability, debt (including Indebtedness) or obligation of, or claim or judgment of any kind against, BT Companies (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, due or to become due or otherwise) that would be required to be set forth on the Financial Statements, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes to any of the Financial Statements, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of law), (c) that will be discharged or paid off prior to or at the Closing, (d) arising under this Agreement and/or the performance by the BT Companies of their obligations under this Agreement, or (e) that would not reasonably be expected to, individually or in the aggregate, result in material liability to the BT Companies, taken as a whole.

Section 3.9 Litigation and Proceedings. Except as set forth on Section 3.9 of the BT Disclosure Letter, as of the Execution Date, (a) there are no pending or, to the knowledge of the BT Companies, threatened, lawsuits, Actions, suits, charges, mediations, litigations, complaints, investigations, audits, arbitrations, judgments, claims or other proceedings (whether federal, state, provincial, local or foreign), at law or in equity (collectively, “Legal Proceedings”) against or by any BT Company or their respective properties, assets or business; (b) no investigations, audits or other inquiries are pending or, to the knowledge of the BT Companies, threatened by any Governmental Authority, against any BT Company or their respective properties, assets or business; and (c) there is no outstanding Governmental Order imposed upon any BT Company, nor are any properties or assets of any BT Company bound by or subject to any Governmental Order, except, in the case of each of clauses (a) through (c), as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the BT Companies, taken as a whole.

Section 3.10 Legal Compliance.

(a) Each BT Company is, and for the past three years has been, in compliance with (i) all applicable Laws of applicable Governmental Authorities that are applicable to such BT Company or by which any property or asset of such BT Company is bound and (ii) rule, bylaw, standard, protocol, operating regulation, guideline, or procedure promulgated by Mastercard International Incorporated and its affiliates, Visa, Inc. and its affiliates, or any other payment network that may govern or apply to any BT Company’s operations, including without limitation the Payment Card Industry Data Security Standard, the rules of the National Automated Clearing House Association, and the rules of the Electronic Check Clearing House Association (“Payment Network Rules”), in each case except where such non-compliance would not reasonably be expected to be, individually or in the aggregate, materially adverse to the BT Companies, taken as a whole. In the past three years, the BT Companies have not received any written notice of or been charged with the violation of any Laws, Payment Network Rules, except where such violation has not been, or would not reasonably be expected to be, individually or in the aggregate, materially adverse to the BT Companies, taken as a whole.

(b) Each BT Company holds, and is in compliance with, all Governmental Permits necessary for the lawful conduct of its respective businesses or ownership of its respective assets and properties, except where such failure to hold or non-compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect. All such Governmental Permits are in full force and effect and are being complied with, except where the failure of such Governmental Permits to be in full force and effect has not been, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect. There has been no decision by any BT Company not to renew any Governmental Permit in the ordinary course of business. No Legal Proceeding is pending or, to the knowledge of the BT Companies, threatened, by any Governmental Authority seeking the revocation, limitation, suspension, withdrawal, modification or nonrenewal of any such Governmental Permit, except such Legal Proceedings that have not been, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect.

(c) No BT Company participates, or has in the past three years participated, in any activity (i) that, to the knowledge of the BT Companies after taking account of applicable Laws, would cause any BT Company to be required to register as a securities exchange, broker-dealer, introducing broker, introducing broker-dealer, designated contract market, futures commission merchant, swap execution facility or securities-based swap execution facility, (ii) related to issuing, creating, or otherwise participating in the initial offering of any Token, (iii) offering products or services that purport to support, any Privacy Tokens, or (iv) related to accepting (including, without limitation, pursuant to any revenue share or other similar relationship) any Privacy Token as payment for any product or service offered by any BT Company.

(d) Section 3.10(d) of the BT Disclosure Letter contains a list of all Tokens with respect to which the BT Companies have ever provided Token ATM services, Token transmission services, or Token exchange services.

Section 3.11 Contracts; No Defaults.

(a) Section 3.11(a) of the BT Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the Execution Date, any BT Company is a party or by which they are bound, other than a BT Benefit Plan. True, correct and complete copies of the Contracts listed on Section 3.11(a) of the BT Disclosure Letter have been delivered to or made available to PubCo or its agents or representatives prior to the Execution Date.

(i) any collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative (each a “CBA”);

(ii) any Contract for the settlement or compromise of any Legal Proceeding under which any of the BT Companies will have any material outstanding obligation after the Execution Date;

(iii) any Contract relating to Indebtedness by a BT Company or any guarantee or loan by any BT Company, in each case, representing obligations in excess of $400,000;

(iv) any Contracts involving any joint venture, partnership, joint development, revenue sharing or similar agreement, in each case, of a material nature;

(v) Contracts under which any BT Company (x) is a licensee of any material Intellectual Property owned by any third party (other than “shrink-wrap,” “click-wrap,” and “off-the-shelf” Software licenses and other licenses of commercially-available Software with one-time or annual license, maintenance, support and other fees of $75,000 or less), (y) is a licensor of or otherwise grants to a third party any rights to use any item of material Owned Intellectual Property, other than non-exclusive licenses of object code granted in the ordinary course of business, or (z) is a party and that restricts or otherwise adversely affects, in any material respect, a BT Company’s ownership of or ability to use, register, license or enforce any of its material Owned Intellectual Property (including concurrent use agreements, settlement agreements and coexistence agreements);

(vi) any Contract with any Governmental Authority;

(vii) any Contract (A) limiting or restricting the ability of a BT Company to enter into or engage in any market or line of business or to compete with any Person or in any geographic area and (B) limiting or restricting the ability of any BT Company to otherwise conduct business as presently conducted in any material manner or place;

(viii) any revocable or irrevocable power of attorney granted by any BT Company to any Person for any purpose whatsoever;

(ix) any agreement with respect to the acquisition or disposition of any business, material assets or securities, or any equity or debt investment in any Person (other than in the ordinary course of business) under which there is any surviving material obligation of any BT Company;

(x) any agreements or series of related agreements with suppliers and vendors to which any BT Company is a party for the purchase of goods or services involving aggregate payments in excess of $500,000 during the year ended December 31, 2020 or expected to involve aggregate payments in excess of $500,000 during the year ended December 31, 2021, in each case, which cannot be cancelled by the applicable BT Company without payment or penalty upon notice of 30 days or less, and whose unexpired term as of the Closing Date exceeds one year;

(xi) any agreements relating to any Related Party Transaction;

(xii) Contracts which involve commitments to make capital expenditures by any BT Company in excess of $200,000;

(xiii) the BT Companies’ top five sponsorship agreements by expenditure as of December 31, 2021;

(xiv) Contracts with the BT Companies’ top five largest “white label” affiliates by revenue;

(xv) Contracts with Token exchanges, brokers, suppliers or transaction counterparties and any other Person from whom the BT Companies source Tokens (other than the BT Companies’ retail customers);

(xvi) each lease, rental or occupancy agreement, license, installment and conditional sale agreement or similar agreement under which any BT Company is a lessor, sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by any BT Company, in any case which has future required scheduled payments in excess of $200,000 per annum and is not terminable by it upon notice of sixty (60) calendar days or less for a cost of less than $200,000, and other Contract that provides for the leasing of, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $200,000 in any calendar year; and

(xvii) Contracts for the employment or engagement of any individual service provider of any of the BT Companies (A) that provide for annual base salary greater than $200,000 or (B) that provide for any severance, termination, change in control, transaction-based, retention or other similar payment or benefit (including any such Contracts that provide for any payment or benefit (including any accelerated vesting) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with any other event)).

(b) With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect, (i) all of the Contracts to which any BT Company is a party or by which they are bound are in full force and effect and represent the legal, valid and binding obligations of the BT Company party to such Contract and, to the knowledge of the BT Companies, represent the legal, valid and binding obligations of the counterparties to such Contract; and (ii) (x) the BT Companies have performed in all respects all respective obligations required to be performed by them to date under the Contracts to which any BT Company is a party or by which they are bound, and neither the BT Companies nor, to the knowledge of the BT Companies, any other party to such Contract is in breach of or default under any such Contract, (y) during the last 12 months, none of the BT Companies has received any written claim or notice of termination or breach of or default under any such Contract, and (z) no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the BT Companies or, to the knowledge of the BT Companies, any other party to such Contract (in each case, with or without notice or lapse of time or both). BT OpCo has made available to PubCo true and complete copies of all Contracts (or have provided written summaries of oral Contracts) set forth on Section 3.11(a) of the BT Disclosure Letter.

Section 3.12 BT Benefit Plans.

(a) Section 3.12(a) of the BT Disclosure Letter sets forth a true and complete list, by the jurisdiction, of each material BT Benefit Plan. For purposes of this Agreement, a “BT Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA) and each other plan, policy, program or agreement (including any employment, individual consulting, service, bonus, incentive or deferred compensation, profit sharing, equity or equity-based compensation, severance, retention, pension supplemental retirement, change in control, vacation, paid time off, health, dental, life insurance, disability, fringe benefit or similar plan, policy, program or agreement), written or unwritten, funded or unfunded, providing compensation or other benefits to any current or former director, officer, or employee or individual service provider of a BT Company which are maintained, sponsored or contributed to (or required to be contributed to) by any BT Company or any ERISA Affiliate or otherwise with respect to which any BT Company or any ERISA Affiliate has any current or contingent liability, in each case whether or not subject to the Laws of the United States, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (any such plan, a “Governmental Plan”). Section 3.12(a) of the BT Disclosure Letter specifically identifies any BT Benefit Plan that is a Foreign BT Benefit Plan (as defined below).

(b) Each BT Benefit Plan has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. All contributions, premiums and other payments that are required to be paid by any BT Company in respect of a BT Benefit Plan and Governmental Plan have been timely paid in all material respects, and any such amounts not yet due have been paid or properly accrued in all material respects. To the knowledge of the BT Companies, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any BT Benefit Plan in each case that would result in material liability to the BT Companies.

(c) Each BT Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the BT Companies, no fact or event has occurred that could reasonably be expected to materially adversely affect the qualified status of any such BT Benefit Plan. Each BT Benefit Plan that is maintained primarily for the benefit of any current or former director, officer, individual consultant, worker or employee of any BT Company, who in each case is working for the BT Companies and residing outside of the United States and is subject to the laws of a jurisdiction other than the United States, whether or not United States law also applies (each a “Foreign BT Benefit Plan”), is in compliance in all material respects with all applicable Laws and requirements of applicable regulatory authorities.

(d) No BT Benefit Plan (i) is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or (ii) is a “defined benefit” plan (as defined in Section 3(35) of ERISA) or any other plan that is subject to Title IV of ERISA (“Title IV Plan”), and the BT Companies have not sponsored, contributed to, been required to contribute to, and have not had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six years (including on account of an ERISA Affiliate). None of the BT Companies has any material liability by reason of at any relevant time being treated as a single employer with any other Person under Section 414 of the Code. No BT Benefit Plan (v) contains a “defined benefit provision” (as defined in section 147.1(1) of the Tax Act), (x) is a “registered pension plan” (as defined in section 248(1) of the Tax Act), (y) is a “salary deferral arrangement” (as defined in section 248(1) of the Tax Act) or (z) is a “multi-employer plan” (as defined in section 8500(1) of the Income Tax Regulations (Canada)).

(e) With respect to the BT Benefit Plans, no material Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the BT Companies, threatened.

(f) No BT Benefit Plan provides medical, or death benefits for employees or former employees of the BT Companies for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law. Except as would not reasonably be expected to result in a BT Material Adverse Effect, no BT Company has incurred (whether or not assessed) any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) Except as set forth on Section 3.12(g) of the BT Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) entitle any current or former director, employee, officer or other service provider of the BT Companies to any severance pay or any other compensation, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such director, employee, officer or other individual service provider of the BT Companies, or (iii) result in the payment of any “excess parachute payment” to any “disqualified individual” (each, within the meaning of Section 280G of the Code).

(h) No BT Company has any obligation (whether actual or contingent) to gross-up or reimburse any individual for any Taxes incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i) Each BT Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409(A) of the Code and applicable guidance under Section 409A of the Code.

Section 3.13 Labor Relations; Employees.

(a) Except as set forth on Section 3.13(a) of the BT Disclosure Letter, none of the BT Companies is a party to or bound by any CBA or any bargaining obligation with any labor union, works council, labor organization or other similar employee representative body; no such agreement is being negotiated by any BT Company; no labor union, works council, labor organization or any other similar employee representative body has requested or, to the knowledge of the BT Companies, sought to represent any of the employees of the BT Companies; and none of the employees of any of the BT Companies is represented by a labor union, works council, labor organization or similar employee representative body with respect to their employment with any BT Company. To the knowledge of the BT Companies, in the past three years there has been no labor organizing activity involving any employees of the BT Companies. In the past three years, there has been no actual or, to the knowledge of the BT Companies, threatened unfair labor practice charge, material grievance, labor arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or other material labor dispute against the BT Companies or involving any employees or individual independent contractors of the BT Companies in respect of their employment or service with the BT Companies.

(b) The BT Companies are, and have been for the past three years, in compliance in all material respects with all applicable Laws respecting labor and employment, including all applicable Laws respecting terms and conditions of employment, employment standards, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor status), child labor, immigration (including with respect to the completion of Forms I-9 and visa requirements), employment harassment, discrimination and retaliation, human rights accessibility, pay equity, COVID-19, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), affirmative action, workers’ compensation, labor relations, employee leave issues, paid time off, and unemployment insurance. There are no material Legal Proceedings pending or, to the knowledge of the BT Companies, threatened, relating to current or former employees of any BT Company.

(c) Except as would not result in a BT Material Adverse Effect: (i) each BT Company has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to its current and former employees and independent contractors under applicable Law or Contract; and (ii) each individual who is providing or within the past three years has provided services to any BT Company and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(d) To the knowledge of the BT Companies, all sexual harassment, or other discrimination, retaliation or material policy violation allegations involving any officer, director, Key Employee or other employee with material, supervisory duties within the past three years have been investigated and addressed in accordance with applicable Law. The BT Companies do not reasonably expect any material liability with respect to any such allegations.

(e) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or material reduction in salary or wages has occurred since March 1, 2020 or is currently contemplated, planned or announced, as a result of COVID-19 or any Law, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

Section 3.14 Taxes.

(a) Each BT Company has duly and timely filed or caused to be duly and timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed by such entity. All such Tax Returns are true, complete and accurate in all material respects. All material Taxes due and owing by any BT Company (whether or not shown on any Tax Returns) have been timely paid. No BT Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(b) No deficiencies for material Taxes with respect to the BT Companies have been claimed, proposed or assessed by any Governmental Authority, which deficiencies have not been resolved. There are no pending audits, assessments or other actions in respect of material Taxes of the BT Companies, and no such audits, assessments or other actions have been threatened in writing.

(c) No BT Company has waived any statute of limitations in respect of material Taxes, or agreed to any extension of time, with respect to a material Tax assessment or deficiency, which waiver or extension remains in effect, nor has any request been made in writing for any such extension or waiver.

(d) No power of attorney with respect to any Taxes of any BT Company has been executed or filed with any Governmental Authority.

(e) The BT Companies have (i) timely withheld and remitted to the appropriate Governmental Authority all material Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, other service provider, equity interest holder or other third-party, and (ii) complied in all material respects with all applicable Laws relating to the collection, withholding, and remittance of Taxes and information reporting relating to such Taxes.

(f) There are no Liens with respect to material Taxes on any of the assets of the BT Companies, other than Permitted Liens.

(g) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), private letter ruling, or technical advice memorandum concerning Taxes has been entered into with, issued by, or requested from any Governmental Authority with respect to a BT Company that would be effective after the Closing Date.

(h) No BT Company is or has ever been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4.

(i) During the two (2)-year period ending on the Execution Date, no BT Company has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(j) No BT Company (i) has been a member of an “affiliated group” (within the meaning of Section 1504 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), (ii) has any liability for the Taxes of any Person (other than a BT Company) under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of state, local, or non-U.S. Law), as a transferee or successor, by operation of Law, or by Contract (other than any customary provisions contained in a commercial Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes), or (iii) is a party to any Tax allocation, Tax sharing, Tax indemnity, or other similar Contract (other than any (x) Contract solely between or among the BT Companies and (y) any customary provisions contained in a commercial Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(k) No BT Company will be required to pay any material Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by any BT Company (including the non-payment of a Tax) on or prior to the Closing Date (including (1) the delay of payment of employment Taxes under any COVID-19 Tax Measure or any similar notice or order or law, and (2) the advance refunding or receipt of credits under any COVID-19 Tax Measure (including, without limitation, Section 3606 of the CARES Act)).

(l) No BT Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period (or portion of such period) ending after the Closing Date as a result of any: (i) change in or use of an improper method of accounting for a taxable period (or portion of such period) ending on or prior to the Closing Date (including as a result of any adjustment under Section 481 of the Code or any corresponding or similar provision of state, local, or non-U.S. Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount, advanced amount, or deferred revenue received on or prior to the Closing Date, or (iv) application of Code Section 965 (including any installment payment attributable to an election under Code Section 965(h)).

(m) No BT Company is (or, at any point during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, has been) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. No BT Company is or, within the prior six years, has been (i) a “controlled foreign corporation” as defined in Section 957 of the Code, or (ii) a “passive foreign investment company” as defined Section 1297 of the Code.

(n) No written claims or notices have been made in the last six years by any Governmental Authority in a jurisdiction where a BT Company does not file Tax Returns that such BT Company is or may be subject to Tax by, or required to file any Tax Return in, that jurisdiction. No BT Company has ever (i) had a permanent establishment (within the meaning of an applicable Tax treaty) in, or (ii) had any other taxable presence in any country other than the country in which it is organized.

(o) Each BT Company has complied in all material respects with Laws relating to escheat and unclaimed property.

(p) No BT Company is, or has been since that dated of its formation, treated as a partnership for U.S. federal income tax purpose.

(q) Section 3.14(q) of the BT Disclosure Letter sets forth the entity classification of each BT Company for U.S. federal income tax purposes. BT OpCo is and, immediately prior to Closing will remain, disregarded as an entity separate from BT Assets for U.S. federal income tax purposes.

(r) None of subsection 15(2) or section 17, 67, 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax Law of any province or territory of Canada has applied or will apply to any of the BT Companies at any time up to and including the Closing Date.

(s) The prices and terms for the provision of any property or services among the BT Companies and their Affiliates are arm’s length for purposes of the relevant transfer pricing laws.

Section 3.15 Real Property.

(a) Section 3.15 of the BT Disclosure Letter sets forth a true, correct and complete list as of the Execution Date of all material Leased Real Property and all material Real Property Leases pertaining to such Leased Real Property (including the date and name of the parties to each lease document). With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect, (i) all of the leases, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in to the Leased Real Property by or to any BT Company, including all amendments and modifications to such agreements (collectively, the “Real Property Leases”) are in full force and effect and represent the legal, valid and binding obligations of the BT Company party to such Real Property Lease and, to the knowledge of the BT Companies, represent the legal, valid and binding obligations of the counterparties to such Real Property Lease; (ii) (x) the BT Companies have performed in all material respects all respective obligations required to be performed by them to date under the Real Property Leases to which any BT Company is a party or by which they are bound, and neither the BT Companies nor, to the knowledge of the BT Companies, any other party to such Real Property Lease is in breach of or default under any such Real Property Lease, (y) during the last 12 months, none of the BT Companies has received any written claim or notice of termination or breach of or default under any such Real Property Lease, and (z) no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Real Property Lease by the BT Companies or, to the knowledge of the BT Companies, any other party to such Real Property Lease; and (iii) the Leased Real Property is in good condition and repair in all material respects, normal wear and tear excepted. The BT Companies have delivered a true and complete copy of each Real Property Lease listed in Section 3.15 of the BT Disclosure Letter prior to the date of this Agreement.

(b) None of the BT Companies has any ownership in any real property.

(c) With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect, each of the BT Companies have good title to or valid leasehold or license interests in all of the assets and personal property that they purport to own, lease or license (including those assets reflected on the Financial Statements), free and clear of any and all Liens other than Permitted Liens. Such assets and properties constitute all of the assets and personal properties which are owned, used or held for use in the conduct by the BT Companies of their businesses as they are currently conducted or contemplated to be conducted.

Section 3.16 Environmental, Health and Safety.

(a) The BT Companies are, and for the past three years have been, in compliance in all material respects with Environmental Laws, which compliance includes obtaining, maintaining, and complying in all material respects with all permits required under Environmental Laws.

(b) The BT Companies have not received in the past three years any written claims, notices or other information, and there are no Legal Proceedings pending or, to knowledge of the BT Companies, threatened against any BT Company, in each case, alleging material violations of or material liability under any Environmental Law.

(c) None of the BT Companies have treated, stored, disposed of, arranged for the disposal of, transported, handled, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Materials, in each case so as to give rise to material liability under Environmental Laws.

(d) None of the BT Companies have assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person under any Environmental Laws or with respect to Hazardous Materials.

(e) The BT Companies have made available to PubCo copies of all material environmental assessments, audits and reports relating to the current or former properties, facilities or operations of any BT Company in the possession or under the reasonable control of any BT Company.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the BT Disclosure Letter lists all (i) patents and patent applications, (ii) registered trademarks and trademark applications, (iii) registered copyrights, and (iv) domain name registrations, in each case that constitute Owned Intellectual Property as of the Execution Date (“BT Registered Intellectual Property”), in each case, listing, as may be applicable, the filing/application/registration number, title, registrar, jurisdiction, date of filing/issuance and current applicant(s)/registered owners(s). Each item of the foregoing BT Registered Intellectual Property, to the knowledge of the BT Companies, (i) is valid, subsisting and enforceable, and (ii) has not been cancelled or abandoned. No action is pending, or to the BT Companies’ knowledge is threatened, challenging the validity, enforceability, registration, ownership or scope of any Owned Intellectual Property.

(b) One or more of the BT Companies exclusively own all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). All current and former employees and independent contractors of the BT Companies who have contributed to the conception and development of material Intellectual Property for any of the BT Companies have entered into valid and binding proprietary rights agreements with the relevant BT Company vesting ownership of such Intellectual Property in such BT Company, except where such ownership of such Intellectual Property is vested in the applicable BT Company by operation of law. The BT Companies have taken commercially reasonable steps to maintain the confidentiality of all trade secrets material to their business in accordance with industry practice. To the BT Companies’ knowledge, there has been no unauthorized access, use or disclosure of any material trade secrets or other material confidential Proprietary Information of the BT Companies.

(c) Except as would not result in material liability for any BT Company, (i) the operation of the BT Companies’ business has not, for the past three years, infringed, misappropriated, diluted or otherwise violated, and is not infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person and (ii) to the knowledge of the BT Companies, no Person (including any current or former employee or consultant of the BT Companies) has, for the past three years, infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property. No Action is pending or, to the BT Companies’ knowledge, threatened against the BT Companies or made by the BT Companies against a third party, alleging any infringement, misappropriation, dilution or other violation of any Intellectual Property rights, except as would not result in material liability for any BT Company.

(d) Section 3.17(d) of the BT Disclosure Letter sets forth a true, correct and complete list of all Software applications developed by the BT Companies and that are material to their business. Except as set forth on Section 3.17(d) of the BT Disclosure Letter, (A) such Software that is owned by a BT Company (as opposed to licensed by a BT Company, the “BT Company Software”) does not incorporate any third party Software (other than Open Source Software), (B) none of the source code for any BT Company Software has been licensed, deposited into escrow or otherwise provided to any Person, other than employees and contractors of such BT Company who have entered into written confidentiality agreements with respect to such source code, (C) the BT Company Software is free from any virus or other harmful code, defect, bug or programming, design or documentation error that would have a Material Adverse Effect on the operation or use of any BT Company Software, and (D) the BT Company Software is not subject to any material limitations that would prevent its use, modification, transfer, license or assignment, except for those limitations imposed under applicable Law.

(e) The IT Systems are sufficient in all material respects for the current operations of the BT Companies and have not materially malfunctioned or failed for the past three years in a manner that has not been fully remediated. The BT Companies have implemented and maintain commercially reasonable measures designed to protect the integrity and security of the IT Systems, as well as commercially reasonable data backup, system redundancy and disaster avoidance and recovery procedures.

(f) The BT Companies have implemented industry standard procedures and controls regarding management of authentication credentials and means for instructing third party custodians (“Authentication Credentials”) for Tokens that are held by or on behalf of the BT Companies. Where Authentication Credentials are not held by employees of the BT Companies, such Authentication Credentials are only made available by the BT Companies to reputable third-party custodians.

(g) None of the BT Companies have (i) incorporated any Open Source Software into, or combined Open Source Software with, any BT Company Software, or (ii) distributed Open Source Software in conjunction with any BT Company Software, in each case, in a manner which requires, as a condition of such incorporation, combination or distribution, that the BT Company Software be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge, in each case of (x) through (z), other than such item of Open Source Software in its unmodified form. Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the BT Companies, no source code of any BT Company Software has been disclosed, licensed, escrowed or delivered to any Person, including an escrow agent, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or the occurrence of any condition) would reasonably be expected to result in a requirement that the source code of any BT Company Software be disclosed or delivered to any Person.

Section 3.18 Data Privacy; Personal Data

(a) The BT Companies are, and for the past three years, have been, in material compliance with all Privacy Laws and all Privacy Agreements. No material complaint relating to an improper use or disclosure of, or a breach in the security of, any Personal Data is pending, or for the past three years has been made, against the BT Companies except as would not result in material liability for any BT Company. To the knowledge of the BT Companies, there is no pending claim, audit or investigation against the BT Companies alleging that any processing of Personal Data by the BT Companies: (i) is in violation of any applicable Privacy Laws, or (ii) is in violation of any Privacy Agreements, in each case of the foregoing (i) and (ii), except as would not result in material liability for any BT Company. To the BT Companies’ knowledge, no legal or arbitral proceeding has been filed, commenced or threatened against any Personal Data Processor with respect to any Personal Data supplied to or Personal Data processed for the BT Companies.

(b) In the collection and processing of any Personal Data, the BT Companies and, to the knowledge of the BT Companies, their respective Personal Data Processors have complied in all material respects with applicable Privacy Laws and the Privacy Policies of the BT Companies. The BT Companies have taken commercially reasonable measures to prevent unauthorized use, access or alteration of Personal Data in their possession or control, which measures are in material compliance with applicable Privacy Laws and Privacy Policies. Without limiting the foregoing, the BT Companies have acquired all necessary consents from Data Subjects for the use of all Personal Data processed by the BT Companies and their respective Personal Data Processors and otherwise have all sufficient legal rights to process, use and hold Personal Data in the manner it is now processed by the BT Companies or any Personal Data Processor on behalf of the BT Companies except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) No BT Company has received any written notice that it is or has been in material breach of any contractual obligation to limit its use of, secure or otherwise safeguard Personal Data and, to the BT Companies’ knowledge, no such breach has occurred within the applicable statute of limitation for a claim arising out of such a breach except as would not result in material liability for any BT Company.

(d) To the knowledge of the BT Companies, for the past three (3) years, no BT Company has experienced any unauthorized access to, deletion or other misuse of, any Personal Data in its possession or control (a “Security Incident”) and no BT Company has made or has been required to make any disclosure, notification or take any other action under any applicable Privacy Laws in connection with any Security Incident except as would not result in material liability for any BT Company. The BT Companies have made all notifications to customers or individuals required to be made by the BT Companies under any applicable Privacy Laws arising out of or relating to any event of unauthorized access to or disclosure or acquisition of any Personal Data by any person of which any BT Company has knowledge.

Section 3.19 Absence of Changes. Since the date of the most recent balance sheet included in the Financial Statements, (a) there has not been any BT Material Adverse Effect and (b) except as set forth in Section 3.19 of the BT Disclosure Letter, the BT Companies have, in all material respects, conducted their business and operated their properties in the ordinary course of business. Since the date of the most recent balance sheet included in the Financial Statements, the BT Companies and their Subsidiaries have not taken any action or omitted to take any action, which, if taken or omitted to be taken after the Execution Date, would require the consent of PubCo in accordance with Section 6.1.

Section 3.20 Anti-Corruption Compliance; Sanctions; PATRIOT ACT.

(a) For the past three years, none of the BT Companies, nor, to the knowledge of the BT Companies, any director, officer, employee, member, equityholder, manager, representative or agent acting on behalf of any BT Company, has, directly or indirectly (i) made or attempted to make or promised to pay, any contribution, gift, bribe, rebate, payoff, influence payment or kickback or promised to give or authorized such a promise or gift, of any money or anything of value or other payment, to (A) any official or employee of a Governmental Authority, any political party or official of any political party, or any candidate for political office or (B) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office for the purpose of influencing any official act or decision of such official or inducing him, her or it to use his, her or its influence: (1) to obtain favorable treatment for business or contracts secured, (2) to pay for favorable treatment for business or contracts secured, (3) to obtain special concessions or for special concessions already obtained or (4) in violation of any requirement of applicable Anti-Bribery Laws in each jurisdiction where the BT Company is conducting or has conducted business, or (ii) established or maintained any unlawful fund or asset that has not been recorded in the BT Company’s books and records, except, in each case, to the extent any payments or failure to so record would not have, individually or in the aggregate, a BT Material Adverse Effect.

(b) Each of the BT Companies, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of the BT Companies, as of the Execution Date, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to any BT Company.

(d) None of the BT Companies nor, to the knowledge of the BT Companies, any director, officer, employee, agent, Affiliate or representative of the BT Companies, is an individual or entity that is, or is owned or controlled by, any individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, the Consolidated Canadian Autonomous Sanctions List, Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a Designated Jurisdiction.

(e) To the extent applicable, the BT Companies are in compliance, in all material respects, with (i) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or Governmental Order relating to the Trading with the Enemy Act and (ii) the PATRIOT Act.

Section 3.21 Insurance. Each BT Company currently maintains, and has for the past three years maintained insurance required by Law or any Contract to which any of them is party or by which any of them is bound. The BT Companies have in full force and effect all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of the BT Companies. All such insurance policies are in full force and effect, all premiums due have been paid in full, no BT Company is in default with respect to its payment obligations under any such policies, and no notice of cancellation or termination has been received by any BT Company with respect to any such policy. No BT Company nor any of its Subsidiaries has any self-insurance or co-insurance programs. No insurer has denied or disputed coverage of any material claim under an insurance policy during the last 12 months.

Section 3.22 Subscription-Related Representations.

(a) BT Assets understands that the shares of PubCo Class V Common Stock are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that such shares have not been registered under the Securities Act. BT Assets understands that the shares of PubCo Class V Common Stock may not be resold, transferred, pledged or otherwise disposed of by BT Assets absent an effective registration statement under the Securities Act except (i) to PubCo or any of its Subsidiaries, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry account representing such shares shall contain a legend to such effect.

(b) BT Assets acknowledges and agrees that BT Assets has received such information and has had the full opportunity to ask such questions and receive such answers concerning an investment in the shares of PubCo Class V Common Stock as BT Assets and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to such shares.

(c) BT Assets has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PubCo Class V Common Stock, and BT Assets has sought such accounting, legal and tax advice as BT Assets has considered necessary to make an informed investment decision.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by any BT Company specifically for inclusion in the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the PubCo Stockholders or at the time of the PubCo Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements made in the Proxy Statement, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the BT Companies make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference in the Proxy Statement based on information supplied by PubCo for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

Section 3.24 Brokers’ Fees. Except as set forth on Section 3.24 of the BT Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any BT Company or any of their Affiliates for which PubCo, any BT Company has any obligation.

Section 3.25 No Outside Reliance. Notwithstanding anything contained in this Article III or any other provision of this Agreement, each BT Company, and any of its respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that such BT Company has made its own investigation of PubCo and that neither PubCo nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by PubCo in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of PubCo or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any management presentations that have been or shall hereafter be provided to any BT Company or any of their Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of PubCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, each BT Company understands and agrees that any assets, properties and business of PubCo and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 3.26 Indebtedness; Cash; Transaction Expenses. Section 3.26(a) of the BT Disclosure Letter lists each item of Indebtedness, including in each case, the amount and holder of such Indebtedness, of the BT Companies that is outstanding as of the Execution Date. Section 3.26(b) of the BT Disclosure Letter lists the aggregate amount of cash and cash equivalents held by the BT Companies as of the Execution Date. Section 3.26(c) of the BT Disclosure Letter lists each expected payee of BT Transaction Expenses as of the Closing, together with an estimate of the amount of such expenses.

Section 3.27 No Additional Representation or Warranties. Except as provided in this Article III, none of the BT Companies or any of their Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to PubCo or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to PubCo or its Affiliates. Without limiting the foregoing, the BT Companies acknowledge that the BT Companies, together with their respective advisors, have made their own investigation of PubCo and its Subsidiaries and, except as provided in Article IV, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of PubCo or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of PubCo and its Subsidiaries as conducted after the Closing, as contained in any materials provided by PubCo or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BT ASSETS

Except as set forth in the BT Disclosure Letter (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered sections in this Article III) BT Assets represents and warrants to PubCo as follows:

Section 4.1 Company Organization. BT Assets has been duly formed or organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and each has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. BT Assets is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect. True and complete copies of the Governing Documents of BT Assets have been made available to PubCo prior to the Execution Date.

Section 4.2 Due Authorization. BT Assets has all requisite company or corporate power, as applicable, and authority to execute, deliver and perform under this Agreement and the other documents to which it is or will be a party as contemplated hereby and (subject to the approvals described in Section 4.4) to consummate the Transactions and to perform all of its obligations under this Agreement and such documents. The execution, delivery and performance by BT Assets of this Agreement and the other documents to which BT Assets is or will be a party as contemplated hereby and the consummation of the Transactions have been duly and validly authorized and approved by the Board of Directors and stockholders of BT Assets, and no other company or corporate proceeding on the part of BT Assets is or will be necessary to authorize this Agreement and the other documents to which BT Assets is or will be a party as contemplated hereby, in each case, as applicable. This Agreement has been, and on or prior to the Closing, the other documents to which BT Assets is or will be a party as contemplated hereby will be, duly and validly executed and delivered by BT Assets and this Agreement constitutes, and on or prior to the Closing, the other documents to which BT Assets is or will be a party as contemplated hereby will constitute, a legal, valid and binding obligation of BT Assets, enforceable against BT Assets, in each case, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 4.3 No Violation. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.4 and except as set forth on Section 4.3 of the BT Disclosure Letter, the execution, delivery and performance by BT Assets of this Agreement and the documents to which BT Assets is or will be a party as contemplated hereby and the consummation of the Transactions do not and will not materially (a) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) the Governing Documents of the BT Assets, (b) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) any Law or Governmental Order applicable to BT Assets, (c) violate any provision of, or result in the breach of, result in (in each case, with or without notice or lapse of time, or both) the loss of any right or benefit, require any consent, waiver, approval, authorization, notice or other action by any Person (other than the BT Entities), or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Governmental Permit or Contract to which BT Assets is a party or by which any BT Assets may be bound, or terminate or result in the termination of any such Governmental Permit or Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of BT Assets, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a BT Material Adverse Effect.

Section 4.4 Governmental Authorizations. Assuming the truth and completeness of the representations and warranties of PubCo contained in this Agreement, no Governmental Authorization is required on the part of BT Assets with respect to BT Assets’ execution, delivery or performance of this Agreement or the Ancillary Agreements or consummation by BT Assets of the Transactions, except for (a) any consents, approvals, authorizations, designations, declarations, waivers, notices or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have (i) a BT Material Adverse Effect or (ii) a material adverse effect on the ability of BT Assets to perform or comply with on a timely basis any material obligation of BT Assets under this Agreement or the Ancillary Agreements or to consummate the Transactions, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings related to the SEC or Nasdaq or in connection with the Unit Purchase and (c) the Regulatory Approvals.

Section 4.5 Title to Units of BT OpCo. BT Assets owns of record and beneficially and has good and valid title to all of issued and outstanding units of BT OpCo, free and clear of all Liens. BT Assets does not own or has the right to acquire, directly or indirectly, any other equity interests in BT OpCo. BT Assets is not a party to any option, warrant, purchase right, or other Contract or commitment that could require BT Assets to sell, transfer, or otherwise dispose of any units of BT OpCo (other than this Agreement and the Governing Documents). BT Assets is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any equity interests in BT OpCo, except as set forth on the BT Disclosure Letter.

Section 4.6 Solvency. BT Assets is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with BT Assets’ creditors or any class of the creditors, and no petition in respect of any arrangement or composition has been presented. The consummation of the Transactions shall not constitute a fraudulent transfer by BT Assets under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of BT Assets.

Section 4.7 Reserved.

Section 4.8 Brokers’ Fees. Except as set forth on Section 4.8 of the BT Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any BT Entity or any of their Affiliates for which PubCo, any BT Entity has any obligation.

Section 4.9 No Outside Reliance. Notwithstanding anything contained in this Article III or any other provision of this Agreement, each BT Entity, and any of its respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that such BT Entity has made its own investigation of PubCo and that neither PubCo nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by PubCo in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of PubCo or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any management presentations that have been or shall hereafter be provided to any BT Entity or any of their Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of PubCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, each BT Entity understands and agrees that any assets, properties and business of PubCo and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.10 Tax Matters. BT Assets has (a) duly and timely filed or caused to be duly and timely filed with the appropriate Governmental Authority all material Tax Returns relating to the activities or business of any BT Company and (b) timely paid all material Taxes relating to such activities or business (whether or not shown on any Tax Returns), in each case, to the extent not required to be filed and paid by a BT Company under applicable Law. Any such Tax Returns described in clause (a) are true, complete and accurate in all material respects. BT Assets is not currently the beneficiary of any extension of time within which to file any Tax Return relating to the assets or business of any BT Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PUBCO

Except as set forth in (i) any PubCo SEC Filings filed or submitted on or prior to the Execution Date (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended to such PubCo SEC Filings) (it being acknowledged that nothing disclosed in such PubCo SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.9 and Section 5.11), or (ii) in the disclosure letter delivered by PubCo to the BT Entities (the “PubCo Disclosure Letter”) on the Execution Date (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered sections in this Article IV), PubCo represents and warrants to the BT Entities as follows:

Section 5.1 Company Organization. PubCo has been duly incorporated, organized or formed and is validly existing as a corporation and in good standing or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. PubCo is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified, except where failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect. True and complete copies of the PubCo Governing Documents have been made available to the BT Entities prior to the Execution Date.

Section 5.2 Due Authorization.

(a) PubCo has all requisite corporate power and authority to (a) execute, deliver and perform under this Agreement and the other documents to which it is or will be a party as contemplated hereby and (b) consummate the Transactions and perform all obligations to be performed by it under this Agreement and such documents, subject to obtaining the PubCo Stockholder Approval. The execution, delivery and performance of this Agreement and the other documents to which it is or will be a party as contemplated hereby and the consummation of the Transactions and thereby have been (i) duly and validly authorized and approved by the Board of Directors of PubCo and (ii) determined by the Board of Directors of PubCo as advisable to PubCo and the PubCo Stockholders and recommended for approval by the PubCo Stockholders. No other company proceeding on the part of PubCo is or will be necessary to authorize this Agreement and the other documents to which it is or will be a party as contemplated hereby (other than the PubCo Stockholder Approval). This Agreement has been, and at or prior to the Closing, the other documents to which it is or will be a party as contemplated hereby will be, duly and validly executed and delivered by PubCo, and this Agreement constitutes, and at or prior to the Closing, the other documents to which it is or will be a party as contemplated hereby will constitute, a legal, valid and binding obligation of PubCo, enforceable against PubCo in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to the PubCo Governing Documents) is present, approval by the PubCo Stockholders of (i) the Business Combination Proposal shall require the affirmative vote of the holders of a majority of the shares of the PubCo Common Stock that are voted at a PubCo Stockholders’ Meeting held to consider such proposal, (ii) the Charter Proposal shall require the affirmative vote of a majority of the outstanding PubCo Common Stock entitled to vote thereon, and (iii) each of the Nasdaq Listing Proposal and the Incentive Plan Proposal shall require the affirmative vote of a majority of the votes cast by the PubCo Stockholders present in person or represented by proxy at such PubCo Stockholders’ Meeting and entitled to vote thereon.

(c) The foregoing vote is the only vote of any of PubCo’s share capital necessary in connection with entry into this Agreement by PubCo and the consummation of the Transactions, including the Closing.

(d) At a meeting duly called and held, the Board of Directors of PubCo has unanimously approved the Transactions as a Business Combination.

Section 5.3 No Violation. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.4 and to receipt of the PubCo Stockholder Approval, the execution, delivery and performance by PubCo of this Agreement and the documents to which it is or will be a party as contemplated hereby and the consummation of the Transactions do not and will not (a) violate any provision of, or result in the breach of or default under (in each case, with or without notice or lapse of time, or both) the PubCo Governing Documents, (b) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) any Law or Governmental Order applicable to PubCo or any of its Subsidiaries, (c) violate any provision of, or result in (in each case, with or without notice or lapse of time, or both) the breach of, result in the loss of any right or benefit (including any forfeiture or reduction in carried interest), require any consent, waiver, approval, authorization, notice or other action by any Person (other than PubCo or its Subsidiaries), or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract or Governmental Permit to which PubCo or any of its Subsidiaries is a party or by which PubCo or any of its Subsidiaries may be bound, or terminate or result in the termination of any such Contract or Governmental Permit or (d) result in the creation of any Lien upon any of the properties or assets of PubCo or any of its Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a PubCo Material Adverse Effect.

Section 5.4 Governmental Authorizations. Assuming the truth and completeness of the representations and warranties of the BT Entities contained in this Agreement, no Governmental Authorization is required on the part of PubCo or any of its Subsidiaries with respect to PubCo’s execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation by PubCo of the Transactions, except for (i) any consents, approvals, authorizations, designations, declarations, waivers, notices or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have (A) a PubCo Material Adverse Effect or (B) a material adverse effect on the ability of PubCo or its Subsidiaries to perform or comply with on a timely basis any material obligation of PubCo or its Subsidiaries under this Agreement or the Ancillary Agreements or to consummate the Transactions, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings related to the SEC or Nasdaq and (iii) the Regulatory Approvals.

Section 5.5 Capitalization of PubCo.

(a) As of the Execution Date, the authorized share capital of PubCo is 121,000,000 divided into (i) 100,000,000 shares of PubCo Class A Common Stock, of which 31,625,000 shares are issued and outstanding as of the Execution Date, (ii) 20,000,000 shares of PubCo Class B Common Stock, of which 7,906,250 shares are issued and outstanding as of the Execution Date, and (iii) 1,000,000 shares of preferred stock of par value $0.0001 each, of which no shares are issued and outstanding as of the Execution Date ((i), (ii) and (iii) collectively, the “PubCo Securities”). The foregoing represent all of the issued and outstanding PubCo Securities. All issued and outstanding PubCo Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the PubCo Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the PubCo Governing Documents or any Contract to which PubCo is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b) Subject to the terms of conditions of the relevant PubCo Warrant Agreement, each PubCo Public Warrant and PubCo Private Placement Warrant is exercisable 30 after the Closing for one share of PubCo Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the Execution Date, 31,625,000 PubCo Public Warrants, 12,223,750 PubCo Private Placement Warrants are issued and outstanding. All outstanding PubCo Public Warrants and PubCo Private Placement Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of PubCo, enforceable against PubCo in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the PubCo Governing Documents; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the PubCo Governing Documents or any Contract to which PubCo is a party or otherwise bound.

(c) Subject to the terms and conditions of the PubCo Rights Agreement, each PubCo Right is exercisable after the Closing for one share of PubCo Common Stock with no consideration. As of the Execution Date, 1,976,562 PubCo Rights are issued and outstanding. All outstanding PubCo Rights (i) have been duly authorized and validly issued and constitute valid and binding obligations of PubCo, enforceable against PubCo in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the PubCo Governing Documents; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the PubCo Governing Documents or any Contract to which PubCo is a party or otherwise bound.

(d) Except as set forth in Section 5.5 of the PubCo Disclosure Letter, PubCo has not granted any outstanding subscriptions, options, stock appreciation rights, “phantom stock”, warrants, commitments, calls, rights of first refusal, deferred compensation rights, rights or other securities (including debt securities or voting securities) convertible into or exchangeable or exercisable for PubCo Securities, any other commitments, calls, conversion rights, rights of exchange of privilege (whether pre-emptive, contractual or by matter of Law), plans or other arrangements or commitments of any character providing for the issuance of additional shares or any other equity securities of PubCo the sale of treasury shares or other equity interests of PubCo or the value of which is determined by reference to the PubCo Securities, and there are no voting trusts, proxies or agreements of any kind which may obligate PubCo to issue, purchase, register for sale, redeem or otherwise acquire any PubCo Securities.

(e) The PubCo Common Stock is duly authorized and validly issued, fully paid and non-assessable and issued in compliance with applicable Law and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law or the PubCo Governing Documents.

Section 5.6 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of PubCo’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), PubCo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to PubCo, including its consolidated Subsidiaries, if any, is made known to PubCo’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting PubCo’s principal executive officer and principal financial officer to material information required to be included in PubCo’s periodic reports required under the Exchange Act. Since March 1, 2022, PubCo has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of PubCo’s financial reporting and the preparation of PubCo’s financial statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of PubCo has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated under Section 16(a) of the Exchange Act. PubCo has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Except as set forth in Section 5.6(c) of the PubCo Disclosure Letter, in the past three years, PubCo has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. Each of the PubCo Class A Common Stock, PubCo Class B Common Stock (prior to the Closing), the PubCo Rights (prior the Closing), PubCo Warrants is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq. Except as set forth in Section 5.6(c) of the PubCo Disclosure Letter, there is no Legal Proceeding pending or, to the knowledge of PubCo, threatened against PubCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister the PubCo Common Stock (prior to the Closing) or prohibit or terminate the listing of PubCo Common Stock (prior to the Closing) on the Nasdaq.

(d) PubCo has no Subsidiaries and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. PubCo is not party to any Contract that obligates PubCo to invest money in, loan money to or make any capital contribution to any other Person.

(e) The PubCo SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2021, and statement of operations, cash flow and stockholders’ equity of PubCo for the year ended December 31, 2021, together with the auditor’s reports thereon (the “PubCo Financial Statements”). Except as disclosed in the PubCo SEC Filings, the PubCo Financial Statements (i) fairly present in all material respects the financial position of PubCo, as at the respective dates of such PubCo Financial Statements, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in or in the notes to the PubCo Financial Statements), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of such PubCo Financial Statements. The books and records of PubCo have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(f) There are no outstanding loans or other extensions of credit made by PubCo to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of PubCo. PubCo has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(g) Neither PubCo (including any employee of PubCo) nor PubCo’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by PubCo, (ii) any fraud, whether or not material, that involves PubCo’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by PubCo or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7 No Undisclosed Liabilities. Except as set forth on Section 5.7 of the PubCo Disclosure Letter, as of the Execution Date, there is no liability, debt (including Indebtedness) or obligation of, or claim or judgment of any kind, against, PubCo or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, due or to become due or otherwise) that would be required to be set forth on a balance sheet of PubCo or any of its Subsidiaries prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the PubCo Financial Statements or disclosed in the notes of the PubCo Financial Statements included in PubCo SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the PubCo SEC Filings in the ordinary course of business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of Law), (c) that will be discharged or paid off prior to or at the Closing, (d) arising under this Agreement and/or the performance by PubCo of its obligations under this Agreement, or (e) that would not, reasonably be expected to, individually or in the aggregate, result in material liability to PubCo, taken as a whole.

Section 5.8 Litigation and Proceedings. Except as set forth on Section 5.8 of the PubCo Disclosure Letter, as of the Execution Date, (a) there are no pending or, to the knowledge of PubCo, threatened Legal Proceedings against or by PubCo or its properties, assets or business; (b) no investigations, audits or other inquiries are pending or, to the knowledge of PubCo, threatened by any Governmental Authority, against PubCo or its properties, assets or business; and (c) there is no outstanding Governmental Order imposed upon any PubCo, nor are any properties or assets of PubCo bound by or subject to any Governmental Order, except in the case of each of clauses (a) through (c), as would not reasonably be expected to, individually or in the aggregate, be materially adverse to PubCo, taken as a whole.

Section 5.9 Taxes.

(a) PubCo has duly and timely filed or caused to be duly and timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed by it. All such Tax Returns are true, complete and accurate in all material respects. All material Taxes due and owing by PubCo (whether or not shown on any Tax Returns) have been timely paid. PubCo is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b) No deficiencies for material Taxes with respect to PubCo have been claimed, proposed or assessed by any Governmental Authority, which deficiencies have not been resolved. There are no pending audits, assessments or other actions in respect of material Taxes of PubCo, and no such audits, assessments or other actions have been threatened in writing.

(c) PubCo has not waived any statute of limitations, or agreed to any extension of time, with respect to a material Tax assessment or deficiency, which waiver or extension remains in effect, nor has any request been made in writing for any such extension or waiver.

(d) PubCo has (i) timely withheld and remitted to the appropriate Governmental Authority all material Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, other service provider, equity interest holder or other third-party, and (ii) complied in all material respects with all applicable Laws relating to the collection, withholding, and remittance of Taxes and information reporting relating to such Taxes.

(e) There are no Liens with respect to material Taxes on any of the assets of PubCo, other than Permitted Liens.

Section 5.10 SEC Filings. PubCo has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 1, 2022, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the Execution Date, the “PubCo SEC Filings”). Each of the PubCo SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated under such act applicable to the PubCo SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the Execution Date or the Closing Date, then on the date of such filing), the PubCo SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the PubCo SEC Filings or necessary in order to make the statements made in the PubCo SEC Filings, in light of the circumstances under which they were made, not misleading. As of the Execution Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the PubCo SEC Filings. To the knowledge of PubCo, none of the PubCo SEC Filings filed on or prior to the Execution Date is subject to ongoing SEC review or investigation as of the Execution Date.

Section 5.11 Trust Account. As of the Execution Date, PubCo has at least $321,175,953 in the Trust Account (including, if applicable, an aggregate of approximately $11,068,750 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of February 24, 2022, between PubCo and Continental Stock Transfer & Trust Company, a New York limited trust company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the PubCo SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than stockholders of PubCo holding PubCo Common Stock (prior to the Closing) sold in PubCo’s initial public offering who shall have elected to redeem their shares of PubCo Common Stock (prior to the Closing) pursuant to the PubCo Governing Documents and the underwriters of PubCo’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all PubCo Share Redemptions. There are no proceedings pending or, to the knowledge of PubCo, threatened with respect to the Trust Account. PubCo has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach under the Trust Agreement. As of the Closing, the obligations of PubCo to dissolve or liquidate pursuant to the PubCo Governing Documents shall terminate, and as of the Closing, PubCo shall have no obligation whatsoever pursuant to the PubCo Governing Documents to dissolve and liquidate the assets of PubCo by reason of the consummation of the Transactions. To PubCo’s knowledge, as of the Execution Date, following the Closing, no PubCo Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such PubCo Stockholder is exercising a PubCo Share Redemption. As of the Execution Date, assuming the accuracy of the representations and warranties of the BT Entities contained in this Agreement and the compliance by the BT Entities with their respective obligations under this Agreement, PubCo has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to PubCo on the Closing Date.

Section 5.12 Investment Company Act; JOBS Act. PubCo is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. PubCo constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.13 Absence of Changes. Since June 30, 2022, (a) there has not been any PubCo Material Adverse Effect and (b) except as set forth in Section 5.13 of the PubCo Disclosure Letter, PubCo has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 5.14 Anti-Corruption Compliance; Sanctions; PATRIOT ACT.

(a) For the past three years, none of PubCo or any of its Subsidiaries, nor, to the knowledge of PubCo, any director, officer, employee, member, equityholder, manager, representative or agent acting on behalf of PubCo or any of its Subsidiaries, has, directly or indirectly (i) made or attempted to make or promised to pay, any contribution, gift, bribe, rebate, payoff, influence payment or kickback or promised to give or authorized such a promise or gift, of any money or anything of value or other payment, to (A) any official or employee of a Governmental Authority, any political party or official of any political party, or any candidate for political office or (B) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office for the purpose of influencing any official act or decision of such official or inducing him, her or it to use his, her or its influence: (1) to obtain favorable treatment for business or contracts secured, (2) to pay for favorable treatment for business or contracts secured, (3) to obtain special concessions or for special concessions already obtained or (4) in violation of any requirement of applicable Anti-Bribery Laws in each jurisdiction where PubCo is conducting or has conducted business, or (ii) established or maintained any unlawful fund or asset that has not been recorded in PubCo’s books and records, except, in each case, to the extent any payments or failure to so record would not have, individually or in the aggregate, a PubCo Material Adverse Effect.

(b) Each of PubCo and its Subsidiaries, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of PubCo, as of the Execution Date, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to PubCo or its Subsidiaries.

(d) None of PubCo or its Subsidiaries nor, to the knowledge of PubCo, any director, officer, employee, agent, Affiliate or representative of PubCo or its Subsidiaries, is an individual or entity that is, or is owned or controlled by, any individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, the Consolidated Canadian Autonomous Sanctions List, Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a Designated Jurisdiction.

(e) To the extent applicable, PubCo and its Subsidiaries are in compliance, in all material respects, with (i) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or Governmental Order relating to the Trading with the Enemy Act and (ii) the PATRIOT Act.

Section 5.15 Indebtedness; Transaction Expenses. PubCo does not have any Indebtedness. Section 5.15 of the PubCo Disclosure Letter lists each expected payee of PubCo Transaction Expenses as of the Closing, together with an estimate of the amount of such expenses.

Section 5.16 Business Activities.

(a) Since its organization, PubCo has not conducted any business activities other than activities related to PubCo’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in the PubCo Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no Contract to which PubCo is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of PubCo or any acquisition of property by PubCo or the conduct of business by PubCo as currently conducted or as contemplated to be conducted as of the Closing, other than such effects which have not had, and would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of PubCo to enter into and perform their obligations under this Agreement.

(b) Except for the transactions contemplated by this Agreement and the Ancillary Agreements, PubCo does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) As of the Execution Date and except for this Agreement, the Ancillary Agreements and Transactions (including with respect to PubCo Transaction Expenses), PubCo is not party to any Contract with any other Person that would require payments by PubCo or any of its Subsidiaries after the Execution Date in excess of $75,000 in the aggregate with respect to any individual Contract.

Section 5.17 Nasdaq Stock Market Quotation. The PubCo Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq under the symbol “GSRM”. The PubCo Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GSRMW”. The PubCo Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under symbol “GSRMR”. Except as set forth on Section 5.17 of the PubCo Disclosure Letter, PubCo is in compliance with the rules of the Nasdaq and there is no Action or proceeding pending or, to the knowledge of PubCo, threatened against PubCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister the PubCo Common Stock or PubCo Public Warrants or terminate the listing of PubCo Common Stock or PubCo Public Warrants on the Nasdaq. Neither PubCo nor any of its Affiliates has taken any action in an attempt to terminate the registration of the PubCo Common Stock or PubCo Public Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18 Proxy Statement. On the date of any filing pursuant to Section 14(a) of the Exchange Act, the date the Proxy Statement is first mailed to the PubCo Stockholders, and at the time of the PubCo Stockholders’ Meeting, the Proxy Statement(together with any amendments or supplements to the Proxy Statement), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements made in the Proxy Statement, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, PubCo makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference in the Proxy Statement based on information supplied by the BT Entities for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

Section 5.19 Takeover Statutes and Charter Provisions. The Board of Directors of PubCo has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Transactions. As of the Execution Date, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar domestic or foreign Law applies with respect to PubCo or any of its Subsidiaries in connection with this Agreement or the Transactions. As of the Execution Date, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which PubCo or any of its Subsidiaries is subject, party or otherwise bound.

Section 5.20 Brokers’ Fees. Except fees described on Section 5.20 of the PubCo Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by PubCo or any of its Affiliates or for which the BT Entities may become liable.

Section 5.21 No Outside Reliance. Notwithstanding anything contained in this Article IV or any other provision of this Agreement, each of PubCo, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that PubCo has made its own investigation of the BT Entities and that neither the BT Entities nor any of their Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the BT Entities in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the BT Entities or their Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the BT Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by PubCo or its representatives) or reviewed by PubCo pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to PubCo or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the BT Entities, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III of this Agreement. Except as otherwise expressly set forth in this Agreement, PubCo understands and agrees that any assets, properties and business of the BT Entities and their Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.22 No Additional Representation or Warranties. Except as provided in this Article IV, neither PubCo nor any its Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to the BT Entities or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the BT Entities or their Affiliates. Without limiting the foregoing, PubCo acknowledges that PubCo, together with its advisors, has made its own investigation of the BT Entities and their respective Subsidiaries and, except as provided in Article III, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the BT Entities or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the BT Entities and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by PubCo or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE BT ENTITIES

Section 6.1 Conduct of Business. Except (i) as expressly contemplated or permitted by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth on Section 6.1 of the BT Disclosure Letter or (iv) as consented to by PubCo in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the Execution Date through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), each of the BT Entities shall, and shall cause their Subsidiaries to, use reasonable best efforts to operate the business of the BT Entities in the ordinary course. Without limiting the generality of the foregoing, except (A) as expressly contemplated or permitted by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements, (B) as required by applicable Law (including for this purpose any COVID-19 Measures), (C) as set forth on Section 6.1 of the BT Disclosure Letter or (D) as consented to by PubCo in writing (which consent shall not be unreasonably conditioned, withheld or delayed), the BT Entities shall not, and shall cause their Subsidiaries not to:

(a) change or amend the Governing Documents of any BT Company in any material respect; except as otherwise required by Law and the BT Pre-Closing Restructuring Plan;

(b) make or declare any dividend or distribution to the stockholders or members, as applicable, of any BT Company or make any other distributions in respect of any of the BT Companies’ capital stock or equity interests, except for dividends and distributions by a BT Company to another BT Company; provided, that prior to the Closing, BT OpCo may make or declare any cash dividend or cash distribution to BT Assets such that as of immediately prior to the Closing, after taking into account any such dividend or distribution and any payments made or required to be made by BT OpCo on or prior to the Closing in accordance with this Agreement or any Ancillary Agreements (other than the distribution of the Contribution Amount upon receipt of such amount by BT OpCo in accordance with Section 2.2), the amount of cash or cash equivalents of BT OpCo shall be not less than $5,000,000 (net of any checks outstanding);

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the BT Companies’ capital stock or equity interests, except for any such transaction by a BT Company that remains a BT Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the BT Companies, except for (i) the acquisition by the BT Companies of any shares of capital stock, membership interests or other equity interests of the BT Companies in connection with the forfeiture or cancellation of such interests and (ii) transactions between a BT Company and another BT Company;

(e) sell, assign, transfer, convey, lease, exclusively license, sublease, abandon, permit to lapse, mortgage, pledge, encumber or otherwise dispose of any material tangible or intangible assets or properties of the BT Companies except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business, (ii) transactions among the BT Companies and (iii) as related to the refinancing of any Indebtedness of the BT Companies (including, the refinancing or negotiation of any capital leases of the BT Companies) in accordance with Section 8.6;

(f) acquire any ownership interest in any real property;

(g) make an acquisition of (whether by merger, stock or asset purchase or otherwise), capital investment in, or any loan to (or series of acquisitions, capital investments or loans), any other Person;

(h) (i) change any method of accounting for Tax purposes, (ii) make, change or revoke any material Tax election, (iii) enter into any closing agreement relating to material Taxes, (iv) settle, concede, compromise or abandon any Tax claim or assessment with respect to material Taxes, (v) surrender any right to claim a material refund of Taxes, (vi) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment, or (vii) file any amended Tax Return with respect to material Taxes, except as required by applicable Law;

(i) (i) issue any additional BT Company interests or securities exercisable for or convertible into BT Company interests or (ii) grant any options, warrants or other equity-based awards that relate to the equity of any BT Company (including any Phantom Equity Awards), in each case other than issuances to any other BT Company;

(j) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization, equity split, redemption, purchase of its or any of its Subsidiaries’ equity interests or other reorganization of the BT Companies;

(k) commence, waive, release, settle, compromise or otherwise resolve any Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages (i) in an amount less than $500,000 in the aggregate (excluding any amounts paid or payable by an insurance provider) or (ii) that imposed any material non-monetary obligation on PubCo;

(l) make or commit to make capital expenditures (other than capital expenditures made in the ordinary course of business consistent with past practices) in excess of $500,000, except for such capital expenditures included in the 2022 budget of the BT Companies previously made available to PubCo;

(m) incur, assume or guarantee any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any BT Company or guaranty any debt securities of another Person, other than (i) any Indebtedness or guarantee incurred in the ordinary course of business consistent with past practices and, except for new kiosk leases, in an aggregate principal amount not to exceed $1,500,000 and (ii) as related to the refinancing of any Indebtedness of the BT Companies (including, the refinancing or negotiation of any capital leases of the BT Companies) in accordance with Section 8.6;

(n) other than as such actions may be taken pursuant to the terms of any BT Benefit Plan in effect as of the Execution Date (i) adopt, establish, enter into, terminate, modify or amend any BT Benefit Plan or any benefit or compensation plan, policy, program, agreement or arrangement that would be a BT Benefit Plan if in effect as of the Execution Date, other than (A) as required by applicable Law or (B) with respect to any BT Benefit Plan other than the agreements pursuant to which the BT Transaction Bonus Payments are payable and the Phantom Equity Awards, a non-material amendment to a BT Benefit Plan that affects all employees participating in such BT Benefit Plan on a non-discriminatory basis and that does not result in a material increase in costs to the BT Companies, (ii) accelerate the vesting or payment of any compensation or benefits to any current or former director, officer, employee or other individual service provider of any BT Company under any BT Benefit Plan, Contract or otherwise, or (iii) recognize any union or similar employee representative body for purposes of collective bargaining or negotiate or enter into any CBA other than as required by applicable Law;

(o) other than as such actions may be taken pursuant to the terms of any BT Benefit Plan in effect as of the Execution Date (i) grant any increase in the cash compensation or benefits payable to any current or former director, officer, employee or other individual service provider of any BT Company, other than increases in compensation in the ordinary course consistent with past practice, (ii) grant or amend any Phantom Equity Award under the Phantom Equity Plan or any award under the BitAccess Option Plan, or (iii) enter into any Employment Agreement or any new employment agreement with any Person, or amend any (A) Employment Agreement or (B) any other existing employment agreement with any current or former director, officer, or employee whose annual base salary would exceed, or during the preceding 12 month period exceeded, $200,000;

(p) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice or other requirements under the WARN Act;

(q) terminate (i) any Key Employee, or (ii) any director, officer, employee or other service provider of any BT Company whose annual base salary exceeds $200,000 (other than terminations under this clause (ii) for “cause” (which shall include, for clarity, a termination for performance issues)), unless the applicable BT Entity consults with PubCo before terminating such individual;

(r) enter into any Related Party Transaction;

(s) change an annual accounting period for GAAP or adopt or change any material accounting method used by it for GAAP or adopt any material accounting method unless required by GAAP;

(t) enter into any material new line of business or materially change any of its businesses in any manner (whether through any subsidiary or otherwise) in any way that is not reflected on the current business roadmap that has been provided to PubCo as of the Execution Date (any such new or changed line of business, a “New Business”), including the provision of services with respect to any Token not listed on Section 3.10(d) of the BT Disclosure Letter; or

(u) enter into any Contract to do any action prohibited under this Section 6.1.

Section 6.2 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the BT Entities or any of their respective Subsidiaries, any BT Entity or its Subsidiaries by third parties that may be in the BT Entities’ or any of their Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law, the BT Entities shall, and shall cause their Subsidiaries to, afford to PubCo and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the BT Entities and their Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the BT Entities and their Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the BT Entities and their Subsidiaries that are in the possession of the BT Entities or their Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any Phase II invasive or intrusive investigations, testing, sampling or analysis of any properties, facilities or equipment of the BT Entities or their Subsidiaries without the prior written consent of BT Assets. All information obtained by PubCo and its representatives shall be subject to the Confidentiality Agreement.

Section 6.3 Closing Spreadsheet.

(a) BT Assets shall prepare and deliver to PubCo, in accordance with this Section 6.3, a spreadsheet (the “Closing Spreadsheet”) in form and substance reasonably satisfactory to PubCo, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified in the Closing Spreadsheet), as of immediately prior to the Closing:

(i) the calculation of aggregate cash amounts payable to BT Assets and BT OpCo pursuant to Section 2.1(a), and the total amount of Taxes to be withheld therefrom;

(ii) the calculation of the amounts payable pursuant to each of the clauses (a) through (e) of Section 2.2;

(iii) the calculation of the Aggregate Phantom Equity Consideration and the Phantom Equity Cash Consideration and Phantom Equity Non-Cash Consideration payable to each Phantom Equity Holder pursuant to Section 2.6, and the employer Taxes payable by PubCo, the BT Companies or their Subsidiaries with respect to the Aggregate Phantom Equity Consideration, the Phantom Equity Cash Consideration and Phantom Equity Non-Cash Consideration;

(iv) the calculation of the BT Transaction Bonus Payments (including the cash and non-cash portions thereof), and the employer Taxes payable by PubCo, the BT Companies or their Subsidiaries with respect to the BT Transaction Bonus Payments;

(v) the calculation of the aggregate PubCo Transaction Expenses (which information shall be supplied to BT Assets by PubCo as soon as practicable in advance of such delivery date for a draft Closing Spreadsheet set forth in Section 6.3(b) below);

(vi) the calculation of the aggregate BT Transaction Expenses; and

(vii) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by PubCo.

(b) BT Assets shall prepare and deliver to PubCo a draft of the Closing Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Closing Spreadsheet to PubCo not later than two Business Days prior to the Closing Date. In the event that PubCo notifies BT Assets that there are errors in the draft of the Closing Spreadsheet, BT Assets and PubCo shall discuss the related items in good faith and BT Assets shall, upon reasonably determining that there are errors in the draft of the Closing Spreadsheet, correct such errors prior to delivering the final version of the same in accordance with this Section 6.3. Without limiting the foregoing, BT Assets shall provide to PubCo, together with the Closing Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for PubCo to verify and determine the calculations, amounts and other matters set forth in the Closing Spreadsheet.

Section 6.4 Acquisition Proposals. From the Execution Date until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the BT Entities and their Subsidiaries shall not, and the BT Entities shall instruct and use their respective reasonable best efforts to cause their respective representatives not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning any BT Entities or their respective Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of any BT Entities or their respective

Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state with respect to an Acquisition Proposal, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, BT Entities, their respective Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions taken in connection with (1) the BT Pre-Closing Restructuring and (2) the arrangement of financing in order to facilitate the consummation of the Transactions or for the financing of the BT Companies following the Closing.

Section 6.5 Support of Transaction. Without limiting any covenant contained in Article VI or Article VIII, the BT Entities shall, and shall cause their respective Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the BT Entities or their respective Subsidiaries or Affiliates are required to obtain in order to consummate the Transactions, including required Governmental Authorizations, and (b) take such other action as may be reasonably necessary or as another party to this Agreement may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

Section 6.6 Confidentiality. All non-public information of PubCo provided to the BT Entities pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 6.6. Except as otherwise provided in this Agreement, the BT Entities shall, and shall cause each of their respective Subsidiaries to, hold in confidence, and the BT Entities shall not, and shall cause any of their respective Subsidiaries to not, disclose any non-public information of PubCo provided under this Agreement, including exercising the same degree of care as the BT Entities exercise with their own confidential or proprietary information of a similar nature. The BT Entities and their respective Subsidiaries acknowledge and agree that some of the information provided to the BT Entities and their respective Subsidiaries pursuant to this Section 6.6 may be considered “material non-public information” for purposes of securities Laws, and the BT Entities shall, and shall cause their respective Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding PubCo. The BT Entities shall, and shall cause their respective Subsidiaries to, only use any such non-public information for purposes of consummating the transactions contemplated by this Agreement. The BT Entities shall not, and shall cause their respective Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their and their respective Affiliates’ managers, members, stockholders, officers, directors, partners, employees, legal counsel, accountants, advisors, agents and consultants (collectively, “Representatives”) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement. The BT Entities and their respective Subsidiaries shall be responsible for any breach of this Section 6.6 by any of its Representatives, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained in this Agreement to the contrary, this Section 6.6 shall not (i) prohibit the BT Entities and their respective Subsidiaries from disclosing any such non-public information (x) to the extent required in order for the BT Entities and their respective Subsidiaries to comply with applicable Law, provided that the BT Entities and their respective Subsidiaries, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to PubCo and uses reasonable best efforts to avoid or minimize the extent of such disclosure, at PubCo’s sole expense or (y) if such non-public information becomes generally available to the public other than as a result of disclosure by the BT Entities or their respective Subsidiaries or their respective Representatives in breach of this or (ii) prohibit or limit the BT Entities, their respective Subsidiaries and their Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the BT Entities’ and their respective Subsidiaries’ investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of PubCo provided to the BT Entities and their respective Subsidiaries pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Authority with jurisdiction over the BT Entities, their respective Subsidiaries or their Representatives and not directed at PubCo or the transactions contemplated by this Agreement; provided that the BT Entities, their respective Subsidiaries or their Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and request they keep such information confidential in accordance with such Governmental Authority’s policies and procedures.

Section 6.7 Indemnification and Insurance.

(a) From and after the Closing, BT OpCo agrees that it shall indemnify and hold harmless each present and former director and officer of (x) any BT Company (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the BT Companies being acquired under this Agreement) (the “BT Indemnified Parties”) and (y) PubCo and each of its Subsidiaries (the “PubCo Indemnified Parties” together with the BT Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the BT Companies, PubCo or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents in effect on the Execution Date to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the BT Companies shall (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of PubCo’s, its Subsidiaries’ and the BT Companies’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents of the BT Companies, PubCo or their respective Subsidiaries, as applicable, in each case, as of the Execution Date and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons under such provisions, in each case, except as required by Law. BT OpCo shall assume, and be liable for, and shall cause the BT Companies to honor, each of the covenants in this Section 6.7.

(b) For a period of six years from the Closing, BT OpCo shall, and shall cause the BT Companies to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by PubCo’s, the BT Companies’ or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been made available to PubCo or BT Assets, as applicable, prior to the Execution Date or their agents or representatives, respectively) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall BT OpCo be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by PubCo or the BT Companies, as applicable, for such insurance policy for the year ended December 31, 2021; provided, however, that (i) BT OpCo or the other BT Companies may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, BT OpCo shall maintain (and cause the BT Companies to maintain) such policies in effect and continue to honor the obligations under such policies, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.7 shall be continued in respect of such claim until the final disposition of such claim.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.7 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the BT Companies and all successors and assigns of the BT Companies. In the event that any of the BT Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the BT Companies shall ensure that proper provision shall be made so that the successors and assigns of any of the BT Companies, as the case may be, shall succeed to the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7(a)-(d): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the Execution Date or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the BT Companies and their successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

(e) On the Closing Date, BT OpCo shall enter into customary indemnification agreements reasonably satisfactory to BT Assets and PubCo with the post-Closing directors and officers of BT OpCo, which indemnification agreements shall continue to be effective following the Closing.

Section 6.8 BitAccess Buyout. Promptly after the Closing (and no later than 30 Business Days following the Closing), (a) BT OpCo shall contribute a portion of the Contribution Amount (such amount, the “BitAccess Contribution Amount”) to Intuitive Software, LLC, a Delaware limited liability company, which shall then contribute such amount to Digital Gold Ventures Inc., an Ontario corporation (“Digital Gold”), and (b) BitAccess, Inc., an Ontario corporation (“BitAccess”) shall, and BT OpCo shall cause Digital Gold to, use such BitAccess Contribution Amount to (and use solely for the purposes set forth in this Agreement), purchase or cause cancellation of all of the outstanding capital stock of or other equity interests in BitAccess, including BitAccess Options, not held by Digital Gold as of the date of such purchase, in accordance with the terms of the amended and restated shareholders agreement of BitAccess, dated as of July 20, 2021, and on such terms that are negotiated with the holders of such shares of BitAccess, such that immediately after the consummation of such purchase transactions, BitAccess shall be a wholly owned subsidiary of Digital Gold (the amount required to effect such purchase, the “BitAccess Payment Amount”); provided, that, at BT Assets’ discretion, a portion of the BitAccess Payment Amount may consist of shares of capital stock of PubCo (which such stock PubCo shall contribute (or shall be deemed to have contributed in accordance with Treasury Regulations Section 1.1032-3) to BT OpCo and BT OpCo shall then contribute in the same manner as the BitAccess Contribution Amount), in which case the BitAccess Contribution Amount will be decreased accordingly and BT OpCo shall issue to PubCo a number of Common Units equal to the number of shares of PubCo capital stock included in the BitAccess Payment Amount. At BT Assets’ discretion, the aggregate value of the shares of capital stock of PubCo used for such purposes may be up to 75% greater than the amount equal to (a) the fair market value of such other capital stock of BitAccess being purchased, minus (b) the BitAccess Contribution Amount.

Section 6.9 Preparation and Delivery of Quarterly Financial Statements.

(a) As soon as reasonably practicable following September 30, 2022, BT Assets shall deliver to PubCo the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of BT Companies as of the three-months ended September 30, 2022, presented in a similar format and fashion as the Unaudited Financial Statements (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “2022 Q3 Financial Statements”); provided that upon delivery of such Interim Financial Statements, the representations and warranties set forth in Section 3.7 shall be deemed to apply to the Interim Financial Statements with the same force and effect as if made as of the Execution Date.

(b) If the Closing has not occurred prior to December 31, 2022, as soon as reasonably practicable following December 31, 2022, BT Assets shall deliver to PubCo the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of BT Companies as of December 31, 2022 (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “2022 Annual Financial Statements”); provided that upon delivery of such 2022 Annual Financial Statements, the representations and warranties set forth in Section 3.7 shall be deemed to apply to the 2022 Annual Financial Statements with the same force and effect as if made as of the Execution Date.

(c) If the Closing has not occurred prior to March 31, 2023, as soon as reasonably practicable following March 31, 2023, BT Assets shall deliver to PubCo the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of BT Companies as of and for the three-month period ended March 31, 2023 (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “2023 Q1 Financial Statements”); provided that upon delivery of such 2023 Q1 Financial Statements, the representation and warranties set forth in Section 3.7 shall be deemed to apply to the 2023 Q1 Financial Statements with the same force and effect as if made as of the Execution Date.

Section 6.10 BT OpCo Organizational Documents. Immediately prior to the Closing, the BT Surviving Entity shall amend and restate its limited liability company agreement so as to read in its entirety in the form set forth in Exhibit G (the “BT OpCo A&R LLC Agreement”). Effective as of the Closing, BT Assets will hold 44,100,000 of BT OpCo Common Units.

Section 6.11 BT Information Supplied. None of the information supplied or to be supplied by any BT Entity specifically for inclusion in the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the PubCo Stockholders or at the time of the PubCo Stockholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by any BT Entity or that are included in the Proxy Statement. Notwithstanding the foregoing, the BT Entities make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by PubCo for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

ARTICLE VII

COVENANTS OF PUBCO

Section 7.1 Trust Account Proceeds and Related Available Equity.

(a) Prior to the Closing, the Sponsor and its Affiliates shall be entitled to arrange for the purchase by third Persons of additional shares of PubCo Common Stock at a price per share of $10.00, such that (i) if an Equity Line is not obtained at or prior to Closing, the Minimum Condition PubCo Available Cash at the Closing is equal to at least $45,000,000 (the “PubCo No EL Minimum Cash”), and (ii) if an Equity Line is obtained at or prior to Closing, the Minimum Condition PubCo Available Cash at the Closing is equal to at least $30,000,000 (the “PubCo EL Minimum Cash”, and together with the PubCo EL Minimum Cash, the “PubCo Minimum Cash”). The BT Entities shall reasonably cooperate with and shall take all actions reasonably required to effect the foregoing. For the purposes of this Section 7.1(a), (x) in the event the BT Closing Indebtedness is in excess of $0.00 as of immediately prior to the Closing, the PubCo Minimum Cash shall equal: (i) the applicable PubCo Minimum Cash less (ii) the amount of the BT Closing Indebtedness (up to $15,000,000 in the aggregate) that is paid off at the Closing using the Contribution Amount in accordance with Section 2.2(b) and (y) in the event that, immediately following the Closing, the consolidated Indebtedness of PubCo, BT OpCo and their respective Subsidiaries is in excess of $85,000,000 the PubCo Minimum Cash shall equal: (i) the applicable PubCo Minimum Cash less (ii) the amount of such Indebtedness in excess of $85,000,000.

(b) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice of such satisfaction or waiver to the Trustee (which notice PubCo shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, PubCo (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to PubCo Stockholders pursuant to the PubCo Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to PubCo for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

Section 7.2 Equity Line. From the Execution Date until the earlier of the Closing or the termination of this Agreement in accordance with Section 10.1, PubCo agrees to use its commercially reasonable efforts to obtain and make available a committed equity financing facility for the benefit of PubCo and BT OpCo following the Closing (such financing, the “Equity Line”) on terms and conditions acceptable to BT Assets (BT Assets consent to any such terms and conditions to not be unreasonably withheld, conditioned and delayed).

Section 7.3 Nasdaq Listing. From the Execution Date through the Closing, PubCo shall ensure that PubCo remains listed as a public company on the Nasdaq. Prior to the Closing, PubCo shall prepare, in consultation with BT Assets, and submit to the Nasdaq and obtain approval of a listing application covering (i) shares of PubCo Class A Common Stock issued or issuable in connection with the Transactions, (ii) shares of PubCo Class A Common Stock issuable upon redemption of BT OpCo Common Units and exchanges of shares of Class O Common Stock and Class V Common Stock in connection therewith (and for the avoidance of doubt, including shares of Class A Common Stock issuable upon conversions of Class M Common Stock) and (iii) shares of PubCo Class A Common Stock issuable upon exercise of BT OpCo Matching Warrants and the redemption of BT OpCo Common Units received in connection therewith. The parties shall reasonably cooperate with respect to such listing application.

Section 7.4 No Solicitation by PubCo. From the Execution Date until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, PubCo shall not, and shall cause its Subsidiaries not to, and PubCo shall instruct its and their representatives not to, (i) make any proposal or offer that constitutes an Alternative Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to an Alternative Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Alternative Business Combination Proposal, in each case, other than to or with the BT Entities and their respective representatives. From and after the Execution Date, PubCo shall, and shall instruct its officers and directors to, and PubCo shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Alternative Business Combination Proposal (other than the BT Entities and their respective representatives).

Section 7.5 PubCo Conduct of Business. During the Interim Period, PubCo shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement, as required by applicable Law (including for this purpose any COVID-19 Measures) or as consented to by BT Assets in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as contemplated by this Agreement or as consented to by BT Assets in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), PubCo shall not, and PubCo shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(a) seek any approval from the PubCo Stockholders to change, modify or amend the Trust Agreement or the PubCo Governing Documents, except as contemplated by the Transaction Proposals;

(b) (i) make or declare any dividend or distribution to the stockholders of PubCo or make any other distributions in respect of any of PubCo’s or any of its Subsidiary’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of PubCo’s or any of its Subsidiary’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of PubCo or any of its Subsidiaries;

(c) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of PubCo or any of its Subsidiaries (including, for the avoidance of doubt, (x) Sponsor and (y) any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(d) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of PubCo or any of its Subsidiaries or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business necessary to finance its ordinary course administrative costs and expenses and transaction expenses incurred in connection with the transactions contemplated by this Agreement in an aggregate principal amount not to exceed $500,000;

(e) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than Indebtedness permitted to be incurred under Section 7.5(d) and other fees and expenses for professional services incurred in the ordinary course in support of the transactions contemplated by this Agreement;

(f) (i) issue any PubCo Common Stock or securities exercisable for or convertible into PubCo Common Stock, other than the issuance of the PubCo Common Stock pursuant to this Agreement, (ii) grant any options, warrants or other equity-based awards with respect to PubCo Common Stock not outstanding on the Execution Date or (iii) amend, modify or waive any of the material terms or rights set forth in any PubCo Private Placement Warrant, PubCo Public Warrant or the PubCo Warrant Agreements, including any amendment, modification or reduction of the warrant price set forth in such PubCo Private Placement Warrant, PubCo Public Warrant or the PubCo Warrant Agreements, in each case, except in connection with the PubCo Pre-Closing Restructuring;

(g) change an annual accounting period for GAAP or adopt or change any material accounting method used by it for GAAP or adopt any material accounting method unless required by GAAP;

(h) (i) change any method of accounting for Tax purposes, (ii) make, change or revoke any material Tax election, (iii) enter into any closing agreement relating to material Taxes, (iv) settle, concede, compromise or abandon any Tax claim or assessment with respect to material Taxes, (v) surrender any right to claim a material refund of Taxes, (vi) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment, or (vii) file any amended Tax Return with respect to material Taxes, except as required by applicable Law;

(i) acquire any ownership interest in any real property;

(j) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division of such organization;

(k) except as reasonably necessary to consummate the Transactions, enter into, renew, modify or revise any Contract; or

(l) enter into any Contract to do any action prohibited under this Section 7.5.

Section 7.6 PubCo Public Filings. From the Execution Date through the Closing, PubCo will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.7 PIPE Subscription. From the Execution Date until the earlier of the Closing or the termination of this Agreement in accordance with Section 10.1, PubCo agrees to use its commercially reasonable efforts to obtain and make available an additional equity and/or equity linked financing from new and existing investors at or immediately following the Closing (the “PIPE Subscription”); provided, that PubCo shall not enter into or consummate any PIPE Subscription without the prior written consent of the BT Entities (such consent not to be unreasonably withheld, conditioned or delayed); provided, further, that the BT Entities shall be entitled to withhold consent in their sole discretion if the PIPE Subscription would result in BT Assets owning less than 25% of the outstanding shares of PubCo at the Closing. The BT Entities shall reasonably cooperate and provide reasonable assistance and information as reasonably requested by PubCo in connection with any PIPE Subscription.

Section 7.8 Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, PubCo shall, and shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of PubCo or its Affiliates are required to obtain in order to consummate the Transactions and (b) take such other action as may be reasonably necessary or as another party to this Agreement may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

Section 7.9 Post-Closing Directors and Officers of PubCo. Subject to the terms of the PubCo Governing Documents, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

(a) the Board of Directors of PubCo shall consist of seven directors, (i) two (2) of which shall be designated by the Sponsor (the “GSR Designated Directors”), and (ii) five of which shall be designated by the BT Assets prior to the Closing (the “BT Designated Directors”); and

(b) the initial officers of PubCo shall be as set forth on Section 7.9(b) of the BT Disclosure Letter, who shall serve in such capacity in accordance with the terms of the PubCo Governing Documents following the Closing.

Section 7.10 PubCo Information Supplied. None of the information supplied or to be supplied by PubCo specifically for inclusion in the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the PubCo Stockholders or at the time of the PubCo Stockholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by PubCo or that are included in the Proxy Statement). Notwithstanding the foregoing, PubCo makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the BT Entities for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

ARTICLE VIII

JOINT COVENANTS

Section 8.1 Regulatory Approvals; Other Filings.

(a) PubCo shall cooperate in good faith with the BT Entities and any Governmental Authority and undertake promptly any and all action required to satisfy the Regulatory Approvals and complete lawfully the Transactions as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to (x) consummate the Transactions as contemplated hereby and (y) avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions.

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, PubCo shall (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions;

and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the BT Entities shall promptly furnish to PubCo, and PubCo shall promptly furnish to the BT Entities, copies of any notices or substantive written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that none of the parties shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other parties. To the extent not prohibited by Law, the BT Entities agree to provide PubCo and its counsel, and PubCo agrees to provide the BT Entities and their counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or video conference, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the BT Entities and PubCo agree to make all filings under Antitrust Laws (if any) as soon as practicable after execution of this Agreement, and to provide all information reasonably required of such Person and to reasonably cooperate with each other in connection with the Regulatory Approvals. To the extent applicable, the parties shall request early termination of the applicable waiting period under any Antitrust Law.

(c) Without limiting the generality of the forgoing, PubCo shall use reasonable best efforts to take any and all actions necessary to consummate the Transactions in accordance with the terms of this Agreement.

(d) Subject to Section 9.2, the BT Entities, on the one hand, and PubCo, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions.

Section 8.2 Preparation of Proxy Statement; Stockholders’ Meeting and Approvals.

(a) Proxy Statement.

(i) As promptly as practicable after the execution of this Agreement, PubCo and the BT Entities shall jointly prepare and PubCo shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed by PubCo with the SEC and sent to the PubCo Stockholders relating to the PubCo Stockholders’ Meeting (such proxy statement, together with any amendments or supplements, the “Proxy Statement”). Each of PubCo and the BT Entities shall use its reasonable best efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC, and to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each of PubCo and the BT Entities agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of PubCo, the BT Entities or their respective Subsidiaries to any regulatory authority (including the NASDAQ) in connection with the Transactions (the “Solicitation Documents”). PubCo will cause the Proxy Statement to be mailed to the PubCo Stockholders in each case promptly in compliance with applicable Law.

(ii) To the extent not prohibited by Law, each of PubCo and the BT Entities will advise the other parties, as promptly as practicable after such party receives notice of such time, of the time when the Proxy Statement or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the PubCo Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement or for additional information. To the extent not prohibited by Law, each of PubCo and the BT Entities and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and any Solicitation Document each time before any such document is filed with the SEC by PubCo or PubCo, and each shall give reasonable and good faith consideration to any comments made by the other parties and their counsel. To the extent not prohibited by Law, each of PubCo and the BT Entities shall provide the other parties and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or Solicitation Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC.

(iii) Each of PubCo and the BT Entities shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the PubCo Stockholders and at the time of the PubCo Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements made in the Proxy Statement, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, PubCo and the BT Companies make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference in the Proxy Statement based on information supplied by the other party for inclusion or incorporation by reference in the Proxy Statement or (b) any projections or forecasts included in the Proxy Statement.

(iv) If at any time prior to the Closing any information relating to PubCo, the BT Entities or any of their respective Subsidiaries, Affiliates, directors, managers or officers is discovered by PubCo or the BT Entities, which is required to be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements made in such document, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the PubCo Stockholders.

(b) PubCo Stockholder Approval. PubCo shall (a) as promptly as practicable in compliance with applicable Law, (i) cause the Proxy Statement to be disseminated to holders of PubCo Common Stock in compliance with applicable Law, (ii) duly (1) establish a record date for, (2) call and give notice of and (3) convene and hold a meeting of its stockholders (the “PubCo Stockholders’ Meeting”) in accordance with the PubCo Governing Documents and applicable Nasdaq Listing Rules for a date no later than 30 Business Days following the date the definitive Proxy Statement is disseminated to holders of PubCo Common Stock, and (iii) solicit proxies from the holders of PubCo Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its stockholders with the opportunity to elect to effect an PubCo Share Redemption. PubCo shall, through its Board of Directors, recommend to its stockholders (A) the adoption and approval of this Agreement and the transactions contemplated thereby (the “Business Combination Proposal”), (B) the approval of the issuance of shares of the PubCo Common Stock by PubCo in connection with the Transactions pursuant to applicable Nasdaq Listing Rules (the “Nasdaq Listing Proposal”), (C) the adoption and approval of the PubCo Charter in accordance with applicable Law (the “Charter Proposal”), (D) the adoption and approval of any other proposals as the SEC (or staff member of the SEC) may indicate are necessary in its comments to the Proxy Statement or correspondence related to the Proxy Statement, (E) the adoption and approval of any other proposals as reasonably agreed by PubCo and the BT Entities to be necessary or appropriate in connection with the Transactions (such proposals set forth in clauses (D) and (E), the “Other Required Proposals”), (F) the approval of the Incentive Equity Plan (the “Incentive Plan Proposal”), (G) the adjournment of the PubCo Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (G), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of PubCo shall not withdraw, amend, qualify or modify its recommendation to the stockholders of PubCo that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of PubCo in Section 8.2(c), a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) PubCo’s obligations to establish a record date for, duly call, give notice of, convene and hold the PubCo Stockholders’ Meeting shall not be affected by any Modification in Recommendation, (y) PubCo agrees to establish a record date for, duly call, give notice of, convene and hold the PubCo Stockholders’ Meeting and submit for approval the Transaction Proposals and (z) PubCo agrees that if the PubCo Stockholder Approval shall not have been obtained at any such PubCo Stockholders’ Meeting, then PubCo shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional PubCo Stockholders’ Meetings in order to obtain the PubCo Stockholder Approval. PubCo may only adjourn the PubCo Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the PubCo Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that PubCo has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of PubCo prior to the PubCo Stockholders’ Meeting; provided, that the PubCo Stockholders’ Meeting (x) may not be adjourned to a date that is more than 15 days after the date for which the PubCo Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) is held no later than three Business Days prior to the Agreement End Date.

(c) Notwithstanding anything to the contrary contained in this Agreement, the PubCo Board of Directors may, at any time prior to, but not after, obtaining the PubCo Stockholder Approval, make a Modification in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the Board of Directors of PubCo determines in good faith that the failure to take such action would be a breach of the fiduciary duties of the Board of Directors of PubCo to the stockholders of PubCo under applicable Law, provided, that: (A) the BT Entities shall have received written notice from PubCo of PubCo’s intention to make an Intervening Event Change in Recommendation at least five Business Days prior to the taking of such action by PubCo (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail, (B) during such period and prior to making an Intervening Event Change in Recommendation, if requested by the BT Entities, PubCo and its representatives shall have negotiated in good faith with the BT Entities and their representatives regarding any revisions or adjustments proposed by the BT Entities to the terms and conditions of this Agreement as would enable PubCo to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation and (C) PubCo may make an Intervening Event Change in Recommendation only if the Board of Directors of PubCo, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the BT Entities shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding contract if accepted by PubCo, continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the PubCo Stockholders under applicable Law. An “Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination of the foregoing that (i) was not known to PubCo or its Board of Directors as of the Execution Date (or if known, the consequences of which were not known) and (ii) does not relate to any Alternative Business Combination Proposal; provided, however, that (1) any change in the price or trading volume of PubCo Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination of the foregoing that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the BT Companies constitute an Intervening Event unless such event, fact, circumstance or development constitutes a BT Material Adverse Effect; and (3) the BT Companies meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account). Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of PubCo and/or PubCo’s Board of Directors to make filings with the SEC with respect to the proposals contemplated by this Section 8.2, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event of filing and/or notice for a meeting was made prior to the Intervening Event Notice Period, PubCo shall be permitted to adjourn such meeting and amend such filing as necessary to provide sufficient time for the PubCo Stockholders to consider any revised recommendation.

(d) PubCo agrees that it shall provide the holders of PubCo Common Stock the opportunity to elect redemption of such shares of PubCo Common Stock in connection with the PubCo Stockholders’ Meeting as required by the PubCo Governing Documents.

Section 8.3 Tax Matters.

(a) Tax Returns.

(i) BT Assets shall prepare and file, or cause to be prepared and filed, any Tax Return that reports income of or with respect to any BT Company for any taxable period ending on or prior to the Closing Date, with respect to which Tax Return the direct or indirect owners of BT OpCo are required to pay the related Tax (including, for the avoidance of doubt, IRS Form 1120-S and any similar state or local Tax Return) (any such Tax Return, a “Flow-Thru Tax Return”). Any such Flow-Thru Tax Returns shall be prepared in a manner consistent with the past practices of BT Assets and/or the relevant BT Companies, as applicable, except as required by applicable Law or set forth in this Section 8.3. BT Assets shall be responsible for and timely pay, or cause to be timely paid, all Taxes reported on any Flow-Thru Tax Return.

(ii) In the event any Flow-Thru Tax Return could reasonably be expected to adversely impact any BT Company to a material extent in any taxable period ending after the Closing Date, BT Assets shall deliver a draft of such Flow-Thru Tax Return to PubCo for review at least twenty (20) days prior to the filing of such Flow-Thru Tax Return. BT Assets shall consider and incorporate in good faith any of PubCo’s reasonable comments on any such Flow-Thru Tax Return provided by PubCo within ten (10) days of PubCo’s receipt of such draft Flow-Thru Tax Return.

(iii) To the extent applicable, each BT Company shall have an effective election under Section 754 of the Code in effect for the taxable year that includes the Closing Date.

(b) Intended Tax Treatment. The parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes: (i) the BT Assets Unit Purchase is intended to be treated, in accordance with Revenue Ruling 99-5, 1991-1 CB 434 (Situation 1), as if BT Assets had sold a portion of each asset held by BT OpCo prior to the Closing to PubCo in exchange for the Over the Top Consideration, and immediately thereafter BT Assets and PubCo contributed their respective interests in such assets to BT OpCo pursuant to Section 721(a) of the Code in exchange for (A) in the case of BT Assets, such BT OpCo Common Units and Earn-Out Units as were held by BT Assets immediately prior to the BT Assets Unit Purchase and (B) in the case of PubCo, the Purchased Common Units; and (ii) the BT OpCo Contribution is intended to be treated as if PubCo contributed the Contribution Amount to BT OpCo pursuant to Section 721(a) of the Code in exchange for the Contribution Common Units, the BT OpCo Matching Warrants and the Earn-Out Units. Each party shall, and shall cause its respective Affiliates to, file all Tax Returns consistent with, and take no position inconsistent with, the intended tax treatment described in this paragraph, except as otherwise required by applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

(c) Tax Contest Matters. BT Assets shall control the conduct of any Tax audit, examination, proceeding, claimed deficiency or other similar matter relating to the BT Companies that pertains to any Flow-Thru Tax Return (“Tax Contest”). In the event any Tax Contest could reasonably be expected to adversely impact any BT Company to a material extent in any taxable period ending after the Closing Date, PubCo and/or any BT Company shall have the right to participate in such Tax Contest at its own expense and with counsel of its own choosing, and BT Assets shall not settle or compromise any such Tax Contest without the prior written consent of PubCo (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Allocation Matters. For purposes of determining the U.S. federal (and applicable state and local) income Tax consequences of the Transactions, the parties agree to use any reasonable allocation of values among the assets of the BT Companies that is selected by BT Assets and PubCo together in good faith. The parties agree to (and to cause their Affiliates to) file all of their Tax Returns consistent with any such allocation of values selected by BT Assets and PubCo together in good faith, except as otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

(e) Cooperation. PubCo and the BT Entities shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the preparation and filing of Tax Returns and any audit, examination, or other Legal Proceeding regarding Taxes with respect to any Pre-Closing Tax Period of the BT Companies. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Return or any such audit, examination, or other Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided, and the provision of such powers of attorney as may be necessary to allow for the filing of Tax Returns or the control of any Legal Proceedings relating to Taxes.

(f) Transfer Taxes. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred by PubCo and the BT Entities in connection with this Agreement shall be borne by BT OpCo.

Section 8.4 Section 16 Matters. Prior to the Closing, each of the BT Entities and PubCo shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of the equity interests of PubCo or the BT Entities (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.5 Equity Plan. Prior to the Closing Date, PubCo shall approve and adopt the Bitcoin Depot 2022 Incentive Plan]in the form mutually agreed upon between the BT Entities and PubCo (the “Incentive Equity Plan”). The Incentive Equity Plan will provide for awards of PubCo Common Stock with a total pool of shares equal to the sum of (i) ten percent (10%) of the number of shares of PubCo Common Stock outstanding as of immediately after the Closing, plus (ii) any shares of PubCo Common Stock issuable upon settlement of the Phantom Equity Awards or the BT Transaction Bonus Payments in accordance with this Agreement, plus (iii) an annual “evergreen” increase of four percent (4%) of the number of shares of PubCo Common Stock outstanding as of the day prior to such increase (the “Incentive Equity Plan Share Reserve”). The Incentive Equity Plan Share Reserve will be determined by the BT Entities in consultation with PubCo based upon benchmarking against peer companies and the recommendation of a compensation consultant engaged by the BT Entities. As soon as practicable following the expiration of the sixty (60) day period following the date on which PubCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, PubCo shall file an effective registration statement on Form S-8 (or other applicable form) with respect to PubCo Common Stock issuable under the Incentive Equity Plan, and PubCo shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained in such registration statement(s)) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

Section 8.6 Refinance. Prior to the Closing Date, PubCo and the BT Entities shall take all commercially reasonable actions necessary, if requested by the other party, to explore and seek to refinance, on such terms and conditions that are mutually agreeable to PubCo and the BT Entities, any Indebtedness of the BT Entities that are required to be paid off in connection with the consummation of the Transaction; provided, however, the consummation of such refinance transactions shall require the prior approval of BT Assets and PubCo (PubCo approval not to be unreasonably withheld, conditioned and delayed).

Section 8.7 Personal Guarantee. Prior to the Closing Date, PubCo and the BT Entities shall use commercially reasonable efforts to explore and seek to replace, on such terms and conditions that are mutually agreeable to PubCo and the BT Entities, any personal guarantees in the name of Founder (the “Founder Guarantees”) in effect on behalf any of the BT Companies with guarantees of the BT Companies effective immediately after the Closing. To the extent Founder is not or has not been released from such Founder Guarantees, PubCo hereby agrees to indemnify Founder from any and all claims, liabilities, losses, damages, costs and expenses (including attorneys’ fees) arising under or related to the Founder Guarantees, and to pay any and all amounts due with respect to the Founder Guarantees; provided, however, Founder shall not be entitled to indemnification from, or otherwise be indemnified by, PubCo for any claims, liabilities, losses, damages, costs and expenses in respect of such Founder Guarantees to the extent arising out of Founder’s wrongdoing or misconduct.

Section 8.8 Personal Data. The parties will only use and disclose any Personal Data exchanged by them in connection with the Transactions solely for purposes relating to such Transactions. The recipient of any such Personal Data will protect the data by security safeguards that are appropriate to the sensitivity of the information, and will return all such Personal Data to the disclosing party or permanently and irrevocably destroy such Personal Data within a reasonable time, if the Transactions are not consummated for any reason. From and after the consummation of the Transactions, each of the parties will: (a) use and disclose all Personal Data under their control, which was exchanged by them in connection with the Transactions, solely for the purposes for which such Personal Data was collected, permitted to be used or disclosed before the Transactions were consummated, (b) protect such Personal Data using safeguards appropriate to the sensitivity of the data, and (c) give effect to any withdrawal of consent by an individual to the continued collection, use or disclosure of such individual’s Personal Data.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of PubCo and the BT Entities. The obligations of PubCo and the BT Entities to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The PubCo Stockholder Approval shall have been obtained;

(b) All approvals or consents, and all waiting or other periods, or extensions of the foregoing, under the Laws set forth and described on Section 9.1(b) of the BT Disclosure Letter (collectively, the “Regulatory Approvals”) shall have been obtained or have expired or been terminated, as applicable; and any agreement with the Federal Trade Commission, Department of Justice or other applicable Governmental Authority not to consummate the transaction contemplated hereby under any Antitrust Laws shall have expired or been terminated;

(c) No Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order, and no Law shall have been enacted or promulgated, that is in effect and prohibits or otherwise prevents the Transactions;

(d) The Pre-Closing Restructuring shall have been consummated prior to the Closing in all material respects in accordance with the Pre-Closing Restructuring Plans;

(e) The Minimum Condition PubCo Available Cash shall be no less than the PubCo Minimum Cash immediately prior to the Closing;

(f) as of immediately prior to Closing, (i) for states in which Lux Vending, LLC holds a money transmitter license and in which regulatory consent to a change of ownership/control is required as a result of the transactions contemplated by this Agreement, BT OpCo shall have (x) notified the relevant regulator, and PubCo and its directors, executive officers and Affiliates shall have reasonably cooperated with the submission of information required with such notice and other required submissions, of any change of ownership/control at least 30 days in advance of Closing and (y) regulators of states representing no more than 20% of the BT Entities’ total revenue (on an annualized basis based on the average monthly revenue for the three months prior to the Execution Date) shall have expressly denied to consent to any such change of ownership/control resulting from the transactions contemplated by this Agreement other than as a result of the failure of PubCo and its directors, executive officers and Affiliates to reasonably cooperate with the submission of information required with such notice and other required submissions, which denial is not curable within 45 days of receipt of such denial, and (ii) for all other states in which BT OpCo conducts business, the BT Entities shall have not failed to file applications for money transmitter licenses (or similar licenses) if such states representing more than 20% of the BT Entities’ total revenue (on an annualized basis based on the average monthly revenue for the three months prior to the Execution Date) notify the BT Entities in writing prior to seven days in advance of Closing that a money transmitter license (or similar license) is required; and

(g) The Class A Common Stock (as set forth in Section 7.3) shall have been approved for listing on Nasdaq.

Section 9.2 Conditions to Obligations of PubCo. The obligations of PubCo to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by PubCo:

(a) the representations and warranties contained in Section 3.1 (Company Organization), Section 3.3 (Due Authorization) and Section 3.24 (Brokers’ Fees) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representation and warranty in Section 3.6 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. Each of the other representations and warranties of the BT Entities and their respective Subsidiaries contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “BT Material Adverse Effect” or other similar materiality qualification set forth in such representation and warranty) as of the Closing Date, except to the extent that any such representations and warranties expressly speaks as to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, except for, in each case, inaccuracies or omissions that individually or in the aggregate, has not had, and would not reasonably be expected to have, a BT Material Adverse Effect; provided, that for purposes of this Section 9.2(a), no Event that is contemplated by the BT Pre-Closing Restructuring Plan shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties;

(b) each of the covenants of the BT Entities and their respective Subsidiaries to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) each of the Employment Agreements shall be in full force and effect and shall not have been revoked or rescinded by the signatories thereto;

(d) there shall not have occurred any BT Material Adverse Effect;

(e) as of immediately prior to Closing, PubCo shall have net tangible assets of at least $5,000,001; and

(f) PubCo shall have received each of the agreements, instruments, certificates, and other documents set forth in Section 2.7(b).

Section 9.3 Conditions to the Obligations of the BT Entities. The obligation of the BT Entities to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the BT Entities:

(a) the representations and warranties contained in Section 5.1 (Company Organization), Section 5.2 (Due Authorization), Section 5.11 (Trust Account) and Section 5.20 (Brokers’ Fees) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representation and warranty in Section 5.5 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. Each of the other representations and warranties of PubCo contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “PubCo Material Adverse Effect” or other similar materiality qualification set forth in such representation and warranty) as of the Closing Date, except to the extent that any such representations and warranties expressly speak as to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, except for, in each case, inaccuracies or omissions that individually or in the aggregate, has not had, and would not reasonably be expected to have, an PubCo Material Adverse Effect; provided, that for purposes of this Section 9.3(b), no Event that is contemplated by the PubCo Pre-Closing Restructuring Plan shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties;

(b) each of the covenants of PubCo to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c) the BT Assets shall have received each of the agreements, instruments, certificates, and other documents set forth in Section 2.7(a).

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by mutual written consent of BT Assets and PubCo;

(b) by written notice from BT Assets or PubCo to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) by written notice from BT Assets to PubCo if the PubCo Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the PubCo Stockholders’ Meeting duly convened for such purpose or at any adjournment or postponement of such meeting;

(d) by written notice from BT Assets to PubCo after there has been a Modification in Recommendation;

(e) by written notice from PubCo to BT Assets delivered after 5:30 p.m. Eastern time on the relevant date set forth in this Section 10.1(e):

(i) if the Proxy Statement is not filed with the SEC on or prior to October 19, 2022 in accordance with Section 8.2(a) to the extent that such failure to file is caused by a BT Assets Disclosure Breach; provided, that, if BT Assets, upon written advice of counsel and based on information provided to BT Assets by its advisors, notifies PubCo of its reasonable belief that any such BT Assets Disclosure Breach will be cured on or prior to November 11, 2022, PubCo shall have no right to terminate this Agreement in accordance with this Section 10.1(e) unless such BT Assets Disclosure Breach is not cured by November 11, 2022;

(ii) if the Proxy Statement is not filed with the SEC on or prior to November 14, 2022 in accordance with Section 8.2(a) to the extent that such failure to file is caused by a BT Assets Disclosure Breach; or

(iii) to the extent that such failure to file is caused by a BT Assets Disclosure Breach, if an amendment to the Proxy Statement is not filed with the SEC in response to a first round of comments on the Proxy Statement from the SEC on or prior to the date that is 21 days from the date that PubCo delivers such first round of comments on the Proxy Statement from the SEC to BT Assets.

For any given BT Assets Disclosure Breach that results in a failure to file the Proxy Statement or an amendment thereto, PubCo’s right to terminate this Agreement shall expire 72 hours following the time that PubCo first has the right to terminate this Agreement under such subsection of this Section 10(e). Further, PubCo shall not have the right to terminate this Agreement under this Section 10(e) unless the relevant BT Assets Disclosure Breach has not been cured prior to PubCo’s delivery of a notice of termination to BT Assets.

(f) prior to the Closing, by written notice to BT Assets from PubCo if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the BT Entities set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the BT Entities through the exercise of their respective reasonable best efforts, then, for a period of up to 20 days after receipt by BT Assets of notice from PubCo of such breach (the “BT Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the BT Cure Period, or (ii) the Closing has not occurred on or before February 28, 2023 (the “Agreement End Date”), unless PubCo is then in material breach of this Agreement; or

(g) prior to the Closing, by written notice to PubCo from BT Assets if (i) there is any breach of any representation, warranty, covenant or agreement on the part of PubCo set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating PubCo Breach”), except that, if any such Terminating PubCo Breach is curable by PubCo through the exercise of its reasonable best efforts, then, for a period of up to 20 days after receipt by PubCo of notice from BT Assets of such breach (the “PubCo Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating PubCo Breach is not cured within the PubCo Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless any of the BT Entities is then in material breach of this Agreement.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party to this Agreement or its respective Affiliates, officers, directors or stockholders, other than liability of the BT Entities or PubCo, as the case may be, for any fraud or willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Trust Account Waiver. Each of the BT Entities acknowledges that PubCo is a blank check company with the powers and privileges to effect a Business Combination. Each of the BT Entities further acknowledges that, as described in the prospectus dated February 22, 2022 (the “Prospectus”) available at www.sec.gov, substantially all of PubCo assets consist of the cash proceeds of PubCo’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of PubCo, certain of its public stockholders and the underwriters of PubCo’s initial public offering (the “Trust Account”). Each of the BT Entities acknowledges that it has been advised by PubCo that, except with respect to interest earned on the funds held in the Trust Account that may be released to PubCo to pay its Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if PubCo completes the transaction which constitutes a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if PubCo fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to PubCo in limited amounts to permit PubCo to pay the costs and expenses of its liquidation and dissolution, and then to PubCo’s public stockholders; and (iii) if PubCo holds a stockholder vote to amend PubCo’s amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of PubCo Common Stock (prior to the Closing) if PubCo fails to complete a Business Combination within the allotted time period, then for the redemption of any PubCo Common Stock (prior to the Closing) properly tendered in connection with such vote. For and in consideration of PubCo entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the BT Entities, on behalf of themselves and their respective Affiliates, hereby agree that they do not now have and shall not at any time hereafter have, and irrevocably waive any right, title, interest or claim of any kind they or any of their respective Affiliates have or may have in the future, in or to any monies in the Trust Account or distributions therefrom and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, arising out of, this Agreement and any negotiations, Contracts or agreements with PubCo or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Each of the BT Entities agrees and acknowledges that such irrevocable waiver is material to this

Agreement and specifically relied upon by PubCo to induce PubCo to enter in this Agreement, and each of the BT Entities further intends and understands such waiver to be valid, binding and enforceable against such party and each of its Affiliates under applicable Law. Notwithstanding the foregoing, (x) nothing in this Section 11.1 shall serve to limit or prohibit BT Assets and the BT Companies’ right to pursue a claim against PubCo for legal relief against monies or other assets held outside the Trust Account (other than distributions therefrom directly or indirectly to PubCo’s public stockholders), for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for PubCo to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the PubCo Share Redemptions) to BT Assets in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect PubCo’s ability to fulfill its obligation to effectuate the PubCo Share Redemptions and (y) nothing in this Section 11.1 shall serve to limit or prohibit any claims that BT Assets or any of the BT Companies may have in the future against PubCo’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds, but excluding distributions from the Trust Account directly or indirectly to PubCo’s public stockholders).

Section 11.2 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers or other Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties to this Agreement, (b) waive any inaccuracies in the representations and warranties (of another party to this Agreement) that are contained in this Agreement or (c) waive compliance by the other parties to this Agreement with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)	If to the BT Entities, to:

BT Assets, Inc.

Brandon Mintz, President & CEO

2870 Peachtree Rd #327

Atlanta, Georgia, 30305

with a copy to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Thomas Laughlin, P.C.; Mark Ramzy; Douglas E. Bacon, P.C.; Matthew R. Pacey, P.C.; Atma Kabad

Email: thomas.laughlin@kirkland.com; mark.ramzy@kirkland.com;

doug.bacon@kirkland.com; matt.pacey@kirkland.com; atma.kabad@kirkland.com

(b)	If to the PubCo, to:

GSR II Meteora Acquisition Corp.

840 Park East Drive

Boca Raton, FL 33432

Attention: Co-Chief Executive Officers

Email: gus@gsrmet.com; lew@gsrmet.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

355 South Grand Avenue, Suite 100

Los Angeles, CA 90071-1560

Attention: Steven Stokdyk; Brian Duff

Email: Steven.Stokdyk@lw.com; Brian.Duff@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4 Assignment. No party shall assign this Agreement or any part of this Agreement without the prior written consent of the other parties to this Agreement and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective permitted successors and assigns.

Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (i) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the BT Companies, or any participant in any BT Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary of such Person)), other than the parties to this Agreement, any right or remedies under or by reason of this Agreement, (ii) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (iii) limit the right of PubCo, the BT Companies or their respective Affiliates to amend, terminate or otherwise modify any BT Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing at any time; provided, however, that the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.7(a)-(d), and the BT Non-Recourse Parties and the PubCo Non-Recourse Parties (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6 Expenses. Except as otherwise set forth in this Agreement, each party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, PubCo shall pay or cause to be paid, in accordance with Section 2.8, the PubCo Transaction Expenses and the BT Transaction Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by PubCo shall be paid upon the Closing and release of proceeds from the Trust Account.

Section 11.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided, however, that, as relates to PubCo, the CICA shall govern the interpretation of the duties of the PubCo Board of Directors in connection with this Agreement, in each case, to the extent required by the Laws of the Cayman Islands.

Section 11.8 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic mail or in .pdf), and by different parties in separate counterparts, with the same effect as if all parties had signed the same document, but all of which together shall constitute one and the same instrument.

Section 11.9 BT Companies and PubCo Disclosure Letters. The BT Disclosure Letter and the PubCo Disclosure Letter (including, in each case, any section of the applicable Disclosure Letter) referenced in this Agreement are a part of this Agreement as if fully set forth in this Agreement. All references in this Agreement to the BT Disclosure Letter and/or the PubCo Disclosure Letter (including, in each case, any section of the applicable Disclosure Letter) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section of the applicable Disclosure Letter, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10 Entire Agreement. (i) This Agreement (together with the BT Disclosure Letter and the PubCo Disclosure Letter), (ii) the Confidentiality Agreement, dated as of June 22, 2022, between PubCo and BT OpCo (the “Confidentiality Agreement”), (iii) the Phantom Equity Award Termination Agreement, (iv) the Registration Rights Agreement, (v) the Sponsor Support Agreement, (vi) the Tax Receivable Agreement, and (vii) the BT OpCo A&R LLC Agreement (clauses (ii) through (vii), collectively with all other agreements contemplated hereby or thereby, including in connection with the Pre-Closing Restructuring, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication of such press releases or other public communications, shall prior to the Closing be subject to the prior mutual approval of PubCo and BT Assets, which approval shall not be unreasonably withheld, conditioned or delayed by any party; provided that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing.

Section 11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any such provision that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14 Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing in this in this Section 11.14 shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement and the Transactions is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or any of the Transactions.

Section 11.15 Enforcement. The parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16 Non-Recourse.

(a) Solely with respect to BT Assets, the BT Companies and PubCo, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the BT Entities and PubCo as named parties to this Agreement; and

(b) Except to the extent a Person is a party to this Agreement (and then only to the extent of the specific obligations undertaken by such party to this Agreement), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of BT Assets, the BT Companies (each, a “BT Non-Recourse Party”) or PubCo (each, a “PubCo Non-Recourse Party”) and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of BT Assets, the BT Companies, or PubCo under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

(c) For the avoidance of doubt, the Sponsor shall not have any obligations under this Agreement.

Section 11.17 Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 10.2, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect of such provisions), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Section 11.17.

Section 11.18 Conflicts and Privilege.

(a) PubCo and the BT Entities hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among PubCo and/or Sponsor, on the one hand, and BT Assets and/or the BT Companies, on the other hand, any legal counsel (including Latham & Watkins LLP) that represented PubCo and/or Sponsor prior to the Closing may represent Sponsor in such dispute even though the interests of Sponsor may be directly adverse to PubCo, and even though such counsel may have represented PubCo in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo and/or Sponsor. Notwithstanding the foregoing, any privileged communications or information shared by BT Assets or the BT Companies prior to the Closing with PubCo or Sponsor (in any capacity) under a common interest agreement shall remain the privileged communications or information of BT Assets and/or the BT Companies following the Closing.

(b) PubCo and the BT Entities hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among the BT Designated Directors and/or BT Assets, on the one hand, and the BT Companies and/or PubCo, on the other hand, any legal counsel (including Latham & Watkins LLP) that represented the BT Designated Directors and/or BT Assets prior to the Closing may represent the BT Designated Directors and/or BT Assets in such dispute even though the interests of the BT Designated Directors and/or BT Assets may be directly adverse to PubCo and/or the BT Companies, and even though such counsel may have represented PubCo and/or the BT Companies in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo, the BT Companies, the BT Designated Directors and/or BT Assets. PubCo and the BT Companies further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP) that represented BT Assets, the BT Designated Directors and/or the BT Companies prior to the Closing and any one or more such Persons that relate in any way to the Transactions, the attorney/client privilege and the expectation of client confidence belongs to BT Assets and/or the BT Designated Directors and may be controlled by BT Assets and/or such BT Designated Directors, and shall not pass to or be claimed or controlled by PubCo (after giving effect to the Closing) or the BT Companies; provided that BT Assets and/or the BT Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by PubCo prior to the Closing with BT Assets or the BT Designated Directors (in any capacity) under a common interest agreement shall remain the privileged communications or information of the BT Companies following the Closing.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

GSR II METEORA ACQUISITION CORP

By:	/s/ Gus Garcia
Name: Gus Garcia
Title: Co-Chief Executive Officer

GSR II METEORA SPONSOR LLC

By:	/s/ Gus Garcia
Name: Gus Garcia
Title: Co-Chief Executive Officer

[Signature Page to Transaction Agreement]

LUX VENDING, LLC

By:	/s/ Brandon Mintz
Name: Brandon Mintz
Title: Chief Executive Officer

BT ASSETS, INC.

By:	/s/ Brandon Mintz
Name: Brandon Mintz
Title: President

[Signature Page to Transaction Agreement]

Exhibit 10.1

Execution Version

SPONSOR SUPPORT AGREEMENT

August 24, 2022

GSR II Meteora Acquisition Corp

4 Village Row

New Hope, Pennsylvania 18938

and

BT Assets, Inc.

Brandon Mintz, President & CEO

2870 Peachtree Rd #327

Atlanta, Georgia, 30305

Ladies and Gentlemen:

Reference is made to that certain Transaction Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time, the “Transaction Agreement”) by and among GSR II Meteora Acquisition Corp, a Delaware corporation (“PubCo”), GSR II Meteora Sponsor LLC, a Delaware limited liability company (“Sponsor”, and together with PubCo, “GSR Entities”), and BT Assets, Inc. a Delaware corporation (“BT Assets”). This sponsor support agreement (this “Sponsor Agreement”) is being entered into and delivered by the GSR Entities and BT Assets in connection with the transactions contemplated by the Transaction Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, PubCo, Sponsor and BT Assets agree that:

1. Incentive Issuances; Forfeited Sponsor Shares. In connection with the Transaction Agreement, at BT Assets’ sole discretion after reasonable consultation with PubCo, PubCo will issue up to an additional 4,740,000 shares of newly issued PubCo Class A Common Stock (such 4,740,000 shares of PubCo Class A Common Stock, the “Potential Issuances”), in the aggregate, to Persons who are entering into written agreements with PubCo or the Company to (i) invest in the PIPE Subscriptions, (ii) provide an Equity Line, (iii) agree to not redeem any PubCo Common Stock beneficially owned by such Person or its Affiliates pursuant to the PubCo Governing Documents in connection with the transactions contemplated in the Transaction Agreement or (iv) provide debt financing (such issuances, “Incentive Issuances”). Any Incentive Issuances shall be subject to and conditioned upon the occurrence of the Closing. Sponsor shall irrevocably surrender to PubCo a number of its shares of PubCo Class B Common Stock equal to one-third (1/3) of the shares issued as Incentive Issuances up to an aggregate number of 1,580,000 shares of PubCo Class B Common Stock for cancellation by PubCo (such forfeited and cancelled shares “Forfeited Sponsor Shares”). If Potential Issuances minus Incentive Issuances is greater than 0, then, at BT Assets’ sole discretion, PubCo may use a number of shares equal to two-thirds (2/3) of such difference for (x) the Incentive Equity Plan and/or (y) the Phantom Equity Non-Cash Consideration, a portion of the BitAccess Payment Amount in accordance with the Transaction Agreement and the equity portion of the BT Transaction Bonus Payments (which shares may be subject to the Incentive Equity Plan). The GSR Entities and BT Assets shall use commercially reasonable efforts to structure any Incentive Issuances and Forfeited Sponsor Shares in a tax-efficient manner.

2. Conversion of Vesting Sponsor Shares.

(a) A number of PubCo Class B Common Stock held by Sponsor equal to (a) 1,580,000 less (b) the number of Forfeited Sponsor Shares shall be converted at the Closing, on a one-to-one basis, into PubCo Class E Common Stock (such shares “Vesting Sponsor Shares”), with (x) one-third (1/3) of such Vesting Sponsor Shares being converted into shares of PubCo Class E-1 Common Stock, (y) one-third (1/3) of such Vesting Sponsor Shares being converted into shares of PubCo Class E-2 Common Stock and (z) one-third (1/3) of such Vesting Sponsor Shares being converted into shares of PubCo Class E-3 Common Stock. The Vesting Sponsor Shares shall be subject to conversion or forfeiture and cancellation as follows:

(i) if at any time during the First Earn-Out Period, the First Milestone is achieved, then each share of the PubCo Class E-1 Common Stock held by Sponsor (“First Tranche”) shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock after the occurrence of the First Milestone;

(ii) if at any time during the First Earn-Out Period, the Second Milestone is achieved, then each share of the PubCo Class E-2 Common Stock held by Sponsor (“Second Tranche”) shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock after the occurrence of the Second Milestone;

(iii) if at any time during the Second Earn-Out Period, the Third Milestone is achieved, then each share of the PubCo Class E-3 Common Stock held by Sponsor (“Third Tranche”) shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock after the occurrence of the Third Milestone.

(b) Any First Tranche or Second Tranche of Vesting Sponsor Shares that are not converted to shares of Class A Common Stock as set forth in this Section 2 shall be automatically and immediately forfeited and cancelled upon the date of the expiration of the First Earn-Out Period. Any Third Tranche of Vesting Sponsor Shares that are not converted to shares of Class A Common Stock as set forth in this Section 2 shall be automatically and immediately forfeited and cancelled upon the date of the expiration of the Second Earn-Out Period.

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(c) Upon a Change of Control during the Earn-Out Period, each PubCo Class E Common Stock held by Sponsor shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock prior to the consummation of such Change of Control as follows:

(i) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is less than $12.00, then each share of PubCo Class E Common Stock held by Sponsor shall be cancelled with no consideration or conversion into shares of PubCo Class A Common Stock and upon such cancellation each such share of PubCo Class E Common Stock shall be of no further force and effect.

(ii) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $12.00 and lower than $14.00, then each share of PubCo Class E-1 Common Stock held by Sponsor shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock and each share of PubCo Class E-2 Common Stock and PubCo Class E-3 Common Stock held by Sponsor shall be cancelled with no consideration or conversion into shares of PubCo Class A Common Stock and upon such cancellation each such share of PubCo Class E-2 Common Stock and PubCo Class E-3 Common Stock shall be of no further force and effect.

(iii) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $14.00 and lower than $16.00, then each share of PubCo Class E-1 Common Stock and PubCo Class E-2 Common Stock held by Sponsor shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock and each share of PubCo Class E-3 Common Stock held by Sponsor shall be cancelled with no consideration or conversion into shares of PubCo Class A Common Stock and upon such cancellation each such share of PubCo Class E-3 Common Stock shall be of no further force and effect.

(iv) If the per share price of PubCo Class A Common Stock payable in connection with such Change of Control is at or higher than $16.00, then each PubCo Class E Common Stock held by Sponsor shall automatically and immediately be converted into one (1) share of PubCo Class A Common Stock.

(d) For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether any shares of PubCo Class E Common Stock convert to shares of PubCo Class A Common Stock or are cancelled in accordance with this Section 2, the per share price of PubCo Class A Common Stock payable in connection with such Change of Control will be calculated on a basis that takes into account the number of shares of PubCo Class E Common Stock that will convert in connection with the Change of Control. That is, the ultimate price per share payable to all shares of PubCo Class A Common Stock will be the same price per share used to calculate the number of shares of PubCo Class E Common Stock that convert into shares of PubCo Class A Common Stock.

(e) If the PubCo Earn-Out Units convert into BT OpCo Common Units, then the applicable shares of PubCo Class E Common Stock shall automatically and immediately be converted into shares of PubCo Class A Common Stock.

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3. Waiver of Anti-dilution Protection. Sponsor hereby, automatically and without any further action by Sponsor or PubCo, irrevocably (a) waives any adjustment to the conversion ratio set forth in the PubCo Governing Documents and any rights to other anti-dilution protections pursuant to the PubCo Governing Documents or otherwise, and (b) agrees not to assert or perfect any rights to adjustment or other anti-dilution protections, in each case, with respect to the rate that all of the PubCo Class B Common Stock held by Sponsor convert into Class A Common Stock or Class E Common Stock of PubCo in connection with the PIPE Subscription and the transactions contemplated by the Transaction Agreement.

4. New Shares. If, between the date of this Sponsor Agreement and the Closing, (a) any PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo are issued to Sponsor or the outstanding shares of PubCo Common Stock, PubCo Warrants or PubCo Rights owned by Sponsor shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event, (b) Sponsor purchases or otherwise acquires beneficial ownership of any PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo or (c) Sponsor acquires the right to vote or share in the voting of any PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo (such PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo issued or acquired by Sponsor pursuant to the foregoing clauses (a), (b) or (c), collectively “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Sponsor Securities (as defined below) as of the date hereof, and the number of shares of PubCo Common Stock to be terminated, forfeited, surrendered and cancelled pursuant to this Sponsor Agreement, will be equitably adjusted to reflect such change; provided, however, that nothing in this Section 4 shall be construed to permit PubCo to take any action with respect to its securities that is prohibited by the terms and conditions of the Transaction Agreement.

5. No Transfer; Lock-Up.

(a) During the period commencing on the date hereof and ending on the earliest of (a) the consummation of the Closing, (b) the termination of the Transaction Agreement in accordance with its terms, and (c) the liquidation of PubCo (for clarity, any transaction contemplated by the Transaction Agreement shall not be considered a liquidation) Sponsor shall not, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo owned by Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of PubCo Common Stock, PubCo Warrants, PubCo Rights or other equity interests of PubCo owned by Sponsor or (iii) announce any intention to effect any transaction specified in clause (i) or (ii) (clauses (i) and (ii), a “Transfer”). During the period commencing on the date hereof and ending on the earliest of (a) the consummation of the Closing, (b) the termination of the Transaction Agreement

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in accordance with its terms, and (c) the liquidation of PubCo, Sponsor agrees not to, directly or indirectly, deposit any of the Sponsor Securities in a voting trust, enter into a voting trust or subject any of the Sponsor Securities to any arrangement with respect to the voting of such Sponsor Securities other than this Sponsor Agreement. Any transfer or attempted transfer of Sponsor Securities in violation of this Section 5 shall be, to the fullest extent permitted by applicable Law, null and void ab initio. Notwithstanding the foregoing, Sponsor may elect to Transfer up to 3,000 shares of PubCo Class B Common Stock to PubCo for cancellation by PubCo in connection with the issuance of up to the same number of shares of PubCo Class A Common Stock by PubCo to a consultant engaged by PubCo.

(b) Subject to Section 5(c) and except as otherwise determined by the board of directors of PubCo (“Board”), Sponsor shall not Transfer any of its shares of PubCo Common Stock (“Lock-Up Shares”) during the period commencing at the Closing through the date the Company issues its fourth quarterly earnings release that occurs at least 60 days after the Closing Date (the “Lock-Up Period”); provided that, (i) 25% of the Lock-Up Shares of Sponsor shall be released upon PubCo issuing its first quarterly earnings release that occurs at least 60 days after the Closing, (ii) an additional 25% of the Lock-Up Shares of Sponsor shall be released upon PubCo issuing its second quarterly earnings release that occurs at least 60 days after the Closing and (iii) a further 25% of the Lock-Up Shares of Sponsor and shall be released upon PubCo issuing its third quarterly earnings release that occurs at least 60 days after the Closing (the foregoing restrictions, the “Lock-Up”). Any waiver of the restrictions set forth in this Section 5(b) shall require the approval of a majority of the directors of the Board, and any such waiver must apply to an equal proportionate share of the Lock-Up Shares held by each of Sponsor and, in accordance with the Transaction Agreement, BT Assets at the time of such waiver.

(c) Notwithstanding the provisions set forth in Section 5(b), each of Sponsor and its Permitted Transferees shall be permitted to Transfer their Lock-Up Shares during the Lock-Up Period (i) to any Affiliates of Sponsor; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (iii) by gift to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (vii) to PubCo (provided that any Transfers to PubCo are pro rata as between Sponsor and BT Assets, except as otherwise approved by the Board (including at least one (1) BT Designated Director and one (1) GSR Designated Director)); or (viii) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property subsequent to the Closing Date (each such transferee in clauses (i) – (vii) collectively, a “Permitted Transferee”); provided, however, that in the case of clauses (i) through (v) these Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the terms of this Sponsor Agreement; provided, further, that any such Transfer shall not relive the Sponsor of its obligations under this Sponsor Agreement. Any Transfer in violation of this Section 5 shall be null and void.

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(d) Notwithstanding anything contained herein to the contrary, the Lock-Up Period shall expire, and Sponsor and its Permitted Transferees, shall be entitled to Transfer all of their respective Lock-Up Shares, immediately upon the date on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of PubCo’s stockholders having the right to exchange their shares of PubCo Common Stock for cash, securities or other property.

6. Representations and Warranties. Sponsor hereby represents and warrants to the Company as follows:

(a) Sponsor owns free and clear of all Liens (other than transfer restrictions under applicable securities Laws) 7,906,250 shares of PubCo Class B Common Stock, and 12,233,750 PubCo Private Placement Warrants (the “Sponsor Securities”). Sponsor has, and will have at all times during the term of this Sponsor Agreement, the sole voting power with respect to the Sponsor Securities. The Sponsor Securities are the only equity securities in PubCo owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of the Sponsor Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Sponsor Securities, except as provided hereunder. Other than the 12,233,750 PubCo Private Placement Warrants owned by Sponsor, and except as contemplated by the immediately preceding sentence, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity interests of PubCo or any equity securities convertible into, or which can be exchanged for, equity securities of PubCo.

(b) Sponsor has been duly formed and is validly existing as a limited liability company and in good standing under the Laws of its jurisdiction of formation, and has the requisite power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Sponsor has all requisite power and authority to execute and deliver this Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Sponsor Agreement have been, and the consummation of the transactions contemplated hereby has been, duly authorized by all requisite action by Sponsor. This Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

(c) There are no Actions pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, by or before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, that would reasonably be expected to challenge or seek to enjoin, alter or materially delay the performance by Sponsor of its obligations under this Support Agreement.

6

(d) The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or the Sponsor Securities), in each case, to the extent such consent, approval or other action would reasonably be expected to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(e) Except as described on Section 5.20 of the PubCo Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Transaction Agreement based upon arrangements made by Sponsor, for which PubCo or any of its Affiliates may become liable.

(f) Sponsor understands and acknowledges that each of PubCo and BT Assets is entering into the Transaction Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

7. No Redemptions; Voting Agreements. Unless the Transaction Agreement is terminated in accordance with its terms, Sponsor hereby unconditionally and irrevocably agrees to:

(a) at the PubCo Stockholders’ Meeting (including any adjournment thereof or any other stockholder or warrantholder meeting of PubCo at which any of the Transaction Proposals are to be voted on), to be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Securities entitled to vote thereon in favor of the Transaction Proposals;

(b) at the PubCo Stockholders’ Meeting (including any adjournment thereof or any other stockholder or warrantholder meeting of PubCo at which any of the Transaction Proposals are to be voted on), to be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Securities entitled to vote thereon against (i) any Business Combination Proposal other than with the Company, its stockholders and their respective affiliates and representatives; (ii) any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of PubCo; (iii) any change in the business, management or Board of Directors of PubCo; and (iv) any other action, proposal or agreement that would be reasonably expected to (1) impede, frustrate, nullify, interfere with, delay, postpone or adversely affect the Transaction Proposals or any of the other transactions contemplated by the Transaction Agreement, in each case, other than the proposal to adjourn the PubCo Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the other Transaction Proposals, (2) result in a breach of any covenant, representation or warranty or other obligation or agreement of PubCo or

7

Sponsor under the Transaction Agreement, (3) result in a breach of any covenant, representation or warranty or other obligation or agreement of Sponsor contained in this Sponsor Agreement, (4) result in any of the conditions set forth in Article IX of the Transaction Agreement not being fulfilled or (5) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, PubCo; and

(c) at any applicable annual or special meeting of PubCo or action taken by written consent in lieu thereof prior to the Closing, vote or consent to, or cause to be voted or consented to, at such meeting (or written consent in lieu thereof), all Sponsor Securities entitled to vote thereon for such actions as are necessary to cause the election of members of the Board of Directors of PubCo as contemplated by Section 7.9 of the Transaction Agreement.

8. No Responsibility for PubCo Related Parties. Notwithstanding anything in this Sponsor Agreement to the contrary, (a) Sponsor shall not be responsible for the actions of PubCo or the Board (or any committee thereof), any Subsidiary of PubCo, or any officers, directors, employees or professional advisors of any of the foregoing (collectively, the “PubCo Related Parties”), (b) Sponsor makes no representations or warranties with respect to the actions of any of the PubCo Related Parties, and (c) any breach by PubCo of its obligations under the Transaction Agreement shall not, for the avoidance of doubt, be considered a breach of this Sponsor Agreement.

9. Further Assurances. Sponsor hereby irrevocably and unconditionally agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against the BT Assets, PubCo or any of their respective Affiliates, successors and assigns relating to the negotiation, execution or delivery of this Sponsor Agreement, the Transaction Agreement or the consummation of the transactions contemplated hereby and thereby.

10. No Inconsistent Agreement. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of Sponsor’s obligations hereunder.

11. Miscellaneous. Sections 11.2 through 11.8, inclusive, and Sections 11.10 through 11.16(b), inclusive, of the Transaction Agreement are incorporated by reference herein and shall apply hereto mutatis mutandis. This Sponsor Agreement shall terminate, and have no further force and effect, upon the earlier of (i) the consummation of the Closing and (ii) the termination of the Transaction Agreement in accordance with its terms prior to the Closing.

*         *         *         *         *

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Please indicate your agreement to the terms of this Sponsor Agreement by signing where indicated below.

GSR II METEORA SPONSOR, LLC

By:	/s/ Gus Garcia
Name:	Gus Garcia
Title:	Co-Chief Executive Officer

Signature Page to Sponsor Agreement

Accepted and Agreed:

GSR II METEORA ACQUISITION CORP

By:	/s/ Gus Garcia
Name:	Gus Garcia
Title:	Co-Chief Executive Officer

Signature Page to Sponsor Agreement

BT ASSETS, INC.

By:	/s/ Brandon Mintz
Name:	Brandon Mintz
Title:	Chief Executive Officer

Signature Page to Sponsor Agreement

Exhibit 10.2

[Final Form]

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ⚫ ], 2022, is made and entered into by and among [Bitcoin Depot, Inc.], a Delaware corporation (the “Company”), BT Assets, Inc., a Delaware corporation (“BT Assets”), [the holders of phantom equity awards pursuant to the Lux Vending, LLC d/b/a Bitcoin Depot 2021 Participation Plan (each, a “Phantom Equity Holder” and collectively, the “Phantom Equity Holders”), each individual identified on the signature pages hereto as a “Management Holder” (each, a “Management Holder” and together, the “Management Holders”)]1 and GSR II Meteora Sponsor, LLC, a Delaware limited liability company (the “Sponsor” and, together with BT Assets, [the Phantom Equity Holders, the Management Holders,] and any person or entity who is identified on the signature pages hereto as a “Holder” or hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, GSR II Meteora Acquisition Corp., a Delaware corporation and predecessor to the Company (“GSRM”) and Sponsor are party to that certain Registration Rights Agreement, dated as of February 24, 2022 (the “Original Agreement”);

WHEREAS, the Company, BT Assets, [Bitcoin Depot Operating LLC], a Delaware limited liability company and a wholly owned subsidiary of BT Assets (“BT OpCo” and, together with BT Assets, “BT Entities”) and Sponsor have entered into that certain Transaction Agreement, dated as of August 24, 2022 (as it may be amended or supplemented from time to time, the “Transaction Agreement”);

WHEREAS, pursuant to the Transaction Agreement and prior to or at the Closing, the Company and the BT Entities entered into the series of reorganizations and equity issuances and purchases as described in the Transaction Agreement (the “Business Combination”);

WHEREAS, pursuant to the amended and restated certificate of incorporation of the Company (as may be amended and restated from time to time, the “Company Certificate of Incorporation”), the Company is authorized to issue the following classes of stock: [ ⚫ ] shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), [ ⚫ ] shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”), [ ⚫ ] shares of Class E-1 common stock, par value $0.0001 per share (the “Class E-1 common stock”), [ ⚫ ] shares of Class E-2 common stock, par value $0.0001 per share (the “Class E-2 common stock”), [ ⚫ ] shares of Class E-3 common stock, par value $0.0001 per share (the “Class E-3 common stock”), [ ⚫ ] shares of Class M common stock, par value $0.0001 per share (the “Class M common stock”), [ ⚫ ] shares of Class O common stock, par value $0.0001 per share (the “Class O common stock”) and [ ⚫ ] shares of Class V common stock, par value $0.0001 per share (the “Class V common stock”);

[1]	To be included to the extent shares are not registered on an S-8.

WHEREAS, simultaneously with the closing of its initial public offering, GSRM issued and sold 12,223,750 warrants (the “Private Placement Warrants”) to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, each of which entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share;

[WHEREAS, upon the closing of the Transactions, certain investors (collectively, the “PIPE Investors”) purchased an aggregate of [ ⚫ ] shares of Class A common stock in transactions exempt from registration under the Securities Act (as defined below) pursuant to certain subscription agreements, each dated as of [ ⚫ ], 2022, and entered into by the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”)];

WHEREAS, pursuant to the Amended and Restated Limited Liability Company Agreement of BT OpCo (“A&R LLCA”), BT OpCo has provided BT Assets with a redemption right pursuant to which BT Assets may redeem its Common Units (as defined below) for cash or, at the option of the Managing Member of BT OpCo, exchange Common Units for an equal number of shares of Class A common stock upon the terms and subject to the conditions set forth in the A&R LLCA and the Company Certificate of Incorporation; and

WHEREAS, in connection with the consummation of the transactions described above, the Company and Sponsor desire to amend and restate the Original Agreement in its entirety as set forth herein, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used herein but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“A&R LLCA” has the meaning given in the Recitals hereto.

“Action” means any claim, action, suit, charge, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, as applicable, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) as to which the Company has a bona fide business purpose for not making such information public.

“Affiliate” means, with respect to any person, any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. No Holder shall be deemed an Affiliate of the Company or any of its subsidiaries for purposes of this Agreement.

“Agreement” has the meaning given in the Preamble hereto.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Block Trade” has the meaning given in subsection 2.4.1.

“Board” means the board of directors of the Company.

“BT Assets” has the meaning given in the Preamble hereto.

“BT OpCo” has the meaning given in the Preamble hereto.

“Business Combination” has the meaning given in the Recitals hereto.

“Class A common stock” has the meaning given in the Recitals hereto.

“Closing Date” means [ ⚫ ].

“Commission” means the Securities and Exchange Commission.

“Common Units” means the common units of BT OpCo.

“Company” has the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Certificate of Incorporation” has the meaning given in the Recitals hereto.

“Demanding Holder” has the meaning given in subsection 2.1.3.

“End of Suspension Notice” has the meaning given in subsection 4.4.2.

“Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” has the meaning given in subsection 2.1.1.

“Form S-3 Shelf” has the meaning given in subsection 2.1.1.

“Governmental Authority” means any federal, national, state, provincial or municipal government, or any political subdivision thereof, and any agency, commission, department, board, bureau, official, minister, arbitral body (public or private), tribunal or court, whether national, state, provincial, local, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of a nation, state, province or municipal government, or any political subdivision thereof, including any authority having governmental or quasi-governmental powers, domestic or foreign.

“GSRM” has the meaning given in the preamble hereto.

“Holder Information” has the meaning given in subsection 5.1.2.

“Holders” has the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Lock-Up” has the meaning given in subsection 3.1.2.

“Lock-Up Period” shall mean the period beginning on the Closing Date and ending in four consecutive equal quarterly installments following the Closing Date, in accordance with the following schedule:

(a) one-fourth of the securities subject to the Lock-Up shall be released from the Lock-Up upon the Company issuing its first quarterly earnings release that occurs at least 60 days after the Closing Date (the “Initial Earnings Release”);

(b) one-fourth of the securities subject to the Lock-Up shall be released from the Lock-Up upon the Company issuing its first quarterly earnings release following the Initial Earnings Release;

(c) one-fourth of the securities subject to the Lock-Up shall be released from the Lock-Up upon the Company issuing its second quarterly earnings release following the Initial Earnings Release; and

(d) one-fourth of the securities subject to the Lock-Up shall be released from the Lock-Up upon the Company issuing its third quarterly earnings release following the Initial Earnings Release.

“Lock-Up Shares” has the meaning given in subsection 3.1.2.

[“Management Holders” has the meaning given in the Preamble hereto.]

“Maximum Number of Securities” has the meaning given in subsection 2.1.4.

“Minimum Takedown Threshold” has the meaning given in subsection 2.1.3.

“Misstatement” means:

(a) with respect to a Registration Statement, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; and

(b) with respect to a Prospectus, an untrue statement of a material fact or an omission to state of a material fact necessary required to be stated therein or necessary to make the statements therein not misleading.

“Opt-Out Notice” has the meaning given in Section 6.17.

“Original Agreement” has the meaning given in the Recitals hereto.

“Permitted Transferee” means, in the case of any Holder, a person to whom, or entity to which, Registrable Securities are transferred by such Holder; provided that (a) such transfer does not violate the Company’s governing documents, or any agreements between such Holder and the Company or any of the Company’s subsidiaries and (b) such transferee shall only be a Permitted Transferee if and to the extent the transferor designates the transferee as a Permitted Transferee entitled to rights hereunder pursuant to subsection 6.2.3.

[“Phantom Equity Holders” has the meaning given in the Preamble hereto.]

“Piggyback Registration” has the meaning given in subsection 2.2.1.

[“PIPE Investors” has the meaning given in the Recitals hereto.]

“Private Placement Warrants” has the meaning given in the Recitals hereto.

“Prospectus” means the prospectus included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance on Rules 430A or 430B under the Securities Act or any successor rule thereto), as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” means (a) any outstanding shares of Class A common stock held by a Holder immediately following the Closing (which shall include all shares of Class A common stock issuable upon the exchange of Common Units outstanding on the date of this Agreement or upon the exercise of any Private Placement Warrants outstanding on the date of this Agreement); (b) any shares of Class A common stock issued by the Company to a Holder in connection with the exchange of Common Units acquired by a Holder following the date hereof; (c) any outstanding shares of Class A common stock or Private Placement Warrants to purchase shares of Class A common stock (including any shares of Class A common stock issued or issuable upon the exercise of any such Private Placement Warrant) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (d) any Private Placement Warrants outstanding on the date of this Agreement; and (e) any other shares of Class A common stock of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c), or (d) above by way of a stock dividend or stock split or in connection with a conversion, distribution, exchange, reclassification, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to constitute Registrable Securities upon the earlier to occur of: (i) the date on which such securities have been sold, transferred, disposed of or exchanged pursuant to an effective Registration Statement, pursuant to Rule 144 under the Securities Act or any other exemption from registration under the securities laws of the United States; and (ii) the date on which such securities cease to be outstanding. For the avoidance of doubt, under no circumstances shall the Company be obligated to register Common Units, and only shares of Class A common stock issuable upon redemption, exchange or exercise of Common Units will be registered.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A common stock is then listed;

(b)

fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone and delivery expenses;

(d)	reasonable fees and disbursements of counsel for the Company;

(e)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f)	reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering; and

(g)

the costs and expenses of the Company relating to analyst and investor presentations or any “road show” undertaken in connection with the Registration and/or marketing of the Registrable Securities (including the expenses of the Holders).

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” means any Holder requesting piggyback rights pursuant to this Agreement with respect to an Underwritten Shelf Takedown.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Shelf” has the meaning given in subsection 2.1.1.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning given in the Preamble hereto.

[“Subscription Agreements” has the meaning given in the Recitals hereto.]

“Subsequent Shelf Registration” has the meaning given in subsection 2.1.2.

“Suspension Event” has the meaning given in subsection 4.4.2.

“Suspension Notice” has the meaning given in subsection 4.4.2.

“Suspension Period” has the meaning given in subsection 4.4.2.

“Transaction Agreement” has the meaning given in the Recitals hereto.

“Transactions” has the meaning given in the Transaction Agreement.

“Transfer” means, when used as a noun, the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, or (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in subsection 2.1.3.

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Withdrawal Notice” has the meaning given in subsection 2.1.5.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall use its commercially reasonable efforts to file, within 45 days of the Closing Date [or such earlier date as it is required in accordance with any Subscription Agreement], a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”) or, if the Company is not eligible to use a Registration Statement on Form S-3, a Shelf Registration Statement on Form S-1 (the “Form S-1 Shelf,” and together with the Form S-3 Shelf, as applicable (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis. The Company shall use its commercially reasonable efforts to cause the Shelf to become effective as soon as practicable after such filing, but in no event later than 60 days after the initial filing thereof (or 90 days after the initial filing thereof if the Commission notifies the Company that it will “review” the Shelf) [or such other earlier date as it is required in accordance with any Subscription Agreement]. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder. The Company shall maintain the Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 4.4, use its reasonable best efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable best efforts to (a) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if the Company is a Well-Known Seasoned Issuer) and (b) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder shall promptly use its reasonable best efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof.

2.1.3 Requests for Underwritten Shelf Takedowns. At any time and from time to time after the Shelf has been declared effective by the Commission, a Holder or a group of Holders (in such case, each, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, including any Block Trade, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering (i) shall include Registrable Securities proposed to be sold by the Demanding Holder(s) with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000 (the “Minimum Takedown Threshold”) or (ii) shall be made with respect to all of the Registrable Securities of the Demanding Holder. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Holders that requested such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed), and to agree to the pricing and other terms of such offering. The Company is not obligated to effect more than (A) three Underwritten Shelf Takedowns pursuant to this subsection 2.1.3 in any 12-month period for BT Assets [, the Phantom Equity Holders, acting individually or together, or the Management Holders, acting individually or together], and (B) one Underwritten Shelf Takedown pursuant to this subsection 2.1.3 in any 12-month period for Sponsor. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering. For the avoidance of doubt, any Block Trade effected pursuant to Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to subsection 2.1.3 hereof.

2.1.4 Reduction of Underwritten Shelf Takedown. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise the Company, the Demanding Holders and the Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other equity securities that the Company desires to sell and all other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other shareholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: At all times (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b) such other equity securities of other persons or entities that the Company is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Holder (to the extent they are not withdrawing) may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by such Holder, as applicable or if such Underwritten Shelf Takedown would be made with respect to all of the Registrable Securities of such Holder. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of subsection 2.1.3, unless either (a) such withdrawal occurs during a period the Company has deferred taking action pursuant to Section 4.4 hereof or (b) the withdrawing Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall count as an Underwritten Shelf Takedown demanded by such Holder, as applicable, for purposes of subsection 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this subsection 2.1.5, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company (for its own account or for the account of persons or entities other than the Holders of Registrable Securities) or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (a) filed in connection with any employee stock option or other benefit plan, (b) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company or (e) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice (such registered offering, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to abide by the terms of Section 4.3 below.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the equity securities that the Company desires to sell, taken together with (a) the Registrable Securities, if any, as to which Registration has been requested pursuant to Section 2.2 hereof and (b) the equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(i) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration, that can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, that can be sold without exceeding the Maximum Number of Securities;

(ii) If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the equity securities of such requesting persons or entities that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering, that can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual piggyback arrangements with such persons or entities that can be sold without exceeding the Maximum Number of Securities.

(iii) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to subsection 2.1.4.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by subsection 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than subsection 2.1.5), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights; Inapplicability to Block Trades. For purposes of clarity, subject to subsection 2.1.5, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under subsection 2.1.3 hereof. Furthermore, this Section 2.2 shall not apply to any Block Trade.

2.3 Restrictions on Transfer. In connection with any Underwritten Offering of equity securities of the Company, each Holder participating in such Underwritten Offering agrees that it shall not Transfer any shares of Class A common stock (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the seven days prior (to the extent notice of such Underwritten Offering has been provided) to, and the 90-day period beginning on, the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees to a shorter period by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). Notwithstanding the foregoing, with respect to an Underwritten Offering, a Holder shall not be subject to this Section 2.3 with respect to an Underwritten Offering unless each shareholder of the Company that (together with their Affiliates) holds at least 10% of the issued and outstanding Class A common stock (on a fully-exchanged basis after giving effect to the exchange of all Common Units for Class A common stock) and each of the Company’s directors and executive officers have agreed to a lock-up on terms at least as restrictive with respect to such Underwritten Offering as requested of the Holders. A Holder’s obligations under the second sentence of this Section 2.3 shall only apply for so long as such Holder (together with its Affiliates) holds at least 10% of the issued and outstanding Class A common stock (on a fully-exchanged basis after giving effect to the exchange of all Common Units for Class A common stock).

2.4 Block Trades.

2.4.1 Subject to Section 4.4, at any time and from time to time when the Lock-Up Period is not in effect with respect to Lock-Up Shares held by BT Assets and when an effective Shelf is on file with the Commission and effective, if BT Assets wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $50,000,000 or (y) all remaining Registrable Securities held by BT Assets, then notwithstanding the time periods provided for in subsection 2.1.3, BT Assets shall notify the Company of the Block Trade at least five Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided, that BT Assets shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade; provided, further, that if, in connection with a Block Trade, the Company is not required to take any actions to facilitate such Block Trade (other than customary coordination with the Company’s transfer agent to remove any restrictive legends from the shares of Class A common stock disposed of in such Block Trade but not procuring the delivery of an opinion by the Company’s counsel), then (i) the $50,000,000 offering size requirement under clause (x) above shall not apply and (ii) BT Assets shall not be required to notify the Company prior to such Block Trade.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, BT Assets shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this subsection 2.4.2.

2.4.3 BT Assets shall have the right to select the Underwriters for a Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

ARTICLE III

LOCK-UP

3.1 Lock-Up.

3.1.2 Each of BT Assets and Sponsor (the “Locked-Up Holders”), severally, and not jointly, agrees with the Company not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Locked-Up Holder during the Lock-Up Period (such restrictions, the “Lock-Up”); provided that the Lock-Up shall not apply to Transfers permitted pursuant to Section 3.2; provided, further, that any waiver of the Lock-Up shall require the approval of a majority of the independent directors of the Board; provided, further, that any such waiver must apply to an equal proportionate share of the Lock-Up Shares held by each Locked-Up Holder. “Lock-Up Shares” means the equity securities of the Company held by the Locked-Up Holders, directly or indirectly, as of the Closing Date.

3.1.3 During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Agreement shall be null and void, and the Company shall refuse to recognize any such Transfer for any purpose.

3.1.4 The Locked-Up Holders acknowledge and agree that, notwithstanding anything to the contrary contained in this Agreement, the equity securities of the Company Beneficially Owned by such Locked-Up Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Authority, including all applicable holding periods under the Securities Act and other rules of the Commission.

3.2 Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period applicable to any Lock-Up Shares of a Locked-Up Holder, such Locked-Up Holder may Transfer, without the consent of the Company, any of such Lock-Up Shares to (a) any of such Locked-Up Holder’s Permitted Transferees, upon written notice to the Company or (b)(i) a charitable organization, upon written notice to the Company, (ii) in the case of an individual, by virtue of Laws of descent and distribution upon death of the individual, (iii) in the case of an individual, pursuant to a qualified domestic relations order or (iv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property subsequent to the Business Combination; provided that in connection with any Transfer of such Lock-Up Shares pursuant to clause (b)(ii) or clause (b)(iii), (A) the restrictions and obligations contained in Section 3.1 and this Section 3.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares and (B) the Transferee of such Lock-Up Shares shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Shares that is a Permitted Transferee of the Transferor shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement, by executing and delivering a joinder to this Agreement, whereupon such Transferee will be treated as a Holder (with the same rights and obligations as the Transferor) for all purposes of this Agreement. Notwithstanding anything to the contrary, and for the avoidance of doubt, the Sponsor shall be permitted to forfeit any portion of its Lock-Up Shares pursuant to the Sponsor Support Agreement.

3.3 Other Lock-Up Restrictions. Each of the Company and the Sponsor hereby acknowledge and agree that this Article III supersedes Section 5 of the Sponsor Support Agreement in all respects, and, upon execution of this Agreement by each of the Company and the Sponsor, the Sponsor Support Agreement shall be deemed amended to remove Section 5 of the Sponsor Support Agreement.

ARTICLE IV

COMPANY PROCEDURES

4.1 General Procedures. In connection with effecting any Shelf Registration, Shelf Takedown and/or other disposition of Registrable Securities pursuant to a registration statement contemplated herein (to the extent applicable), the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

4.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

4.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least 5% of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

4.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request to facilitate the disposition of the Registrable Securities owned by such Holders;

4.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

4.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

4.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

4.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

4.1.8 at least five days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish, without charge, a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

4.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, as applicable, and then to correct such Misstatement as set forth in Section 4.4 hereof;

4.1.10 permit representatives of the Holders, the Underwriters or other financial institutions facilitating each transaction, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

4.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other disposition pursuant to a registration statement contemplated herein that is facilitated by a financial institution which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

4.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters or financial institution, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, Underwriter or financial institution may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

4.1.13 in the event of any Underwritten Offering or other disposition pursuant to a registration statement contemplated herein that is facilitated by a financial institution or similar agent, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering or such applicable financial institution;

4.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

4.1.15 with respect to an Underwritten Offering pursuant to subsection 2.1.3, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

4.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

4.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case, as mutually agreed amongst such Holders.

4.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Holder may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Holder (a) agrees to sell such Holder’s securities on the basis provided in any underwriting and other arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in subsections 2.1.3 and 4.1.15 of this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 4.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

4.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

4.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, as applicable, each Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting such Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

4.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time (a “Suspension Event”), the Company may, upon giving prompt written notice of such action to the Holders (a “Suspension Notice”), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than 45 days for a single Suspension Event, determined in good faith by the Company to be necessary for such purpose (a “Suspension Period”); provided that the Company shall not declare more than two Suspension Events in any

12-month period; provided further, that no Suspension Event shall be declared within the 30 days following the conclusion of a prior Suspension Period; provided further, that the total Suspension Period in any consecutive 12-month period shall not exceed an aggregate of 60 days. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 4.4 (an “End of Suspension Notice”).

4.4.3 (a) During the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to subsection 2.1.3, a Demanding Holder has requested an Underwritten Shelf Takedown and the Company and such Demanding Holder are unable to obtain the commitment of Underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.3.

4.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 4.5.

4.6 Other Obligations. In connection with a sale or transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, the Company shall, subject to the receipt of any customary documentation reasonably required from the applicable Holders and/or their broker(s) in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (a). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned sales or transfers; provided, however, that the Company shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any sale or transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

ARTICLE V

INDEMNIFICATION AND CONTRIBUTION

5.1 Indemnification.

5.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any (a) Misstatement contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, as applicable, or (b) any violation or alleged violation by the Company of the Securities Act or any other applicable federal or state securities laws or any rule or regulation promulgated thereunder application and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, except, in each case, insofar as the same are caused by or contained in any information or affidavit furnished in writing to the Company by or on behalf of such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

5.1.2 In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented, out-of-pocket attorneys’ fees) resulting from any Misstatement contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, as applicable, but only to the extent that such Misstatement is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

5.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

5.1.5 If the indemnification provided under this Section 5.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 5.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 5.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or electronic mail or postage prepaid mail (registered or certified) or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or electronic mail, or if mailed, three days after mailing (one Business Day in the case of overnight courier service), as follows:

If, to the Company, to:

Bitcoin Depot, Inc.

2870 Peachtree Rd #327

Atlanta, Georgia, 30305

Email: brandon@bitcoindepot.com

Attention: Brandon Mintz, President & CEO

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Thomas Laughlin, P.C.; Mark Ramzy; Douglas E. Bacon, P.C.;

Matthew R. Pacey, P.C.; Atma Kabad

Email: thomas.laughlin@kirkland.com; mark.ramzy@kirkland.com;

doug.bacon@kirkland.com; matt.pacey@kirkland.com;

atma.kabad@kirkland.com

If, to Sponsor or any of its Affiliates:

c/o GSR II Meteora Sponsor LLC

840 Park Drive East

Boca Raton, Florida 33432

Email: gus@gsrmet.com

Attn: Gus Garcia

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Century City, CA 90067

Email: steven.stokdyk@lw.com

Attn: Steven B. Stokdyk

If to any other Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective 10 days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of the Lock-Up Period with respect to any Lock-Up Shares of a Locked-Up Holder, such Holder may not assign or delegate such Locked-Up Holder’s rights, duties or obligations under this Agreement in connection with a Transfer of such Locked-Up Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 3.2.

6.2.3 After the expiration of the Lock-Up Period with respect to Lock-Up Shares held by a Locked-Up Holder, and, at any time with respect to Registrable Securities held by any other Holder, each such Holder may assign or delegate its rights, duties or obligations under this Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (a) any of such Holder’s Permitted Transferees, provided, that each such Permitted Transferee holds, after giving effect to such assignment or delegation, at least 2% of the then-outstanding Class A common stock, (b) an Affiliate of such Holder, (c) direct and/or indirect equity holders of any Holder pursuant to a distribution as described in Section 6.14 of this Agreement or (d) with the prior written consent of the Company, any other entity or person.

6.2.4 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders.

6.2.5 Other than as expressly set forth herein, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.

6.2.6 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 6.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Execution of Agreement. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Facsimile or electronic mail transmission of counterpart signatures to this Agreement shall be acceptable and binding.

6.4 Governing Law; Venue.

6.4.1 This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts executed in and to be performed in the State of Delaware, without giving effect to any choice of law or conflict of laws, rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6.4.2 Any proceeding or Action based upon, arising out of or related to this Agreement must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this subsection 6.4.2.

6.5 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement.

6.6 Amendments and Waivers. Only upon the written consent of the Company and the Holders of at least a majority in interest of the total Registrable Securities at the time in question as determined in good faith by the Company, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is to be effective. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

6.7 Other Registration Rights. [Other than the registration rights set forth in the Original Agreement and the [PIPE Investors] who have registration rights pursuant to their respective Subscription Agreements with respect to equity securities of the Company to be issued on the Closing Date,] the Company represents and warrants that no person, other than a Holder of Registrable Securities hereunder, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to any Holder of Registrable Securities in this Agreement, including any agreement that would allow such current or future holder to require the Company to include securities in any registration statement filed by the Company for such holders on a basis other than pari passu with, or expressly subordinate to, the registration rights of the Holders hereunder provided. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. Notwithstanding any other rights and remedies the Holders may have in respect of the Company pursuant to this Agreement, if the Company enters into any other registration rights or similar agreement with respect to any of its securities that contains provisions that violate this Section 6.7, the terms and conditions of such agreement shall immediately be deemed to have been amended without further action by the Company or any Holder, so that such Holders shall each be entitled to the benefit of any such more favorable or less restrictive terms or conditions, as the case may be.

6.8 Rule 144. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act, the Company covenants that it will (a) make available information necessary to comply with Rule 144, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, and (b) cooperate with any Holder and take such further action as the Holders may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the reasonable request of any Holder, the Company will deliver to it a written statement as to whether they have complied with such information requirements, and, if not, the specific reasons for non-compliance. This Section 6.8 shall survive the termination of the Agreement so long as any Holder continues to hold Registrable Securities.

6.9 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities, except as otherwise provided herein. The provisions of Section 4.5 and Article V shall survive any termination.

6.10 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder for the Company to make determinations hereunder, including, without limitation, for purposes of Section 6.8 hereof.

6.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof.

6.13 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original Agreement and all of the respective rights and obligations of the parties thereunder are terminated in their entirety and shall no longer be of any force or effect. Upon any amendment or restatement, this Agreement shall no longer be of any force or effect.

6.14 Distributions. In the event that any Holder distributes, or has distributed, any of its Registrable Securities to its direct and/or indirect equity holders, such distributees shall be treated as the applicable Holder hereunder; provided that only the holders of a majority-in-interest of the Registrable Securities held by all such distributees, as determined in good faith by the Company, shall be entitled to take any action under this Agreement that such Holder is entitled to take, provided, further, that such distributees, taken as a whole, shall not be entitled to rights in excess of those conferred to the applicable Holder, as if it remained a single entity party to this Agreement.

6.15 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

6.16 Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

6.17 Opt-Out Notices. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of the proposed filing or withdrawal of any Shelf Registration Statement or Piggyback Registration, or any event that would lead to a Suspension Event as contemplated by Section 4.4; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not deliver any notice to such Holder pursuant to Sections 2.1, 2.2 or 4.4, as applicable, and such Holder shall no longer be entitled to the rights associated with any such notice. Each time prior to a Holder’s intended use of an effective Shelf Registration Statement, such Holder will notify the Company in writing at least two Business Days in advance of such intended use. If a Suspension Notice was previously delivered (or would have been delivered but for the provisions of this Section 6.17) and the Suspension Event remains in effect, the Company will so notify such Holder, within one Business Day of such Holder’s notification to the Company, by delivering to such Holder a copy of such previous notice of such Suspension Event, and thereafter will provide such Holder with the related End of Suspension Notice immediately upon its availability.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COMPANY:

Bitcoin Depot, Inc.

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDERS:

BT Assets, Inc.

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDERS:

GSR II Meteora Sponsor, LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

[PHANTOM EQUITY HOLDERS:]

By:
Name:

Address:
Email:

[MANAGEMENT HOLDERS:]

By:
Name:

Address:
Email:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit 10.3

Form of

TAX RECEIVABLE AGREEMENT

by and among

[BITCOIN DEPOT INC.]

[BITCOIN DEPOT OPERATING LLC]

and

BT ASSETS, INC.

Dated as of [•]

Exhibits

Exhibit A	-	Form of Joinder Agreement

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [•], is entered into by and among [Bitcoin Depot Inc.], a Delaware corporation (the “Corporation”), [Bitcoin Depot Operating LLC], a Delaware limited liability company (the “LLC”), and BT Assets, Inc., a Delaware corporation (the “TRA Holder”).

RECITALS

WHEREAS, prior to the Business Combination (as defined below), the TRA Holder owned all of the limited liability company interests in the LLC (the “Units”) and the LLC was treated as an entity disregarded as separate from the TRA Holder for U.S. federal income tax purposes;

WHEREAS, pursuant to the Transaction Agreement (the “Transaction Agreement”) by and among (i) the LLC, (ii) the TRA Holder, (iii) GSR II Meteora Acquisition Corporation, a Delaware corporation and predecessor to the Corporation (“GSR”), and (iv) GSR II Meteora Sponsor, LLC, a Delaware limited liability company (“GSR Sponsor”), the Corporation acquired Units from BT Assets and the LLC pursuant to the terms set forth in the Transaction Agreement (the foregoing transaction, the “Business Combination”) and the parties to the Transaction Agreement undertook certain other transactions as described in the Transaction Agreement;

WHEREAS, pursuant to and subject to the terms of the LLC Agreement, from time to time, (x) the TRA Holder has the right to require the LLC to redeem (a “Redemption”) all or a portion of its Units for cash or, at the Corporation’s election, Class A Common Stock or Class M Common Stock, in either case contributed to the LLC by the Corporation; and (y) at the election of the Corporation in its sole discretion, the Corporation may effect a direct exchange (a “Direct Exchange”) of such cash or shares of Class A Common Stock or Class M Common Stock for such Units; and

WHEREAS, the Parties desire to provide for certain payments and make certain arrangements with respect to certain tax benefits derived by the Corporation as a result of the Business Combination, any Redemptions or Direct Exchanges and the receipt of payments under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

1

“Advisory Firm” means any accounting firm that is nationally recognized as being an expert in Covered Tax matters and is not an Affiliate of the Corporation. The Advisory Firm shall be selected by the Corporation and shall be reasonably acceptable to the TRA Holder.

“Actual Interest Amount” is defined in Section 3.1(b)(vi).

“Actual Tax Liability” with respect to any Taxable Year, means the sum of (a) the actual liability for U.S. federal income taxes of the Corporation, (b) without duplication of the amount set forth in the preceding clause, the portion of any actual liability for U.S. federal income taxes imposed directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporation in accordance with the LLC Agreement and the Code, (c) the product of (i) the net positive amount of the U.S. federal taxable income (for the avoidance of doubt, determined without taking into account any U.S. federal benefit of any applicable state or local tax deduction and taking into account any net operating losses) for such Taxable Year reported on the Corporation’s IRS Form 1120 (or any successor form) and (ii) the Assumed State and Local Tax Rate, and (d) the actual liability of the Corporation for any Covered Taxes other than U.S. federal, state and local income taxes. For the avoidance of doubt, the calculation of the amount described in clause (a) shall take into account any U.S. federal income tax benefit realized by the Corporation with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (c), and disregarding the actual deduction for state and local jurisdiction income taxes reflected on the Corporation’s income tax return).

“Affiliate” with respect to any Person, means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means SOFR plus 100 basis points.

“Agreement” is defined in the preamble to this Agreement.

“Amended Schedule” is defined in Section 2.4(b).

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of (a) for each state that imposes income or franchise taxes on the Corporation on its allocable share of income with respect to its interest in the LLC, the product of (i) the Corporation’s income tax apportionment factor for each such state and local jurisdiction in which the Corporation files income or franchise tax returns for the relevant Taxable Year and (ii) the highest corporate income and franchise tax rate in effect for such Taxable Year for each such state and local jurisdiction in which the Corporation files income tax returns for each relevant Taxable Year, and (b) for each state that imposes income or franchise taxes directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for state income tax purposes), the product of (i) the income tax apportionment factor for such LLC or Subsidiary, as applicable, for each such state in which the LLC or such Subsidiary files income or franchise tax returns for the relevant taxable year of such LLC or Subsidiary ending on or after the Business Combination Date and (ii) the highest income and franchise tax rate in effect applicable to the LLC or such Subsidiary, as applicable, for such taxable year for each such state in which the LLC or such Subsidiary files income or franchise tax returns.

2

“Bankruptcy Code” is defined in Section 4.1(c).

“Basis Adjustment” means the increase or decrease to the Corporation’s share of the tax basis of the Reference Assets (a) under Sections 734(b), 743(b) and 754 of the Code (in situations where, following an Exchange, the LLC remains in existence as an entity for tax purposes), (b) under Sections 732 and 1012 of the Code (in situations where, as a result of one or more Exchanges, the LLC becomes an entity that is disregarded as separate from its owner for tax purposes), and (c) under Sections 722, 723 and 1012 of the Code in accordance with Revenue Ruling 99-5, 1991-1 CB 434 (Situation 1) with respect to the Closing Date Exchange, in each case, as a result of the applicable Exchange and any payments made under this Agreement relating to such increase or decrease (other than any payments in respect of Imputed Interest). As relevant, Basis Adjustments are to be calculated pursuant to Treasury Regulations Section 1.743-1. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule” is defined in Section 2.2.

“Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in the recitals to this Agreement.

“Business Combination Date” means the date of the closing of the Business Combination.

“Business Day” means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of New York or the State of Georgia or is a day on which banking institutions located in New York, New York or Atlanta, Georgia are closed.

“Change of Control” has the meaning given to such term in the LLC Agreement.

“Class A Common Stock” means the class A common stock, par value $0.0001 per share, of the Corporation.

“Class M Common Stock” means the class M common stock, par value $0.0001 per share, of the Corporation.

“Closing Date Exchange” means the BT Assets Unit Purchase (as defined in the Transaction Agreement).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Basis” means the existing tax basis of the Reference Assets that are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes. For the avoidance of doubt, Common Basis shall not include any Basis Adjustments.

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“Common Basis Addback Amount” with respect to a Taxable Year, and for each Exchange occurring in such Taxable Year or that occurred in any of the fourteen (14) Taxable Years preceding the Taxable Year for which Hypothetical Tax Liability is determined, means the sum of the product of (a) the Common Basis, at the time of such Exchange, of each Subsequently Acquired Asset as of the time of such Exchange, (b) a fraction, the numerator of which is the number of Units transferred in such Exchange, and the denominator of which is the total number of outstanding Units immediately following such Exchange, and (c) a fraction, the numerator of which is one (1) and the denominator of which is fifteen (15).

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or other agreement.

“Corporation” is defined in the preamble to this Agreement.

“Covered Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits and any interest related to the foregoing.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(ii).

“Default Rate” means SOFR plus 450 basis points.

“Default Rate Interest” is defined in Section 3.1(b)(vii).

“Determination” has the meaning given to such term in Section 1313(a) of the Code or similar provision of U.S. state tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.8(a).

“Early Termination Effective Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.2.

“Early Termination Payment” is defined in Section 4.3(b).

“Early Termination Rate” means SOFR plus 100 basis points.

“Early Termination Reference Date” is defined in Section 4.2.

“Early Termination Schedule” is defined in Section 4.2.

“Estimated Tax Benefit Payment” is defined in Section 3.4.

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“Exchange” means the Closing Date Exchange, any Direct Exchange or Redemption (including any Change of Control Redemption, as defined in the LLC Agreement).

“Exchange Date” means the date of any Exchange.

“Expert” is defined in Section 7.9(a).

“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a).

“Hypothetical Tax Liability” with respect to any Taxable Year, means the sum of (a) the hypothetical liability for U.S. federal income taxes of the Corporation, (b) without duplication of the amount set forth in the preceding clause, the portion of any hypothetical liability for U.S. federal income taxes imposed directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporation in accordance with the LLC Agreement and the Code, (c) the product of (i) the net positive amount of the U.S. federal taxable income (for the avoidance of doubt, determined without taking into account any U.S. federal benefit of any applicable state or local tax deduction and taking into account any net operating losses) for purposes of determining such hypothetical liability for U.S. federal income taxes, and (ii) the Assumed State and Local Tax Rate, and (d) the hypothetical liability of the Corporation for any Covered Taxes other than U.S. federal, state and local income taxes. The liability in clauses (a) through (d) above shall be determined by, without duplication, (i) with respect to any Originally Held Asset, calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, deduction or loss, by reference to the Non-Adjusted Tax Basis as reflected on the applicable Basis Schedule, including amendments, for the Taxable Year, (ii) excluding the effect of any and all Basis Adjustments, (iii) including in income of the Corporation the Common Basis Addback Amount for the Taxable Year, (iv) excluding the impact of Section 704(c) Items (which, for the avoidance of doubt, shall not duplicate the effects of clause (i)), and (v) excluding any deduction attributable to Imputed Interest for the Taxable Year. For the avoidance of doubt, the Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any tax item attributable to any of the items described in clauses (i) through (v) of the previous sentence. For the avoidance of doubt, the calculation of the amount described in clause (a) shall take into account any U.S. federal income tax benefit that would be realized by the Corporation with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (c), and disregarding the hypothetical deduction for state and local jurisdiction income taxes of the Corporation).

“Imputed Interest” is defined in Section 3.1(b)(v).

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.6(a).

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“LLC” is defined in the preamble to this Agreement.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the LLC, dated as of [•], 2022, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“LLC Group” means the LLC and any direct or indirect Subsidiary (owned through a chain of entities each of which is treated as a partnership or a disregarded entity for U.S. federal income tax purposes) of the LLC that is treated as a partnership or disregarded entity for U.S. federal income tax purposes.

“Maximum Rate” is defined in Section 7.13.

“Net Tax Benefit” is defined in Section 3.1(b)(i).

“Non-Adjusted Tax Basis” in the case of any Originally Held Asset that is depreciable or amortizable (including, for the avoidance of doubt, any amortizable Section 197 intangible (as such term is used in the Code)), means the tax basis of such Originally Held Asset for U.S. federal income tax purposes, treating such Originally Held Asset as having a Common Basis of zero at all times.

“Non-TRA Portion” is defined in Section 2.3(b).

“Objection Notice” is defined in Section 2.4(a)(i).

“Original Liability” means any liability described in Treasury Regulations Section 1.752-7(b)(3) of any member of the LLC Group as of the Business Combination.

“Originally Held Asset” means any Reference Asset that was a Reference Asset at the time of the Business Combination.

“Parties” means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer of one or more Units (a) that occurs after the Business Combination but prior to an Exchange of such Units and (b) to which Section 743(b) of the Code applies.

“Realized Tax Benefit” is defined in Section 3.1(b)(iii).

“Realized Tax Detriment” is defined in Section 3.1(b)(iv).

“Reconciliation Dispute” is defined in Section 7.9(a).

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“Reconciliation Procedures” is defined in Section 2.4(a).

“Redemption” is defined in the recitals to this Agreement.

“Reference Asset” means any tangible or intangible asset of any member of the LLC Group or any of their respective successors or assigns, whether held directly by the LLC or indirectly by the LLC through any entity in which the LLC now holds or may subsequently hold an ownership interest (but only if such entity is treated as a partnership or disregarded entity for U.S. federal income tax purposes and applicable state and local income tax purposes). A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Rules” is defined in Section 7.8(a).

“Schedule” means any of the following: (a) a Basis Schedule, (b) a Tax Benefit Schedule, or (c) the Early Termination Schedule, and, in each case, any amendments.

“Section 704(c) Items” means the additional allocations of tax items of income, gain, deduction and loss to, or away from, the Corporation pursuant to Section 704(c) of the Code and the Treasury Regulations thereunder (including pursuant to any “reverse Section 704(c)” allocations) in respect of (a) any difference between the fair market value and the tax basis of any Originally Held Asset immediately following the Business Combination and (b) any Original Liabilities, in each case as compared to the tax items of income, gain, deduction and loss to, or away from, the Corporation that would have been allocated if Section 704(c) of the Code and the Treasury Regulations thereunder were not taken into account. For the avoidance of doubt, the foregoing would include disproportionate allocations (if any) of tax items of income, gain, deduction and loss to a TRA Holder and away from the Corporation.

“Senior Obligations” is defined in Section 5.1.

“SOFR” means for each month (or portion thereof) during any period, an interest rate per annum equal to the rate per annum reported, on the date two Business Days prior to the first Business Day of such month, on the applicable Bloomberg screen page (or other commercially available source providing quotations of SOFR) for the Secured Overnight Financing Rate as published by the Federal Reserve Bank of New York for such month (or portion thereof). In no event will SOFR be less than 0%.

“Subsequently Acquired Asset” means any Reference Asset that became a Reference Asset after the Business Combination.

“Subsidiary” means, with respect to any Person and as of the date of any determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests, or the sole general partner interest, or managing member or similar interest, of such Person.

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“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of the Corporation that is treated as a corporation for U.S. federal income tax purposes and applicable state and local tax purposes.

“Tax Benefit Payment” is defined in Section 3.1(b).

“Tax Benefit Schedule” is defined in Section 2.3(a).

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with any Taxing Authority in respect to taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated tax.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Business Combination Date.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Termination Objection Notice” is defined in Section 4.2.

“TRA Holder” is defined in the preamble to this Agreement.

“TRA Portion” is defined in Section 2.3(b).

“Transaction Agreement” is defined in the recitals to this Agreement.

“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“True-Up” is defined in Section 3.4.

“U.S.” means the United States of America.

“Units” is defined in the recitals to this Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(a) in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments, Common Basis (limited, in the case of Subsequently Acquired Assets, to the Common Basis Addback Amount for such Taxable Year), Section 704(c)

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Items, and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available, taking into account clause (4) below;

(b) (i) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law, and (ii) the combined U.S. state and local income tax rates for each such Taxable Year shall be the Assumed State and Local Tax Rate for the Taxable Year that includes the Early Termination Effective Date;

(c) all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period, except the combined tax rate for U.S. state and local income taxes shall be the Assumed State and Local Tax Rate;

(d) any loss or disallowed interest or other loss carryovers or carryforwards generated by any Basis Adjustments, Common Basis, Section 704(c) Items, or Imputed Interest (including any such Basis Adjustments and Imputed Interest generated as a result of payments under this Agreement) and available as of the Early Termination Effective Date will be used by the Corporation on a pro rata basis over a fifteen-year period beginning on the Early Termination Effective Date, or up through their scheduled expiration under applicable law (if earlier);

(e) any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the earlier of (i) the fifteenth anniversary of the applicable Basis Adjustment (or, if such Basis Adjustment occurred more than fifteen years before the Early Termination Effective Date, the Early Termination Effective Date) and (ii) the fifteenth anniversary of the Early Termination Effective Date;

(f) any Subsidiary Stock will be deemed never to be disposed of except if Subsidiary Stock is directly disposed of in a Change of Control;

(g) if, on the Early Termination Effective Date, the TRA Holder has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the fair market value of the cash, Class A Common Stock or Class M Common Stock that would be received by the TRA Holder if such Units had been Exchanged on the Early Termination Effective Date, and the TRA Holder shall be deemed to receive the amount of cash the TRA Holder would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date; and

(h) any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed under applicable law as of the Early Termination Effective Date excluding any extensions.

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Section 1.2 Rules of Construction. Unless otherwise specified in this Agreement:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(ii) References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iii) The term “including” is by way of example and not limitation.

(iv) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(v) The term “or” shall not be exclusive and shall instead mean “and/or.”

(c) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d) Unless otherwise expressly provided: (i) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (ii) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

ARTICLE II.

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1 Basis Adjustments; LLC 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree to treat, to the fullest extent permitted by law, (A) each Direct Exchange as giving rise to Basis Adjustments, (B) each Redemption (including any Change of Control Redemption, as defined in the LLC Agreement) using cash, Class A Common Stock or Class M Common Stock contributed to the LLC by the Corporation as a direct purchase of Units by the Corporation from the TRA Holder pursuant to Section 707(a)(2)(B) of the Code giving rise to Basis Adjustments, and (C) the Closing Date Exchange as a sale by BT Assets of a portion of each asset held by the LLC prior to the Business Combination to the Corporation in accordance with Revenue Ruling 99-5, 1991-1 CB 434 (Situation 1) giving rise to Basis Adjustments. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

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(b) Section 754 Election. The Corporation shall ensure that, for the Taxable Year that includes the Business Combination Date and for each Taxable Year thereafter throughout the term of this Agreement, the LLC and each other member of the LLC Group that is treated as a partnership for U.S. federal income tax purposes (and for which the Corporation controls the preparation of the relevant Tax Return and elections made on such Tax Return) will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law), in each case, to the extent that such election would result in an adjustment to the Corporation’s share of the tax basis of the assets owned by the LLC Group as of the date of the relevant Exchange.

Section 2.2 Basis Schedules. Within sixty (60) days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall deliver to the TRA Holder a schedule developed in consultation with the Advisory Firm (the “Basis Schedule”) that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, (b) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable, (c) the Non-Adjusted Tax Basis with respect to the Reference Assets described in clause (a) as of each relevant Exchange, (d) the Common Basis that remains (if any) and may give rise to payments pursuant to the terms of this Agreement, and (e) the period (or periods) over which the Common Basis is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3 Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within sixty (60) days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporation shall provide to the TRA Holder a schedule developed in consultation with the Advisory Firm showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability for such Taxable Year attributable to the Basis Adjustments, Common Basis (limited, in the case of Subsequently Acquired Assets, to the Common Basis Addback Amount for such Taxable Year), Section 704(c) Items, and Imputed Interest, as determined using a “with and without” methodology described in Section 2.4(a). To the extent any portion of a Realized Tax Benefit could be attributed to both Common Basis and a Section 704(c) Item, the Realized Tax Benefit shall be attributed to Common Basis. Carryovers, carryforwards, or carrybacks of any tax item attributable to any Basis Adjustment, Common Basis,

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Section 704(c) Item, or Imputed Interest or any other tax item in respect thereof shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state or local tax law, as applicable, governing the use, limitation, and expiration of carryovers, carryforwards, carrybacks or other tax items of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Basis Adjustments, Common Basis, Section 704(c) Items or Imputed Interest (a “TRA Portion”) and another portion that is not (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (calculated by taking into account the provisions of Section 3.3(a) to the extent applicable); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. To the extent permitted by applicable law, (i) the Parties agree to treat all Tax Benefit Payments (other than Imputed Interest) (A) as subsequent upward purchase price adjustments that give rise to further Basis Adjustments and (B) as having the effect of creating additional Basis Adjustments arising in the Taxable Year in which the applicable Tax Benefit Payment is made, and (ii) as a result, the Parties agree to treat any additional Basis Adjustments arising from such a Tax Benefit Payment as giving rise to a Basis Adjustment in the Taxable Year in which the Tax Benefit Payment is made on an iterative basis continuing until any incremental Basis Adjustment is immaterial, as reasonably determined by the TRA Holder and the Corporation in good faith and in consultation with the Advisory Firm.

Section 2.4 Procedures; Amendments.

(a) Procedures. Each time the Corporation delivers an applicable Schedule to the TRA Holder, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to Section 4.2, the Corporation shall also: (x) deliver supporting schedules and work papers from an Advisory Firm and any additional materials reasonably requested by the TRA Holder that are reasonably necessary in order to understand the calculations that were relevant for purposes of preparing the Schedule; and (y) allow the TRA Holder and its advisors to have reasonable access to the appropriate representatives, as reasonably requested by the TRA Holder, at the Corporation and the applicable Advisory Firm in connection with its review of such Schedule. Without limiting the generality of the preceding sentence, the Corporation shall ensure that any Tax Benefit Schedule that is delivered to the TRA Holder, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation) and the Hypothetical Tax Liability (the “without” calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule shall become final and binding on the Parties forty-five (45) days from the date on which the TRA Holder first receives the applicable Schedule (and supporting schedules and work papers) unless:

(i) the TRA Holder within forty-five (45) days after receiving the applicable Schedule (and supporting schedules and work papers) provides the Corporation with written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail the TRA Holder’s material objection (an “Objection Notice”); or

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(ii) the TRA Holder provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule becomes binding on the date the waiver from the TRA Holder is received by the Corporation.

In the event that the TRA Holder timely delivers an Objection Notice pursuant to clause (i) above, and if the Corporation and the TRA Holder, for any reason, are unable to successfully resolve the issues raised in the Objection Notice through good faith discussions within thirty (30) days after receipt by the Corporation of the Objection Notice, the Corporation and the TRA Holder shall employ the reconciliation procedures as described in Section 7.9 (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporation: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the TRA Holder; (iii) to comply with an Expert’s determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporation shall provide any Amended Schedule to the TRA Holder within thirty (30) calendar days of the occurrence of an event referred to in clauses (i) through (vi) of the preceding sentence, and any such Amended Schedule shall be subject to the procedures set forth in Section 2.4(a).

ARTICLE III.

TAX BENEFIT PAYMENTS

Section 3.1 Timing and Amount of Tax Benefit Payments.

(a) Timing and Amount of Payments to TRA Holder. Except as provided in Section 3.4, and subject to Section 3.2, Section 3.3 and Section 3.6, within five (5) Business Days following the date on which each Tax Benefit Schedule becomes final in accordance with Section 2.4(a), the Corporation shall pay to the TRA Holder the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by the TRA Holder or as otherwise agreed by the Corporation and the TRA Holder. For the avoidance of doubt, (i) no Tax Benefit Payment shall be required to be made in respect of estimated tax payments, including estimated U.S. federal income tax payments, and (ii) without limiting the Corporation’s ability to make offsets against Tax Benefit Payments with respect to the TRA Holder to the extent permitted by Section 3.5, the TRA Holder shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by the Corporation to the TRA Holder (including any portion of any Estimated Tax Benefit Payment or any Early Termination Payment).

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(b) Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit (including Imputed Interest, if any, calculated in respect of such amount); and (ii) the Actual Interest Amount and any Default Rate Interest with respect to the Net Tax Benefit described in (i).

(i) Net Tax Benefit. The “Net Tax Benefit” for a Taxable Year equals the amount of the excess, if any, of (x) 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over (y) the aggregate amount of all Tax Benefit Payments previously made under this Section 3.1. For the avoidance of doubt, without limiting the Corporation’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, if the Cumulative Net Realized Tax Benefit as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made, the TRA Holder shall not be required to return any portion of any Tax Benefit Payment previously made by the Corporation to the TRA Holder.

(ii) Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same periods. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination. The computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

(iii) Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of (a) the Hypothetical Tax Liability over (b) the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(iv) Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of (a) the Actual Tax Liability over (b) the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(v) Imputed Interest. The Parties acknowledge that the principles of Sections 1272, 1274 or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local tax law, may apply to cause a portion of any payments by the Corporation to the TRA Holder under this Agreement to be treated as imputed interest (“Imputed Interest”). For the avoidance of doubt, the deduction for the amount of Imputed Interest, if any, as determined with respect to any payments made by the Corporation to the TRA Holder shall be excluded in determining the Hypothetical Tax Liability for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

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(vi) Actual Interest Amount. Subject to Section 3.4, the “Actual Interest Amount” calculated in respect of the Net Tax Benefit for a Taxable Year will equal an amount equal to interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the date on which the Corporation makes a timely Tax Benefit Payment to the TRA Holder on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(vii) Default Rate Interest. In accordance with Section 5.2, in the event that the Corporation does not make timely payment of all or any portion of a Tax Benefit Payment to the TRA Holder on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of any “Default Rate Interest” calculated and payable in accordance with Section 5.2 in respect of the Tax Benefit Payment (including previously accrued Imputed Interest and Actual Interest Amounts) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes such Tax Benefit Payment to the TRA Holder.

(viii) The Corporation and the TRA Holder hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes. Notwithstanding anything to the contrary in this Agreement, if the TRA Holder notifies the Corporation in writing of a stated maximum selling price (within the meaning of Treasury Regulation 15A.453-1(c)(2)), the amount of the consideration received in connection with the Closing Date Exchange and any subsequent Exchange, plus the aggregate Tax Benefit Payments to the TRA Holder (other than amounts accounted for as interest under the Code), shall not exceed such stated maximum selling price.

(c) Interest. The provisions of Section 3.1(b) and Section 5.2 in respect of Default Rate Interest are intended to operate so that interest will effectively accrue (or in the case of Imputed Interest be treated as accruing solely for U.S. federal income or applicable state or local income tax purposes) in respect of the Net Tax Benefit (or Tax Benefit Payment in respect of any Actual Interest Amount or Default Rate Interest) for any Taxable Year as follows:

(i) first, solely for U.S. federal income or applicable state or local income tax purposes, at the applicable rate used to determine the amount of Imputed Interest under the Code from the Business Combination Date or the relevant Exchange Date until the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year and, if required under applicable law, through the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a);

(ii) second, at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a); and

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(iii) third, in accordance with Section 5.2, at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes the relevant Tax Benefit Payment to the TRA Holder.

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent.

Section 3.3 Late Payments. If for any reason the Corporation is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 (and, for the avoidance of doubt, shall continue to accrue pursuant to Section 5.2 until the Tax Benefit Payments have been made in full without regard to the provisions of this Section 3.3).

Section 3.4 Optional Estimated Tax Benefit Payment Procedure. As long as the Corporation is current in respect of its payment obligations owed to the TRA Holder pursuant to this Agreement and there are no delinquent Tax Benefit Payments (including interest thereon) outstanding in respect of prior Taxable Years, the Corporation may, at any time on or after the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for a Taxable Year and at the Corporation’s option, in its sole discretion, make one or more estimated payments to the TRA Holder in respect of any anticipated amounts to be owed with respect to a Taxable Year to the TRA Holder pursuant to Section 3.1 (any such estimated payment, an “Estimated Tax Benefit Payment”). Any Estimated Tax Benefit Payment made under this Section 3.4 shall be paid by the Corporation to the TRA Holder and applied against the final amount of any Tax Benefit Payment to be made pursuant to Section 3.1. The payment of an Estimated Tax Benefit Payment by the Corporation to the TRA Holder pursuant to this Section 3.4 shall also terminate the obligation of the Corporation to make payment of any Actual Interest Amount that might have otherwise accrued with respect to the proportionate amount of the Tax Benefit Payment that is being paid in advance of the applicable Tax Benefit Schedule being finalized pursuant to Section 2.4. Upon the making of any Estimated Tax Benefit Payment pursuant to this Section 3.4, the amount of such Estimated Tax Benefit Payment shall first be applied to any estimated Actual Interest Amount, and then applied to the remaining residual amount of the Tax Benefit Payment to be made pursuant to Section 3.1. In determining the final amount of any Tax Benefit Payment to be made pursuant to Section 3.1, and for purposes of finalizing the Tax Benefit Schedule pursuant to Section 2.4, the amount of any Estimated Tax Benefit Payments that may have been made with respect to the Taxable Year shall be increased if the finally determined Tax Benefit Payment for a Taxable Year exceeds the Estimated Tax Benefit Payments made for such Taxable Year, with such increase being paid by the Corporation to the TRA Holder along with an appropriate Actual Interest Amount (and any Default Rate Interest) in respect of the amount of such increase (a “True-Up”). If any Estimated Tax Benefit Payments to the TRA Holder for a Taxable Year exceed the finally determined Tax Benefit Payment to the TRA Holder for such Taxable Year, such excess shall be applied to reduce the amount of any subsequent future Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) to be paid by the

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Corporation to the TRA Holder. As of the date on which any Estimated Tax Benefit Payments are made, and as of the date on which any True-Up is made, except as provided in this Section 3.4, all such payments shall be made in the same manner and subject to the same terms and conditions as otherwise contemplated by Section 3.1 and all other applicable terms of this Agreement. For the avoidance of doubt, as is the case with Tax Benefit Payments made by the Corporation to the TRA Holder pursuant to Section 3.1, the Parties intend to treat the amount of any Estimated Tax Benefit Payments made pursuant to this Section 3.4 that are attributable to an Exchange in part as subsequent upward purchase price adjustments that give rise to Basis Adjustments in the Taxable Year of payment to the extent permitted by applicable law and as of the date on which such payments are made (exclusive of any amounts treated as Imputed Interest); provided that any additional Basis Adjustments arising from an Estimated Tax Benefit Payment will be determined on an iterative basis continuing until any incremental Basis Adjustment is immaterial as determined by the TRA Holder and the Corporation in good faith and in consultation with the Advisory Firm.

Section 3.5 Overpayments. To the extent the Corporation makes any Tax Benefit Payment to the TRA Holder in respect of a particular Taxable Year in an amount in excess of the amount of such payment that should have been made to the TRA Holder in respect of such Taxable Year (taking into account this Article III) under the terms of this Agreement, then such excess shall be applied to reduce the amount of any subsequent future Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) to be paid by the Corporation to the TRA Holder and the TRA Holder shall not receive any further Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) until the TRA Holder has foregone an amount of Tax Benefit Payments equal to such excess. The amount of any excess Tax Benefit Payment shall be deemed to have been paid by the Corporation to the TRA Holder on the original due date for the filing of the subsequent Tax Return to which the excess Tax Benefit Payment relates for purposes of determining the Actual Interest Amount to which the TRA Holder shall be entitled. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the TRA Holder shall not be required, under any circumstances, to return any portion of any Tax Benefit Payment previously paid by the Corporation to the TRA Holder (including any portion of any Estimated Tax Benefit Payment or any Early Termination Payment).

ARTICLE IV.

TERMINATION

Section 4.1 Early Termination of Agreement; Breach of Agreement.

(a) Corporation’s Early Termination Right. With the approval of a majority of the independent directors serving on its Board of Directors, the Corporation may completely terminate this Agreement, as and to the extent provided in this Agreement, with respect to all amounts payable to the TRA Holder pursuant to this Agreement by paying to the TRA Holder the Early Termination Payment; provided that the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon the Corporation’s payment of the Early Termination Payment, the Corporation shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice and that remain unpaid as

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of the payment of the Early Termination Payment (which Tax Benefit Payments shall not be included in the Early Termination Payment); and (ii) current Tax Benefit Payments due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment or is included in clause (i)) that remain unpaid as of the payment of the Early Termination Payment. If an Exchange subsequently occurs with respect to Units for which the Corporation has exercised its termination rights under this Section 4.1(a) and paid all amounts owed in connection with the exercise of such rights, the Corporation shall have no obligations under this Agreement with respect to such Exchange.

(b) Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of a Change of Control” in each place where the phrase “Early Termination Effective Date” appears. Such obligations shall include, without duplication, (i) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (ii) any Tax Benefit Payments agreed to by the Corporation and the TRA Holder as due and payable but unpaid as of the Early Termination Notice (which Tax Benefit Payments shall not be included in the Early Termination Payments) and that remain unpaid as of the payment of the Early Termination Payment, and (iii) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control unpaid as of the Early Termination Notice (except to the extent that any amounts described in clause (iii) are included in the Early Termination Payment or are included in clause (ii)) and that remain unpaid as of the payment of the Early Termination Payment. For the avoidance of doubt, Section 4.2 and Section 4.3 shall apply to a Change of Control, mutatis mutandis.

(c) Acceleration Upon Material Breach of Agreement. In the event that the Corporation materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due (subject to the remaining provisions of this Section 4.1(c)), failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under Title 11 of the United States Code (11 U.S.C. § 101 et seq.) (the “Bankruptcy Code”) or otherwise (“Material Breach”), then all obligations of the Corporation hereunder shall be accelerated and become immediately due and payable and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include: (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration (which Tax Benefit Payments shall not be included in the Early Termination Payment) and that remain unpaid as of the payment of the Early Termination Payment; and (iii) any current Tax Benefit Payments due for the Taxable Year ending with or including the date of such acceleration (except to the extent included in the Early Termination Payment or in clause (ii)) and that remain unpaid as of the payment of the Early Termination Payment. Notwithstanding the foregoing, in the event that the Corporation breaches this Agreement and such breach is not a Material Breach, the TRA Holder shall still be entitled to enforce all of its rights otherwise available under this Agreement,

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excluding, for the avoidance of doubt, seeking or otherwise obtaining an acceleration of amounts payable under this Agreement pursuant to this Section 4.1(c). For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the relevant Final Payment Date shall be deemed to be a Material Breach, and that it will not be considered to be a Material Breach to make a payment due pursuant to this Agreement within three (3) months of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a Material Breach if the Corporation fails to make any Tax Benefit Payment within three (3) months of the relevant Final Payment Date to the extent that the Corporation has insufficient funds or cannot make such payment as a result of obligations imposed in connection with the Senior Obligations or under applicable law, and cannot obtain sufficient funds to make such payments by taking commercially reasonable actions or would become insolvent as a result of making such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); further provided that such payment obligation shall nonetheless accrue for the benefit of the TRA Holder and the Corporation shall make such payment at the first opportunity that it has sufficient funds and is otherwise able to make such payment. For the avoidance of doubt, a Reconciliation Dispute (including any delay in payment as a result thereof) will not constitute a Material Breach of this Agreement.

Section 4.2 Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1 above, the Corporation shall deliver to the TRA Holder a notice of the Corporation’s decision to exercise such right (an “Early Termination Notice”). Upon delivery of the Early Termination Notice or the occurrence of an event described in Section 4.1(b) or Section 4.1(c), the Corporation shall deliver a schedule developed in consultation with the Advisory Firm (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment. The Corporation shall also (x) deliver to the TRA Holder supporting schedules and work papers from the Advisory Firm, and any additional materials reasonably requested by the TRA Holder that are reasonably necessary in order to understand the calculations that were relevant for purposes of preparing the Early Termination Schedule; and (y) allow the TRA Holder and its advisors to have reasonable access to the appropriate representatives at the Corporation and the applicable Advisory Firm as determined by the Corporation or as reasonably requested by the TRA Holder in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party forty-five (45) days from the first date on which the TRA Holder received such Early Termination Schedule (and supporting schedules and work papers) unless:

(i) the TRA Holder within forty-five (45) days after receiving the Early Termination Schedule (and supporting schedules and work papers) provides the Corporation with written notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail the TRA Holder’s material objection (a “Termination Objection Notice”); or

(ii) the TRA Holder provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from the TRA Holder is received by the Corporation.

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In the event that the TRA Holder timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) days after receipt by the Corporation of the Termination Objection Notice, the Corporation and the TRA Holder shall employ the Reconciliation Procedures. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the “Early Termination Reference Date.”

Section 4.3 Payment Upon Early Termination.

(a) Timing of Payment. Within five (5) Business Days after the Early Termination Reference Date, the Corporation shall pay to the TRA Holder an amount equal to the Early Termination Payment. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Holder or as otherwise agreed by the Corporation and the TRA Holder.

(b) Amount of Payment. The “Early Termination Payment” payable to the TRA Holder pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid (and which have not yet been paid prior to the Early Termination Effective Date) by the Corporation to the TRA Holder, whether payable with respect to the Closing Date Exchange or any Units that were subsequently Exchanged prior to the Early Termination Effective Date or on or after the Early Termination Effective Date, beginning from the Early Termination Effective Date and using the Valuation Assumptions. The computation of the Early Termination Payment shall be subject to the Reconciliation Procedures.

ARTICLE V.

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payments or Early Termination Payment required to be made by the Corporation to the TRA Holder under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations owed in respect of secured or unsecured indebtedness for borrowed money of the Corporation and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the TRA Holder and the Corporation shall make any such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. The Corporation and the LLC shall use commercially reasonable efforts not to, and shall cause their Subsidiaries to use commercially reasonable efforts to not enter into or amend the terms of any financing agreement or Senior Obligations if the terms of such agreement or amendment would further restrict (beyond the restrictions applicable in financing agreements as of the date of this Agreement) the Corporation’s ability to make payments owed under the terms of this Agreement (including as a result of any restriction on the ability of the Corporation’s Subsidiaries to make distributions or other payments to the Corporation to fund amounts payable under this Agreement).

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Section 5.2 Late Payments by the Corporation. Except as otherwise provided in this Agreement, the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Holder when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the Final Payment Date on which such Tax Benefit Payment or Early Termination Payment was first due and payable to the date of actual payment of such Tax Benefit Payment or Early Termination Payment; provided that if any Tax Benefit Payment or Early Termination Payment is not made to the TRA Holder when due under the terms of this Agreement as a result of Section 5.1 and the terms of the agreements governing Senior Obligations, any such interest shall be computed at the Agreed Rate and not the Default Rate.

ARTICLE VI.

TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporation’s Tax Matters. Except as otherwise provided in this Agreement or the LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and its Subsidiaries including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any audit, contest or other proceeding pertaining to taxes; provided, however, that the Corporation shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to adversely affect the TRA Holder’s rights and obligations under this Agreement without the consent of the TRA Holder, such consent not to be unreasonably withheld, conditioned or delayed. The Corporation shall notify the TRA Holder of, and keep it reasonably informed with respect to, any tax audit or other tax contest of the Corporation the outcome of which is reasonably expected to materially and adversely affect the Tax Benefit Payments payable to the TRA Holder under this Agreement and the TRA Holder shall have the right to (a) discuss with the Corporation, and provide input and comment to the Corporation regarding, any portion of any such tax audit or other tax contest and (b) participate in, at the TRA Holder’s expense, any such portion of any such tax audit or other tax contest, in each case, to the extent it relates to issues the resolution of which would reasonably be expected to materially and adversely affect the Tax Benefit Payments payable to the TRA Holder under this Agreement. To the extent there is a conflict between this Agreement and either the Transaction Agreement or the LLC Agreement relating to tax matters concerning Covered Taxes and the Corporation, including preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes, this Agreement shall control solely with respect to the matters governed by this Agreement.

Section 6.2 Consistency. Except as otherwise required by applicable law, all calculations and determinations made hereunder, including any Basis Adjustments, the determination of any deductions arising from Common Basis or Section 704(c) Items, the Schedules or the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by the Corporation and the LLC on their respective Tax Returns. The TRA Holder shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement and any related calculations or

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determinations that are made hereunder, including the Schedules provided under this Agreement, unless otherwise required by applicable law. In the event that an Advisory Firm or Expert is used and is replaced with another Advisory Firm or Expert, such replacement Advisory Firm or Expert shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm or Expert, unless otherwise required by applicable law or unless the Corporation and the TRA Holder agree to the use of other procedures and methodologies.

Section 6.3 Cooperation. The TRA Holder, on the one hand, and the Corporation, on the other hand, shall (a) furnish to the other in a timely manner such information, documents and other materials as the other may reasonably request for purposes of making, reviewing or approving any determination or computation necessary or appropriate under or with respect to this Agreement, preparing any Tax Return or contesting or defending any audit, examination, controversy or other proceeding with any Taxing Authority, (b) make itself available to the other and its representatives to provide explanations of documents and materials and such other information as may be reasonably requested in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter. Subject to Section 6.1, the Corporation shall provide assistance as reasonably requested by the TRA Holder in connection with the TRA Holder’s tax or financial reporting or the consummation of any assignment or transfer of any of its rights or obligations under this Agreement, including providing any information or executing any documentation. The requesting Party shall reimburse the other Party for any reasonable and documented out-of-pocket costs and expenses incurred by such other Party pursuant to this Section 6.3.

ARTICLE VII.

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email during normal business hours (solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Corporation, to:

[Bitcoin Depot Inc.]

[Address]

Attention: [•]

Email: [•]

with a copy (which shall not constitute notice to the Corporation) to:

[•]

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If to the TRA Holder, to:

[BT Assets, Inc.]

[Address]

Attention: [•]

Email: [•]

with a copy (which shall not constitute notice to the TRA Holder) to:

[•]

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

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Section 7.6 Assignments; Amendments; Successors; No Waiver.

(a) Assignment. The TRA Holder may assign, sell, pledge or otherwise alienate or transfer its rights hereunder without the consent of the Corporation to any Person; provided that such Person executes and delivers a Joinder agreeing to become a Party and TRA Holder for all purposes of this Agreement (the “Joinder Requirement”). For the avoidance of doubt, if the TRA Holder transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, the TRA Holder shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units (and any such transferred Units shall be separately identified, so as to facilitate the determination of Tax Benefit Payments hereunder). The Corporation may not assign any of its rights or obligations under this Agreement to any Person (other than any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation) without the prior written consent of the TRA Holder (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation and the TRA Holder. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(c) Successors. Except as provided in Section 7.6(a), all of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to (a) assume and agree to perform this Agreement, in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place and (b) become a Party to this Agreement.

(d) Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled amicably after good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope, and enforceability of this arbitration provision) (each a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Administered Arbitration (the “Rules”) by three arbitrators, of which the Corporation shall appoint one arbitrator and the TRA Holder shall appoint one arbitrator in accordance with the “screened” appointment procedure provided in Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York, New York.

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(b) Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate. For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

(c) Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by law.

(d) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

(e) In the event the parties are unable to agree whether a dispute between them is a Reconciliation Dispute subject to the dispute resolution procedure set forth in Section 7.9 or a Dispute subject to the dispute resolution procedure set forth in this Section 7.8, such disagreement shall be decided and resolved in accordance with the procedure set forth in this Section 7.8.

Section 7.9 Reconciliation.

(a) In the event that the Corporation and the TRA Holder are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.4, or with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to the disputing Parties. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and the TRA Holder agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporation or the TRA Holder or any other actual or potential conflict of interest.

(b) If the disputing Parties are unable to agree on an Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, then (i) each of the Corporation and the TRA Holder shall designate a nationally recognized expert in the particular area of disagreement meeting the requirements set forth in the last sentence of Section 7.9(a), (ii) the experts designated pursuant to the preceding clause (i) shall designate a third expert in the particular area of disagreement meeting the requirements set forth in the last sentence of Section 7.9(a) and (iii) the expert designated pursuant to the preceding clause (ii) shall be the “Expert” for purpose of this Section 7.9.

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(c) The Expert shall resolve any disputed matter relating to any Schedule or an amendment or the Early Termination Schedule or an amendment within thirty (30) days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment within fifteen (15) days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due in the absence of such disagreement (by assuming for this purpose that the applicable Schedule had become final in accordance with Section 2.4(a) or Section 4.2 and there had been no Reconciliation Dispute) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution.

(d) The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the TRA Holder shall bear their own costs and expenses of such proceeding, unless (a) the Expert adopts the TRA Holder’s position, in which case the Corporation shall reimburse the TRA Holder for any reasonable and documented out-of-pocket costs and expenses in such proceeding (including for the avoidance of doubt any costs and expenses incurred by the TRA Holder relating to the engagement of the Expert or amending any applicable Tax Return), or (b) the Expert adopts the Corporation’s position, in which case the TRA Holder shall reimburse the Corporation for any reasonable and documented out-of-pocket costs and expenses in such proceeding (including for the avoidance of doubt costs and expenses incurred by the Corporation relating to the engagement of the Expert or amending any applicable Tax Return). The Corporation may withhold payments under this Agreement to collect amounts due under the preceding sentence. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporation and the TRA Holder and may be entered and enforced in any court having competent jurisdiction.

Section 7.10 Withholding. The Corporation, the LLC and their respective Affiliates shall be entitled to deduct and withhold from any payment that is payable to the TRA Holder (or other applicable Person) pursuant to this Agreement any taxes as the Corporation, the LLC or an applicable Affiliate is required to deduct and withhold with respect to the making of any such payment under the Code or any provision of U.S. state, local or foreign tax law. Any such deducted or withheld taxes, to the extent paid over to the appropriate Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the TRA Holder (or any other person) in respect of which such deduction or withholding was made. The TRA Holder or other recipient of any payments hereunder shall provide the Corporation, the LLC or other applicable withholding agent with any applicable tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any other information or certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law.

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Section 7.11 Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporation is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of U.S. state or local tax law, then: (a) the provisions of this Agreement shall be applied with respect to the group as a whole; and (b) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated Covered Taxes of the group as a whole.

(b) If the Corporation, its successor in interest or any member of a group described in Section 7.11(a) or any member of the LLC Group transfers one or more Reference Assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with respect to which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such Reference Asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by such entity shall be equal to the fair market value of the transferred Reference Asset as determined by a valuation expert mutually agreed upon by the Corporation and the TRA Holder plus, without duplication, (i) the amount of debt to which any such Reference Asset is subject, in the case of a transfer of an encumbered Reference Asset, or (ii) the amount of debt allocated to any such Reference Asset, in the case of a transfer of a partnership interest. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth in this Agreement, if the Corporation or any other entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers its assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive or pursuant to any other transaction to which Section 381(a) of the Code applies, the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) pursuant to this Section 7.11(b).

Section 7.12 Change in Law. Notwithstanding anything in this Agreement to the contrary, if, as a result of or in connection with an actual or proposed change in law, the TRA Holder reasonably believes that the existence of this Agreement could cause adverse tax consequences to the TRA Holder or any direct or indirect owner of the TRA Holder, then at the written election of the TRA Holder in its sole discretion (in an instrument signed by the TRA Holder and delivered to the Corporation) and to the extent specified therein by the TRA Holder, this Agreement either (i) shall cease to have further effect and shall not apply to the TRA Holder after a date specified by the TRA Holder or (ii) may be amended by the Parties in a manner reasonably determined by the TRA Holder, provided that such amendment shall not result in a material adverse impact to the Corporation’s rights and obligations under this Agreement, including an increase in or acceleration of any payments owed by the Corporation under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

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Section 7.13 Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Agreement, the interest paid or agreed to be paid hereunder with respect to amounts due to the TRA Holder hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the TRA Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment, Estimated Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged or received by the TRA Holder exceeds the Maximum Rate, the TRA Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to the TRA Holder hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.14 LLC Agreement. This Agreement shall be treated as part of the LLC Agreement as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

Section 7.15 Non-Effect of Other Tax Receivable Agreements. If the Corporation enters into any other agreement after the date of this Agreement that obligates the Corporation to make payments to another party in exchange for tax benefits conferred upon the Corporation, the LLC, or any of their respective Subsidiaries, unless otherwise agreed by the TRA Holder, such tax benefits and such payments shall be ignored for all purposes of this Agreement (including for purposes of calculating the Hypothetical Tax Liability and the Actual Tax Liability hereunder).

[Signature Page Follows This Page]

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IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

THE CORPORATION:

[BITCOIN DEPOT INC.]

By:
Name:
Title:

THE LLC:

[BITCOIN DEPOT OPERATING LLC]

By:
Name:
Title:

THE TRA HOLDER:

[BT ASSETS, INC.]

By:
Name:
Title:

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of _________________, 20___ (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among [Bitcoin Depot Inc.], a Delaware corporation (the “Corporation”), [Bitcoin Depot Operating LLC], a Delaware limited liability company (the “LLC”), and the TRA Holder (as defined in the Tax Receivable Agreement). Capitalized terms used but not otherwise defined have the respective meanings set forth in the Tax Receivable Agreement.

1.

Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a TRA Holder under the Tax Receivable Agreement and a Party, with all the rights, privileges and responsibilities of a TRA Holder thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory as of the date thereof.

2.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth in full.

3.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be directed to:

[Name]

[Address]

[City,                                 State,                                 Zip                                 Code]

Attn:

Facsimile:

E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By:
Name:
Title:

Acknowledged and agreed as of the date first set forth above:

[•]

By:
Name:
Title:

Exhibit 10.4

Agreed Form

[BITCOIN DEPOT OPERATING LLC]

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [•], 2022

THE UNITS ISSUED PURSUANT TO THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

CERTAIN UNITS MAY ALSO BE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT OR IN A SEPARATE AGREEMENT WITH THE INITIAL HOLDER OF SUCH UNITS. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER OF SUCH UNITS UPON WRITTEN REQUEST TO THE COMPANY AND WITHOUT CHARGE.

i

ii

iii

[BITCOIN DEPOT OPERATING LLC]

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of [Bitcoin Depot Operating LLC], a Delaware limited liability company (the “Company”), is entered into as of [•], 2022 (the “Execution Date”), by and among the Company, [Bitcoin Depot Inc.], a Delaware corporation (“PubCo”), and BT Assets, Inc., a Delaware corporation (“BT Assets”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in Article I.

WHEREAS, the Certificate was filed with the Office of the Secretary of State of Delaware on [•], 2022;

WHEREAS, the Limited Liability Agreement of the Company, was entered into as of [•], 2022 (the “Prior Agreement”);

WHEREAS, Lux Vending, LLC, a Georgia limited liability company (“Lux Vending”), merged with and into the Company prior to the Execution Date and the Company is therefore party to the Transaction Agreement, dated as of August 24, 2022 (the “Transaction Agreement”), by and among GSR II Meteora Sponsor LLC (“Sponsor”), BT Assets, the Company as successor-in-interest to Lux Vending and PubCo, pursuant to which, among other things, (i) PubCo will be admitted as a Member of the Company and will contribute funds to the Company in exchange for newly issued Common Units, Warrants and Earnout Units in the Company, (ii) PubCo will purchase Common Units from BT Assets for cash, (iii) PubCo will issue Class V Common Stock to BT Assets and (iv) PubCo, the Company and BT Assets will enter into a Tax Receivable Agreement (as defined below), pursuant to which PubCo will be obligated to make payments to certain parties related to certain tax benefits realized or deemed realized (clauses (i) through (iv), collectively, the “Transactions”); and

WHEREAS, the parties desire to amend and restate the Prior Agreement as set forth in this Agreement to give effect to the Transactions and reflect the admission of PubCo as a Member of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Members, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not otherwise defined in this Agreement shall have the following meaning:

“Additional Member” means a Person admitted to the Company as a Member pursuant to Section 8.2 in connection with issuance of Units to such Person in compliance with the terms of this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person’s Capital Account balance shall be (i) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Sections 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to Minimum Gain).

“Affiliate” of any Person means any other Person controlled by, controlling or under common control with such Person, and in the case of any Unitholder that is a partnership, limited liability company, corporation or similar entity, any partner, member or stockholder of such Unitholder. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be deemed to be Affiliates of any Unitholder for purposes of this Agreement. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as it may be amended, modified or waived from time to time in accordance with the terms of this Agreement.

“Assumed Tax Liability” means, with respect to any Unitholder for any Fiscal Quarter (or portion of any Fiscal Quarter) commencing after the Execution Date, an amount, which in the good faith estimation of the Managing Member, is equal to the excess (if any) of: (i) the product of (a) the estimated or actual amount of taxable income or gain of the Company, as determined for federal income tax purposes, allocated to such Unitholder in respect of such Fiscal Quarter and all prior Fiscal Quarters (or portions of such prior Fiscal Quarters) commencing after the Execution Date, reduced by any prior taxable losses of the Company allocated to such Unitholder for such Fiscal Quarter and all prior Fiscal Quarters (or portions of such prior Fiscal Quarters) commencing after the Execution Date to the extent such prior losses are available to reduce such income or gain, multiplied by (b) the Assumed Tax Rate; minus (ii) the cumulative Tax Distributions made to such Unitholder after the Execution Date pursuant to Section 4.1; provided that, in the case of PubCo, such Assumed Tax Liability shall in no event be less than an amount that will enable PubCo to meet both its tax obligations and its obligations pursuant to the Tax Receivable Agreement for the relevant Taxable Year; provided further that, in the case of each Unitholder, and for the avoidance of doubt, such Assumed Tax Liability shall take into account any Code Section 704(c) allocations (including “reverse” 704(c) allocations) to the Unitholder.

“Assumed Tax Rate” means the combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States (whichever is higher), including pursuant to Section 1411 of the Code, in each case, taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Fiscal Quarter (taking into account the character of the income and the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code), and excluding any reductions in rates attributable to Section 199A of the Code). The Assumed Tax Rate shall be the same for all Unitholders, regardless of the actual combined income tax rate of the Unitholder or its direct or indirect owners and the Managing Member may adjust the Assumed Tax Rate as it reasonably determines is necessary to take into account the effect of any changes in applicable tax law.

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“Base Rate” means, as of any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Book Value” means, with respect to any of the Company property, the Company’s adjusted basis for U.S. federal income Tax purposes, adjusted from time to time to reflect the adjustments required or permitted (in the case of permitted adjustments, to the extent the Company makes such permitted adjustments) by Treasury Regulation Sections 1.704-1(b)(2)(iv)(d)-(g).

“BT Assets” has the meaning set forth in the Preamble.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York, New York or Atlanta, Georgia are authorized by law to be closed.

“Capital Account” means the capital account maintained for a Unitholder pursuant to Section 3.5 and the other applicable provisions of this Agreement.

“Capital Contributions” means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property (net of any applicable liabilities) which a Unitholder contributes or is deemed by the Managing Member to have contributed to the Company with respect to any Unit pursuant to Section 3.1 or Section 3.10.

“Cash Payment” means, an amount in cash equal to the product of (x) the Redeemed Unit Amount, (y) the then-applicable Exchange Rate, and (z) (i) solely in connection with a Change of Control Redemption, the Common Stock Value, and (ii) with respect to any Redemption that is not a Change of Control Redemption, the price to the public or the private sale price, as applicable, of the Class A Common Stock in the substantially concurrent public offering or private sale, as applicable.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of Delaware, as the same may be amended from time to time.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (within the meaning of Sections 13(d) of the Exchange Act (excluding BT Assets or any other “person” or “group” who, as of the Execution Date, is the beneficial owner of securities of PubCo representing more than 50% of the combined voting power of PubCo’s then outstanding voting securities)) becomes the beneficial owner of securities of PubCo representing more than 50% of the combined voting power of PubCo’s then outstanding voting securities;

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(b) (A) the stockholders of PubCo approve a plan of complete liquidation or dissolution of PubCo or (B) there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by PubCo of all or substantially all of PubCo’s assets, other than such sale or other disposition by PubCo of all or substantially all of PubCo’s assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by stockholders of PubCo in substantially the same proportions as their ownership of PubCo immediately prior to such sale or other disposition; or

(c) there is consummated a merger or consolidation of PubCo with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the board of directors of PubCo immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent of such Subsidiary, or (B) all of the Persons who were the respective beneficial owners of the voting securities of PubCo immediately prior to such merger or consolidation do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation.

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class E Common Stock, Class M Common Stock, Class O Common Stock and Class V Common Stock of PubCo immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of PubCo immediately following such transaction or series of transactions.

“Change of Control Redemption” has the meaning set forth in Section 9.1(b)(i).

“Change of Control Redemption Date” has the meaning set forth in Section 9.1(b)(iii).

“Class 1 Earnout Unit” means a unit having the rights and obligations specified with respect to a Class 1 Earnout Unit in this Agreement.

“Class 2 Earnout Unit” means a unit having the rights and obligations specified with respect to a Class 2 Earnout Unit in this Agreement.

“Class 3 Earnout Unit” means a unit having the rights and obligations specified with respect to a Class 3 Earnout Unit in this Agreement.

“Class A Common Stock” means the class A common stock, par value $0.0001 per share, of PubCo.

“Class E Common Stock” means the class E-1 common stock, class E-2 common stock and class E-3 common stock, par value $0.0001 per share, of PubCo.

“Class M Common Stock” means the class M common stock, par value $0.0001 per share, of PubCo.

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“Class O Common Stock” means the class O common stock, par value $0.0001 per share, of PubCo.

“Class V Common Stock” means the class V common stock, par value $0.0001 per share, of PubCo.

“Code” means the United States Internal Revenue Code of 1986.

“Common Stock Value” means, with respect to any Change of Control Redemption, the greater of (x) the arithmetic average of the volume weighted average prices for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P., or its successor, for each of the three consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the related Redemption Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock and (y) the price per share of Class A Common Stock offered by the Person or group that is the acquirer in the applicable Change of Control transaction. If the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Common Stock Value shall be determined in good faith by a majority of the directors of PubCo that do not have an interest in the Redeemable Units subject to Redemption (or the corresponding shares of Class O Common Stock or Class V Common Stock).

“Common Unit” means a unit having the rights and obligations specified with respect to a Common Unit in this Agreement.

“Company” has the meaning set forth in the Preamble.

“Contribution Notice” has the meaning set forth in Section 9.1(a)(iv).

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.

“Direct Exchange” has the meaning set forth in Section 9.1(f).

“Distribution” means each distribution made by the Company to a Unitholder, with respect to such Person’s Units, whether in cash, property or securities and whether by liquidating distribution, redemption, repurchase or otherwise. Notwithstanding anything in the foregoing, none of the following shall be deemed to be a Distribution under this Agreement: (i) any recapitalization, exchange or conversion of securities of the Company, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units; and (ii) any repurchase of Units pursuant to any right of first refusal or similar repurchase right in favor of the Company.

“Earnout Units” means the Class 1 Earnout Units, the Class 2 Earnout Units and the Class 3 Earnout Units.

“Equity Agreement” has the meaning set forth in Section 3.2(a).

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“Equity Securities” means (i) any Units, capital stock, partnership, membership or limited liability company interests or other equity interests (including other classes, groups or series of equity interests having such relative rights, powers or obligations as may from time to time be established by the Managing Member, including rights, powers or duties different from, senior to or more favorable than existing classes, groups and series of Units, capital stock, partnership, membership or limited liability company interests or other equity interests, and including any profits interests), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests, and (iii) warrants, options or other rights to purchase or otherwise acquire Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests. Unless the context otherwise indicates, the term “Equity Securities” refers to Equity Securities of the Company.

“Event of Withdrawal” means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Election Notice” has the meaning set forth in Section 9.1(f).

“Exchange Rate” means the number of shares of Class M Common Stock or Class A Common Stock for which one Common Unit may be redeemed pursuant to a Redemption. The Exchange Rate will also be used to determine the number of shares of Class V Common Stock or Class O Common Stock that a Member must surrender upon a Redemption or Direct Exchange. On the Execution Date, the Exchange Rate shall be 1.00, subject to adjustment pursuant to Section 9.2.

“Fair Market Value” means, as of any date of determination, (i) with respect to a Unit, such Unit’s Pro Rata Share as of such date, (ii) with respect to a share of Class A Common Stock, the Common Stock Value as of such date, and (iii) with respect to any other non-cash assets, the fair market value for such property as between a willing buyer under no compulsion to buy and a willing seller under no compulsion to sell in an arm’s-length transaction occurring on such date, taking into account all relevant factors determinative of value (including in the case of securities, any restrictions on transfer applicable to such securities or, if such securities are traded on a securities exchange or automated or electronic quotation system, the quoted price for such securities as of the date of determination), as reasonably determined in good faith by the Managing Member.

“First Redemption Time” means the expiration or earlier waiver of any lockup agreement in connection with the Transactions, including the [•].

“Fiscal Period” means any interim accounting period within a Taxable Year established by the Managing Member and which is permitted or required by Code Section 706.

“Fiscal Quarter” means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period as may be established by the Managing Member or as required by the Code.

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“Fiscal Year” means the 12-month period ending on December 31, or such other annual accounting period as may be established by the Managing Member or as may be required by the Code.

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision of the United States of America, any other nation or any state, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“HSR Act” has the meaning set forth in Section 11.7.

“Indemnitee” has the meaning set forth in Section 6.2.

“Investment Company Act” means the Investment Company Act of 1940.

“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.

“Liquidation Assets” has the meaning set forth in Section 11.2(b).

“Liquidation FMV” has the meaning set forth in Section 11.2(b).

“Liquidation Statement” has the meaning set forth in Section 11.2(b).

“Losses” means items of the Company loss and deduction determined according to Section 3.5.

“Managing Member” has the meaning set forth in Section 5.1(a).

“Member” means each Person listed on the Unit Ownership Ledger and any Person admitted to the Company as a Substituted Member or Additional Member in accordance with the terms and conditions of this Agreement, each in its capacity as a member of the Company; but in each case only for so long as such Person is shown on the Unit Ownership Ledger as the owner of one or more Units.

“Minimum Gain” means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

“Obligations” has the meaning set forth in Section 6.2.

“Partnership Tax Audit Rules” means Code Sections 6221 through 6241 together with any guidance issued under such sections of the Code or successor provisions and any similar provision of state or local Tax laws.

“Permitted Transferee” means, with respect to any Person, (i) any of such Person’s Affiliates and (ii) any direct or indirect partner, member, stockholder or other equityholder of such Person.

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“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

“PR” has the meaning set forth in Section 7.4(a).

“Pro Rata Share” means with respect to each Unitholder, the proportionate amount such Unitholder would receive if an amount equal to the Total Equity Value were distributed to all Unitholders in accordance with Section 4.1(b), as determined in good faith by the Managing Member.

“Profits” means items of the Company income and gain determined according to Section 3.5.

“Prior Agreement” has the meaning set forth in the Recitals.

“PubCo” has the meaning set forth in the Preamble.

“Redemption” has the meaning set forth in Section 9.1(a)(i).

“Redemption Date” has the meaning set forth in Section 9.1(a)(iii).

“Redemption Notice” has the meaning set forth in Section 9.1(a)(iii).

“Redeemable Unit” means a Common Unit (other than any Earnout Unit) held by a Member (other than PubCo and its Subsidiaries).

“Redeemed Unit Amount” means, with respect to a Redemption, the number of Common Units set forth in the applicable Redemption Notice.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of [•], 2022, by and among PubCo and certain other parties to such agreement, as the same may be amended, amended and restated or replaced from time to time.

“Regulatory Allocations” has the meaning set forth in Section 4.3(e).

“Retraction Notice” has the meaning set forth in Section 9.1(a)(vi).

“Securities Act” means the Securities Act of 1933.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated [•], 2022, by and among Sponsor, BT Assets, and GSR II Meteora Acquisition Corp.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such corporation is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination of the foregoing, or (ii) if a limited liability company, partnership,

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association or other business entity (other than a corporation), a majority of partnership or other similar ownership interests of such entity is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination of the foregoing. For purposes of this Agreement and without limitation, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the manager, managing member, managing director (or a board comprised of any of the foregoing) or general partner of such limited liability company, partnership, association or other business entity. For purposes of this Agreement, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 8.2 in connection with the Transfer of Units to such Person permitted under the terms of this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated by this Agreement, including any Redemption or Direct Exchange.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, and any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Distribution” has the meaning set forth in Section 4.1(a)(i).

“Tax Distribution Conditions” has the meaning set forth in Section 4.1(a)(i).

“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of [•], 2022, by and among PubCo, the Company and BT Assets, as the same may be amended, amended and restated or replaced from time to time.

“Taxable Year” means the Company’s accounting period for U.S. federal income Tax purposes determined pursuant to Section 7.3.

“Total Equity Value” means, as of any date of determination, the aggregate proceeds which would be received by the Unitholders if: (i) the assets of the Company were sold at their fair market value to an independent third-party on arm’s-length terms, with neither the seller nor the buyer being under compulsion to buy or sell such assets; (ii) the Company satisfied and paid in full all of its obligations and liabilities (including all Taxes, costs and expenses incurred in connection with such transaction and any amounts reserved by the Managing Member with respect to any contingent or other liabilities); and (iii) such net sale proceeds were then distributed in accordance with Section 4.1, all as determined by the Managing Member in good faith based upon the Common Stock Value as of such date.

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“Trading Day” means a day on which the principal U.S. securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transaction Agreement” has the meaning set forth in the Recitals.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement and the Tax Receivable Agreement.

“Transactions” has the meaning set forth in the Recitals.

“Transfer” has the meaning set forth in Section 8.1.

“Treasury Regulations” means the income Tax regulations promulgated under the Code and effective as of the Execution Date. Such term, if elected by the Managing Member in its sole discretion, shall be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations (whether or not such amendments and corresponding provisions are mandatory or discretionary).

“Unit” means a limited liability company interest in the Company of a Member or representing a fractional part of the interests in Profits, Losses and Distributions of the Company held by all Members, including Common Units and Earnout Units.

“Unit Ownership Ledger” has the meaning set forth in Section 3.1(b).

“Unitholder” means any owner of one or more Units as reflected on the Company’s books and records.

“Upstairs Class A Warrants” has the meaning set forth in Section 3.13(b).

“Warrant Agreements” has the meaning set forth in Section 3.13(a).

“Warrants” has the meaning set forth in Section 3.13(a).

ARTICLE II

ORGANIZATIONAL MATTERS

Section 2.1 Formation of LLC; Continuation. The Company was formed in the State of Delaware on [•], 2022 pursuant to the provisions of the Delaware Act. Each Person listed on the Unit Ownership Ledger as a member of the Company on the Execution Date is admitted as (or shall continue as) a member of the Company.

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Section 2.2 Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of amending and restating the Prior Agreement and establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Members agree that until the Company is terminated in accordance with Section 11.4, the rights, powers and obligations of the Unitholders with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. Notwithstanding the foregoing and anything else to the contrary, Section 18-210 of the Delaware Act (entitled “No Statutory Appraisal Rights”) shall not apply to or be incorporated into this Agreement and each Unitholder expressly waives any and all rights under such Section of the Delaware Act and, to the fullest extent permitted by law, Section 18-305(a) of the Delaware Act (entitled “Access to and Confidentiality of Information; Records”) shall not apply to or be incorporated into this Agreement and each Member expressly waives any and all rights under such Section of the Delaware Act. For the avoidance of doubt, the foregoing waiver of any and all rights by each Member under Section 18-305(a) of the Delaware Act is a restriction of the Members’ rights to obtain information, approved and adopted by all of the Members, as permitted under Section 18-305(g) of the Delaware Act.

Section 2.3 Name. The name of the Company shall be “[Bitcoin Depot Operating LLC”]. The Managing Member may change the name of the Company at any time and from time to time. Notification of any such name change shall be given to all Unitholders. The Company’s business may be conducted under its name or any other name or names deemed advisable by the Managing Member.

Section 2.4 Purpose. The purpose and business of the Company shall be to manage and direct the business operations and affairs of the Company and its Subsidiaries and to engage in any other lawful acts or activities for which limited liability companies may be formed under the Delaware Act.

Section 2.5 Principal Office; Registered Office. The principal office of the Company shall be located at such place inside or outside the state of Delaware as the Managing Member may from time to time designate, and, to the fullest extent permitted by law, all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Managing Member deems advisable. The address of the registered office of the Company in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Managing Member may designate from time to time in the manner provided by applicable law.

Section 2.6 Term. The term of the Company commenced upon the filing of the Certificate with the office of the Secretary of State of the State of Delaware in accordance with the Delaware Act and shall continue in existence until the Company shall be dissolved in accordance with the provisions of Article XI. The existence of the Company as a separate entity shall continue until the cancellation of the Certificate in accordance with Section 11.4.

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Section 2.7 No State-Law Partnership. The Unitholders intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Unitholder be a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter of this Agreement shall be construed to suggest otherwise. The Unitholders intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income Tax purposes, and that each Unitholder and the Company shall file all Tax returns and shall otherwise take all Tax and financial reporting positions in a manner consistent with such treatment.

Section 2.8 Ratification and Specific Authorization of Transactions. Pursuant to the Transaction Agreement, the Company has undertaken or will undertake the Transactions. In connection therewith, (i) all actions taken to date, and any and all things done, by the Company, and by the Managing Member or any officer, employee or agent of the Company on behalf of the Company, in furtherance of and consistent with the Transactions (including, without limitation, the execution and delivery of the Transaction Agreement and the recapitalization of the Company’s equity interests into Common Units), are in all respects confirmed to be authorized, approved and ratified and, to the extent not yet undertaken, and (ii) the Company, and the Managing Member or any officer, employee or agent of the Company on behalf of the Company, is authorized to enter into and perform the Warrant Agreement, the Tax Receivable Agreement and any documents contemplated or related to such agreements and any amendments to such agreements, in each case, without any further act, vote or approval of any Person, including any Member or any Unitholder, notwithstanding any other provision of this Agreement.

ARTICLE III

UNITS, CAPITAL CONTRIBUTIONS AND ACCOUNTS

Section 3.1 Units; Capitalization.

(a) Units; Capitalization. The Company shall have the authority to issue (i) an unlimited number of Common Units and (ii) (x) [5,000,000] Class 1 Earnout Units, (y) [5,000,000] Class 2 Earnout Units and (z) [5,000,000] Class 3 Earnout Units. In connection with the Transactions and subject to the terms and conditions of the Transaction Agreement, [the Company will issue Common Units and Warrants to PubCo in exchange for a cash contribution to the Company,] such that immediately after completion of the Transactions and the issuance of Common Units and Warrants by the Company, the total number of Common Units held by PubCo will equal the total number of outstanding shares of Class A Common Stock and the total number of Common Units into which Warrants held by PubCo are exercisable will be equal to the total number of shares of Class A Common Stock for which outstanding warrants issued by PubCo are exercisable. The ownership by a Member of Common Units shall entitle such Member to allocations of Profits and Losses and other items and Distributions of cash and other property as set forth in Article IV .

(b) Unit Ownership Ledger; Capital Contributions. The Managing Member shall create and maintain a ledger (the “Unit Ownership Ledger”) setting forth the name and address of each Unitholder and holder of Warrants, the number of each class of Units and Warrants held of record by each such Unitholder and holder of Warrants, and the amount of the Capital Contribution made (or deemed to have been made) with respect to each class of Units and the date of such Capital Contribution. Upon any change in the number or ownership of outstanding Units or Warrants

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(whether upon an issuance of Units or Warrants, a Transfer of Units or Warrants, a cancellation of Units or Warrants or otherwise), the Managing Member shall amend and update the Unit Ownership Ledger. Absent manifest error, the ownership interests recorded on the Unit Ownership Ledger shall be conclusive record of the Units and Warrants that have been issued and are outstanding. Each Unitholder named in the Unit Ownership Ledger has made (or shall be deemed to have made) Capital Contributions to the Company as set forth in the Unit Ownership Ledger in exchange for the Units specified in the Unit Ownership Ledger. Any reference in this Agreement to the Unit Ownership Ledger shall be deemed a reference to the Unit Ownership Ledger as amended and in effect from time to time.

(c) Certificates; Legends. Units shall be issued in uncertificated form. However, at the request of any Member, the Managing Member may cause the Company to issue one or more certificates to any such Member holding Units representing in the aggregate the Units held by such Member. If any certificate representing Units is issued, then such certificate shall bear a legend substantially in the following form:

THIS CERTIFICATE EVIDENCES UNITS REPRESENTING A LIMITED LIABILITY COMPANY INTEREST IN [BITCOIN DEPOT OPERATING LLC]. THE LIMITED LIABILITY COMPANY INTEREST IN [BITCOIN DEPOT OPERATING LLC] REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THE LIMITED LIABILITY COMPANY INTEREST IN [BITCOIN DEPOT OPERATING LLC] REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF [BITCOIN DEPOT OPERATING LLC], DATED AS OF [•], 2022, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY TO THE RECORD HOLDER OF SUCH UNITS UPON WRITTEN REQUEST AND WITHOUT CHARGE.

(d) Prior Common Units. The Common Units that were issued and outstanding and held by the Members prior to the Execution Date shall remain unchanged.

Section 3.2 Authorization and Issuance of Additional Units.

(a) The Managing Member shall have the right to cause the Company to issue or create and issue at any time after the Execution Date, and for such amount and form of consideration as the Managing Member may determine, additional Units or other Equity Securities of the Company (including creating classes or series of Units or other Equity Securities having such powers, designations, preferences and rights, which in each case may be senior to existing Units or other Equity Securities of the Company or classes or series, as may be determined by the Managing Member). The Managing Member shall have the power, without the approval of any other Member or Unitholder or any other Person and notwithstanding any other provision of this Agreement, including Section 12.2, to make such amendments to this Agreement to provide for such powers, designations, preferences and rights as the Managing Member in its discretion deems necessary or

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appropriate to give effect to such additional authorization or issuance in accordance with the provisions of this Section 3.2(a). In connection with any issuance of Units (whether on or after the Execution Date), the Person who acquires such Units shall execute a counterpart to this Agreement accepting and agreeing to be bound by all terms and conditions of this Agreement, and shall enter into such other documents, instruments and agreements to effect such purchase as are required by the Managing Member (including such documents, instruments and agreements entered into on or prior to the Execution Date by the Members, each, an “Equity Agreement”).

(b) At any time PubCo issues one or more shares of Class A Common Stock (other than an issuance of the type covered by Section 3.2(c) or an issuance to a holder of Redeemable Units pursuant Article IX), PubCo shall contribute to the Company all of the net proceeds (if any) received by PubCo with respect to such share or shares of Class A Common Stock. Upon the contribution by PubCo to the Company of all of such net proceeds so received by PubCo, the Managing Member shall cause the Company to issue to PubCo a number of Common Units equal to the number of such shares of Class A Common Stock issued. Notwithstanding the foregoing, if PubCo issues any shares of Class A Common Stock to purchase or fund the purchase of Common Units from a Member (other than a Subsidiary of PubCo), then the Company shall not issue any new Common Units registered in the name of PubCo in accordance with Section 9.1(a) and PubCo shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred by PubCo to such other Member as consideration for such purchase). Notwithstanding the foregoing, this Section 3.2(b) shall not apply to the issuance and distribution to holders of shares of Class A Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (it being understood that (i) upon exchange of Redeemable Units for Class A Common Stock pursuant to Article IX, such Class A Common Stock would be issued together with any such corresponding right and (ii) in the event such rights to purchase Equity Securities of PubCo are triggered, PubCo will ensure that the holders of Common Units that have not been Exchanged prior to such time will be treated equitably vis-à -vis the holders of Class A Common Stock under such plan).

(c) At any time PubCo issues one or more shares of Class A Common Stock in connection with an equity incentive program, whether such share or shares are issued upon exercise (including cashless exercise) of an option, settlement of a restricted stock unit, as restricted stock or otherwise, the Managing Member shall cause the Company to issue a corresponding number of Common Units, registered in the name of PubCo (determined based upon the Exchange Rate then in effect). Notwithstanding the foregoing, PubCo shall be required to contribute all (but not less than all) of the net proceeds (if any) received by PubCo from or otherwise in connection with such issuance of one or more shares of Class A Common Stock, including the exercise price of any option exercised, to the Company. If any such shares of Class A Common Stock so issued by PubCo in connection with an equity incentive program are subject to vesting or forfeiture provisions, then the Common Units that are issued by the Company to PubCo in connection therewith in accordance with the preceding provisions of this Section 3.2(c) shall be subject to vesting or forfeiture on the same basis; if any of such shares of Class A Common Stock vest or are forfeited, then a corresponding number of the Common Units (determined based upon the Exchange Rate then in effect) issued by the Company in accordance with the preceding provisions of this Section 3.2(c) shall automatically vest or be forfeited. Any cash or property held by PubCo or the Company or on any of such Person’s behalf in respect of dividends paid on restricted shares of Class A Common Stock that fail to vest shall be returned to the Company upon the forfeiture of such restricted shares of Class A Common Stock.

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(d) For purposes of this Section 3.2, “net proceeds” means gross proceeds to PubCo from the issuance of Class A Common Stock or other securities less all reasonable bona fide out-of-pocket fees and expenses of PubCo, the Company and their respective Subsidiaries actually incurred in connection with such issuance.

Section 3.3 Repurchase or Redemption of Class A Common Stock. If, at any time, any shares of Class A Common Stock are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by PubCo for cash, then the Managing Member shall cause the Company, immediately prior to such repurchase or redemption of such shares, to redeem a corresponding number of Common Units held by PubCo (determined based upon the Exchange Rate then in effect), at an aggregate redemption price equal to the aggregate purchase or redemption price of the share or shares of Class A Common Stock being repurchased or redeemed by PubCo (plus any reasonable related expenses) and upon such other terms as are the same for the share or shares of Class A Common Stock being repurchased or redeemed by PubCo. Notwithstanding the foregoing, the provisions of this Section 3.3 shall not apply in the event that such repurchase or redemption of shares of Class A Common Stock is paired with a stock split or stock dividend such that after giving effect to such repurchase and subsequent stock split or stock dividend there shall be outstanding an equal number of shares of Class A Common Stock as were outstanding prior to such repurchase or redemption and subsequent stock split or stock dividend.

Section 3.4 Changes in Common Stock. In addition to any other adjustments required any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of Class A Common Stock, Class B Common Stock, Class E Common Stock, Class M Common Stock, Class O Common Stock, Class V Common Stock or other capital stock of PubCo shall be accompanied by an identical subdivision or combination, as applicable, of the Common Units or other Equity Securities, as applicable. In connection with a subdivision or combination of the Common Units or other Equity Securities pursuant to this Section 3.4, the Managing Member shall have the power, without the approval of any other Member or Unitholder or any other Person, to make such amendments to this Agreement to reflect such subdivision or combination, as applicable, of the Common Units or other Equity Securities.

Section 3.5 Capital Accounts.

(a) Maintenance of Capital Accounts. The Company shall maintain a separate Capital Account for each Unitholder according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the sole discretion of the Managing Member), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of the Company property. Without limiting the foregoing, each Unitholder’s Capital Account shall be adjusted, without duplication:

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(i) by adding any additional Capital Contributions made by such Unitholder in consideration for the issuance of Units;

(ii) by deducting any amounts paid to such Unitholder in connection with the redemption or other repurchase by the Company of Units;

(iii) by adding any Profits allocated in favor of such Unitholder and subtracting any Losses allocated in favor of such Unitholder; and

(iv) by deducting any distributions paid in cash or other assets to such Unitholder by the Company.

(b) Computation of Income, Gain, Loss and Deduction Items. For purposes of computing the amount of any item of the Company income, gain, loss or deduction to be allocated pursuant to Article IV and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income Tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose). However:

(i) the computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B), Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income Tax purposes;

(ii) if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e), (f) or (s), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(iii) items of income, gain, loss or deduction attributable to the disposition of the Company property having a Book Value that differs from its adjusted basis for Tax purposes shall be computed by reference to the Book Value of such property;

(iv) items of depreciation, amortization and other cost recovery deductions with respect to the Company property having a Book Value that differs from its adjusted basis for Tax purposes shall be computed by reference to the property’s Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(v) to the extent an adjustment to the adjusted Tax basis of any of the Company’s asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(vi) this Section 3.5 shall be applied in a manner consistent with the principles of Treasury Regulation Sections 1.704-1(b)(2)(iv)(d), (f)(1), (h)(2) and (s).

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Section 3.6 Negative Capital Accounts; No Interest Regarding Positive Capital Accounts. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder’s Capital Account (including upon and after dissolution of the Company). Except as otherwise expressly provided in this Agreement, no Unitholder shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Unitholder shall be liable to pay interest to the Company or any Unitholder in respect of any negative balance in its Capital Account.

Section 3.7 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.8 Loans From Unitholders. Loans by Unitholders to the Company shall not be considered Capital Contributions. If any Unitholder shall loan funds to the Company in excess of the amounts required under this Agreement to be contributed by such Unitholder to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Unitholder. The amount of any such loans shall be a debt of the Company to such Unitholder and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

Section 3.9 Adjustments to Capital Accounts for Distributions In-Kind. To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property (as of the date of such distribution) for purposes of Section 4.1 and such property shall be treated as if it were sold for an amount equal to its Fair Market Value and any resulting gain or loss shall be allocated to the Members’ Capital Accounts in accordance with Section 4.2 through Section 4.4.

Section 3.10 Transfer of Capital Accounts. The original Capital Account established for each Substituted Member shall be in the same amount as the Capital Account of the Member (or portion of such amount) to which such Substituted Member succeeds at the time such Substituted Member is admitted to as a Member of the Company. The Capital Account of any Member whose interest in the Company shall be increased or decreased by means of (a) the Transfer to it of all or part of the Units of another Member or (b) the repurchase or forfeiture of Units pursuant to any Equity Agreement shall be appropriately adjusted to reflect such Transfer, repurchase or forfeiture. Any reference in this Agreement to a Capital Contribution of or Distribution to a Member that has succeeded any other Member shall include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member Transferred to such Member.

Section 3.11 Adjustments to Book Value. The Company shall adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as of the following times: (a) at the Managing Member’s discretion in connection with the issuance of Units in the Company in exchange for more than a de minimis Capital Contribution or for services performed on behalf of the Company; (b) at the Managing Member’s discretion in connection with the Distribution by the Company to a Member of more than a de minimis amount of the Company’s assets, including money; (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (d) upon the

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conversion of any Earnout Units into Common Units in connection with a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); and (e) at such other times as the Managing Member determines necessary or appropriate to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2. Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 4.2 (determined immediately prior to the event giving rise to the revaluation). If any Earnout Units are outstanding prior to the occurrence of a revaluation event described in this paragraph, the Company shall adjust the Book Values of its assets in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2).

Section 3.12 Compliance With Section 1.704-1(b). The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital Accounts are computed to comply with such Treasury Regulations, the Managing Member may make such modification, without the approval of any other Member or Unitholder or any other Person and notwithstanding anything in Section 12.2 to the contrary. The Managing Member also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of the Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(iv)(g), and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

Section 3.13 Warrants.

(a) On the Execution Date, in connection with the transactions contemplated by the Transaction Agreement, the Company has issued warrants to purchase Common Units (the “Warrants”) to PubCo as set forth on the Unit Ownership Ledger pursuant to warrant agreements (the “Warrant Agreements”) entered into between the Company and PubCo as of the Execution Date. Upon the valid exercise of a Warrant in accordance with the applicable Warrant Agreement, the Company shall issue to PubCo the number of Common Units, free and clear of all Liens (other than those arising under applicable securities laws and this Agreement), to be issued in connection with such exercise.

(b) If any holder of a warrant issued by PubCo to purchase shares of Class A Common Stock (the “Upstairs Class A Warrants”) exercises an Upstairs Class A Warrant, then PubCo agrees that it shall cause a corresponding exercise (including by effecting such exercise in the same manner, i.e., by payment of a cash exercise price or on a cashless basis) of a Warrant with similar terms held by it, such that the number of shares of Class A Common Stock issued in connection with the exercise of such Upstairs Class A Warrant shall equal the number of Common Units issued by the Company pursuant to the Warrant Agreement with PubCo, and the exercise price paid by PubCo shall be equal to the exercise price paid by the holder of the Upstairs Class A Warrant exercising such Upstairs Class A Warrant. PubCo agrees that it will not exercise any Warrants other than in connection with the corresponding exercise of an Upstairs Class A Warrant.

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In the event an Upstairs Class A Warrant is redeemed, the Company will redeem a Warrant with similar terms held by PubCo.

Section 3.14 Conversion or Forfeiture of Earnout Units.

(a) Earnout Vesting and Rights. The Earnout Units issued to BT Assets and PubCo shall be subject to conversion to Common Units (each, a “Vesting Event”) as follows:

(i) If at any time during the seven-year period following the Closing (as defined in the Transaction Agreement) (the “First Earnout Period”), the closing share price of the Class A Common Stock is greater than $12.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “First Milestone”), then each Class 1 Earnout Unit shall automatically and immediately be converted into one Common Unit after the occurrence of the First Milestone;

(ii) If at any time during the First Earnout Period, the closing share price of the Class A Common Stock is greater than $14.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “Second Milestone”), then each Class 2 Earnout Unit shall automatically and immediately be converted into one Common Unit after the occurrence of the Second Milestone; and

(iii) If at any time during the 10-year period following the Closing (as defined in the Transaction Agreement) (the “Second Earnout Period”), the closing share price of the Class A Common Stock is greater than $16.00 over any 10 Trading Days (which may be consecutive or not consecutive) within any 20 consecutive Trading Days (the “Third Milestone”), then each Class 3 Earnout Unit shall automatically and immediately be converted into one Common Unit after the occurrence of the Third Milestone.

(b) Earnout Forfeiture. Any Class 1 Earnout Units or Class 2 Earnout Units that are not converted to Common Units as set forth in Sections 3.14(a)(i)-(ii) above, shall be automatically and immediately forfeited and cancelled upon the date of the expiration of the First Earnout Period. Any Class 3 Earnout Units that are unvested as of the end of the Second Earnout Period shall be forfeited upon the date of the expiration of the Second Earnout Period.

(c) Earnout Conversion and Class V Issuance. Upon the conversion of any Earnout Unit held by BT Assets to a Common Unit, PubCo will promptly (but in any event within five Business Days) issue an equal number of shares of Class V Common Stock to BT Assets.

(d) Earnout Conversion and Class A Issuance. Without duplication of any right under the Sponsor Support Agreement, upon the conversion of any Earnout Unit held by PubCo to a Common Unit, PubCo will promptly (but in any event within five Business Days) issue an equal number of shares of Class A Common Stock to Sponsor.

(e) Vesting Upon Change of Control. Notwithstanding the foregoing, and subject to Section 3.14(b), upon a Change of Control, all of the outstanding Earnout Units shall automatically be converted to Common Units.

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ARTICLE IV

DISTRIBUTIONS AND ALLOCATIONS

Section 4.1 Distributions.

(a) Tax Distributions.

(i) Tax Distributions Generally. To the extent funds of the Company are legally available for distribution by the Company and such distribution would not be prohibited under any credit facility or any other agreement to which the Company or any of its Subsidiaries is a party, in each case, as determined by the Managing Member in its reasonable discretion and subject to Section 4.6 (the “Tax Distribution Conditions”), with respect to each Fiscal Quarter (or portion of each Fiscal Quarter), the Company shall distribute to each Unitholder, an amount of cash (each a “Tax Distribution”) equal to such Unitholder’s Assumed Tax Liability for such Fiscal Quarter (or portion of such Fiscal Quarter); provided that, Tax Distributions shall be adjusted as necessary so that all Tax Distributions shall be made pro rata in accordance with each Unitholder’s relative ownership of Common Units in an amount such that the Unitholder with the highest Assumed Tax Liability receives an amount equal to such Unitholder’s Assumed Tax Liability. Such Tax Distributions shall be made on a quarterly basis at least five days prior to the date on which any estimated tax payments are due with respect to the relevant Fiscal Quarter to permit each Unitholder (or the beneficial owners of any Unitholder) to timely pay its estimated tax obligations for the applicable Fiscal Quarter (or portion of such Fiscal Quarter). The Managing Member shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to each Unitholder’s Tax Distributions (but in any event pro rata in proportion to each Unitholder’s respective number of Common Units) to take into account increases or decreases in the number of Common Units held by each Unitholder during the relevant period. The Managing Member shall be entitled to adjust subsequent Tax Distributions up or down to reflect any variation from its prior estimation of any Unitholder’s Assumed Tax Liability based on the receipt of subsequent information.

(ii) Impact of Failure to Satisfy Tax Distribution Conditions. In the event that due to the Tax Distribution Conditions the funds available for any Tax Distribution to be made under this Agreement are insufficient to pay the full amount of the Tax Distribution that would otherwise be required under Section 4.1(a)(i), the Company shall use its reasonable best efforts to distribute to the Unitholders the amount of funds that are available after application of the Tax Distribution Conditions on a pro rata basis (according to the amounts that would have been distributed to each Unitholder pursuant to Section 4.1(a)(i) if available funds (after application of the Tax Distribution Conditions) existed in a sufficient amount to make such Distribution in full). At any time thereafter when additional funds of the Company are available for Distribution after application of the Tax Distribution Conditions, the Company shall use its commercially reasonable efforts to distribute such funds to the Unitholders on a pro rata basis (according to the amounts that would have been distributed to each Unitholder pursuant to Section 4.1(a)(i) if available funds (after application of the Tax Distribution Conditions) had existed in a sufficient amount to make such Tax Distribution in full).

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(iii) Additional Tax Distributions. In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Unitholder’s Assumed Tax Liability for any Taxable Year (other than an audit conducted pursuant to the Partnership Tax Audit Rules for which no election is made pursuant to Code Section 6226 (or any similar provision of state or local law)), or in the event the Company files an amended tax return, each Unitholder’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest and penalties). Subject to the Tax Distribution Conditions, distributions shall be made pro rata on a per-Common Unit basis in an amount such that each Unitholder receives an amount equal to any shortfall in the amount of Tax Distributions the Unitholders received for the relevant Taxable Years based on such recalculated Assumed Tax Liability, except, for the avoidance of doubt, to the extent Distributions were made to such Unitholders and former Unitholders pursuant to Section 4.1 in the relevant Taxable Years sufficient to cover such shortfall.

(b) Other Distributions. Except as otherwise set forth in Section 4.1(a), the Managing Member may (but shall not be obligated to) make Distributions at such time, in such amounts and in such form (including in-kind property) as determined by the Managing Member in its sole discretion, in each case to the holders of Common Units immediately prior to such Distribution on a pro rata basis and in accordance with each Unitholder’s relative ownership of Units.

Section 4.2 Allocations.

(a) Subject to Section 4.3, Profits or Losses for any Fiscal Year shall be allocated among the Unitholders in such a manner as to reduce or eliminate, to the extent possible, any difference, as of the end of such Fiscal Year, between (i) the sum of (A) the Capital Account of each Unitholder, (B) such Unitholder’s share of Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)) and (C) such Unitholder’s partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)) and (ii) the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under this Agreement and the Delaware Act, determined as if the Company were to (x) liquidate the assets of the Company for an amount equal to their Book Value and satisfy the liabilities of the Company in cash (limited in the case of non-recourse liabilities to the Book Value of the assets securing such liabilities) and (y) distribute the proceeds of such liquidation pursuant to Section 11.2.

(b) If during any Fiscal Year there is a change in any Unitholder’s interest in the Company as a result of the admission of one or more Members, the withdrawal of a Member, or a Transfer of an interest in the Company, the Profits, Losses, or any other item allocable to the Unitholders under this Agreement for the Fiscal Year shall be allocated among the Unitholders so as to reflect their varying interests in the Company during the Fiscal Year, using any permissible method under Section 706 of the Code and the Treasury Regulations, as reasonably selected by the Managing Member. In furtherance of the foregoing, any such permissible method selected by the Managing Member shall be set forth in a dated, written statement maintained with the Company’s books and records. The Unitholders agree that any such selection by the Managing Member is made by “agreement of the partners” within the meaning of Treasury Regulation Section 1.706-4(f).

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Section 4.3 Special Allocations.

(a) Minimum Gain Chargeback. Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Unitholders in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).

(b) Unitholder Nonrecourse Debt Minimum Chargeback. Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each holder of Common Units ratably among such Unitholders based upon their ownership of Common Units. Except as otherwise provided in Section 4.3(a), if there is a net decrease in the Minimum Gain during any Taxable Year, each Unitholder shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 4.3(b) is intended to be a Minimum Gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c) Qualified Income Offset. If any Unitholder that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 4.3(a) and Section 4.3(b), but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) Allocation of Certain Profits and Losses. Profits and Losses described in Section 3.5(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(e) Regulatory Allocations. The allocations set forth in Sections 4.3(a)-(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulation Sections 1.704-1(b) and 1.704-2. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to allocate Profit and Loss of the Company or make the Company distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Unitholders so as to eliminate the effect of the Regulatory Allocations and cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Unitholders anticipate that this will be accomplished by specially allocating other Profit and

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Loss (and such other items of income, gain, deduction and loss) among the Unitholders so that the net amount of the Regulatory Allocations and such special allocations to each such Unitholder is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership Minimum Gain, or in partner nonrecourse debt Minimum Gain, and application of the Minimum Gain chargeback requirements set forth in Section 4.3(a) or Section 4.3(b) would cause a distortion in the economic arrangement among the Unitholders, the Managing Member may, if it does not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such Minimum Gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such Minimum Gain chargeback requirement.

(f) Deductions in Respect of Taxes. Any item of deduction with respect to a Tax that is offset for a Unitholder under Section 4.6 shall be allocated to the Unitholder for which such payment is to be offset. For the avoidance of doubt, all Tax deductions described in this Section 4.3(g) shall be taken into account in determining the amount of Tax Distribution made under the provisions of Section 4.1(a)(i).

(g) Non-Compensatory Options. Allocations and other adjustments with respect to any “non-compensatory options” (as defined in Treasury Regulation Section 1.721-2(f)), shall be made in accordance with the Treasury Regulations including Treasury Regulation Sections 1.721-2 and 1.704-1(b)(2)(iv)(s).

(h) Allocations Relating to Earnout Units. Notwithstanding anything to the contrary in this Agreement, (i) no allocation (of Profit or Loss or otherwise) shall be made in respect of any Earnout Units in determining Capital Accounts unless and until such Earnout Units are converted into Common Units in connection with a Vesting Event, and (ii) in the event the Book Value of any Company asset is adjusted pursuant to Section 3.11(d), any Profit or Loss resulting from such adjustment shall be allocated among the Members (including the Members who held the Earnout Units giving rise to such adjustment) such that the Capital Account balance relating to each Common Unit (including such Earnout Units that have been converted into Common Units) is equal in amount immediately after making such allocation in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s). However, if the foregoing allocations pursuant to clause (ii) above are insufficient to cause the Capital Account balance relating to each Common Unit to be equal in amount, then the Company shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Common Unit to be equal in amount.

Section 4.4 Offsetting Allocations. If, and to the extent that, any Member is deemed to recognize any item of income, gain, deduction or loss as a result of any transaction between such Member and the Company pursuant to Sections 83, 482, or 7872 of the Code or any similar provision now or hereafter in effect, the Managing Member shall use its commercially reasonable efforts to allocate any corresponding Profit or Loss to the Member who recognizes such item to reflect the Members’ economic interest in the Company.

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Section 4.5 Tax Allocations.

(a) Allocations Generally. Except as provided in Section 4.5(b) below, for U.S. federal, state and local income Tax purposes, each item of income, gain, loss or deduction shall be allocated among the Unitholders in the same manner and in the same proportion that the corresponding book items have been allocated among the Unitholders’ respective Capital Accounts. However, if any such allocation is not permitted by the Code or other applicable law, then each subsequent item of income, gain, loss, deduction and credit will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth in this Agreement in computing their Capital Accounts.

(b) Code Section 704(c) Allocations. Items of the Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for Tax purposes, be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such asset for federal income Tax purposes and its initial Book Value. Such allocations shall be made (i) with respect to any property contributed to the Company on or prior to the Execution Date, using the “traditional method” specified in Treasury Regulations Section 1.704-3(b) unless otherwise determined by PubCo (and, to the extent such other method would accelerate payments under the Tax Receivable Agreement, the independent directors of PubCo) and (ii) with respect to any property contributed to the Company following the Execution Date, using any method selected by the Managing Member that is permitted under Section 704(c) of the Code and the Treasury Regulations. In addition, if the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e), (f) or (s), then subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income Tax purposes and its Book Value in the same manner as under Code Section 704(c).

(c) Section 754 Election. The Company will make an election under Section 754 of the Code (or any comparable election under relevant state or local Law) for its Taxable Year that includes or begins on the Execution Date to adjust the basis of the Company property as permitted and provided in Sections 734 and 743 of the Code. Such election shall be effective solely for federal (and, if applicable, state and local) income Tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Member’s Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m)).

(d) Allocation of Tax Credits, Tax Credit Recapture, Etc. Allocations of Tax credits, Tax credit recapture, and any related items shall be allocated to the Unitholders according to their interests in such items as determined by the Managing Member taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii) and (viii).

(e) Corrective Allocations. If necessary, the Company will make corrective allocations as set forth in Treasury Regulation Section 1.704-1(b)(4)(x). Without limiting the generality of the foregoing, if pursuant to Section 4.3(h) the Company causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(4)(x).

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(f) Effect of Allocations. Allocations pursuant to this Section 4.5 are solely for purposes of U.S. federal, state and local Taxes and shall not affect, or in any way be taken into account in computing, any Unitholder’s Capital Account or share of Profits, Losses, Distributions (other than Tax Distributions) or other items pursuant to any provision of this Agreement.

Section 4.6 Indemnification and Reimbursement for Payments on Behalf of a Unitholder. Except as otherwise provided in Article VI, if the Company is required by law to make any payment to a Governmental Entity that is specifically attributable to a Unitholder or a Unitholder’s status as such (including U.S. federal withholding Taxes, state personal property Taxes, and state unincorporated business Taxes), then such Unitholder shall indemnify the Company for, and contribute to the Company, the entire amount paid (including interest, penalties and related expenses). The Managing Member may offset Distributions or other amounts to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under this Section 4.6 or with respect to any other amounts owed by the Unitholder to the Company or any of its Subsidiaries. A Unitholder’s obligation to indemnify and make contributions to the Company under this Section 4.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.6, the Company shall be treated as continuing in existence, and will survive any partial or complete Transfer or redemption of the Unitholder’s interest in the Company. The Company may pursue and enforce all rights and remedies it may have against each Unitholder under this Section 4.6, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the Base Rate plus three percentage points per annum (but not in excess of the highest rate per annum permitted by law), compounded on the last day of each Fiscal Quarter.

ARTICLE V

MANAGEMENT AND CONTROL OF BUSINESS

Section 5.1 Management.

(a) Establishment. Except as otherwise specifically provided in this Agreement or by non-waivable provision of the Delaware Act, the business, property and affairs of the Company shall be managed, operated and controlled at the sole, absolute and exclusive direction of PubCo as managing member of the Company (the “Managing Member”) in accordance with the terms of this Agreement. Except for the Managing Member or as otherwise expressly provided by this Agreement, no Member shall have management authority or voting or other rights over, or any other ability to take part in the conduct or control of the business of, the Company.

(b) Powers. The Managing Member is, to the extent of its rights and powers set forth in this Agreement, an agent of the Company for the purpose of the Company’s business, and the actions of the Managing Member taken in accordance with such rights and powers shall bind the Company (and no other Member shall have such right). The Managing Member shall have all necessary powers to carry out the purposes, business and objectives of the Company. The Managing Member may delegate in its discretion the authority to sign agreements and other documents and take other actions on behalf of the Company to any Person (including any other Member, officer or employee of the Company) to enter into and perform any document on behalf of the Company. Without limiting the foregoing, the Managing Member shall have the sole power and authority to effect any of the following by the Company or any of its Subsidiaries in one or a

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series of related transactions, in each case without the vote, consent or approval of any other Member or Unitholder or any other Person: (i) any sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company); (ii) any merger, consolidation, division, reorganization or other combination of the Company with or into another entity, (iii) any acquisition; (iv) any issuance of debt or equity securities; or (v) any incurrence of indebtedness. Except for any vote, consent or approval of any Unitholder expressly required by this Agreement, if a vote, consent or approval of the Unitholders is required by the Delaware Act or other applicable law with respect to any action to be taken by the Company or matter considered by the Managing Member, each Unitholder will be deemed to have consented to or approved such action or voted on such matter in accordance with the consent or approval of the Managing Member on such action or matter.

(c) Reliance by Third Parties. Any Person dealing with the Company, other than a Unitholder, may rely on the authority of the Managing Member (or any Officer authorized by the Managing Member) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance with this Agreement, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Managing Member (or any Officer authorized by the Managing Member) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming thereunder that (i) at the time of the execution or delivery thereof, this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company and (iii) the Managing Member or such Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company.

Section 5.2 Investment Company Act. The Managing Member shall use reasonable best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Section 5.3 Officers.

(a) Officers. Unless determined otherwise by the Managing Member, the officers of the Company shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary and each other officer of PubCo shall also be an officer of the Company, with the same title. All officers shall be appointed by the Managing Member and shall hold office until their successors are appointed by the Managing Member. Two or more offices may be held by the same individual. The officers of the Company may be removed by the Managing Member at any time for any reason or no reason.

(b) Other Officers and Agents. The Managing Member may appoint such other officers and agents as it may deem necessary or advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Managing Member.

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(c) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company and shall have the general powers and duties of supervision and management usually vested in the office of a chief executive officer of a company. He or she shall preside at all meetings of Members if present at such meeting.

(d) President. The President shall be the chief executive officer of the Company in the absence of the Chief Executive Officer. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed from time to time by the Managing Member.

(e) Chief Financial Officer. The Chief Financial Officer shall be the chief financial officer of the Company and shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Company. The books of account shall at all times be open to inspection by the Managing Member. The Chief Financial Officer shall deposit all monies and other valuables in the name of, and to the credit of, the Company with such depositaries as may be designated by the Managing Member.

(f) Treasurer. The Treasurer shall have the custody of Company funds and securities and shall keep full and accurate account of receipts and disbursements. He or she shall deposit all moneys and other valuables in the name and to the credit of the Company in such depositaries as may be designated by the Managing Member or the Chief Executive Officer. The Treasurer shall disburse the funds of the Company as may be ordered by the Managing Member or the Chief Executive Officer, taking proper vouchers for such disbursements. He or she shall render to the Managing Member and the Chief Executive Officer whenever either of them may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Company. If required by the Managing Member, the Treasurer shall give the Company a bond for the faithful discharge of his or her duties in such amount and with such surety as the Managing Member shall prescribe.

(g) Secretary. The Secretary shall give, or cause to be given, notice of all meetings of Members and all other notices required by applicable law or by this Agreement, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chief Executive Officer, or by the Managing Member. He or she shall record all the proceedings of the meetings of the Company, and shall perform such other duties as may be assigned to him or her by the Managing Member or by the Chief Executive Officer.

(h) Other Officers. Other officers, if any, shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Managing Member or by the Chief Executive Officer.

Section 5.4 Fiduciary Duties.

(a) Members and Unitholders. To the fullest extent permitted by law, including Section 18-1101(e) of the Delaware Act, and notwithstanding any duty otherwise existing at law or in equity, no Member (other than the Managing Member, in its capacity as such, as provided in Section 5.4(b)) or Unitholder, solely in its capacity as such, shall owe any fiduciary duty to the Company, the Managing Member, any other Member, any Unitholder or any other Person bound by this Agreement. Nonetheless, the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing. Nothing in this Section 5.4(a) shall limit the liabilities, duties or obligations of any Member or Unitholder acting in his or her capacity as an officer or Managing Member pursuant to any other provision of this Agreement.

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(b) Managing Member and Officers. Notwithstanding any other provision to the contrary in this Agreement, except as set forth in the last sentence of Section 5.1(a) or Section 5.4(c), (i) the Managing Member shall, in its capacity as such, and not in any other capacity, have the same fiduciary duties to the Company and the Unitholders and Members as members of a board of directors of a Delaware corporation; and (ii) each officer of the Company shall, in his or her capacity as such, and not in any other capacity, have the same fiduciary duties to the Company and the Unitholders and Members as an officer of a Delaware corporation. For the avoidance of doubt, the fiduciary duties described in clause (i) above shall not be limited by the fact that the Managing Member shall be permitted to take certain actions in its sole or reasonable discretion pursuant to the terms of this Agreement or any agreement entered into in connection herewith.

(c) Waiver. Any duties and liabilities set forth in this Agreement shall replace those existing at law or in equity and each of the Company, each Member and Unitholder and any other Person bound by this Agreement, to the fullest extent permitted by applicable law, including Section 18-1101(e) of the Delaware Act, waives the right to make any claim, bring any action or seek any recovery based on any duties or liabilities existing at law or in equity other than any such duties and liabilities set forth in this Agreement.

ARTICLE VI

EXCULPATION AND INDEMNIFICATION

Section 6.1 Exculpation.

(a) Actions in Capacity as a Member or Unitholder. To the fullest extent permitted by applicable law, and except as otherwise expressly provided in this Agreement, no Member (including the Managing Member), Unitholder or its respective Indemnitees shall be liable to the Company, any Member, any Unitholder or any other Person bound by this Agreement as a result of or arising out any action of or omission by such Member or Unitholder solely in its capacity as a Member or Unitholder, except to the extent such Obligations arise out of such Member’s (1) material breach of this Agreement or any other Transaction Document or (2) bad faith violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

(b) Other Actions. To the fullest extent permitted by applicable law, and except as otherwise expressly provided in this Agreement, no Indemnitee shall be liable to the Company, any Member, any Unitholder or any other Person bound by this Agreement as a result of or arising out of the activities of the Indemnitee on behalf of the Company to the extent within the scope of the authority reasonably believed by such Indemnitee to be conferred on such Indemnitee, except to the extent such Indemnitee would not be entitled to exculpation or indemnification pursuant to the certificate of incorporation and bylaws of PubCo (as the same may be amended from time to time).

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Section 6.2 Indemnification. To the fullest extent permitted by applicable law, each of (a) the Unitholders and Members and their respective Affiliates, (b) the stockholders, members, managers, directors, officers, partners, employees and agents of the Unitholders, Members and their respective Affiliates, (c) the PR and any “designated individual” and (d) the officers and directors of PubCo, the Company and each of their Subsidiaries (each, an “Indemnitee”) shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (collectively, “Obligations”), which at any time may be imposed on, incurred by, or asserted against, the Indemnitee as a result of or arising out of this Agreement, PubCo, the Company, their respective assets, businesses or affairs, or the activities of the Indemnitee on behalf of PubCo, the Company or any of their Subsidiaries to the extent within the scope of the authority reasonably believed to be conferred on such Indemnitee. However: (x) to the extent such Indemnitee is not entitled to exculpation with respect to such Obligations pursuant to Section 6.1, the Indemnitee shall not be entitled to indemnification for any such Obligations to the extent such Indemnitee would not be entitled to exculpation or indemnification pursuant to the certificate of incorporation and bylaws of PubCo (as the same may be amended from time to time); and (y) to the extent such Indemnitee is entitled to exculpation with respect to such Obligations pursuant to Section 6.1, the Indemnitee shall not be entitled to indemnification for any such Obligations to the extent they arise out of such Indemnitee’s (1) material breach of this Agreement or any other Transaction Document or (2) bad faith violation of the implied contractual covenant of good faith and fair dealing. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee was not entitled to indemnification under this Agreement. Any indemnification pursuant to this Section 6.2 shall be made only out of the assets of the Company and no Member shall have any personal liability on account thereof.

Section 6.3 Expenses. Expenses (including reasonable legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding described in Section 6.2 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as provided in Section 6.2. Any such undertaking shall be unsecured and interest free and shall be accepted without regard to an Indemnitee’s ability to repay amounts advanced and without regard to an Indemnitee’s entitlement to indemnification.

Section 6.4 Non-Exclusivity; Savings Clause. The indemnification and advancement of expenses set forth in Section 6.2 and Section 6.3 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any other agreement, policy of insurance or otherwise. The indemnification and advancement of expenses set forth in Section 6.2 and Section 6.3 shall continue as to an Indemnitee who has ceased to be a named Indemnitee and shall inure to the benefit of the heirs, executors, administrators, successors and permitted assigns of such a Person. If Section 6.1, Section 6.2 or Section 6.3 or any portion of

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this Agreement shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless exculpate, indemnify and advance expenses each Indemnitee to the fullest extent permitted by any applicable portion of such sections not so invalidated and to the fullest extent permitted by applicable law. The exculpation, indemnification and advancement of expenses provisions set forth in Section 6.1, Section 6.2 and Section 6.3 shall be deemed to be a contract between the Company and each of the Persons constituting Indemnitees at any time while such provisions remain in effect, whether or not such Person continues to serve in such capacity and whether or not such Person is a party to this Agreement. In addition, none of Section 6.1, Section 6.2 and Section 6.3 may be retroactively amended to adversely affect the rights of any Indemnitee arising in connection with any acts, omissions, facts or circumstances occurring prior to such amendment.

Section 6.5 Insurance. The Company may purchase and maintain insurance on behalf of the Indemnitees against any liability asserted against them and incurred by them in such capacity, or arising out of their status as Indemnitees, whether or not the Company would have the power to indemnify them against such liability under this Article VI.

Section 6.6 Managing Member Reimbursement. The Managing Member shall not be compensated for its services as Managing Member of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that the Managing Member’s Class A Common Stock is publicly traded and therefore the Managing Member has access to the public capital markets and that such status and the services performed by the Managing Member shall inure to the benefit of the Company and all Members; therefore, the Managing Member shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, expenses and costs associated with the Transactions (except as otherwise provided in the Transaction Agreement) and all fees, expenses and costs of being a public company (including public reporting obligations, proxy statements, stockholder meetings, Stock Exchange fees, transfer agent fees, legal fees, Securities and Exchange Commission and Financial Industry Regulatory Authority filing fees and offering expenses) and maintaining its corporate existence. In the event that shares of Class A Common Stock are sold to underwriters in any offering at a price per share that is lower than the price per share for which such shares of Class A Common Stock are sold to the public after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”), (i) the Managing Member shall be deemed to have contributed to the Company in exchange for newly issued Common Units the full amount for which such shares of Class A Common Stock were sold to the public, and (ii) the Company shall be deemed to have paid the Discount as an expense. To the extent practicable, expenses incurred by the Managing Member on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Managing Member or any of its Affiliates by the Company pursuant to this Section 6.6 constitute gross income to the Managing Member (as opposed to the repayment of advances made by the Managing Member on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts. Notwithstanding the foregoing, the Company shall not bear any income tax obligations of the Managing Member or any payments made pursuant to the Tax Receivable Agreement.

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ARTICLE VII

ACCOUNTING AND RECORDS; TAX MATTERS

Section 7.1 Accounting and Records. The books and records of the Company shall be made and maintained, and the financial position and the results of its operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Managing Member. The books and records of the Company shall reflect all Company transactions and shall be made and maintained in a manner that is appropriate and adequate for the Company’s business.

Section 7.2 Preparation of Tax Returns; Administrative Matters.

(a) The Company shall arrange for the preparation and timely filing of all Tax returns required to be filed by the Company, and making any elections described in Section 7.3. Each Unitholder shall furnish to the Company all pertinent information in its possession relating to the Company’s operations that is necessary to enable the Company’s income Tax returns to be prepared and filed.

(b) The Company shall deliver to each Unitholder (A) preliminary information relating to the Company (including a draft Schedule K-1) that is necessary for the preparation of such Unitholder’s returns for federal and state income Tax and any other Tax reporting purposes for a Taxable Year no later than March 31 of the following Taxable Year and (B) such final information (including a final Schedule K-1) that is consistent in all respects with the estimates provided pursuant to clause (A) by August 1 of such following Taxable Year, subject to any reasonable comments received from BT Assets (provided BT Assets owns 5% or more of the outstanding Common Units) that are received by May 31 of such following Taxable Year, which the Company shall consider in good faith. Subject to the preceding sentence, for so long BT Assets owns 5% or more of the outstanding Common Units, the Company shall (i) send a draft of any income tax return of the Company (other than the information and schedules referred to in the preceding sentence) to BT Assets, at least 15 days prior to filing, for review and comment, and (ii) consider in good faith all reasonable comments received from BT Assets at least five days prior to the due date for the filing of any such tax return.

(c) For so long as BT Assets owns 5% or more of the outstanding Common Units, the Company shall use reasonable best efforts to provide (or cause to be provided), at the Company’s expense, such accounting, tax, legal, insurance and administrative support to BT Assets and its Affiliates as BT Assets may reasonably request.

Section 7.3 Tax Elections. The Taxable Year shall be the Fiscal Year unless the Managing Member shall determine otherwise. The Managing Member shall determine whether to make or revoke any available election pursuant to the Code. Each Unitholder will upon request supply any information necessary to give proper effect to such election.

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Section 7.4 Tax Controversies.

(a) PubCo shall be the “partnership representative” (“PR”) of the Company for purposes of the Partnership Tax Audit Rules, and, as such, shall be authorized to designate any other Person selected by PubCo as the partnership representative. Each Member, by execution of this Agreement, consents to the appointment of PubCo (or its designee) as the PR as set forth in this Agreement and agrees to execute, certify, acknowledge, deliver, swear to, file and record, at the appropriate public offices, such documents as may be necessary or appropriate to evidence such consent and agrees to take, and that the PR is authorized to take (or cause the Company to take), such other actions as may be necessary pursuant to the Partnership Tax Audit Rules to cause such designation. The PR shall be authorized and required to represent the Company (at the Company’s expense) in connection with all audits and examinations of the Company’s affairs by Tax authorities, including resulting administrative and judicial proceedings, and to expend the Company’s funds for professional services reasonably incurred in connection therewith. In addition, the PR shall have the power and authority to (i) manage, control, settle, challenge, litigate, or prosecute, on behalf of the Company, any administrative proceedings or other action at the Company level with the Internal Revenue Service or any other taxing authority relating to the determination of any item of Company income, gain, loss, deduction, or credit for federal income tax purposes or otherwise relating to the Partnership Tax Audit Rules, and (ii) make any election under the Partnership Tax Audit Rules, and the PR shall have all other rights and powers granted under the Partnership Tax Audit Rules to a PR with respect to the Company and its Members. As long as BT Assets owns 5% or more of the outstanding Common Units for the year in which any audit, examination or resulting proceeding takes place or for the year that is the subject of any audit, examination or resulting proceeding: (A) the PR shall notify BT Assets of, and keep BT Assets reasonably informed with respect to, any such audit, examination or resulting proceeding the outcome of which is reasonably expected to affect the tax liabilities of BT Assets; (B) BT Assets shall have the right to discuss with the PR, and provide input and comment to the PR regarding, any such audit, examination or resulting proceeding; and (C) neither the PR nor any designated individual shall settle or compromise any such audit, examination or resulting proceeding to the extent they relate to issues the resolution of which would reasonably be expected to have a material and disproportionately adverse effect on the tax liability of BT Assets without BT Assets’ consent (such consent not to be unreasonably withheld, conditioned or delayed). Each Unitholder agrees to reasonably cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. For each Taxable Year in which the PR is an entity, the Company shall appoint the “designated individual” identified by the PR to act on its behalf in accordance with the applicable Partnership Tax Audit Rules. Promptly following a request of the PR or designated individual, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the PR and designated individual for all reasonable expenses, including legal and accounting fees, incurred by the PR or designated individual in its capacity as such.

(b) In the event of an audit by the Internal Revenue Service, or another applicable taxing authority, the PR shall be permitted to make, on a timely basis and to the extent permissible under applicable law, the election provided by Section 6226(a) of the Partnership Tax Audit Rules to treat a “partnership adjustment” as an adjustment to be taken into account by each Unitholder in accordance with Section 6226(b) of the Partnership Tax Audit Rules. If the election under Section 6226(a) of the of the Partnership Tax Audit Rules is made, each Unitholder who was a Unitholder of the Company for U.S. federal income tax purposes for the “reviewed year” (within the meaning of Code Section 6225(d)(1) of the Partnership Tax Audit Rules) shall take such adjustment into account as required under Section 6226(b) of the Partnership Tax Audit Rules and shall be liable for any related tax, interest, penalty, addition to tax, or additional amounts.

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(c) In the event of an audit by the Internal Revenue Service or other applicable taxing authority, if the PR does not or is otherwise unable to make the election provided by Section 6226(a) of the Partnership Tax Audit Rules as noted above, the PR shall allocate the burden of any taxes (including, for the avoidance of doubt, any “imputed underpayment” within the meaning of Section 6225 of the Partnership Tax Audit Rules), penalties, interest and related expenses imposed on the Company pursuant to the Partnership Tax Audit Rules among the Unitholder to whom such amounts are attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the PR and each Unitholder shall promptly upon request from the Managing Member (and in any event within five days of such request) reimburse the Company in full for the entire amount the PR determines to be attributable to such Unitholder. The Company will also be allowed to recover any amount due from such Unitholder pursuant to this Section 7.4(c) from any distribution otherwise payable to such Unitholder pursuant to this Agreement. Solely for purposes of determining the current Unitholder(s) to which any taxes or other amounts are attributable under this provision, references to any Unitholder in this Section 7.4(c) shall include a reference to each Person that previously held the Units currently held by such Unitholder (but only to the extent of such Person’s interest in such Units).

(d) The PR is authorized to, and shall follow principles (to the extent available) similar to those set forth in Section 7.4(a), Section 7.4(b) and Section 7.4(c) with respect to any audits by state, local, or foreign tax authorities and any tax liabilities that result therefrom.

(e) This Section 7.4 shall be interpreted to apply to Members and former Members and shall survive the transfer of a Member’s Units, the termination of this Agreement, and the termination, dissolution, liquidation and winding up of the Company.

Section 7.5 Earnout Units. The parties to this Agreement intend that, for U.S. federal income tax purposes, unless otherwise required by the Code or Treasury Regulations, (a) the Earnout Units received by each of BT Assets and PubCo shall not be treated as being received in connection with the performance of services, (b) the receipt of Common Units on conversion of any Earnout Units upon a Vesting Event shall be treated in accordance with principles similar to those set forth in Treasury Regulation Section 1.721-2(a), and (c) neither BT Assets nor PubCo shall be treated as having taxable income or gain as a result of the receipt of such Earnout Units or as a result of any Vesting Event (other than as a result of corrective allocations made pursuant to the second sentence of Section 4.5(e)). The Company shall prepare and file all tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. Notwithstanding the foregoing, each of BT Assets and PubCo may, within 30 days of the Closing Date, as defined in the Transaction Agreement, file with the IRS on a protective basis a completed election under Section 83(b) of the Code and the Treasury Regulations with respect to the Earnout Units.

ARTICLE VIII

TRANSFER OF UNITS; ADMISSION OF NEW MEMBERS

Section 8.1 Transfer of Units. Other than as provided for below in this Section 8.1, no Member may sell, assign, transfer, grant a participation in, pledge, hypothecate, encumber or otherwise dispose of (such transaction being in this Agreement collectively called a “Transfer”) all or any portion of its Units except with the approval of the Managing Member, which may be

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granted or withheld in its sole discretion. Without the approval of the Managing Member (but otherwise in compliance with Section 8.1), a Member may, at any time, (a) Transfer any portion of such Member’s Units pursuant to Article IX, and (b) Transfer any portion of such Member’s Units to a Permitted Transferee of such Member. Any Transfer of Units to a Permitted Transferee of such Member by a Member which also holds (x) Class V Common Stock must be accompanied by the transfer of a corresponding number of shares of Class V Common Stock (determined based upon the Exchange Rate then in effect) to such Permitted Transferee and (y) Class O Common Stock must be accompanied by the transfer of a corresponding number of shares of Class O Common Stock (determined based upon the Exchange Rate then in effect) to such Permitted Transferee. Any purported Transfer of all or a portion of a Member’s Units not complying with this Section 8.1 shall be void and shall not create any obligation on the part of the Company or the other Members to recognize that purported Transfer or to recognize the Person to which the Transfer purportedly was made as a Member. A Person acquiring a Member’s Units pursuant to this Section 8.1 shall not be admitted as a Substituted Member or an Additional Member except in accordance with the requirements of Section 8.2, but such Person shall, to the extent of the Units transferred to it, be entitled to such Member’s (i) share of Distributions, (ii) share of Profits and Losses and (iii) Capital Account in accordance with Section 3.5. Notwithstanding anything in this Agreement to the contrary, if a Member Transfers all or any portion of its Units after the designation of a record date and declaration of a Distribution pursuant to Section 4.1 and before the payment date of such Distribution, the transferring Member (and not the Person acquiring all or any portion of its Units) shall be entitled to receive such Distribution in respect of such transferred Units. Notwithstanding the foregoing, except as otherwise provided in this Agreement, including in Sections 3.2, 3.3 and 3.13 and Article IX, PubCo may not Transfer all or any part of its Units without the consent of the Members (other than PubCo) holding at least a majority of the aggregate Common Units then outstanding and held by such Members (other than PubCo).

Section 8.2 Recognition of Transfer; Substituted and Additional Members.

(a) No direct or indirect Transfer of all or any portion of a Member’s Units may be made, and no purchaser, assignee, transferee or other recipient of all or any part of such Units shall be admitted to the Company as a Substituted Member or Additional Member under this Agreement, unless:

(i) the provisions of Section 8.1 shall have been complied with;

(ii) in the case of a proposed Substituted Member or Additional Member that is (A) a competitor or potential competitor of PubCo or the Company or their respective Subsidiaries, (B) a Person with whom PubCo or the Company or their respective Subsidiaries has had or is expected to have a material commercial or financial relationship or (C) likely to subject PubCo or the Company or their respective Subsidiaries to any material legal or regulatory requirement or obligation, or materially increase the burden thereof, in each case as determined by the Managing Member in its sole discretion, the admission of the purchaser, assignee, transferee or other recipient as a Substituted Member or Additional Member shall have been approved by the Managing Member;

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(iii) the Managing Member shall have been furnished with the documents effecting such Transfer, in form and substance reasonably satisfactory to the Managing Member, executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee, transferee or other recipient, and the Managing Member shall have executed (and the Managing Member agrees to execute) any other documents on behalf of itself and the Members required to effect the Transfer;

(iv) the provisions of Section 8.2(b) shall have been complied with;

(v) the Managing Member shall be reasonably satisfied that such Transfer will not (A) result in a violation of the Securities Act or any other applicable law; or (B) cause an assignment under the Investment Company Act;

(vi) such Transfer would not be reasonably expected to cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or any other association taxable as a corporation for federal income tax purposes and, without limiting the generality of the foregoing, such Transfer shall not be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Treas. Reg. § 1.7704-1;

(vii) the Managing Member shall have received the opinion of counsel, if any, required by Section 8.2(c) in connection with such Transfer; and

(viii) all necessary instruments reflecting such Transfer or admission shall have been filed in each jurisdiction in which such filing is necessary to qualify the Company to conduct business or to preserve the limited liability of the Members.

(b) Each Substituted Member and Additional Member shall be bound by all provisions of this Agreement. Each Substituted Member and Additional Member, as a condition to its admission as a Member, shall execute and acknowledge such instruments (including a counterpart of this Agreement or a joinder agreement in customary form), in form and substance reasonably satisfactory to the Managing Member, as the Managing Member reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such Substituted Member or Additional Member to be bound by all the terms and provisions of this Agreement with respect to the Units acquired by such Substituted Member or Additional Member. The admission of a Substituted Member or Additional Member shall not require the consent of any Member (but shall require the consent of the Managing Member, if and to the extent such consent of the Managing Member is expressly required by this Article VIII). As promptly as practicable after the admission of a Substituted Member or Additional Member, the Unit Ownership Ledger and other books and records of the Company shall be changed to reflect such admission.

(c) As a further condition to any Transfer of all or any part of a Member’s Units, the Managing Member may, in its discretion, require a written opinion of counsel to the transferring Member (such counsel reasonably satisfactory to the Managing Member), obtained at the sole expense of the transferring Member, reasonably satisfactory in form and substance to the Managing Member, as to such matters as are customary and appropriate in transactions of this type, including, without limitation (or, in the case of any Transfer made to a Permitted Transferee, limited to an opinion) to the effect that such Transfer will not result in a violation of the registration or other requirements of the Securities Act or any other federal or state securities laws. No such opinion, however, shall be required in connection with a Transfer made pursuant to Article IX.

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Section 8.3 Expense of Transfer; Indemnification. All reasonable costs and expenses incurred by the Managing Member and the Company in connection with any Transfer of a Member’s Units, including any filing and recording costs and the reasonable fees and disbursements of counsel for the Company, shall be paid by the transferring Member. In addition, the transferring Member indemnifies the Managing Member and the Company against any losses, claims, damages or liabilities to which the Managing Member, the Company, or any of their Affiliates may become subject arising out of or based upon any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such transferring Member or such transferee in connection with such Transfer.

ARTICLE IX

REDEMPTION; EXCHANGE

Section 9.1 Redemption of Common Units.

(a) Elective Redemption.

(i) From and after the First Redemption Time, each Member (other than PubCo and its Subsidiaries) shall be entitled, upon the terms and subject to the conditions of this Agreement, to cause the Company to redeem its Redeemable Units in whole or in part, in each case, relating to a corresponding number of shares of Class V Common Stock or Class O Common Stock after taking into account the Exchange Rate (in each case, free and clear of all Liens) of such Member, in exchange for the delivery to the Member (or its designee) of either, at the option of the Managing Member, (x) (1) in the case of a corresponding number of shares of Class V Common Stock, a number of shares of Class M Common Stock that is equal to the product of the applicable Redeemed Unit Amount multiplied by the Exchange Rate and (2) in the case of a corresponding number of shares of Class O Common Stock, a number of shares of Class A Common Stock that is equal to the product of the applicable Redeemed Unit Amount multiplied by the Exchange Rate or (y) solely in connection with a Redemption (including a Change of Control Redemption) that coincides with a public offering or private sale of Class A Common Stock, the applicable Cash Payment. Any redemption of Redeemable Units for Class M Common Stock, Class A Common Stock or the Cash Payment, as applicable, is defined in this Agreement as a “Redemption” Subject to Section 9.1(a)(ii), after the First Redemption Time, each Member (other than PubCo and its Subsidiaries) may elect to cause the Company to redeem Redeemable Units at any time and from time to time in accordance with the terms of this Agreement, but a Unitholder may not cause a Redemption more than once per Fiscal Quarter without the prior written consent of the Managing Member. The minimum number of Redeemable Units (and corresponding number of shares of Class V Common Stock or Class O Common Stock after taking into account the Exchange Rate, if any) that may be redeemed by any Member shall be the lesser of (1) [•] and (2) all of the Redeemable Units (and corresponding number of shares of Class V Common Stock or Class O Common Stock taking into account the Exchange Rate, if any) then held by such Member and its Affiliates. Notwithstanding anything to the contrary in this Agreement, the Company shall not, nor

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shall PubCo pursuant to Section 9.1(f), effectuate a Cash Payment pursuant to this Section 9.1(a) or Section 9.1(b) unless (A) PubCo determines to consummate a private sale or public offering of Class A Common Stock substantially concurrently with the relevant Redemption Date and (B) PubCo contributes sufficient proceeds from such private sale or public offering to the Company for payment by the Company of the applicable Cash Payment. For the avoidance of doubt, the Company shall have no obligation to make a Cash Payment that exceeds the cash contributed to the Company by PubCo from PubCo’s offering or sales of Class A Common Stock referenced earlier in this Section 9.1(a)(i).

(ii) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, nor shall PubCo pursuant to Section 9.1(f), be obligated to, effectuate a Redemption of Redeemable Units as set forth in this Section 9.1(a), and the Company shall have the right to refuse to honor any request for such a Redemption, if at any time PubCo or the Company determines based on the advice of counsel that such Redemption would be prohibited by law or regulation (including the unavailability of a registration of such Redemption under the Securities Act, or the unavailability of an exemption from the registration requirements under the Securities Act). Upon such determination, PubCo or the Company (as applicable) shall notify the Member requesting such Redemption, which such notice shall include an explanation in reasonable detail as to the reason that the Redemption request has not been honored.

(iii) A Member shall exercise its right to cause the Company to effectuate a Redemption of Redeemable Units, as set forth in this Section 9.1(a) by delivering to the Company, with a contemporaneous copy delivered to PubCo, during normal business hours, (A) a written election of redemption in respect of the Redeemable Units to be redeemed substantially in the form of Exhibit A to this Agreement (a “Redemption Notice”), duly executed by such Member; (B) any certificates in such Member’s possession representing such Redeemable Units, (C) any stock certificates in such Member’s possession representing the corresponding number of shares of Class V Common Stock or Class O Common Stock to be retired in connection with such Redemption, in accordance with Section [•] of PubCo’s certificate of incorporation and (D) if PubCo, the Company or any redeeming Subsidiary requires the delivery of the certification contemplated by Section 9.4(b), such certification or written notice from such Member that it is unable to provide such certification. Unless such Member timely has delivered a Retraction Notice pursuant to Section 9.1(a)(vi), a Redemption pursuant to this Section 9.1(a) shall be effected on the fifth Business Day following the Business Day on which PubCo and the Company have received the items specified in clauses (A)-(D) of the first sentence of this Section 9.1(a)(iii) or such later date that is a Business Day specified in the Redemption Notice (such Business Day, the “Redemption Date”). Notwithstanding the foregoing, the Company may establish alternate exchange procedures as necessary to facilitate the establishment by such Member of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. On the Redemption Date, all rights of such Member as a holder of the Redeemable Units (and the corresponding number of shares of Class V Common Stock or Class O Common Stock to be cancelled) that are subject to the Redemption shall cease, and unless the Company has elected Cash Payment, such Member (or its designee) shall be treated for all purposes as having become the record holder of the shares of Class M Common Stock or Class A Common Stock to be received by such Member in respect of such Redemption.

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(iv) Within two Business Days following the Business Day on which PubCo and the Company have received the Redemption Notice, the Company shall give written notice (the “Contribution Notice”) to such Member of its intended settlement method. If the Company does not timely deliver a Contribution Notice, the Company shall be deemed to have not elected the Cash Payment method.

(v) The Member may specify, in an applicable Redemption Notice, that the Redemption is to be contingent (including as to timing) upon the occurrence of any transaction or event, including the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering, Change of Control transaction or otherwise) of shares of Class A Common Stock or any merger, consolidation or other business combination.

(vi) A Member may withdraw or amend its Redemption Notice, in whole or in part, at any time prior to 5:00 p.m. New York, New York time, on the Business Day immediately prior to the Redemption Date by giving written notice (a “Retraction Notice”) to the Company (with a copy to PubCo) specifying (in each case, subject to the requirements set forth in Section 9.1(a)((i))) (A) the number of withdrawn Redeemable Units, (B) the number of Redeemable Units (and corresponding number of shares of Class V Common Stock or Class O Common Stock after taking into account the Exchange Rate) as to which the Redemption Notice remains in effect, if any, and (C) if the Member so determines, a new Redemption Date or any other new or revised information permitted in the Redemption Notice.

(b) Change of Control. In connection with a Change of Control, and subject to any approval of the Change of Control by the holders of Class A Common Stock, Class M Common Stock, Class O Common Stock and Class V Common Stock that may be required:

(i) PubCo shall have the right to require each Member (other than PubCo and its Subsidiaries) to effectuate a Redemption by the Company of some or all of such Member’s Redeemable Units, relating to a corresponding number of shares of Class V Common Stock or Class O Common Stock after taking into account the Exchange Rate (in each case, free and clear of all Liens) of such Member, in each case, in exchange for the delivery to such Member (or its designee) of (1) in the case of a corresponding number of shares of Class V Common Stock, a number of shares of Class M Common Stock that is equal to the product of the applicable Redeemed Unit Amount multiplied by the Exchange Rate and (2) in the case of a corresponding number of shares of Class O Common Stock, a number of shares of Class A Common Stock that is equal to the product of the applicable Redeemed Unit Amount multiplied by the Exchange Rate (such Redemption, a “Change of Control Redemption”). However, if PubCo elects to require such Member to redeem less than all of its outstanding Redeemable Units (and the corresponding number of shares of Class V Common Stock or Class O Common Stock after taking into account the Exchange Rate), such Member’s participation in the required Redemption shall be reduced pro rata based on ownership of Redeemable Units. For the avoidance of doubt, any Redeemable Units that are not redeemed pursuant to a Change of Control Redemption may be caused to be redeemed by the Member after the Change of Control transaction pursuant to Section 9.1(a) subject to and in accordance with the terms of Section 9.1(a).

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(ii) The election of PubCo pursuant to this Section 9.1(b) shall be at the sole discretion of PubCo upon the approval by a majority of the board of directors of PubCo.

(iii) Any Redemption pursuant to this Section 9.1(b) shall be effective immediately prior to the consummation of the Change of Control (and, for the avoidance of doubt, shall not be effective if such Change of Control is not consummated) (the “Change of Control Redemption Date”). From and after the Change of Control Redemption Date, such Member shall cease to have any rights with respect to the Redeemable Units (and the corresponding number of shares of Class V Common Stock or Class O Common Stock to be cancelled) that are subject to the Redemption pursuant to this Section 9.1(b) (other than the right to receive shares of Class M Common Stock or Class A Common Stock pursuant to Section 9.1(b)(i) upon compliance with its obligations under Section 9.1(c)).

(iv) PubCo shall provide written notice of an expected Change of Control to each Member within the earlier of (x) five Business Days following the execution of the agreement with respect to such Change of Control and (y) 10 Business Days before the proposed date upon which the contemplated Change of Control is to be effected, indicating in such notice such information as may reasonably describe the Change of Control transaction, subject to applicable law, including the date of execution of such agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for Redeemable Units and shares of Class V Common Stock, shares of Class M Common Stock, shares of Class O Common Stock or shares of Class A Common Stock, as applicable, in the Change of Control (which consideration shall be equivalent whether paid for Redeemable Units and shares of Class V Common Stock, shares of Class M Common Stock, shares of Class O Common Stock or shares of Class A Common Stock), any election with respect to types of consideration that a holder of Redeemable Units and shares of Class V Common Stock, shares of Class M Common Stock, shares of Class O Common Stock or shares of Class A Common Stock, as applicable, shall be entitled to make in connection with the Change of Control, the percentage of total Redeemable Units and shares of Class V Common Stock, shares of Class M Common Stock, shares of Class O Common Stock or shares of Class A Common Stock, as applicable, to be transferred to the acquirer by all stockholders in the Change of Control, and the number of Redeemable Units and shares of Class V Common Stock or Class O Common Stock held by each Member that PubCo intends to require to be redeemed for shares of Class M Common Stock or Class A Common Stock, as applicable, in connection with the Change of Control. PubCo shall update such notice from time to time to reflect any material changes to such notice. PubCo may satisfy any such notice and update requirements described in the preceding two sentences by providing such information on a Form 8-K, Schedule TO, Schedule 14D-9, Preliminary Merger Proxy on Schedule 14A, Definitive Merger Proxy on Schedule 14A, Registration Statement on Form S-4, or similar form filed with the SEC.

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(c) Redemption Procedure on Change of Control Redemption. On or prior to the Change of Control Redemption Date, each Member shall deliver to PubCo and the Company, during normal business hours at the principal executive offices of PubCo and the Company, respectively: (A) a Redemption Notice, duly executed by such Member, (B) any certificates in such Member’s possession representing the Redeemable Units being surrendered by such Member, (C) any stock certificates in such Member’s possession representing the corresponding number of shares of Class V Common Stock or Class O Common Stock to be retired in connection with such Redemption, in accordance with Section [•] of PubCo’s certificate of incorporation and (D) if PubCo, the Company or any redeeming Subsidiary requires the delivery of the certification contemplated by Section 9.4(b), such certification or written notice from such Member that it is unable to provide such certification.

(d) Redemption Consideration. As promptly as practicable on or after the Redemption Date or Change of Control Redemption Date, as applicable, provided the Member has satisfied its obligations under Section 9.1(a)(iii) or Section 9.1(c), as applicable, the Company or PubCo shall deliver or cause to be delivered to such Member (or its designee), either certificates or evidence of book-entry shares representing the number of shares of Class M Common Stock or Class A Common Stock deliverable upon the applicable Redemption, registered in the name of such Member (or its designee) or, if the Company has so elected, the Cash Payment. Notwithstanding anything set forth in this Section 9.1(d) to the contrary, to the extent the Class M Common Stock or Class A Common Stock issued in the Redemption will be settled through the facilities of The Depository Trust Company, the Company or PubCo will, upon the written instruction of such Member, deliver the shares of Class M Common Stock or Class A Common Stock deliverable to such Member through the facilities of The Depository Trust Company to the account of the participant of The Depository Trust Company designated by such Member in the Exchange Election Notice. Upon the Member exercising its Redemption right in accordance with Section 9.1(a)(i) or the occurrence of a Change of Control Redemption, the Company or PubCo shall take such actions as (A) may be required to ensure that the Member receives the shares of Class M Common Stock or Class A Common Stock or the Cash Payment that such Member is entitled to receive in connection with such Redemption pursuant to this Section 9.1, and (B) may be reasonably within its control that would cause such Redemption to be treated for purposes of the Tax Receivable Agreement as an “Exchange” under the Tax Receivable Agreement to the extent the redeeming Member is entitled to benefits under the Tax Receivable Agreement.

(e) Contribution by PubCo. In connection with any Redemption by the Company, PubCo shall contribute to the Company the shares of Class M Common Stock or Class A Common Stock or Cash Payment that the Member is entitled to receive in such Redemption. Unless such Member has timely delivered a Retraction Notice as provided in Section 9.1(a)(vi), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) PubCo shall make a capital contribution to the Company (in the form of the shares of Class M Common Stock or Class A Common Stock or the Cash Payment that such Member is entitled to receive in such Redemption) required under this Section 9.1(e), (ii) the Company shall transfer such shares of Class M Common Stock or Class A Common Stock or Cash Payment to such Member in redemption of such Member’s Units in the Company, and (iii) in the case of a Redemption for Class M Common Stock or Class A Common Stock or the Cash Payment (as applicable), the Company shall issue to PubCo a number of Common Units equal to the Redeemed Unit Amount surrendered by such Member.

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(f) Direct Exchange Right of PubCo. Notwithstanding anything in this Agreement to the contrary, PubCo may, in its sole discretion, elect to effect, on the Redemption Date, the exchange of Redeemable Units for Class M Common Stock or Class A Common Stock or the Cash Payment (as applicable) through a direct exchange of such Redeemable Units for Class M Common Stock or Class A Common Stock or the Cash Payment (as applicable) between the Member, on the one hand, and PubCo (or, if designated by PubCo, one or more of its Subsidiaries), on the other hand (a “Direct Exchange”) (rather than contributing the Class M Common Stock or Class A Common Stock or the Cash Payment (as applicable) to the Company for purposes of the Company redeeming the Redeemable Units in accordance with this Article IX). The applicable provisions of this Article IX (including, for the avoidance of doubt, with respect to the surrender by the redeeming Member of Class V Common Stock or Class O Common Stock for cancellation) shall apply to such Direct Exchange, mutatis mutandis, with PubCo (or one or more of its Subsidiaries) directly acquiring the Redeemable Units, in lieu of the Company, and otherwise discharging the obligations of the Company with respect to delivery of Class M Common Stock or Class A Common Stock or the Cash Payment (as applicable) to which the Member is entitled. PubCo may, at any time prior to a Redemption Date (including after delivery of an Election Notice), deliver written notice (an “Exchange Election Notice”) to the Company and the redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange. Any such election is subject to the limitations set forth in this Article IX and does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by PubCo at any time so long as such revocation does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable only for all (and not less than all) of the Redeemable Units that would have otherwise been subject to a Redemption.

(g) Legends.

(i) The shares of Class M Common Stock or Class A Common Stock issued upon a Redemption or Direct Exchange, other than any such shares issued in a Redemption or Direct Exchange subject to an effective registration statement under the Securities Act, shall bear a legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED OTHER THAN IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (OR OTHER APPLICABLE LAW), OR AN EXEMPTION THEREFROM.

(ii) If (A) any shares of Class M Common Stock or Class A Common Stock have been sold pursuant to a registration statement that has become or been declared effective by the SEC, or (B) all of the applicable conditions of Rule 144 are met (without regard to volume or manner of sale restrictions), or (C) the legend (or a portion thereof) otherwise ceases to be applicable, PubCo, upon the written request of the holder of such shares, shall promptly provide such holder or its respective transferees with new certificates

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(or evidence of book-entry) for securities of like tenor not bearing the provisions of the legend with respect to which the restriction has terminated. In connection therewith, such holder shall provide PubCo with such information in its possession as PubCo may reasonably request (which may include an opinion of counsel reasonably acceptable to PubCo) in connection with the removal of any such legend.

(h) Cancellation of Class V Common Stock or Class O Common Stock. Any shares of Class V Common Stock or Class O Common Stock surrendered in a Redemption or Direct Exchange shall automatically be deemed cancelled without any action on the part of any Person, including PubCo. Any such cancelled shares of Class V Common Stock or Class O Common Stock shall no longer be outstanding, and all rights with respect to such shares shall automatically cease and terminate.

(i) Expenses. Except as otherwise agreed, PubCo, the Company, any exchanging Subsidiary and the redeeming Member shall bear their own expenses in connection with the consummation of any Redemption or Direct Exchange, whether or not any such Redemption or Direct Exchange is ultimately consummated, except that PubCo shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Redemption or Direct Exchange. However, if any shares of Class M Common Stock or Class A Common Stock are to be delivered in a name other than that of the Member (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such Member) or the Cash Payment is to be paid to a Person other than the Member, then such Member or the Person in whose name such shares are to be delivered or to whom the Cash Payment is to be paid shall pay to PubCo the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Redemption or Direct Exchange or shall establish to the reasonable satisfaction of PubCo that such tax has been paid or is not payable.

Section 9.2 Adjustments. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class V Common Stock, Class O Common Stock or Common Units that is not accompanied by a substantively identical subdivision or combination of Class M Common Stock or Class A Common Stock, as applicable; or (b) any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class M Common Stock or Class A Common Stock that is not accompanied by a substantively identical subdivision or combination of the shares of Class V Common Stock or Class O Common Stock or Common Units, as applicable. To the extent not reflected in an adjustment to the Exchange Rate, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class M Common Stock or the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, then upon any subsequent Redemption, the Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Redemption had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as

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a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class M Common Stock or the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, this Section 9.2 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.

Section 9.3 Class A Common Stock and Class M Common Stock to be Issued.

(a) PubCo shall at all times reserve and keep available out of its authorized but unissued Class M Common Stock and Class A Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of Class M Common Stock and Class A Common Stock as shall be sufficient to effect the conversion of all outstanding Common Units (including Earnout Units, and other than those Common Units held by PubCo or any subsidiary of PubCo). However, nothing contained in this Agreement shall be construed to preclude PubCo from satisfying its obligations in respect of any such Redemption or Direct Exchange by delivery of unencumbered purchased shares of Class M Common Stock and Class A Common Stock (which may or may not be held in the treasury of PubCo or any PubCo subsidiary).

(b) PubCo has taken and will take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and be exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions or dispositions of equity securities of PubCo (including any derivative securities) and any securities that may be deemed to be equity securities or derivative securities of PubCo for such purposes that result from the transactions contemplated by this Agreement, by each director or officer of PubCo (including directors-by-deputization) who may reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PubCo upon the registration of any class of equity security of PubCo pursuant to Section 12 of the Exchange Act (with the authorizing resolutions specifying the name of each such officer or director whose acquisition or disposition of securities is to be exempted and the number of securities that may be acquired and disposed of by each such Person pursuant to this Agreement).

(c) If any Takeover Law or other similar law or regulation becomes or is deemed to become applicable to this Agreement or any of the transactions contemplated by this Agreement, PubCo shall use its reasonable best efforts to render such law or regulation inapplicable to all of the foregoing.

(d) PubCo covenants that all shares of Class M Common Stock and Class A Common Stock issued upon a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable and not subject to any preemptive, participation or similar right of stockholders to subscribe for or acquire equity interests of PubCo or to any right of first refusal or other right in favor of any Person.

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Section 9.4 Withholding; Certification of Non-Foreign Status.

(a) If PubCo or the Company shall be required to withhold any amounts by reason of any U.S. federal, state, local or foreign tax rules or regulations in respect of any Redemption or Direct Exchange, PubCo or the Company, as the case may be, shall be entitled to take such action as it deems appropriate to ensure compliance with such withholding requirements, including, at its option, withholding shares of Class M Common Stock or Class A Common Stock with a fair market value equal to the minimum amount of any taxes that PubCo or the Company, as the case may be, may be required to withhold with respect to such Redemption or Direct Exchange. To the extent that amounts are (or property is) so withheld and paid over to the appropriate taxing authority, such withheld amounts (or property) shall be treated for all purposes of this Agreement as having been paid (or delivered) to the Member.

(b) Notwithstanding anything to the contrary in this Agreement, each of PubCo and the Company may, in its discretion, require that a Member deliver to PubCo or the Company, as the case may be, a duly completed and executed IRS Form W-9 (or other withholding form or certification) prior to a Redemption or Direct Exchange. In the event PubCo or the Company has required delivery of such form or certification but such Member does not provide such form or certification, PubCo or the Company, as the case may be, shall nevertheless deliver or cause to be delivered to such Member the Class M Common Stock, the Class A Common Stock or the Cash Payment in accordance with Section 9.1, but subject to withholding as provided in Section 9.4(a).

Section 9.5 Tax Treatment. Unless otherwise required by applicable law, the Members acknowledge and agree that any Redemption or Direct Exchange with the Company or PubCo shall be treated as a direct exchange between PubCo and such Member for U.S. federal and applicable state and local income tax purposes. The Members intend to treat any Redemption or Direct Exchange consummated under this Agreement as a taxable sale of the Redeemable Units and Class V Common Stock (if any) or Class O Common Stock (if any), as applicable, by the Member to PubCo for U.S. federal and applicable state and local income tax purposes except as otherwise mutually agreed to in writing by such Member and PubCo. No party to this Agreement shall take a position inconsistent with such intended tax treatment on any tax return, amendment to such tax return or any other communication with a taxing authority, in each case unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

Section 9.6 PTP Tax Consequences. Notwithstanding anything to the contrary in this Agreement, if the Managing Member, after consultation with its outside legal counsel and tax advisor, determines in good faith that interests in the Company do not meet the requirements of Treasury Regulation Section 1.7704-1(h) (or other provisions of those Regulations as determined by the Managing Member in its sole discretion) or that any Transfer, Redemption or Direct Exchange could (as determined in the reasonable discretion of the Managing Member exercised in good faith) cause the Company to be treated as a “publicly traded partnership” under Section 7704 of the Code, the Company may impose such restrictions on such Transfers, Redemptions, or Direct Exchanges as the Company may reasonably determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code.

Section 9.7 Distributions. No Redemption or Direct Exchange will impair the right of a Member to receive any distribution for periods ending on or prior to the Redemption Date for such Redemption or Direct Exchange (but for which payment had not yet been made with respect to the Redeemable Units in question at the time the Redemption or Direct Exchange is

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consummated). For purposes of this Section 9.7, a Member’s right to receive its pro rata portion of any distribution by the Company in respect of such periods shall not be deemed impaired to the extent that the Company has not paid PubCo its pro rata portion of such distribution prior to the consummation of the applicable Redemption or Direct Exchange.

Section 9.8 Certain BT Assets Rights. Each of PubCo, the Company and BT Assets acknowledges and agrees that Class V Common Stock may only be issued by PubCo to BT Assets and its Affiliates. Notwithstanding anything to the contrary in this Agreement, any Redemption or Direct Exchange involving an exchange of Class V Common Stock for Class M Common Stock may, at the option of the applicable Member, be an exchange of Class V Common Stock for Class A Common Stock.

ARTICLE X

RESIGNATION OF UNITHOLDERS

Section 10.1 Resignation of Unitholders. No Unitholder shall have the power or right to resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XI, without the prior written consent of the Managing Member (which consent may be withheld by the Managing Member in its sole discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Unitholder’s Units in a Transfer permitted by this Agreement, and (if applicable) any Equity Agreements, such Unitholder shall cease to be a Unitholder. Notwithstanding that payment on account of a resignation may be made after the effective time of such resignation, any completely resigning Unitholder will not be considered a Unitholder for any purpose after the effective time of such complete resignation, and, in the case of a partial resignation, such Unitholder’s Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes under this Agreement upon the effective time of such partial resignation.

ARTICLE XI

DISSOLUTION AND LIQUIDATION

Section 11.1 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members. The Company shall dissolve, and its affairs shall be wound up upon the first of the following to occur:

(a) at the election of the Managing Member;

(b) the termination of the legal existence of the last remaining member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Delaware Act; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

Except as otherwise set forth in this Article XI the Company is intended to have perpetual existence. An Event of Withdrawal, in and of itself, shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

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Bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Delaware Act) shall not cause a Member to cease to be a member of the Company.

Section 11.2 Liquidation and Termination. On the dissolution of the Company, the Managing Member shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided in this Agreement and in the Delaware Act. The costs of liquidation shall be borne as the Company’s expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Managing Member. The steps to be accomplished by the liquidators are as follows:

(a) In accordance with Section 18-804 of the Delaware Act, the liquidators shall pay, satisfy or discharge from the Company’s funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

(b) After satisfaction of all liabilities of the Company in accordance with Section 11.2(a) above, the liquidators shall (i) determine the Fair Market Value (the “Liquidation FMV”) of the Company’s remaining assets (the “Liquidation Assets”) in accordance with Article XI, (ii) determine the amounts to be distributed to each Unitholder in accordance with Section 4.1, and (iii) deliver to each Unitholder a statement (the “Liquidation Statement”) setting forth the Liquidation FMV and the amounts and recipients of such Distributions, which Liquidation Statement shall be final and binding on all Unitholders.

(c) As soon as the Liquidation FMV and the proper amounts of Distributions have been determined in accordance with Section 11.2(b) above, the liquidators shall promptly distribute the Company’s Liquidation Assets to the Unitholders in accordance with Section 4.1(b) above. In making such distributions, the liquidators shall allocate each type of Liquidation Assets (i.e., cash or cash equivalents, preferred or common equity securities, etc.) among the Unitholders ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder. For the avoidance of doubt, the liquidators may allocate each type of Liquidation Assets so as to give effect to and take into account the relative priorities of the different Units, and in the event that any securities are part of the Liquidation Assets, each Unitholder that is not an “accredited investor” as such term is defined under the Securities Act may, in the sole discretion of the Managing Member, receive, and agrees to accept, in lieu of such securities, cash consideration with an equivalent value to such securities as determined by the Managing Member. Any non-cash Liquidation Assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Section 4.2 and Section 4.3. If any Unitholder’s Capital Account is not equal to the amount to be distributed to such Unitholder pursuant to Section 11.2(b), Profits and Losses for the Fiscal Year in which the Company is wound up shall be allocated among the Unitholders in such a manner as to cause, to the extent possible, each Unitholder’s Capital Account to be equal to the amount to be distributed to such Unitholder pursuant to Section 11.2(b). The distribution of cash or property to a Unitholder in accordance with the provisions of this Section 11.2(b) constitutes a complete return to the Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and all the Company property and, to the fullest extent permitted by law, constitutes a compromise to which all Unitholders have consented within the meaning of the Delaware Act. To the extent that a Unitholder returns funds to the Company, to the fullest extent permitted by law, it has no claim against any other Unitholder for those funds.

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Section 11.3 Securityholders Agreement. To the extent that Units or other Equity Securities of any Subsidiary are distributed to any Unitholders and unless otherwise agreed to by the Managing Member, such Unitholders agree to enter into a securityholders agreement with such Subsidiary and each other Unitholder which contains rights and restrictions in form and substance similar to the provisions and restrictions set forth in this Agreement (including in Article VIII).

Section 11.4 Cancellation of Certificate. On completion of the distribution of the Company’s assets as provided in this Agreement, the Managing Member (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company, and upon the filing of the certificate of cancellation of the Certificate, the Company shall be terminated (and the Company shall not be terminated prior to such time). The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 11.4.

Section 11.5 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 11.2 to minimize any losses otherwise attendant upon such winding up.

Section 11.6 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion of Capital Contributions to the Unitholders (it being understood that any such return shall be made solely from the Company assets).

Section 11.7 Hart-Scott-Rodino. In the event the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) is applicable to any Unitholder, the dissolution of the Company shall not be consummated until such time as the applicable waiting period (and extensions of such waiting period) under the HSR Act have expired or otherwise been terminated with respect to each such Unitholder.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Power of Attorney. Each Unitholder constitutes and appoints PubCo and the liquidators, if any and as applicable, and their respective designees, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (to the same extent such Person could take such action): (a) this Agreement, all certificates and other instruments and all amendments of this Agreement in accordance with the terms of this Agreement which PubCo deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property or as otherwise permitted in this Agreement; (b) all instruments, agreements,

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amendments or other documents which PubCo deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents which PubCo or the liquidators deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal or substitution of any Unitholder pursuant to Article VIII or Article X. The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Unitholder and the Transfer of all or any portion of his, her or its Units and shall extend to such Unitholder’s heirs, successors, permitted assigns and personal representatives.

Section 12.2 Amendments. Subject to the following sentence, this Agreement may be amended (including, for purposes of this Section 12.2, any amendment effected directly or indirectly by way of a merger or consolidation of the Company) or waived, in whole or in part, by the Managing Member. To the extent any amendment or waiver, including any amendment or waiver of the Exhibits attached to this Agreement, would disproportionately and adversely affect the rights of any Member of a class compared with the rights of any other Member of such class, such amendment or waiver may only be made by the Managing Member upon the prior written consent of such disproportionately and adversely affected Member.

Section 12.3 Title to the Company Assets. The Company’s assets shall be deemed to be owned by the Company as an entity, and no Unitholder, individually or collectively, shall have any ownership interest in such assets (or any portion of such assets). Legal title to any or all of such assets may be held in the name of the Company or one or more nominees, as the Managing Member may determine. The Managing Member declares and warrants that any Company assets for which legal title is held in the name of any nominee shall be held in trust by such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All the Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held.

Section 12.4 Remedies. Each Unitholder and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

Section 12.5 Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

Section 12.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any

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other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement or if such term or provision could be drawn more narrowly so as not to be illegal, invalid, prohibited or unenforceable in such jurisdiction, it shall be so narrowly drawn, as to such jurisdiction, without invalidating the remaining terms and provisions of this Agreement or affecting the legality, validity or enforceability of such term or provision in any other jurisdiction.

Section 12.7 Counterparts; Binding Agreement. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties to this Agreement. This Agreement and all of the provisions of this Agreement shall be binding upon and effective as to each Person who (a) executes this Agreement in the appropriate space provided in the signature pages to this Agreement notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages to this Agreement and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

Section 12.8 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms of such agreement, and if applicable of this Agreement. Whenever required by the context, references to a Fiscal Year shall refer to a portion of such Fiscal Year. The use of the words “or,” “either” and “any” shall not be exclusive. Unless the context of this Agreement otherwise requires, references to statutes or other Laws shall include all regulations and references promulgated under such statutes or other Laws and references to statutes, regulations or other Laws shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and, to the fullest extent permitted by law, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

Section 12.9 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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Section 12.10 Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) telecopied to the recipient, or delivered by means of electronic mail (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if telecopied/emailed before 5:00 p.m. New York, New York time on a Business Day, and otherwise on the next Business Day, or (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company’s books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

Section 12.11 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in the Company’s Profits, Losses, Distributions, capital or property other than as a secured creditor. Notwithstanding the foregoing, each of the Indemnitees are intended third party beneficiaries of Section 6.1(b) and shall be entitled to enforce such provision (as it may be in effect from time to time).

Section 12.12 No Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach of this Agreement shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 12.13 Further Action. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 12.14 Entire Agreement. This Agreement and the other Transaction Documents embody the complete agreement and understanding among the parties with respect to the subject matter in this Agreement and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

Section 12.15 Delivery by Electronic Means. This Agreement, the agreements referred to in this Agreement, and each other agreement or instrument contemplated by or entered into in connection with this Agreement, and any amendments to this Agreement or such other agreements or instruments, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf) or comparable electronic transmission, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version delivered in person. At the request of any party to this Agreement or to any such agreement or instrument, each other party to this Agreement or such other agreement or instrument shall re-execute original forms of such agreement or instrument and deliver them to all other parties. No party to this Agreement or to any such agreement or instrument shall raise the use of a facsimile machine or pdf electronic transmission or comparable electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

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Section 12.16 Certain Acknowledgments. This Agreement shall be considered for all purposes as having been prepared through the joint efforts of the parties. No presumption shall apply in favor of any party in the interpretation of this Agreement or in the resolution of any ambiguity of any provision of this Agreement based on the preparation, substitution, submission or other event of negotiation, drafting or execution of this Agreement. Each Member and Unitholder acknowledges that it/he/she is entitled to and has been afforded the opportunity to consult legal counsel of its/his/her choice regarding the terms, conditions and legal effects of this Agreement, as well as the advisability and propriety of the terms, conditions and legal effects of this Agreement. Each Member and Unitholder further acknowledges that having so consulted with legal counsel of its/his/her choosing, such Member or Unitholder waives any right to raise or rely upon the lack of representation or effective representation in any future proceedings or in connection with any future claim resulting from this Agreement or the formation of the Company. THE COMPANY, THE MEMBERS AND THE UNITHOLDERS ACKNOWLEDGE THAT KIRKLAND & ELLIS LLP HAS ONLY REPRESENTED THE COMPANY WITH RESPECT TO THE NEGOTIATION AND PREPARATION OF THIS AGREEMENT, AND HAS NOT REPRESENTED THE MEMBERS OR THE UNITHOLDERS WITH RESPECT TO SUCH MATTERS.

Section 12.17 Consent to Jurisdiction; WAIVER OF TRIAL BY JURY.

(a) Consent to Jurisdiction. Each Unitholder irrevocably submits to the exclusive jurisdiction of the United States District Court for the State of Delaware and the state courts of the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated. Each Unitholder further agrees that service of any process, summons, notice or document by United States certified or registered mail (in each such case, prepaid return receipt requested) to such Unitholder’s respective address set forth in the Company’s books and records or such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Unitholder irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in the United States District Court for the State of Delaware or the state courts of the State of Delaware and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

(b) WAIVER OF TRIAL BY JURY. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF

51

ARBITRATION, EACH PARTY TO THIS AGREEMENT (INCLUDING THE COMPANY) WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT.

Section 12.18 Representations and Warranties. By execution of this Agreement, each Member severally represents and warrants as follows:

(a) Such Member has full legal right, power, and authority to deliver this Agreement and the other Transaction Documents and to perform such Member’s obligations under this Agreement and the other Transaction Documents;

(b) This Agreement and the other Transaction Documents constitute the legal, valid, and binding obligation of such Member enforceable in accordance with its respective terms, except as the enforcement of such terms may be limited by bankruptcy and other laws of general application relating to creditors’ rights or general principles of equity;

(c) Neither this Agreement nor the other Transaction Documents violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under any other agreement of which such Member is a party; and

(d) Such Member’s investment in Units in the Company is made for such Member’s own account for investment purposes only and not with a view to the resale or distribution of such Units.

Section 12.19 Tax Receivable Agreement. The Tax Receivable Agreement shall be treated as part of this Agreement as described in Section 761(c) of the Code, and Treasury Regulations Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c).

52

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Amended and Restated Limited Liability Company Agreement as of the date first written above.

[BITCOIN DEPOT OPERATING LLC]

By:
Name:
Title:

Signature Page to [Bitcoin Depot Operating LLC] Amended and Restated Limited Liability Company Agreement

[BITCOIN DEPOT INC.], as a Member

By:
Name:
Title:

Signature Page to [Bitcoin Depot Operating LLC] Amended and Restated Limited Liability Company Agreement

BT ASSETS, INC., as a Member

By:
Name:
Title:

Signature Page to [Bitcoin Depot Operating LLC] Amended and Restated Limited Liability Company Agreement

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Joinder

The undersigned agrees to become a party to the Amended and Restated Limited Liability Company Agreement of [Bitcoin Depot Operating LLC], a Delaware limited liability company, dated as of [•], 2022 (the “Agreement”), and agrees to be bound by the terms and conditions of the Agreement as a Member.

MEMBER:

[ ● ]

By:

Its:

Address for Notices:

[ ● ]
[ ● ]
[ ● ]
[ ● ]

Exhibit 99.1

BITCOIN DEPOT, A LEADING BITCOIN ATM OPERATOR, TO BECOME A

PUBLICLY-TRADED COMPANY VIA BUSINESS COMBINATION WITH GSR

II METEORA ACQUISITION CORP.

- Bitcoin Depot’s Mission is to Bring Cryptocurrency to the Masses by Providing a Simple and Convenient Process to Convert Cash Into Cryptocurrency Through its Bitcoin ATMs and Mobile App -

- Leading Bitcoin ATM Network in North America with Over 7,000 Kiosk Locations Across the US and Canada -

- Attractive Combination of Historical Growth and Profitability with Resiliency in Transaction Volumes Despite Cryptocurrency Price Volatility -

- $1.2 Billion of Transaction Volume Since 2016; LTM Net Income of $6 Million (unaudited); LTM Adjusted EBITDA (non-GAAP) of $38 Million (unaudited)1 -

- Estimated Post-Transaction Equity Value of $885 Million with Approximately $170 Million in Cash to Fund Growth -

ATLANTA and NEW YORK—August 25, 2022 – Lux Vending LLC dba Bitcoin Depot® (“Bitcoin Depot” or the “Company”), a U.S.-based Bitcoin ATM (”BTM”) operator and leading fintech company, and GSR II Meteora Acquisition Corp. (NASDAQ: GSRM) (“GSRM”), a special purpose acquisition company, today announced a definitive agreement for a business combination that would result in Bitcoin Depot becoming a publicly listed company. Upon closing of the transaction, the combined company will be named Bitcoin Depot Inc. and trade on the NASDAQ under the new ticker symbol “BTM.”

Since its inception in 2016, Bitcoin Depot’s mission has been to Bring Crypto to the Masses®. Bitcoin Depot’s products and services provide an intuitive, quick, and convenient process to convert cash into cryptocurrency, giving users the ability on their own to access the broader, digital financial system, including payments, transfers, remittances, online purchases, and investments.

Bitcoin Depot enables users to convert their cash into Bitcoin, Ethereum and Litecoin at more than 7,000 kiosk locations in 47 U.S. states and nine Canadian provinces. Through its BDCheckout offering, users can fund their Bitcoin Depot account with cash at an additional 8,000+ locations at major retailers. Bitcoin Depot’s mobile app allows users to locate nearby kiosks and manage their crypto wallet.

Bitcoin Depot currently offers the following products and services:

•

Bitcoin Depot BTM: Bitcoin Depot’s BTMs provide a streamlined, intuitive platform to convert cash to Bitcoin, Ethereum or Litecoin, giving users the ability on their own to access the broader, digital financial system. Bitcoin Depot’s streamlined process at each BTM typically takes under two minutes for new accounts and existing users can typically purchase cryptocurrency in under a minute.

[1]	LTM: Last 12 months as of June 30, 2022

•

BDCheckout™: Customers can fund their Bitcoin Depot accounts with cash directly at thousands of checkout counters at major participating retailers across the US through an existing relationship with a leading global payments technology company. Once an account is funded, the user can receive Bitcoin through the Bitcoin Depot mobile app.

Bitcoin Depot Investment Highlights

•

Network of More Than 7,000 Kiosks for Converting Cash to Cryptocurrency, with Convenient, High-Performing Locations. The physical presence of kiosks in major participating retailers across North America drives new customer acquisition through an intuitive process. Bitcoin Depot’s BTMs are located in zip codes containing over 40 percent of the US population today, while a pending license application in New York State represents a large market expansion opportunity.

•

Growth Opportunities Through Strong Relationships, Consolidation of Highly-Fragmented Market and International Expansion. We believe robust retail relationships, such as with Circle K, consolidation of a highly-fragmented market, and international expansion pave the path for future growth. Large retailers have become increasingly interested in deploying BTMs because they help attract new customers and increase foot traffic from existing customers. Through a partnership with a payment solutions provider, Bitcoin Depot services are currently available at leading convenience store chains, a leading specialty retailer, and other leading retailer outlets. Bitcoin Depot can expand with current relationships as well as enter into new relationships and markets.

•

Attractive Combination of Historical Growth and Profitability with Demonstrated Track Record of Success. Since 2016, Bitcoin Depot has demonstrated strong revenue growth and profitability while expanding its BTM footprint across North America. The growth in its footprint across North America has corresponded with the proliferation of cryptocurrency use and Bitcoin’s position as a dependable network that offers convenient and fast digital asset transactions. In the last 12 months as of June 30, 2022 (unaudited), Bitcoin Depot has delivered $623 million of revenue, $6 million of net income, and $38 million of Adjusted EBITDA (non-GAAP).

•

Transaction Volumes are not Historically Correlated to Cryptocurrency Prices. Bitcoin Depot’s transaction volumes are not historically correlated to changes in cryptocurrency prices. Transaction volume across kiosk cohorts[2] since 2017 has accelerated despite volatility in cryptocurrency prices, which we believe indicates strong use cases for the digital asset payments economy.

•

Best-In-Class Compliance Standards and Infrastructure. Bitcoin Depot’s compliance team has over 50 years of combined experience in AML (Anti-Money Laundering), KYC (Know-Your-Customer), BSA (Bank Secrecy Act), and OFAC (Office of Foreign Assets Control) compliance. The team has established robust, multi-layer compliance procedures and takes a proactive approach to industry requirements, monitoring and reporting, and working closely with law enforcement as required.

[2]	“Cohorts” refers to the group of kiosks deployed in any given year.

•

Entrepreneurial and Visionary Management Team: Bitcoin Depot is led by an accomplished and experienced senior management team with significant experience and a strong track record of driving growth and profitability.

“Today marks an important milestone for Bitcoin Depot,” said Brandon Mintz, CEO and Founder of Bitcoin Depot. “We are always looking to expand our reach so as many people as possible can access cryptocurrency to control their own money and conduct easier and simpler financial transactions. Since inception, we’ve expanded our BTM footprint across North America, signed strategic relationships with major retailers, and enhanced our services to provide convenient access to cryptocurrency as we aim to become a digital asset economy on-ramp destination for users to efficiently turn cash into crypto. We’re excited about numerous growth opportunities and believe a public listing enhances our ability to scale and evolve to achieve our goal of providing a convenient and secure way to purchase cryptocurrency.”

Gus Garcia, Co-CEO and Director of GSRM, commented, “We are incredibly excited to partner with Bitcoin Depot to help drive its progress and support its mission to connect those who prefer to use cash to the broader, digital financial system. With its significant BTM footprint, key strategic relationships, and feature-rich mobile app, we believe Bitcoin Depot is well positioned to take advantage of the highly fragmented BTM market both domestically and overseas.”

Lewis Silberman, Co-CEO and Director of GSRM, commented, “We’re thrilled to announce our business combination with Bitcoin Depot. With an attractive growth profile, history of profitability, and exposure to cryptocurrency and digital asset adoption trends, we believe Bitcoin Depot will make for a compelling public-company story.”

Transaction Terms & Financing

Assuming no redemptions, the combined company will have an estimated post-transaction enterprise value of $755 million with an estimated equity value of $885 million from the contribution of up to $170 million in cash proceeds from the transaction, net of cash distribution to selling equity holders and expenses.

The net proceeds raised from the transaction will consist of up to $321 million of cash held in GSRM’s trust account and will be used to support Bitcoin Depot’s working capital, complete acquisitions and scale its platform and suite of products.

The business combination has been unanimously approved by the leadership team of Bitcoin Depot and the Board of Directors of GSRM and is expected to close by the first quarter of 2023, subject to regulatory and stockholder approvals, and other customary closing conditions.

For a summary of the material terms of the proposed transaction, as well as a supplemental investor presentation, please see GSRM’s Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (“SEC”). Additional information about the proposed transaction will be described in GSRM’s proxy statement relating to the proposed business combination, which it will file with the SEC.

Advisors

Oppenheimer & Co. Inc. is serving as financial advisor and Latham & Watkins LLP is serving as legal advisor to GSRM. Kirkland & Ellis LLP is serving as legal advisor to Bitcoin Depot.

About Bitcoin Depot

Bitcoin Depot was founded in 2016 with the mission to connect those who prefer to use cash to the broader, digital financial system. Bitcoin Depot provides its users with simple, efficient and intuitive means of converting cash into cryptocurrency, which users can deploy in the payments, spending and investing space. Users can convert cash to cryptocurrencies at Bitcoin Depot’s kiosks and at thousands of name-brand retail cash registers through BDCheckout. The company has a significant market share in North America with over 7,000 kiosk locations. Learn more at www.bitcoindepot.com.

About GSR II Meteora Acquisition Corporation

GSR II Meteora Acquisition Corporation (NASDAQ: GSRM) is blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our management team is led by co-CEOs Gus Garcia and Lewis Silberman, President Anantha Ramamurti and CFO Joseph Tonnos. The company was formed in partnership with Meteora Capital, an investment adviser specializing in SPAC-related investments. For additional information, please visit www.gsrmet.com.

Not an Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Bitcoin Depot’s and GSRM’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bitcoin Depot and GSRM. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of GSRM or Bitcoin Depot is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Bitcoin Depot; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Bitcoin Depot’s ability to manage future growth; Bitcoin Depot’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on Bitcoin Depot’s future business; the amount of redemption requests made by GSRM’s public shareholders; the ability of GSRM or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors described or referenced in GSRM’s final initial public offering prospectus dated February 24, 2022 and its most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in each case, under the heading “Risk Factors,” and other documents of GSRM filed, or to be filed, from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Bitcoin Depot nor GSRM presently know or that Bitcoin Depot and GSRM currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bitcoin Depot’s and GSRM’s expectations, plans or forecasts of future events and views as of the date of this press release. Bitcoin Depot and GSRM anticipate that subsequent events and developments will cause Bitcoin Depot’s and GSRM’s assessments to change. However, while Bitcoin Depot and GSRM may elect to update these forward-looking statements at some point in the future, Bitcoin Depot and GSRM specifically disclaim any obligation to do so except as otherwise required by applicable law. These forward-looking statements should not be relied upon as representing Bitcoin Depot’s and GSRM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Measures

This press release includes Adjusted EBITDA, a non-GAAP measure, which is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and which may be different from non-GAAP measures used by other companies. Adjusted EBITDA should not be considered in isolation from, or as an alternative to, financial measures prepared in accordance with GAAP. The following table sets forth a reconciliation of Adjusted EBITDA to net income for the periods presented:

($ millions)	Last Twelve Months as of June 30, 2022
Net Income	$6
Interest Expenses	11
Tax Expenses	(0)
Depreciation & Amortization	18
Non-Recurring Expenses	2
Stock Based Compensation	1

Adjusted EBITDA	$38

Note: Figures in the table above are unaudited

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of GSRM for their consideration. GSRM intends to file a preliminary proxy statement of GSRM with the SEC, copies of which will be mailed (if and when available) to all GSRM shareholders once definitive. GSRM also plans to file other documents with the SEC regarding the proposed business combination. GSRM will mail copies of the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GSRM’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, as well as all other relevant materials filled or that will be filed with the SEC, in connection with GSRM’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about GSRM, Bitcoin Depot and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by GSRM, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach or Alex Kovtun, (949) 574-3860, GSRM@gatewayir.com.

Participants in the Solicitation

GSRM, Bitcoin Depot and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GSRM’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation GSRM’s shareholders in connection with the proposed business combination will be set forth in GSRM’s proxy statement when it is filed with the SEC. You can find more information about GSRM’s directors and executive officers in GSRM’s final initial public offering prospectus dated February 24, 2022 and filed with the SEC on February 28, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Cody Slach, Alex Kovtun

Gateway Group

949-574-3860

GSRM@gatewayir.com

Media

Zach Kadletz, Brenlyn Motlagh, Ryan Deloney

Gateway Group

949-574-3860

GSRM@gatewayir.com

Exhibit 99.2

Investor Presentation

August 2022

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Exhibit 99.2 Investor Presentation August 2022

Disclaimer For the purposes of this notice, this “presentation” will mean and include the slides, any oral presentation of the slides by members of management of GSR II Meteora Acquisition Corp. (“GSRM”) or Lux Vending, LLC d/b/a Bitcoin Depot (the “Company” or “Bitcoin Depot”) or any person on their behalf, any question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. Confidentiality: This presentation is preliminary in nature and provided solely for informational and discussion purposes only and must not be relied upon for any other purposes. This presentation is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), institutional accredited investors (as defined under Regulation D as promulgated under the Securities Act) and eligible institutional investors outside the U.S. and has been prepared for the purposes of familiarizing such investors with the potential business combination (the “Business Combination”) between GSRM and the Company and related transactions, including the proposed private offering of GSRM’s or the Company’s securities (the “PIPE” and together with the Business Combination, the “Proposed Transactions”) and for no other purpose. The release, reproduction, publication or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company and GSRM is unlawful and prohibited. Persons who possess this document should inform themselves about and observe any such restrictions. Each recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b- 5 thereunder. By accepting this presentation, each recipient agrees: (i) that the information included in this presentation is confidential and may constitute material non-public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain and (iii) to use this presentation for the sole purpose of evaluating the Company and the Proposed Transactions. No Offer or Solicitation: This presentation and any oral statements made in connection with this presentation do not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, consent or approval in any jurisdiction in connection with the Proposed Transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities pursuant to the PIPE will be made only pursuant to a definitive subscription or purchase agreement and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. GSRM and the Company reserve the right to withdraw or amend for any reason any offering and to reject any subscription or purchase agreement for any reason. The communication of this presentation is restricted by law; in addition to any prohibitions on distribution otherwise provided for herein, this presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. No Representations or Warranties: No representations or warranties, express or implied, are given in, or in respect of, this presentation or as to the accuracy, reasonableness or completeness of the information contained in or incorporated by reference herein. To the fullest extent permitted by law, in no circumstances will GSRM, the Company or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of the Company, GSRM or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents has independently verified the data obtained from these sources or makes any representation or warranty with respect to the accuracy of such information. Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with GSRM, the Company or their respective representatives as investment, legal or tax advice. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company, GSRM or the Proposed Transactions. Recipients of this presentation should each make their own evaluation of the Company, GSRM or the Proposed Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Recipients are not entitled to rely on the accuracy or completeness of this presentation and are entitled to rely solely on only those particular representations and warranties, if any, which may be made by GSRM or the Company to a recipient of this presentation or other third party in a definitive written agreement, when, and if executed, and subject to the limitations and restrictions as may be specified therein. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Any representations, warranties, agreements or covenants between the recipient and any parties involved in the Proposed Transactions will be set forth in definitive agreements by and among such persons. The Company and GSRM expressly disclaim any duty to update the information contained in this presentation, whether as a result of new information, future events or otherwise. 2

Disclaimer Forward-Looking Statements: This presentation includes “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, opinions and projections prepared by the Company’s and GSRM’s management. Forward-looking statements generally relate to future events or the Company’s or GSRM’s future financial or operating performance, including pro forma and estimated financial information, and other “forward-looking statements” (as such term is defined in the Private Securities Litigation Reform Act of 1995). For example, projections of future EBITDA, Adjusted EBITDA and other metrics are forward-looking statements. The recipient can identify forward-looking statements because they typically contain words such as “outlook,” “believes,” “expects,” “ will,” “projected,” “continue,” “increase,” “may,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negatives or variations of these words or other comparable words and/or similar expressions (but the absence of these words and/or similar expressions does not mean that a statement is not forward-looking). These forward-looking statements specifically include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits of the Proposed Transactions and the potential success of the Company’s strategy and expectations related to the terms and timing of the Proposed Transactions. Forward-looking statements, opinions and projections are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s and GSRM’s current beliefs, expectations and assumptions regarding the future of their respective businesses and of the combined company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s or GSRM’s control. These uncertainties and risks may be known or unknown. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations, including, without limitation, as a result of matters discovered by the parties as they complete their respective due diligence investigations of the other, and any subsequent definitive agreements with respect to the Proposed Transactions; (2) the outcome of any legal proceedings that may be instituted against the Company, GSRM, the combined company or others following the announcement of the Proposed Transactions and any definitive agreements with respect thereto; (3) the inability to complete the Proposed Transactions due to the failure to obtain GSRM shareholder approval of the Business Combination, to obtain financing to complete the Proposed Transactions or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Transactions; (6) the risk that the Proposed Transactions disrupt current plans and operations of the Company as a result of the announcement and consummation of the Proposed Transactions; (7) the ability to recognize the anticipated benefits of the Proposed Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Transactions; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by general economic conditions and other economic, business and/or competitive factors; (11) the Company’s estimates of expenses and profitability, business strategy and plans and the result of future financing efforts; (12) geopolitical events, natural disasters, acts of God and pandemics; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GSRM’s final prospectus relating to its initial public offering dated February 24, 2022. If any of these risks materialize or the Company’s or GSRM’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements contained herein. In addition, forward-looking statements reflect the Company’s and GSRM’s expectations and views as of the date of this presentation. The Company and GSRM anticipate that subsequent events and developments will cause their respective assessments to change. However, while the Company and GSRM may elect to update these forward-looking statements in the future, each of them specifically disclaims any obligation to do so. Accordingly, you should not place undue reliance on the forward-looking statements, which speak only as of the date they are made. Use of Projections: This presentation contains financial forecasts with respect to the Company’s projected financial results. Such projected financial information constitutes forward-looking information, is included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent auditors of the Company and GSRM have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have expressed no opinion and have not provided any other form of assurance with respect thereto for the purpose of this presentation. Financial Information; Non-GAAP Measures: Certain of the financial information and data contained in this presentation have not been subject to a completed audit and do not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus that may be filed with the Securities and Exchange Commission (the “SEC”). This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, Adjusted EBITDA and certain ratios and other metrics derived therefrom. The Company defines (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization and (ii) Adjusted EBITDA as EBITDA further adjusted by the removal of certain non-recurring costs and assumed public company costs. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Such measures may not be indicative of the Company’s historical operating results nor are such measures meant to be predictive of future results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. As such, undue reliance should not be placed on these non- GAAP financial measures. 3

Disclaimer The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this presentation and/or to the appendix found at the end of this presentation for more details regarding the calculations of such measures and/or for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Industry and Market Data: In this presentation, the Company relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable. Neither the Company nor GSRM has independently verified the accuracy or completeness of any such third-party information. Trademarks and Trade Names: The Company and GSRM own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with the Company or GSRM, or an endorsement or sponsorship by or of the Company or GSRM. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®,™ or℠ symbols, but such references are not intended to indicate, in any way, that the Company or GSRM will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Additional Information: In connection with the proposed Business Combination, GSRM intends to file with the SEC either a preliminary proxy statement or a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GSRM, and after the definitive proxy statement is filed (or the registration statement is declared effective, as applicable), GSRM will mail to its shareholders a definitive proxy statement (or a definitive proxy statement/prospectus, as applicable) relating to the proposed Business Combination. This presentation does not contain all the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. GSRM’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement (or the preliminary proxy statement/prospectus, as applicable) and the amendments thereto and the definitive proxy statement (or the definitive proxy statement/prospectus, as applicable) and other documents filed in connection with the Proposed Transactions, as these materials will contain important information about GSRM, the Company and the Proposed Transactions. When available, the definitive proxy statement (or the definitive proxy statement/prospectus, as applicable) and other relevant materials pertaining to the proposed Business Combination will be mailed to shareholders of GSRM as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement (or the preliminary proxy statement/prospectus, as applicable), the definitive proxy statement (or the definitive proxy statement/prospectus, as applicable) and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GSR II Meteora Acquisition Corp., 840 Park Drive East, Boca Raton, Florida 33432. 4

GSRM Team Overview

Gus Garcia
Co-CEO & Director

Lewis Silberman
Co-CEO & Director

Anantha Ramamurti
President & Director

Joseph Tonnos
CFO

Yuya Orime
Senior Vice President

BITCOIN DEPOT
5

GSRM Team Overview Gus Garcia Lewis Silberman Anantha Ramamurti Joseph Tonnos Yuya Orime Co-CEO & Director Co-CEO & Director President & Director CFO Senior Vice President ▪ GSR II Meteora Acquisition Corp (“GSRM”) completed its IPO in March 2022 with $321 million cash-in-trust ▪ Highly experienced sponsor team with extensive SPAC transaction credentials ▪ Members of GSRM team have advised on 22 SPAC mergers that have closed within the last 2 years alone, and have served as officers of 4 SPACs 5

What Bitcoin Depot IS and IS NOT

Bitcoin Depot IS...	Bitcoin Depot IS NOT...
An Easy Way to Convert Cash to Crypto	A Crypto Miner or Exchange
A Money Services Business / Non-Traditional Financial Services Provider	A Provider or Vendor of Tokens, ICOs or NFTs
A Practitioner of Robust and Proactive Compliance	A Crypto Lender or Crypto Staking Business
A Company with a History of Profitability, with Multiple Growth Opportunities	Historically Correlated to Bitcoin Prices

BITCOIN DEPOT
6

What Bitcoin Depot IS and IS NOT Bitcoin Depot IS… Bitcoin Depot IS NOT… An Easy Way to Convert Cash to Crypto A Crypto Miner or Exchange û A Money Services Business / Non-Traditional A Provider or Vendor of Tokens, ICOs or NFTs û Financial Services Provider A Practitioner of Robust and Proactive A Crypto Lender or Crypto Staking Business û Compliance A Company with a History of Profitability, with Historically Correlated to Bitcoin Prices û Multiple Growth Opportunities 6

Bitcoin Depot is an Ideal Business Combination for GSRM Leader in Growth Industry with Secular and Thematic Tailwinds ✔ Solid Financial Profile With Significant EBITDA ✔ Future Growth Opportunities Across Multiple Organic and Inorganic Initiatives ✔ Compelling Public Company Story with Quality Management ✔ 7

Transaction Overview

Key Transaction Terms

Illustrative Post-Transaction Ownership (1)

0% Redemption
7%
42%
51%
85% Redemption (2)
10%
17%
73%
Bitcoin Depot Shareholders
GSRM Public Shareholders
GSRM Sponsor

Illustrative Pro Forma Valuation (3)	Redemption Scenarios 0%	Redemption Scenarios 85% (2)
Redemption Price	**$10.15**	**$10.15**
Pro Forma Shares Outstanding (mm)	87.2	60.4
Pro Forma Equity Value	**$885**	**$613**
(+) Existing Net Debt (4)	40	40
(-) New Cash to Balance Sheet	(170)	(9)
Pro Forma Enterprise Value	**$755**	**$644**

Illustrative Sources and Uses

Sources	0%	85%
GSRM Cash in Trust	$321	$49
Bitcoin Depot Equity Rollover	448	448
Total Sources	**$769**	**$497**
Uses		
Bitcoin Depot Equity Rollover	$448	$448
Cash to Equityholders	128	21
Cash to Balance Sheet	170	9
Fees & Expenses (5)	22	19
Total Uses	**$769**	**$497**

BITCOIN DEPOT
8

Transaction Overview Key Transaction Terms (3) (2) Transaction will result in approximately $170 million of cash (assuming 0% redemption) added to Bitcoin Depot’s balance sheet to go towards funding its business plan. (4) Earn-out of 15 million shares outstanding at close issued to existing Bitcoin Depot shareholders vested equally at illustrative pro forma share prices of $12, $14, and $16 per share. The stock consideration to be issued to the existing Bitcoin Depot shareholders shall be a separate class that will have ten votes per share. $15mm minimum for secondary and potentially higher depending on various waterfalls relating to paydown of debt and retention of cash by Bitcoin Depot (1) Illustrative Post-Transaction Ownership (2) 0% Redemption 85% Redemption 7% 10% Bitcoin Depot Shareholders (5) 17% GSRM Public Shareholders 42% 51% GSRM Sponsor 73% (1) Excluding earn-out of the existing Bitcoin Depot shareholders and deferred founder shares. GSRM Public Shareholders include GSRM rights and potential additional issuances to equity holders. Does not reflect the impact from potential dilution from GSRM public warrants and Sponsor warrants. (2) Average redemption of closed SPAC mergers in the last 6 months as of August 17, 2022. Redemption scenarios are illustrative and subject to minimum cash and other closing conditions. (3) Pro Forma valuation at $10.15 per share. (4) Estimated balance as of FY2022. (5) Fees and expenses are preliminary and subject to confirmation. For larger redemption scenario, a portion of the fees will be paid in GSRM common stock rather than in cash. 8

Company Overview

Circle K
NAVIGATION
LOAD CASH

9

Company Overview 9

Mission

BRINGING BITCOIN to the MASSES

BITCOIN
DEPOT

Mission BRINGING BITCOIN to the MASSES

Entrepreneurial and Visionary Management Team

Brandon Mintz
Founder & Chief Executive Officer

BITCOIN DEPOT
Cash to Crypto

Scott Buchanan
Chief Operating Officer / Chief Financial Officer

AcuityBrands KPMG

Sarah Wessel
VP of Sales

Qwick ALTA

Jason Sacco
VP of Operations

CARDTRONICS ChallengerSoft

Mark Smalley
Chief Compliance Officer

AML RIGHTSOURCE Crowe Horwath KeyBank

Bill Knoll
Head of Product

KPMG USAA FIS CARDTRONICS

BITCOIN DEPOT
11

Entrepreneurial and Visionary Management Team Brandon Mintz Scott Buchanan Founder & Chief Executive Officer Chief Operating Officer / Chief Financial Officer Cash to Crypto Sarah Wessel Jason Sacco Mark Smalley Bill Knoll VP of Sales VP of Operations Chief Compliance Officer Head of Product 11

Bitcoin Depot at a Glance

Leading BTM [1] operator providing a simple and convenient process to convert cash into cryptocurrency

$1.2B	2.3M	25k	7k+	149%	$38M
Total Transacted Volume [2]	Total Transactions Completed [2]	Monthly Active Users [3]	Installed Kiosks in North America	Same-Kiosk Sales [4]	LTM Adjusted EBITDA [5]

Significant BTM Operator by Market Share [6]

20%

47
U.S. States

8%

9
Canadian Provinces

Profitable Growth

$623m
+51% YoY
LTM Revenue

56%
Margin
LTM Adj. EBITDA as % of Gross Profit [5][7]

BITCOIN DEPOT
12

Bitcoin Depot at a Glance (1) Leading BTM operator providing a simple and convenient process to convert cash into cryptocurrency $1.2B 149% 2.3M 25k 7k+ $38M Total Transacted Total Transactions Installed Kiosks LTM Adjusted (4) (3) Same-Kiosk Sales Monthly Active Users (2) (2) (5) Volume Completed in North America EBITDA (6) Significant BTM Operator by Market Share Profitable Growth 8% $623m 56% 20% 9 +51% YoY Margin 47 Canadian U.S. States LTM LTM Provinces Adj. EBITDA as % Revenue (5)(7) of Gross Profit Note: Metrics are as of June 2022, unless noted otherwise. (4) Same-Kiosk Sales represent year-over-year growth rate of transacted volume from kiosks deployed over 12 months. (1) Bitcoin ATM. (5) As of June 30, 2022. Adjusted EBITDA is a non-GAAP measure. Please see appendix. (2) Since inception of Bitcoin Depot in 2016. (6) Source: Coinatmradar.com as of August 3, 2022. https://coinatmradar.com/charts/top-operators/united-states/ and (3) Total number of users that transacted in June 2022. https://coinatmradar.com/charts/top-operators/canada/ (7) Gross Profit is a non-GAAP measure. Please see appendix. 12

Get Bitcoin in a Minute ™

BITCOIN
DEPOT

1

Setup a Bitcoin Wallet

Home
$ 130,81 USD
Total Balance
Find Bitcoin Depot ATMs near you
Wallets
ADD WALLET
ADD TOKEN
Find Bitcoin ATM's
NAVIGATION

Download Bitcoin Depot or Other Digital Wallet

2

Choose Crypto Amount

BTM
How much would you like to transact?
$20 - $250
$251 - $2,999
$3,000 - $15,000

Click "Buy Crypto" and Choose the Amount to Purchase

3

Scan Digital Wallet

BTM
Scan your digital wallet

Scan the QR Code on Kiosk

4

Receive Crypto

BTM
Insert Cash

Insert Cash and Click "Finish"

Mobile App → **At Kiosk**

BITCOIN DEPOT

13

TM Get Bitcoin in a Minute 1 2 3 4 Setup a Bitcoin Wallet Choose Crypto Amount Scan Digital Wallet Receive Crypto Download Bitcoin Depot or Click “Buy Crypto” and Choose Insert Cash and Scan the QR Code on Kiosk Other Digital Wallet the Amount to Purchase Click “Finish” Mobile App At Kiosk 13

Why Our Users Love Us

Key Use Cases for Bitcoin Depot [1]

- Domestic Money Transfer [2]
- International Remittance [2]
- Investment / Store Value
- Online Purchases

Bitcoin Depot vs. Online Crypto Exchanges [3]

BITCOIN DEPOT

14

Why Our Users Love Us Customers use the Bitcoin Depot mobile app to access several dynamic tools that are key to the cryptocurrency user experience Convenient Locations Simple & Quick Account Set Up Cryptos Available in Minutes Responsive Customer Support Transact Without a Bank Account Intuitive Mobile App (1) (3) Key Use Cases for Bitcoin Depot Bitcoin Depot vs. Online Crypto Exchanges Online Exchanges Account Setup Time 1 Minute 3+ Days Domestic International Investment / Online Time to Receive First Crypto Purchase < 1 Hour 3+ Days Money (2) Remittance Store Value Purchases (2) Transfer Accessible Without a Bank Account X ✓ Accepts Cash X ✓ Customer Support via Phone / Texts X ✓ (1) Based on our user survey data as of August 3, 2022. n=1,200. (2) Subject to licensing in certain jurisdictions, as applicable. (3) Representative user experience. 14

Why Our Partners Love Us

Benefits to Retailers

- **Increased Average Customer Spend**
- **Predictable Flat Rate Monthly Rent**
- **Small Kiosk Footprint (2′ x 2′ ft)**
- **Hands-off: Bitcoin Depot Manages Entire Process**
- **Minimal Out-of-Pocket Cost [1]**
- **Increased Retail Store Foot Traffic**

Retailer Distribution Overview

Transaction Volume Breakdown (CY2021: $528M) [2]

6%
20%
74%
CIRCLE K
Independent Retailers
Other Retail Chains

BITCOIN DEPOT
15

Why Our Partners Love Us Benefits to Retailers Retailer Distribution Overview Transaction Volume Breakdown Increased Average Predictable Flat Rate (2) (CY2021: $528M) Customer Spend Monthly Rent 6% 20% Small Kiosk Hands-off: Bitcoin Depot Manages Entire Process Footprint (2’ x 2’ ft) 74% Increased Retail Store Minimal Out-of-Pocket Foot Traffic (1) Cost Independent Retailers Other Retail Chains (1) Kiosk uses standard outlet in store; cost to power is de minimis. (2) Excludes transaction volume from inactive kiosks. 15

Setting the Bar with our Compliance Practices and Standards Best-in-Class Compliance is a Core Value for Bitcoin Depot Bitcoin Depot's compliance team takes a proactive approach to industry requirements, monitoring and reporting suspicious activities and working closely with law enforcement as required Bitcoin Depot has established robust multi-layer compliance procedures, including KYC (Know-Your- Customer) and AML (Anti-Money Laundering) programs Bitcoin Depot has robust transaction monitoring systems to analyze transactions in real-time, taking advantage of the rich transaction data from its own network and on the blockchain 16

Bitcoin Depot Compliance Infrastructure

People: Experienced Compliance Team	Technology: Multi-Layer Compliance Procedures	Communication: Proactive Dialogue with Regulatory Agencies
• Bitcoin Depot's compliance team has over 50 years of combined experience in AML, KYC, BSA (Bank Secrecy Act), and OFAC (Office of Foreign Assets Control) compliance • Bitcoin Depot utilizes Blockchain analysis and works with various third parties for transaction monitoring and case management	• Accounts are verified at the time of creation with ongoing transaction monitoring and screening against sanctions lists • Transaction review includes ID, wallet check, OFAC screening, FinCEN reporting, and screening/reporting via third-party compliance software	• Bitcoin Depot coordinates closely with financial regulators, screening for blacklisted individuals and wallets • Bitcoin Depot regularly files Currency Transaction Reports and Suspicious Activity Reports

BITCOIN DEPOT
17

Bitcoin Depot Compliance Infrastructure Communication: Proactive Dialogue People: Experienced Technology: Multi-Layer with Regulatory Agencies Compliance Team Compliance Procedures Bitcoin Depot’s compliance team Accounts are verified at the time Bitcoin Depot coordinates closely has over 50 years of combined of creation with ongoing with financial regulators, experience in AML, KYC, BSA transaction monitoring and screening for blacklisted (Bank Secrecy Act), and screening against sanctions lists individuals and wallets OFAC (Office of Foreign Assets Control) compliance Transaction review includes ID, Bitcoin Depot regularly files wallet check, OFAC screening, Currency Transaction Reports and Bitcoin Depot utilizes Blockchain FinCEN reporting, and Suspicious Activity Reports analysis and works with various screening/reporting via third- third parties for transaction party compliance software monitoring and case management 17

BITCOIN DEPOT

Investment Highlights

Gainesville FL
Circle K
NAVIGATION
LOAD CASH
Walgreens

18

Investment Highlights 18

Investment Highlights

1. Beneficiary of Megatrend: Broadening Adoption of Cryptocurrencies
2. Network of 7,000+ Kiosks for Converting Cash to Digital Currency, with Convenient, High-Performing Locations
3. Attractive Combination of Historical Growth and Current Profitability with Demonstrated Track Record of Success
4. Transaction Volumes Are Not Historically Correlated to the Price of Bitcoin or other Cryptocurrencies; Resiliency Despite Cryptocurrency Volatility
5. Primed for Unique Growth Opportunities Through Strong Partnerships, Consolidation of Highly-Fragmented Market and International Expansion

BITCOIN DEPOT
19

Investment Highlights Beneficiary of Megatrend: Broadening Adoption of Cryptocurrencies 1 Network of 7,000+ Kiosks for Converting Cash to Digital Currency, with Convenient, High-Performing Locations 2 Attractive Combination of Historical Growth and Current Profitability with Demonstrated Track Record of Success 3 Transaction Volumes Are Not Historically Correlated to the Price of Bitcoin or other Cryptocurrencies; Resiliency Despite 4 Cryptocurrency Volatility Primed for Unique Growth Opportunities Through Strong Partnerships, Consolidation of Highly-Fragmented Market and 5 International Expansion 19

Digital Asset Market Tailwinds

Growth of Global Crypto ATM Market [(1)]

# of BTMs
+95% CAGR
969
2,076
4,106
6,364
14,051
34,386
38,429
2016
2017
2018
2019
2020
2021
1H 2022

Annual Transaction Volume ($bn) by Payment Network (2021) [(2)]

$13,505
$7,722
$3,007
$1,284
$504
VISA
mastercard
AMERICAN EXPRESS
DISCOVER

BITCOIN DEPOT
20

Digital Asset Market Tailwinds (1) (2) Growth of Global Crypto ATM Market Annual Transaction Volume ($bn) by Payment Network (2021) # of BTMs 38,429 $13,505 34,386 +95% CAGR $7,722 14,051 $3,007 6,364 $1,284 4,106 2,076 $504 969 2016 2017 2018 2019 2020 2021 1H 2022 (1) Source: Coinatmradar.com as of August 3, 2022. https://coinatmradar.com/charts/growth/ (2) Source: Glassnode and corporate filings. 20

Bitcoin Depot has Leading BTM Market Share in North America Bitcoin Depot currently operates approximately 7,000 kiosks in 47 U.S. states and 9 Canadian provinces (1) Top Crypto ATM Operators (United States) – Our kiosks are located in zip codes addressing over 40% of US population Bitcoin Depot 6692 (20%) CoinCloud 5673 (17%) – Pending license application in New York State, which represents a Coinflip 4027 (12%) large market opportunity (less than 300 BTMs statewide as of (1) Bitcoin of America 2289 (7%) August 3, 2022) BITSTOP 1899 (6%) • We believe the state’s population could potentially support ROCKITCOIN 1779 (5%) (2) 2,500-3,000 BTMs over time COINISURNACE 1600 (5%) Byte Federal 1092 (3%) National Bitcoin ATM 895 (3%) Cash Bitcoin 844 (3%) (1) Top Crypto ATM Operators (Canada) Localcoin 834 (34%) Bitcoin Well 240 (10%) Bitcoin Depot 201 (8%) HoneyBadger 196 (8%) HODL 166 (7%) Instacoin 159 (7%) Bitnational 147 (6%) FastBTC 93 (4%) Bitcoin4U 72 (3%) Bitcoiniacs 57 (2%) (1) Source: Coinatmradar.com as of August 3, 2022.The source only accounts for cash-to-Bitcoin ATMs; therefore, excluding LibertyX and Coinme from the chart. https://coinatmradar.com/country/226/bitcoin-atm-united-states/, https://coinatmradar.com/charts/top-operators/united-states/ and https://coinatmradar.com/charts/top-operators/canada/ (2) Internal analysis; based on similar population size in state of Florida. 21

Robust Retail Partnerships Pave Our Path for Further Growth

Bitcoin Depot is Circle K's Exclusive BTM Provider

CIRCLE K

We Partner with Major Retailers (1)

Largest Privately Owned American Gas Station Chain

Fortune 500 Specialty Retailer

Major Convenience Store Chains

Fortune 500 American Gas Station Chain

Leading Retail Outlets

BITCOIN DEPOT

22

Robust Retail Partnerships Pave Our Path for Further Growth (1) Bitcoin Depot is Circle K’s Exclusive BTM Provider We Partner with Major Retailers Fortune 500 Largest Privately Owned Specialty Retailer American Gas Station Chain Over 1,900 kiosks deployed across U.S. and Canada as of July Fortune 500 Major Convenience 2022 American Gas Station Chain Store Chains Circle K has over 9,000 stores in North America, with over 4,800 stores in Europe and other International markets “Our partnership with Bitcoin Depot further builds on our commitment, giving our brand an important, early presence in the fast-growing cryptocurrency marketplace as a convenient destination where customers Leading Retail Outlets can buy Bitcoin.” Denny Tewell, Senior Vice President Global Merchandise and Procurement (1) Via a partnership with payment processing provider. Select partners represented. 22

Bitcoin Depot Results Decoupled from Crypto Prices

$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Transaction Volume ($mm)
$80
$70
$60
$50
$40
$30
$20
$10
$0
Bitcoin Price (1) ($'000)
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Total Transaction Volume
Bitcoin Price (1)

(1) *Factset as of June 30, 2022.*

BITCOIN DEPOT

23

Bitcoin Depot Results Decoupled from Crypto Prices $180 $80 $160 $70 $140 $60 $120 $50 $100 $40 $80 $30 $60 $20 $40 $10 $20 $0 $0 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 (1) Total Transaction Volume Bitcoin Price (1) Factset as of June 30, 2022. 23 Total Transaction Volume ($mm) (1) Bitcoin Price ($’000)

Transaction Volume by Kiosk Cohort

Annual Cohort
Initial Year Transaction Volume
2021 Transaction Volume
CAGR (1)
Transaction Volume ($mm)
+49%
$4
$18
+75%
$4
$19
+134%
$15
$84
+164%
$73
$193
2017 2021
2018 2021
2019 2021
2020 2021
2017 Cohort
2018 Cohort
2019 Cohort
2020 Cohort
# of Kiosks:
59
65
335
900

1H Cohort
Initial Year 1H Transaction Volume
1H 2022 Transaction Volume
CAGR (1)
Transaction Volume ($mm)
+23%
$1
$2
+56%
$1
$4
+17%
$3
$4
+26%
$10
$15
+73%
$52
$89
1H 17 1H 22
1H 18 1H 22
1H 19 1H 22
1H 20 1H 22
1H 21 1H 22
1H17 Cohort
1H18 Cohort
1H19 Cohort
1H20 Cohort
1H21 Cohort
28
46
62
230
1,663

24

Transaction Volume by Kiosk Cohort Annual Cohort 1H Cohort (1) (1) Initial Year 1H Transaction Volume 1H 2022 Transaction Volume Initial Year Transaction Volume 2021 Transaction Volume CAGR CAGR $89 $193 +73% +164% $52 $84 $73 +26% +134% +49% +75% $15 +56% +17% +23% $10 $19 $18 $15 $4 $4 $3 $2 $1 $1 $4 $4 1H 1H 1H 1H 1H 1H 1H 1H 1H 1H 2017 2021 2018 2021 2019 2021 2020 2021 17 22 18 22 19 22 20 22 21 22 2017 Cohort 2018 Cohort 2019 Cohort 2020 Cohort 1H17 Cohort 1H18 Cohort 1H19 Cohort 1H20 Cohort 1H21 Cohort # of 59 65 335 900 28 46 62 230 1,663 Kiosks: (1) Calculated since the initial deployment years for respective cohort groups. 24 Transaction Volume ($mm) Transaction Volume ($mm)

BDCheckout™ Cryptocurrencies "At The Register"

Find a Location

Service 19:12
FIND BITCOIN DEPOT ATMS OR A RETAIL LOCATION TO CONVERT CASH TO CRYPTO
Search
Gainesville FL
Circle K
1120 E University Ave #200, Gainesville, FL 32641, USA,
Distance: 0.8 mi. (1.29 km)
Zip: 32641
Working hours: No information
NAVIGATION
LOAD CASH
Walgreens
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Select an Amount

Service 19:12
Start Load
Enter Load amount
Load Amount
$ 500
Dollar Range per Transaction: Min $20 – Max $500
Service Fee: $3.50
This will be deducted from your Load amount
Receiving
Select wallet
CONTINUE

***Select an amount** to purchase, transaction limits are displayed here*

Pay at Register

Service 19:12
Order Summary
HAVE THE CASHIER
SCAN THIS BARCODE
100000000000000001000000
This barcode expires in 30 minutes on Sep. 20, 2021 at 5:32 PM
Total Amount to bring: $500
Service Fee: $3.50
Click here for Terms and Conditions
Present this barcode at your selected location:
745 Clement St., San Francisco, CA 94118
GET DIRECTIONS
Do not buy Bitcoin for IRS payments, utility bills, or if someone says you are being investigated, these are scams!

*Bring barcode to scan at **retailer's register***

Complete Transaction

Service 19:12
Payment Received
Amount Loaded $496.50
Service Fee $3.50
Balance $496.50
Date 9/20/2021 @ 4:55 PM
Transaction ID gMs9-63QI-7fKN-trX
0.01158 BTC is locked in for:
42min 56sec
Time remaining
Conversion will happen automatically when the countdown is over, at which point BTC amount will be calculated at market rate. To buy BTC now click the button below!
BUY BTC NOW

*Once purchased, customers can **send and exchange crypto immediately***

(1) *As of August 12, 2022.*

BITCOIN DEPOT 25

Cryptocurrencies “At The Register” We signed an agreement with an industry leading payment processing provider, allowing customers to purchase crypto at over 8,000 (1) retail locations across 22 states and Puerto Rico (1) Agreements with retailers that have over 18,000 locations Through this relationship, we can scale our customer reach with limited capital expenditure Find a Location Select an Amount Pay at Register Complete Transaction Find a potential location Select an amount to Bring barcode to scan at Once purchased, customers can send retailer’s register purchase, transaction and exchange crypto immediately limits are displayed here 25 (1) As of August 12, 2022.

Multiple Future Growth Opportunities

Credit/Debit Transactions on BTMs

International Expansion

Industry Consolidation

Additional Consumer-Facing Financial Services

Buy/Sell Cryptos on Traditional Cash ATMs

B2B Software and Data Solutions

BITCOIN DEPOT

26

Multiple Future Growth Opportunities Credit/Debit International Industry Transactions Expansion Consolidation on BTMs Additional Consumer- Buy/Sell Cryptos B2B Software Facing Financial on Traditional and Data Solutions Services Cash ATMs 26

Financial Summary

($mm)	Actual			
	CY2020	CY2021	1H 2021	1H 2022
Revenue	**$245**	**$549**	**$248**	**$322**
Gross Profit (Non-GAAP) [(1)]	**$31**	**$56**	**$24**	**$35**
% of Revenue	*13%*	*10%*	*10%*	*11%*
Adjusted EBITDA [(2)]	**$21**	**$29**	**$14**	**$22**
% of Gross Profit	*68%*	*53%*	*59%*	*64%*

BITCOIN DEPOT
27

Financial Summary ($mm) Actual CY2020 CY2021 1H 2021 1H 2022 Revenue $245 $549 $248 $322 (1) $31 $56 $24 $35 Gross Profit (Non-GAAP) % of Revenue 13% 10% 10% 11% (2)(3) $21 $29 $14 $22 Adjusted EBITDA % of Gross Profit 68% 53% 59% 64% Note: Majority of revenue is represented by total transacted volume at kiosks. (1) Gross Profit is a non-GAAP measure. Please see appendix. (2) Adjusted EBITDA is a non-GAAP measure. Please see appendix. 27

Key Business Takeaways Mainstreaming of Cryptocurrency and Digital Assets #1 Bitcoin ATM Operator in North America with 7,000+ Kiosks Key Retail Relationships, Highlighted by Circle K Multiple Service Offerings and Geographic Expansion Opportunities Driving Growth Meaningful Revenue Scale and Currently Profitable 28

BITCOIN DEPOT

Appendix

FIND BITCOIN DEPOT ATMS OR A RETAIL LOCATION TO CONVERT CASH TO CRYPTO
Gainesville FL
Circle K
Distance: 0.8 mi (1.29 km)
Zip: 32641
Working hours: No information
NAVIGATION
LOAD CASH
Walgreens

29

Appendix 29

Reconciliation of Non-GAAP Financials ($mm) Actual CY2020 CY2021 1H 2021 1H 2022 Revenue $ 245 $ 549 $ 248 $ 322 (1) Cost of Revenue (214) (493) (224) (287) Gross Profit (Non-GAAP) $ 31 $ 56 $ 24 $ 35 ($mm) Actual CY2020 CY2021 1H 2021 1H 2022 Net Income $ 14 $ 6 $ 5 $ 6 Interest Expenses 1 8 3 6 Tax Expenses - (0) - - Depreciation & Amortization 2 13 5 9 Non-Recurring Expenses 0 2 1 1 Stock Based Compensation - 1 - 1 Special Bonus 3 - - - Adjusted EBITDA $ 21 $ 29 $ 14 $ 22 Note: Non-GAAP financials are unaudited figures. (1) Cost of Revenue consists primarily of direct costs related to selling digital assets and operating Bitcoin Depot’s network of kiosks, excluding depreciation and amortization. 30

Risks Related to Our Business and Industry 1. Our transaction volume may be partially dependent on the prices of digital assets, which can be volatile. If such prices decline, the volume of customer transactions could decrease and our business, operating results, and financial condition would be adversely affected. 2. Our long-term success depends on our ability to develop new and innovative products and services to address and keep pace with the rapidly evolving market for payments and financial services, and, if we are not able to implement successful enhancements and new features for our products and services, our business, operating results and financial condition could be materially and adversely affected. 3. Our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business. 4. We obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business. 5. We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively. 6. Converting cash into digital assets (and vice versa) involves risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business. 7. Disputes with our customers could adversely impact our brand and reputation and our business, operating results, and financial condition. 8. There are a number of risks associated with our international operations that could adversely affect our business. 9. Our products and services may be exploited to facilitate illegal activity such as fraud, money laundering, gambling, tax evasion, and scams. If any of our customers use our business to further such illegal activities, our business could be adversely affected. 10. If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products and services, our business, operating results, and financial condition may be significantly harmed. 11. Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure digital asset-related services may not maximize short-term or medium-term financial results. 12. From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes and upgrades to their underlying networks, which could adversely affect our business. 13. Any significant disruption in our kiosks or software, in our information technology systems, or in any of the blockchain networks related to our business, could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition. 14. Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in bitcoin- and/or other digital asset-related activities, or that accept bitcoin as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk as a result. 15. Due to unfamiliarity and some negative publicity associated with digital asset-related businesses, existing and potential customers may lose confidence in digital asset-related products and services which could negatively affect our business. 16. We have entered into, and may enter into in the future, acquisitions, strategic investments, partnerships or relationships, entries into new businesses, joint ventures, divestitures, and other transactions which could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, divert the attention of management, liabilities and expenses, harm our business, and negatively impact our results of operations. 17. We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs, and our existing debt financing agreements contain, and any future debt financing agreements may contain, covenants that impact the operation of our business and pursuit of business opportunities. 18. Expanding our business globally subjects us to new challenges and risks. 31

Risks Related to Our Business and Industry (Cont’d) 19. Our business could be harmed if we are unable to accurately forecast demand for digital assets and to adequately manage our digital asset inventory. 20. Cryptocurrency inventory, including the inventory we maintain for our own account or inventory that may be maintained for us, and any investments in digital assets, are subject to volatile market prices, impairment, and other risks of loss. 21. Our products and services may not function as intended due to undetected errors in our software, hardware, and systems, product defects, developmental delays, or due to security breaches or incidents or human error in administering these systems, which could damage customer or third-party relations, decrease our potential profitability and expose us to liability, and materially and adversely affect our business. 22. Cybersecurity threats continue to increase in frequency and sophistication; a successful cybersecurity attack could interrupt or disrupt our information technology systems or cause the loss of confidential or protected data which could disrupt our business, force us to incur excessive costs or cause reputational harm. 23. Litigation or investigations involving us, our agents or other contractual counterparties could result in material settlements, fines or penalties and may adversely affect our business, financial condition and results of operations. 24. Major bank failure or sustained financial market illiquidity, or illiquidity at our clearing, cash management and custodial financial institutions, could adversely affect our business, financial condition and results of operations. 25. Our recent rapid growth, including growth in our transaction volume, may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. 26. The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to predict and evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us. 27. Fluctuations in currency exchange rates could harm our operating results and financial condition. 28. If we are unable to adequately protect our brand and the intellectual property rights related to our existing and any new or enhanced products and services, or if we infringe on the rights of others, our business, prospects, financial condition and results of operations could be adversely affected. 29. We are subject to economic and geopolitical risk, business cycles, and the overall level of consumer, business and government spending, which could negatively affect our business, financial condition, results of operations and cash flows. 30. We depend on major mobile operating systems and third-party platforms. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our mobile app, our ability to grow may be adversely affected. 31. If miners or validators of any supported digital asset demand high transaction fees, our operating results may be adversely affected. 32. We rely on search engines, social networking sites and other web-based platforms to attract a meaningful portion of our customers, and if those search engines, social networking sites and other web- based platforms change their listings or policies regarding advertising, or increase their pricing or suffer problems, it may limit our ability to attract new customers. 32

Risks Related to Government Regulation and Privacy Matters 33. Any failure to obtain or maintain necessary money transmission licenses could adversely affect our operations. 34. We are subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition. 35. It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar digital assets in one or more countries, the ruling of which would adversely affect us. 36. The theft, loss, or destruction of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses. 37. The digital asset economy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of digital assets or digital asset businesses adverse to our company. 38. Our obligations to comply with the laws, rules, regulations, and policies of a variety of international jurisdictions may increase and we may be subject to inquiries, investigations, and enforcement actions by U.S. and non-U.S. regulators and governmental authorities, including those related to sanctions, export control, and anti-money laundering. 39. Complex and evolving U.S. and international laws and regulation regarding privacy and data protection could result in claims, changes to our business practices, penalties, increased cost of operations or otherwise harm our business. 40. We are subject to compliance with U.S. anti-money laundering laws, the Bank Secrecy Act, the Dodd-Frank Act, the Foreign Corrupt Practices Act and numerous laws and regulations. Failure to comply with these laws could result in material settlements, fines, penalties and increased operating costs, all of which may adversely affect our business, financial condition and results of operations. 41. Future developments in tax laws or regulations regarding the treatment and reporting of digital assets for U.S. and foreign tax purposes could adversely impact our tax expense and liabilities, reporting obligations, liquidity and business. 42. Digital assets held by us are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections. 43. If we were deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations. Risks Related to Third Parties 44. We currently rely on third-party service providers and their systems for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers. 45. Many of our kiosks and key components to these kiosks are procured from a single or limited number of suppliers. Thus, we are at risk of shortage, price increases, tariffs, changes, delay, or discontinuation of these kiosks or components, which could disrupt and materially and adversely affect our business. 46. A substantial portion of our kiosks are placed with a small number of merchants as of the date of this presentation. The expiration, termination or renegotiation of any of these contracts with our top merchants, or if one or more of our top merchants were to cease doing business with us, or substantially reduce its dealings with us, could cause our revenues to decline significantly and our business, financial condition and results of operations could be adversely impacted. 33

Risk Related to Management and Employees 47. Our founder and chief executive officer has control over key decision making as a result of his control of a majority of the voting power of our outstanding capital stock. 48. Our management team has limited experience managing a public company. 49. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition. 50. Our officers, directors, employees, and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in digital assets, entities, and other initiatives, which could adversely affect our business and reputation. General Risk Factors 51. Adverse economic conditions may adversely affect our business. 52. Investors’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks. 53. We may be adversely affected by natural disasters, pandemics such as COVID-19, and other catastrophic events, and by man-made problems such as geopolitical conflicts and terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. 54. The requirements of being a public company, including maintaining adequate internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members. 55. We might require additional capital to support business growth, and this capital might not be available. 56. Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations in any given quarter or fiscal year. 57. Key business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics. 58. If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected. 59. The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected. 60. We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results, and we may face litigation as a result. 34